Exhibit 20.1

U.S. Premium Beef, LLC

December 5, 2011

Dear Member:

You are invited to attend a special meeting of members of U.S. Premium Beef, LLC (“USPB” or the “Company”) to be held at the Hilton-Kansas City Airport, 8801 NW 112th Street, Kansas City, Missouri, on Thursday, December 29, 2011, at 4:00 p.m. local time.  At the special meeting you will be asked to consider and vote on a proposal to authorize USPB to sell a substantial portion of USPB’s membership interest in National Beef Packing Company, LLC (“NBP”) to Leucadia National Corporation, a New York corporation (“LUK”).

On December 5, 2011, NBP and its members, including USPB, entered into a Membership Interest Purchase Agreement with LUK (referred to as the “purchase agreement”), pursuant to which LUK will purchase from USPB and NBPCo Holdings LLC (“NBPCo”) a substantial portion of the issued and outstanding membership interests in NBP.  (USPB and NBPCo are each referred to as a “Seller” and are jointly referred to as the “Sellers” in the attached proxy statement.)  The purchase price to be paid to each of the Sellers is based upon an aggregate value of $1.15 billion for all of the issued and outstanding membership interests of NBP.  USPB’s current ownership interest in NBP is comprised of NBP Class A-1 units and NBP Class B units; when all of the NBP Class A-1 units are converted to NBP Class B units, USPB’s ownership interest in NBP represents approximately 70.7% of the total ownership.  (NBP ownership on such “as converted” basis is referred to in the attached proxy statement as “fully-diluted ownership.”)  The proposed transaction values USPB’s fully-diluted ownership in NBP at approximately $812.5 million.  If the proposed transaction is completed, USPB will sell approximately 79.6% of its ownership (representing 56.2% of the total) to LUK for a cash purchase price of approximately $646.8 million.  Following completion of the sale to LUK and the other transactions contemplated by the purchase agreement, USPB will retain approximately 15.1% of the ownership of NBP.

If the transaction closes, the Company will receive consideration of approximately $646.8 million; of that amount approximately $609.8 million will be immediately paid to USPB in cash.  The remaining amount of approximately $37.0 million will be deposited in an escrow account to satisfy potential indemnification claims from LUK under the purchase agreement.  If no indemnification claims arise during a period of two years after the closing of the proposed transaction, those remaining funds (or any portion remaining after payment of any indemnification claims) will be distributed to USPB.  USPB estimates that, within 30 days after the closing, it will distribute a portion of the cash consideration to each unitholder in the amount of approximately $70 (before applicable tax withholding, if any) for each USPB Class A unit and $617 for each USPB Class B unit held by such unitholder, as described more fully in the section entitled “Distributions to USPB’s Unitholders” on page 32.  The Company also will repay all patronage notices, which total approximately $42.1 million.  Please note that when the value of USPB’s fully-diluted ownership interest in NBP, as reflected in the proposed transaction, is (i) reduced by the payment of the patronage notices and (ii) divided by the number of USPB Class A and Class B units issued and outstanding, the result is an implied valuation of $1,023 for the combination of one USPB Class A unit and one USPB Class B unit.

The Company’s board of directors and NBP’s board of managers have each unanimously determined that the proposed transaction with LUK is advisable, fair to and in the best interests of NBP and its members, as well as to the members and unitholders of those organizations that are members of NBP, which includes USPB.  Accordingly, USPB’s board of directors has unanimously approved and adopted the purchase agreement and unanimously recommends that you vote “FOR” the approval and adoption of the purchase agreement and the transactions contemplated thereby.

Your vote is important.  Whether or not you plan to attend the special meeting in person, please take time to vote by completing and mailing the enclosed proxy card or submitting your proxy by fax or hand delivery to the Company as soon as possible.  You may also vote in person by attending the special meeting.  Voting by any of these methods will ensure that your vote will be counted at the special meeting.  The failure to vote will have the same effect as a vote against the adoption and approval of the purchase agreement and the proposed transaction with LUK.

Accompanying this letter is a Notice of Special Meeting of Members and a Proxy Statement that provides detailed information about the purchase agreement and the proposed transaction with LUK, including information about the subsequent distribution of the Company’s net proceeds of that transaction to the Company’s unitholders.  We urge you to carefully read the entire Proxy Statement, including the discussion in the section entitled “Risk Factors” beginning on page 12.

We look forward to seeing you at the special meeting.  We are very excited about the proposed transaction with LUK and believe that the consideration represents an attractive return on your investment in USPB.

Sincerely,

Steven D. Hunt, Chief Executive Officer

The accompanying Notice of Special Meeting of Members and Proxy Statement are each dated December 5, 2011 and are first being mailed to the Company’s members on or about December 5, 2011.

U.S. PREMIUM BEEF, LLC

P.O. Box 20103

Kansas City, Missouri 64195

(866) 877 2525

NOTICE OF SPECIAL MEETING OF MEMBERS

TO BE HELD ON THURSDAY, DECEMBER 29, 2011

To the Members of U.S. Premium Beef, LLC:

This is a notice of a special meeting of the members of U.S. Premium Beef, LLC, a Delaware limited liability company (“USPB” or the “Company”), to be held at the Hilton-Kansas City Airport, 8801 NW 112th Street, Kansas City, Missouri, on Thursday, December 29, 2011, at 4:00 p.m. local time, solely for the following purposes:

1.               To consider and vote upon a proposal to adopt and approve the Membership Interest Purchase Agreement, dated as of December 5, 2011, among Leucadia National Corporation (“LUK”), National Beef Packing Company, LLC (“NBP”), the several members of NBP including USPB, and TMK Holdings, LLC, and approve the transactions contemplated thereby (which are sometimes referred to in the accompanying proxy statement as the “proposed transaction” or “proposed transactions”); and

2.               To grant the persons named as proxies discretionary authority to vote to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies to vote in favor of the approval and adoption of the Membership Interest Purchase Agreement and approval of the proposed transaction.

December 5, 2011 has been fixed as the record date for determining those members of the Company entitled to vote at the special meeting and any adjournments or postponements of the meeting.  Under USPB’s Certificate of Formation, Amended and Restated Limited Liability Company Agreement and applicable Delaware law, the affirmative vote of members holding a majority of the voting power of each class of units is required to approve the purchase agreement.  The eligible members holding Class A units are each entitled to one vote per eligible member, and the members holding Class B units are each entitled to one vote per Class B unit owned by such member.

USPB’s board of directors unanimously recommends that members vote “FOR” approval of the Membership Interest Purchase Agreement and “FOR” the proposal to adjourn the special meeting, if necessary.

Pursuant to the provisions of Chapter 18 Section 210 of the Delaware Code and Section 3.7 of the Company’s Limited Liability Company Agreement, the Company’s members are not entitled to dissent to the approval and adoption of the Membership Interest Purchase Agreement nor assert appraisal rights.

To vote, please complete and return the enclosed proxy card to the Company in the envelope provided or submit your proxy card by fax or by hand delivery in accordance with the instructions provided on the proxy.  If you vote by mail, your proxy will not be counted unless it is received by USPB by 8:00 a.m. Central Standard Time on December 29, 2011, or prior to any applicable adjournment or postponement of the meeting.  If you vote by fax, your proxy will not be counted unless it is received by the Company by 2:00 p.m. Central Standard Time on December 29, 2011, or prior to any applicable adjournment or postponement of the meeting.  If you hand deliver your proxy, it must be received by USPB at or prior to the special meeting or any applicable adjournment or postponement of the special meeting.  You may, of course, vote in person by attending the special meeting (and any adjournments or postponements of the meeting) and submitting your vote at that time.

By Order of the Board of Directors,

Kansas City, Missouri	Mark R. Gardiner
December 5, 2011	Chairman of the Board of Directors

PROXY STATEMENT

i

PROXY STATEMENT

(continued)

ii

PROXY STATEMENT

(continued)

iii

QUESTIONS AND ANSWERS ABOUT THE PROPOSED TRANSACTION AND SPECIAL MEETING

Below are answers to questions that we anticipate may be frequently asked by members of USPB in connection with making their decision on whether to vote in favor of the approval and adoption of the purchase agreement and approval of the proposed transaction.  We encourage you to read this entire document to obtain a more complete answer to these questions and to the other questions that you may have.

Questions and Answers about the Proposed Transaction

Q:                                  Why am I receiving this proxy statement?

A:                                   LUK has agreed to acquire approximately 78.9% of the outstanding ownership interest in NBP from the current owners, including USPB.  As indicated above, the proposed transaction values the equity ownership of NBP at $1.15 billion and USPB’s current fully-diluted ownership interest of approximately 70.7% of NBP at approximately $812.5 million.  If the proposed transaction is completed, USPB will sell approximately 79.6% of its fully-diluted ownership in NBP (representing approximately 56.2% of the total ownership in NBP) to LUK for a cash purchase price of approximately $646.8 million.  Following completion of the sale to LUK and the other transactions contemplated by the purchase agreement, USPB will retain approximately 15.1% of the ownership of NBP.  The proposed transaction will be pursuant to the terms of a purchase agreement that is described in detail in the section entitled “The Purchase Agreement” beginning on page 36 of this proxy statement.  A copy of the purchase agreement in substantially the form executed by USPB is attached as Appendix A to this proxy statement.

In order to complete the proposed transaction, USPB’s members must approve and adopt the purchase agreement and approve the transactions contemplated by the purchase agreement, and all other conditions to the proposed transaction must be satisfied or waived.  USPB will hold a special meeting of its members on December 29, 2011 to obtain the necessary member approval.  This proxy statement contains important information about the purchase agreement, the proposed transaction and the special meeting, and you should read it carefully.  The enclosed proxy card for the special meeting allows you to vote without attending the special meeting.

Q:                                  Why is USPB interested in selling a substantial portion of its ownership interests in NBP to LUK?

A:                                   The USPB Board unanimously approved the proposed transaction because, among other reasons, it enables USPB to address historical liquidity challenges of unit ownership for its maturing membership base by realizing an attractive price for a substantial portion of its processing ownership and to distribute a significant portion of the consideration to USPB’s unitholders.  A key factor in the Board’s approval of the proposed transaction is that USPB’s unitholders can continue to realize USPB’s original objectives including assurance of market access, value based pricing, and processing ownership.  The proposed transaction is the result of an unsolicited offer by a very successful company which is interested in making a long term investment in a stable, highly competitive and successful food business.  The result is a more diversified ownership base, a cleaner NBP balance sheet and the continuation of USPB’s highly successful cattle supply arrangement.  The proposed transaction addresses USPB’s desire to redeem its outstanding patronage notices and provides USPB unitholders with the opportunity to realize a significant return on their initial investment, while maintaining a sizable ongoing ownership interest in NBP.

Q:                                  What will I receive from USPB as a result of the proposed transaction?

A:                                   The proposed transaction will provide cash consideration to USPB of approximately $646.8 million.  Although approximately $37.0 million of the approximate $646.8 million to be received by USPB will be held in escrow pursuant to the escrow agreement described on page 38 of this proxy statement, USPB’s receipt of approximately $609.8 million upon completion of the proposed transaction will allow USPB to utilize the cash proceeds from the proposed transaction to repay all remaining patronage notices, which currently total approximately $42.1 million.  The remaining cash to be received by USPB in the proposed transaction represents a value of $77 per USPB Class A unit and $676 per Class B unit.  USPB intends to distribute approximately $70 to the holder of each issued and outstanding Class A Unit and $617 to the holder of each issued and outstanding Class B Unit, before applicable tax withholding, if any.  Please note that the proposed transaction does not involve cancellation or sale of the Class A or Class B units issued by USPB to its unitholders; those units will remain issued and outstanding.

Q:                                  What is the total value of the proposed transaction?

A:                                   USPB and the minority owners of NBP have negotiated a purchase agreement, subject to the approval of USPB’s members, that provides for the sale of approximately 78.9% of the ownership of NBP to LUK in a transaction that values the equity ownership of NBP at $1.15 billion.  The purchase agreement contains provisions that ensure the continuance of USPB’s current value based pricing system whereby USPB will enter into a cattle purchase and sale agreement with LUK to deliver to NBP 735,385 head of cattle annually, plus or minus 10%.  The purchase price for cattle purchased by NBP shall be determined pursuant to NBP’s pricing grids for cattle to be delivered by USPB’s unitholders and associates.

Q:                                  I own 1,000 USPB Class A units and 1,000 Class B units, which I acquired in USPB’s original offering.  What is the distribution that I can expect to receive if the proposed transaction is approved and completed?

A:                                   Assuming that a member acquired their ownership of 1,000 USPB Class A units and 1,000 Class B units for a price of $55 per linked unit (which was the offering price in U.S. Premium Beef, Ltd.’s original cooperative stock offering), that member would have invested $55,000 in USPB.  If the proposed transaction is approved and USPB completes the intended distribution, the member would receive a distribution of approximately $70 (before applicable tax withholding, if any) per Class A unit and $617 per Class B unit (before applicable tax withholding, if any).  That distribution would total approximately $687 for the combination of each Class A unit and Class B unit you own, resulting in a distribution of approximately $687,000 if you own 1,000 Class A units and 1,000 Class B units.  However, as indicated above, the proposed transaction does not involve cancellation or sale of the Class A and Class B units issued by USPB to its unitholders, all of which will remain issued and outstanding following the proposed transaction.

Q:                                  I own 1,000 USPB Class A units and 1,000 Class B units and $10,000 of patronage notices.  What is the distribution that I can expect to receive if the proposed transaction is approved and completed?

A:                                   If the proposed transaction is approved and USPB completes the intended distribution, the member would receive a distribution of approximately $697,000 (before applicable tax withholding, if any), which would represent $70 per Class A unit and $617 per Class B unit for each of his or her 1,000 units plus a distribution of $10,000 in satisfaction of the patronage notices.

Q:                                  Will I continue to hold my USPB Class A units and Class B units if the proposed transaction is completed?

A:                                   Yes.  All USPB Class A units and Class B units will remain outstanding, without any change in the rights and obligations associated with your ownership of those USPB units.  The proposed transactions involve USPB’s sale of its ownership interests in NBP and does not directly involve USPB’s Class A and Class B units, except that ownership of those USPB units will determine who is entitled to receive distributions of a portion of the proceeds of the proposed transactions.

Q:                                  Who is Leucadia National Corporation?

A:                                   Leucadia (“LUK”) is a diversified holding company engaged in a variety of businesses, including manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations.  LUK also has significant investments in the common stock of two public companies that are accounted for at fair value, one of which is a full service investment bank and the other of which is a manufacturer of copper, brass, plastics and aluminum products.  LUK owns equity interests in a variety of operating businesses and concentrates on return on investment and cash flow to maximize long-term shareholder value.  Additionally, LUK continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses.  LUK’s common stock is traded on the New York Stock Exchange; detailed information regarding LUK can be found in LUK’s filings with the Securities and Exchange Commission at www.sec.gov.

Q:                                  What should I do now?

A:                                   After carefully reading this proxy statement, including its appendices, USPB urges you to please respond by voting through one of the following means:

•                  by mail, by completing, signing and dating the enclosed proxy card and returning it in the envelope provided;

•                  by fax, by completing, signing and dating the enclosed proxy card and faxing it to (816) 713-8810;

•                  by physical delivery¸ by completing, signing and dating the enclosed proxy card, sealing it in the envelope provided and physically delivering it to USPB or a USPB officer or director; or

•                  in person, by attending the special meeting and submitting your vote in person.

Q:                                  How does USPB’s board of directors recommend that members vote on the proposed transaction?

A:                                   After careful consideration, USPB’s board of directors unanimously determined that the proposed transaction is advisable, fair to and in the best interests of USPB and its unitholders and unanimously approved the purchase agreement and the transactions contemplated by the purchase agreement.  Accordingly, USPB’s board of directors unanimously recommends that you vote “FOR” Proposal No. 1.

Q:                                  What vote is required to adopt and approve the purchase agreement and approve the proposed transaction?

A:                                   The adoption and approval of the purchase agreement and the approval of the proposed transaction requires the affirmative vote of the majority of the voting power of the Class A members and the Class B members, voting as separate classes.

Q:                                  How will voting on any other business be conducted?

A:                                   Proposal No. 2 to grant discretionary authority to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of approving and adopting the purchase agreement and approving the proposed transactions requires a majority of votes cast by USPB’s members present in person or by proxy at the meeting.  USPB’s board of directors unanimously recommends that you vote “FOR” Proposal No. 2.

We do not know of any other business to be considered at the special meeting other than Proposal No. 1 and Proposal No. 2 described in this proxy statement, and USPB’s Limited Liability Company Agreement limits matters that may be considered at a special meeting to those approved by the board of directors and contained in the notice of the special meeting.

Q:                                  When do you expect to complete the proposed transaction?

A:                                   LUK and the Sellers will work to complete the proposed transaction as quickly as possible.  The parties cannot complete the transaction until each party satisfies a number of conditions, including approval by USPB’s members and the satisfaction of requirements under the applicable antitrust laws.  The parties intend to complete the transaction as soon as the necessary conditions have been satisfied.  Subject to the satisfaction of all conditions the parties expect to close the transaction on or about December 30, 2011.

Q:                                  Am I entitled to appraisal rights?

A:                                   No.  USPB’s members are not entitled to appraisal rights under USPB’s Amended and Restated Limited Liability Company Agreement or Certificate of Formation or under applicable state law.

Q:                                  What are the tax consequences of the proposed transaction to me?

A:                                   If the transaction closes, USPB will recognize gain on the sale of the units in NBP in an amount equal to the excess of (1) USPB’s “amount realized” for federal income tax purposes, which equals the sum of the amount of cash consideration received (including any amounts of cash withheld), and the Company’s share of NBP’s pre-sale liabilities attributable to the units in NBP being sold, over (2) USPB’s adjusted tax basis in the units in NBP being sold (including the basis attributable to the share of pre-sale liabilities of NBP allocable to the units of NBP being sold).  You will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction as so calculated.

Although you will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction, any cash distributions from USPB to you generally will not trigger additional tax liability for federal income tax purposes except to the extent that the amount of cash distributed exceeds the adjusted tax basis of your interest in USPB immediately before the distribution.  Applicable regulations provide that advances of money against a partner’s distributive share of income are treated as if made on the last day of the partnership’s taxable year.  A partner’s basis in the partnership generally is increased by the partner’s allocable share of the partnership’s taxable (and other) income and decreased by the partner’s allocable share of losses of the partnership and other distributions, and allocations of income and loss generally are made on the last day of a partnership’s taxable year.  Because distributions to you of the cash proceeds of the sale will be made subject to your obligation to return any amount in excess of your allocable share of USPB’s taxable income for the year of the sale, they will be treated for federal income tax purposes as if made on the last day of USPB’s taxable year, after allocations to you of USPB income, if any.  As a result, for purposes of determining whether distributions to you of cash proceeds from the Sale exceed the adjusted tax basis of your interest in USPB, the adjusted tax basis of your interest in USPB will include your allocable share of any gain USPB recognized as a result of the Sale.  USPB expects that aggregate distributions to you during the year of the Sale, including distributions of cash proceeds of the sale, generally will not exceed your allocable share of USPB’s income for the year of the sale and therefore such distributions generally will not be taxable for federal income tax purposes and will not be required to be returned to USPB.

Q:                                  If the proposed transaction is completed, when and how will I receive the consideration?

A:                                   Within 30 days after closing, USPB intends to mail checks to USPB’s unitholders.  Each unitholder will receive a check consisting of such unitholder’s portion of the cash distribution.  In addition, within 45 days of closing, USPB intends to mail to each holder of patronage notices, including unitholders, a check for the full amount of such patronage notices.

Q:                                  Are there any risks related to or arising from the proposed transaction?

A:                                   Yes.  You should carefully review the section entitled “Risk Factors” beginning on page 12 of this proxy statement.

Questions and Answers About the USPB Special Meeting of Members

Q:                                  When and where will the USPB special meeting of members be held?

A:                                   The special meeting will take place at the Hilton-Kansas City Airport, 8801 NW 112th Street, Kansas City, Missouri, on Thursday, December 29, 2011, at 4:00 p.m. local time.

Q:                                  Who may vote at the special meeting of members?

A:                                   Only USPB’s members of record as of December 5, 2011, the record date for members who are eligible to vote, may vote at the special meeting.  As of December 5, 2011, USPB had 735,385 Class A units issued and outstanding. Of those Class A units, 734,780 were held on the record date by a total of 452 members who are eligible to vote.  On December 5, 2011, USPB had 755,385 Class B units issued and outstanding. Of those Class B units, 754,780 were held on the record date by a total of 453 members who are eligible to vote.  Class A members are entitled to one vote per member, regardless of the number of Class A units owned.  Class B members are entitled to one vote for each unit they own.

Q:                                  How can I vote?

A:                                   If you are a member of record, you may submit a proxy for the special meeting by marking, signing, dating and returning the proxy card:

•                  by mail, in the envelope provided;

•                  by fax, by faxing it to (816) 713-8810; or

•                  by physical delivery, by sealing the proxy card it in the envelope provided and physically delivering it to USPB or one of USPB’s officers or directors.

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting.  However, as your plans may change, USPB requests that you submit your completed proxy card even if you plan to attend the special meeting.  A ballot cast at the special meeting will supersede a previously completed proxy card.

Q:                                  Is my vote confidential?

A:                                   Proxy instructions and ballots will be disclosed within USPB and with other third parties (i) to allow for the tabulation of votes and certification of the vote and (ii) to facilitate a successful proxy solicitation and special meeting.  Proxy instructions and ballots may also be disclosed to satisfy any applicable legal requirements.

Q:                                  How will my proxy be exercised with respect to the proposal regarding the proposed transaction?

A:                                   All valid proxies received before the meeting will be exercised.  All Class A members and Class B units represented by a proxy will be voted, and where a member specifies by means of his or her proxy a choice with respect to the proposed transaction, the units and the member’s vote will be voted in accordance with the specification so made.

Q:                                  What happens if I do not indicate how to vote on my proxy card?

A:                                   If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” approval and adoption of the purchase agreement and approval of the transactions contemplated by the purchase agreement, and as a vote “FOR” the grant of discretionary authority to the persons named as proxies to vote your units to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of approving and adopting the purchase agreement and approving the transactions contemplated by the purchase agreement.

Q:                                  What happens if I do not return a proxy card or vote?

A:                                   If you do not sign and mail in your proxy card, physically deliver it to USPB, vote by fax or vote at the special meeting, it will have the same effect as a vote against the approval and adoption of the purchase agreement and the transactions contemplated by the purchase agreement.  If you do not sign and send in your proxy card or vote at the special meeting, it will have no effect on the proposal to grant discretionary authority to adjourn the special meeting.

Q:                                  May I change my vote after I have mailed, faxed or hand delivered my signed proxy card or voted by fax?

A:                                  Yes.  If you have completed a proxy, you may change your vote at any time before your proxy is voted at the special meeting of members.  You can do this in one of three ways:

•                  You can send a written, dated notice to the Secretary of USPB stating that you would like to revoke your proxy;

•                  You can complete, date and submit a new later-dated proxy card by mail, by fax or by hand delivery to USPB; or

•                  You can attend the special meeting and vote in person.  Your attendance alone will not revoke your proxy.

Q:                                  Who can answer my questions about the purchase agreement, the proposed transaction or USPB’s special meeting of members?

A:                                   If you have questions about the purchase agreement, the proposed transaction or USPB’s special meeting of members, including the procedures for voting, or if you would like additional copies of this proxy statement, you should contact Steven D. Hunt or Scott J. Miller at the following address or telephone number:

U.S. Premium Beef, LLC

P.O. Box 20103

Kansas City, Missouri 64195

(866) 877-2525

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SUMMARY

The following summary highlights selected information from this document and, in conjunction with the preceding “Questions and Answers About the Proposed Transaction and Special Meeting”, is intended to provide an overview of the proposed sale of the NBP membership interests to LUK.  To understand the transaction fully and for a more complete description of the legal terms of the purchase agreement, we encourage you to read this entire document, including the sections entitled “The Purchase Agreement” and “The Proposed Transaction,” as well as the appendices and the financial statements and related notes to those statements included in this proxy statement.

The Proposed Transaction and the Purchase Agreement (see pages 27 and 36)

NBP, its members including USPB, and TMK Holdings, LLC (a newly formed entity controlled by Timothy M. Klein) entered into a Membership Interest Purchase Agreement with LUK dated December 5, 2011 (the “purchase agreement”).  The purchase agreement provides that LUK will purchase approximately 79.6% of the ownership of NBP from USPB and NBPCo for total consideration of approximately $875.4 million.  Immediately after consummation of that sale, two entities (TKK Investments, LLC and TMKCo, LLC) controlled by NBP’s Chief Executive Officer, Timothy M. Klein, will sell NBP ownership interests representing approximately 4.4% of NBP to NBP for cash consideration of approximately $75.9 million.  Immediately after that transaction, TMK Holdings, LLC will purchase an ownership interest of approximately 0.7% in NBP from LUK for a cash payment of $7,500,000.  Upon completion of those proposed transactions, LUK will hold approximately 78.9% of the ownership of NBP, USPB will hold approximately 15.1% of the ownership of NBP, NBPCo will hold approximately 5.3% of the ownership in NBP and Mr. Klein, through TMK Holdings, LLC, will own approximately 0.7% of the ownership in NBP.

The proposed transaction values the equity ownership of NBP at $1.15 billion and USPB’s current fully-diluted ownership interest of approximately 70.7% of NBP at approximately $812.5 million.  If the proposed transaction is completed, USPB will sell approximately 79.6% of its fully-diluted ownership in NBP (representing approximately 56.2% of the total ownership in NBP) to LUK for a cash purchase price of approximately $646.8 million.  However, approximately $37.0 million of the approximate $646.8 million to be received by USPB will be held in escrow pursuant to the escrow agreement described on page 38 of this proxy statement, as a source of payment for any indemnification claims made by LUK following completion of the transaction.  As a result, if the proposed transaction is completed, USPB expects to receive approximately $609.8 million in immediately available funds upon completion of the proposed transaction.

Please see the sections of this proxy statement entitled “The Proposed Transaction”, “The Purchase Agreement” and “Comparison of Rights of Members of NBP” for a detailed discussion of the proposed transaction and the terms and conditions of the purchase agreement, the escrow agreement and the proposed First Amended and Restated Limited Liability Company Agreement (“Restated LLC Agreement”) for NBP.

Certain Parties to the Proposed Transaction

U.S. Premium Beef, LLC (see page 60)

U.S. Premium Beef, LLC (“USPB” or the “Company”) provides an integrated cattle production, processing and marketing system for the benefit of its members, unitholders and associates.  It is owned by beef producers who produce high quality, value-added beef products designed to meet consumers’ demands.  USPB markets the finished beef cattle of its members, unitholders and associates through the National Beef Packing Company, LLC, the nation’s fourth largest beef processor.  USPB is the majority owner of the membership interests in NBP.

USPB was originally formed as a Kansas cooperative in July of 1996, and converted to a Delaware limited liability company in August of 2004 (the “Restructuring”).  USPB’s principal executive offices are located at 12200 North Ambassador Drive, Suite 501, Kansas City, Missouri 64163, and its telephone number is (866) 877-2525.  USPB’s website is www.uspremiumbeef.com.  Information contained on USPB’s website does not constitute part of this proxy statement.  USPB files annual, quarterly and current reports and other information with the Securities and Exchange Commission; USPB’s reports and filings can be found on the SEC’s website at www.sec.gov.

National Beef Packing Company, LLC (see page 63)

NBP is one of the largest beef processing companies in the U.S., accounting for approximately 14% of the federally inspected steer and heifer slaughter during its fiscal year ended August 27, 2011, as reported by the USDA.  NBP processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets.  NBP’s products include boxed beef, ground beef, hides, tallow and other beef and beef by-products.  In addition, NBP sells value-added beef products including branded boxed beef, case-ready beef, portion control beef, and further processed hides.  NBP markets its products to retailers, food service providers, distributors, further processors and the U.S. military.

NBP is a Delaware limited liability company that was formed on August 6, 2003 in an acquisition of Farmland Industries, Inc.’s ownership interest in Farmland National Beef by USPB and the other members of NBP.  NBP’s principal executive offices are located at 12200 North Ambassador Drive, Suite 500, Kansas City, Missouri 64163, and its telephone number is (800) 449-2333.  NBP’s website is www.nationalbeef.com.  Information contained on NBP’s website does not constitute part of this proxy statement.  NBP files annual, quarterly and current reports and other information with the Securities and Exchange Commission; NBP’s reports and filings can be found on the SEC’s website at www.sec.gov.

Leucadia National Corporation (see page 85)

LUK is a diversified holding company engaged in a variety of businesses, including manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations.  LUK also has significant investments in the common stock of two public companies that are accounted for at fair value, one of which is a full service investment bank and the other of which is a manufacturer of copper, brass, plastics and aluminum products.  LUK owns equity interests in a variety of operating businesses and concentrates on return on investment and cash flow to maximize long-term shareholder value.  Additionally, LUK continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses.  LUK’s common stock is traded on the New York Stock Exchange; detailed information regarding LUK can be found in LUK’s filings with the Securities and Exchange Commission at www.sec.gov.

The Special Meeting of USPB’s Members (see page 24)

The special meeting of members of USPB will be held at the Hilton-Kansas City Airport, 8801 NW 112th Street, Kansas City, Missouri, on Friday, December 29, 2011, at 4:00 p.m. local time.  The purpose of the special meeting is for the members to consider and vote upon a proposal to adopt and approve the purchase agreement with LUK pursuant to which USPB and NBPCo will sell to LUK a substantial portion of the issued and outstanding membership interests in NBP.

Members of the Company as of the record date of December 5, 2011 who are eligible to vote will be entitled to vote at the special meeting, either in person or by submitting the enclosed proxy card.  Please see the section of this proxy statement entitled “The Special Meeting” for a detailed discussion of the special meeting and the procedures regarding voting at that meeting.

Risk Factors (see page 12)

The “Risk Factors” beginning on page 12 of this proxy statement should be considered carefully by USPB’s members in evaluating whether to approve and adopt the purchase agreement and approve the proposed transaction.  These risk factors should be considered along with any other information included in this proxy statement.

Recommendation by the Board of Directors (see pages 29 and 91)

After careful consideration of various reasons for and against the proposed transaction, USPB’s board of directors has determined that the proposed transaction is fair to and in the best interests of USPB and its members and unitholders, and recommends that you vote “FOR” the adoption and approval of the purchase agreement and approval of the proposed transactions.  Please see the sections of this proxy statement entitled “The Proposed Transaction - Reasons for the Proposed Transaction” and “ - Recommendations of USPB’s Board of Directors and NBP’s Board of Managers” for a more detailed discussion of these topics.

Opinion of the Company’s Financial Advisor (see page 33)

CC Capital Advisors (“CC Capital”) has given its opinion that, based upon and subject to the assumptions, conditions, limitations and other matters set forth in that opinion, the proposed transaction is fair from a financial point of view to USPB.

CC Capital provided its opinion for the information and assistance of USPB’s board of directors in connection with its consideration of the purchase agreement and the proposed transactions contemplated by the purchase agreement, and such opinion is not a recommendation as to how any member of USPB should vote with respect to the proposed transaction.  CC Capital was retained solely to provide its opinion as to such fairness from a financial point of view, and did not provide any other financial advisory services to USPB or NBP in connection with the proposed transaction.

The full text of CC Capital’s written opinion is included as Appendix B to this proxy statement.  We urge you to carefully read the opinion in its entirety.

Interests of Certain Persons in the Proposed Transaction (see page 47)

In connection with the proposed transaction, USPB, NBP and their executive officers, directors and managers will enter into a variety of new or revised arrangements and agreements.  In certain circumstances, those new or revised arrangements may give rise to interests for USPB, NBP and their executive officers, directors and managers that are different from, or in addition to, the interests of USPB’s members.  The new or revised arrangements to be entered in connection with the proposed transaction include, among others:

•                  USPB, the members of USPB’s board of directors, the entities those board members represent and Mr. Steven D. Hunt, USPB’s Chief Executive Officer, will enter into non-competition agreement restricting their involvement with NBP competitors in cattle slaughter, beef processing, packaging and marketing and hide tanning;

•                  USPB will enter into a new Cattle Purchase and Sale Agreement with NBP;

•                  USPB will enter into a Pledge Agreement with NBP, pursuant to which USPB will grant NBP a security interest in USPB’s retained ownership interest in NBP to secure USPB’s performance of its obligations under the Cattle Purchase and Sale Agreement;

•                  Mr. Timothy M. Klein will enter into a new employment agreement with NBP; and

•                  Mr. Steven D. Hunt, USPB’s Chief Executive Officer, will enter into an amendment to the CEO Employment Agreement between USPB and Mr. Hunt.

Conditions to Completing the Proposed Transaction (see page 43)

Several conditions must be satisfied or waived before the closing of the proposed transaction, including, among others, those summarized below:

•                  approval and adoption of the purchase agreement and approval of the proposed transactions by USPB’s members;

•                  absence of any law, regulation or order making the proposed transaction illegal or otherwise prohibiting the proposed transaction;

•                  accuracy of each party’s respective representations and warranties in the purchase agreement, except as would not have a material adverse effect on such party;

•                  material compliance by each party with its covenants set forth in the purchase agreement; and

•                  receipt of certain approvals and consents required in connection with the proposed transaction, including those required to be given by the United States Federal Trade Commission (the “FTC”) and the Antitrust

Division of the United States Department of Justice under the Hart-Scott-Rodino Antitrust Act of 1976, as amended (the “HSR Act”) and applicable foreign jurisdictions.

Sellers and NBP are Prohibited from Soliciting Other Offers (see page 41)

The purchase agreement contains detailed provisions that prohibit any Seller, TMK Holdings, LLC and NBP from taking any action to solicit or engage in discussions or participate in negotiations with any person or group with respect to an alternative acquisition proposal.  The purchase agreement also provides that neither any Seller nor NBP shall authorize any investment bankers, consultants or other advisors to any Seller, NBP or subsidiaries of NBP to solicit, initiate, or encourage the making of any proposal described above.  The purchase agreement does not, however, prohibit USPB’s board of directors from considering and potentially recommending an unsolicited bona fide written acquisition proposal from a third party if specified conditions are met.  If USPB’s board of directors changes its recommendation, as described below, the purchase agreement may be terminated.  Contemporaneously with such a termination, Sellers shall cause NBP to pay LUK a termination fee of $35.0 million.

LUK and Sellers May Terminate the Purchase Agreement Under Certain Circumstances (see page 45)

The purchase agreement may be terminated under specified circumstances, including, among others:

•                  by mutual written consent of LUK and the Sellers at any time prior to the completion of the proposed transaction;

•                  by LUK if USPB fails to obtain the approval of its members within 90 days of the date of execution of the purchase agreement;

•                  by the Sellers if LUK breaches any covenant or agreement set forth in the purchase agreement, which breach would give rise to the failure of a condition to the closing and the breach cannot or has not been cured by LUK within the applicable cure period;

•                  by LUK if NBP, the Sellers or the newly formed TMK Holdings, LLC breach(es) any covenant or agreement set forth in the purchase agreement, which breach would give rise to the failure of a condition to the closing and the breach cannot or has not been cured by NBP or the Sellers within the applicable cure period;

•                  by Sellers if USPB’s board of directors, after receipt of a bona fide superior proposal from a third party as permitted in the purchase agreement, recommends that the Sellers terminate the purchase agreement and enter into an agreement with respect to a superior proposal and LUK does not make an offer that is at least as favorable as the superior proposal;

•                  by LUK or the Sellers if the closing has not occurred within 90 days after the date the purchase agreement is executed unless otherwise extended; or

•                  by either party for any other reason, provided that the terminating party pays a termination fee.

LUK or NBP May Pay a Termination Fee Under Certain Circumstances (see page 46)

If the purchase agreement is terminated, NBP may be required to pay a termination fee of up to $35.0 million to LUK under specified circumstances.  Similarly, LUK may be required to pay a termination fee of up to $35.0 million to NBP under specified circumstances.  NBP may also be required to pay LUK an expense reimbursement fee of up to $2.5 million; that fee will be payable if either LUK or the Sellers terminate the purchase agreement because the USPB members fail to approve the purchase agreement and the proposed transactions and neither NBP or LUK is to pay the $35.0 million termination fee.

Material U.S. Federal Income Tax Consequences of the Proposed Transaction (see page 86)

USPB will recognize gain on the sale of the units in NBP in an amount equal to the excess of (1) USPB’s “amount realized” for federal income tax purposes, which equals the sum of the amount of cash consideration received (including any amounts of cash withheld), and USPB’s share of NBP’s pre-sale liabilities attributable to the units in NBP being sold, over (2) USPB’s adjusted tax basis in the units in NBP being sold (including the basis attributable to the share of pre-sale liabilities of NBP allocable to the units of NBP being sold).  You will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction as so calculated.

Although you will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction, any cash distributions from USPB to you generally will not trigger additional tax liability for federal income tax purposes except to the extent that the amount of cash distributed exceeds the adjusted tax basis of your interest in USPB immediately before the distribution.  Applicable regulations provide that advances of money against a partner’s distributive share of income are treated as if made on the last day of the partnership’s taxable year.  A partner’s basis in the partnership generally is increased by the partner’s allocable share of the partnership’s taxable (and other) income and decreased by the partner’s allocable share of losses and other distributions of the partnership, and allocations of income and loss generally are made on the last day of a partnership’s taxable year.  Because distributions to you of the cash proceeds of the sale will be made subject to your obligation to return any amount in excess of your allocable share of USPB’s taxable income for the year of the sale, they will be treated for federal income tax purposes as if made on the last day of USPB’s taxable year, after allocations to you of USPB income, if any.  As a result, for purposes of determining whether distributions to you of cash proceeds from the Sale exceed the adjusted tax basis of your interest in USPB, the adjusted tax basis of your interest in USPB will include your allocable share of any gain USPB recognized as a result of the Sale.  USPB expects that aggregate distributions to you during the year of the Sale, including distributions of cash proceeds of the sale, generally will not exceed your allocable share of USPB’s income for the year of the sale and therefore such distributions generally will not be taxable for federal income tax purposes and will not be required to be returned to USPB.

USPB has treated the patronage notices that were outstanding at the time of USPB’s conversion from a cooperative into its current form as a limited liability company as “qualified written notices of allocation” within the meaning of Code Section 1388(c).  Owners of qualified written notices of allocation generally are not subject to tax on payments of qualified written notices of allocation.

USPB Members Do Not Have Appraisal Rights (see page 3)

USPB’s members are not entitled to appraisal rights under the Company’s Certificate of Formation, Limited Liability Company Agreement or under applicable Delaware law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements based on assumptions by the management of the Company and NBP as of the date of this document, including assumptions about risks and uncertainties faced by the Company and NBP.  When used in this document, the words “believe,” “expect,” “anticipate,” “intend,” “will” and similar verbs or expressions are intended to identify such forward-looking statements.

If management’s assumptions prove incorrect or should unanticipated circumstances arise, USPB’s and NBP’s actual results could differ materially from those anticipated.  These differences could be caused by a number of factors or combination of factors beyond the control of USPB and NBP.  Readers are urged to consider such factors when evaluating any forward-looking statement, and USPB cautions you not to put undue reliance on any forward-looking statements.

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RISK FACTORS

Risks Related to the Proposed Transaction

LUK and NBP must obtain certain regulatory approvals to complete the proposed transaction.

The proposed transaction is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder, which provide that some acquisition transactions may not be completed until required information has been furnished to the FTC, the Antitrust Division of the Department of Justice, and applicable foreign jurisdictions and until the waiting period has been terminated or has expired.  LUK and NBP intend to file the required HSR Act notifications with the Antitrust Division, the FTC and applicable foreign jurisdictions as soon as practicable following the date of this proxy statement, and may request early termination of the HSR Act waiting period.  There can be no assurance that such early termination will be granted and, even if granted, the termination of the HSR Act waiting period does not preclude the Antitrust Division, the FTC or others from challenging the proposed transaction on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed transaction or challenge the completed transaction.  Neither NBP, the Sellers, nor LUK believes that the proposed transaction will violate federal antitrust laws, but there can be no guarantee that the Antitrust Division, the FTC or others will not take a different position.  The fact that LUK does not own other companies or interests in beef processing enterprises is expected to assist the parties’ efforts to obtain the necessary regulatory approvals.

Certain of the officers, managers and directors of NBP and the Company have interests and arrangements that could affect their decision to support or approve the proposed transaction.

NBP’s board of managers and USPB’s board of directors were involved in and directed the negotiation of the proposed transaction agreement with LUK, approved the purchase agreement and are now each recommending that USPB’s members vote to approve and adopt the purchase agreement and the proposed transactions contemplated by the purchase agreement.  Certain of the officers and managers of NBP and the officers and board of directors of USPB have interests in the proposed transaction and related transactions that are different from, or in addition to, the interests of the Company’s members.  Such interests include the following:

•                  following the proposed transaction, NBP’s managers and executive officers will receive indemnification for certain liabilities incurred prior to the closing of the proposed transaction;

•                  Timothy M. Klein, President and Chief Executive Officer of NBP, will be offered continued employment with NBP after the closing of the proposed transaction; and

•                  Steven D. Hunt, Chairman of the Board of NBP and Chief Executive Officer of USPB, will continue to serve as Chief Executive Officer of USPB after the closing of the proposed transaction and will receive payment for these services.

For a description of these and other interests of the NBP’s and USPB’s managers, directors and executive officers in the proposed transaction, please see the section entitled “Interests of Certain Persons in the Proposed Transaction” beginning on page 47 of this proxy statement.

USPB’s members have no dissenters’ rights of appraisal.

USPB’s members are not entitled to dissent to the proposed transaction and assert appraisal rights under USPB’s LLC Agreement or under applicable Delaware law.  Accordingly, you do not have the right to seek a judicial determination of the fair value of your Class A and Class B units.

The purchase agreement limits NBP’s ability to pursue alternatives to the proposed transaction.

The proposed transaction agreement contains terms and conditions that make it more difficult for NBP to sell its business to a party other than LUK.  These “no shop” provisions impose restrictions on NBP, TMK Holdings, LLC, USPB and the other current members of NBP that, subject to certain exceptions, limit their ability to discuss, facilitate or commit to competing third party proposals to acquire all or a significant part of NBP.  See the section entitled “Covenants of the Parties - No Solicitation of Alternative Transactions” beginning on page 41 of this proxy statement.

LUK and the Sellers may waive one or more conditions to the proposed transaction without USPB having to resolicit member approval for the proposed transaction.

Each of the conditions to LUK’s and the Sellers’ obligations to complete the proposed transaction may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of LUK and the Sellers if the condition is a condition to both parties’ obligation to complete the proposed transaction, or by the party for which such condition is a condition of its obligation to complete the proposed transaction.  USPB’s board of directors will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement and resolicitation of proxies is necessary.  However, USPB generally does not expect any such waiver to be significant enough to require resolicitation of USPB’s members.  In the event USPB’s board of directors determines any such waiver is not significant enough to require resolicitation of members, it will have the discretion to complete the proposed transaction without seeking further member approval.  See “Conditions to the Proposed Transaction” on page 43 of this proxy statement.

The businesses of NBP and USPB may be adversely affected if the proposed transaction is not completed.

Completion of the proposed transaction is subject to several closing conditions, including obtaining the requisite USPB member approval.  USPB may be unable to obtain such approval on a timely basis or at all.  NBP’s future operations may be harmed to the extent that potential customers and suppliers are uncertain about its future direction.  NBP and USPB will also be required to pay significant costs incurred in connection with the proposed transaction, including legal and accounting fees, whether or not the proposed transaction is completed.  In addition, USPB will incur the fees and expenses associated with the fairness opinion by CC Capital.  Moreover, under specified circumstances described in the section entitled “Termination Fees” beginning on page 46 of this proxy statement, NBP could be required to pay LUK a termination fee of up to $35.0 million plus reimbursement of certain LUK expenses in connection with the termination of the purchase agreement.  Under other circumstances, LUK could be required to pay NBP in connection with the termination of the purchase agreement a termination fee of up to $35.0 million.

In the event that the USPB members do not approve the proposed transaction and the $35.0 million termination fee described above is not otherwise payable, under the purchase agreement, NBP is contractually obligated to reimburse LUK for LUK’s expenses of completing due diligence on NBP and negotiating the purchase agreement, up to a maximum amount of $2.5 million.  Please see the section of this proxy statement entitled “Termination Fee” for more information regarding the reimbursement of LUK’s expenses in such circumstances.

The proposed transaction will be taxable to USPB’s unitholders.

If the transaction closes, USPB will recognize gain on the sale of the units in NBP in an amount equal to the excess of (1) USPB’s “amount realized” for federal income tax purposes, which equals the sum of the amount of cash consideration received (including any amounts of cash withheld), and USPB’s share of NBP’s pre-sale liabilities attributable to the units in NBP being sold, over (2) USPB’s adjusted tax basis in the units of NBP being sold (including the basis attributable to the share of pre-sale liabilities of NBP allocable to the units of NBP being sold).  You will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction as so calculated.

Although you will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction, any cash distributions from USPB to you generally will not trigger additional tax liability for federal income tax purposes except to the extent that the amount of cash distributed exceeds the adjusted tax basis of your interest in USPB immediately before the distribution.  Applicable regulations provide that advances of money against a partner’s distributive share of income are treated as if made on the last day of the partnership’s taxable year.  A partner’s basis in the partnership generally is increased by the partner’s allocable share of the partnership’s taxable (and other) income and decreased by the partner’s allocable share of losses and other distributions of the partnership, and allocations of income and loss generally are made on the last day of a partnership’s taxable year.  Because distributions to you of the cash proceeds of the sale will be made subject to your obligation to return any amount in excess of your allocable share of USPB’s taxable income for the year of the sale, they will be treated for federal income tax purposes as if made on the last day of USPB’s taxable year, after allocations to you of USPB income, if any.  As a result, for purposes of determining whether distributions to you of cash proceeds from the Sale exceed the adjusted tax basis of your interest in USPB, the adjusted tax basis of your interest in USPB will include your allocable share of any gain USPB recognized as a result of the Sale.  USPB expects that aggregate distributions to you during the year of the Sale, including distributions of cash proceeds of the sale, generally will not exceed your allocable share of USPB’s income for the year of the sale and therefore such distributions generally will not be taxable for federal income tax purposes and will not be required to be returned to USPB.

USPB has treated the patronage notices that were outstanding at the time of the Restructuring as “qualified written notices of allocation” within the meaning of Code Section 1388(c).  Owners of qualified written notices of allocation generally are not subject to tax on payments of qualified written notices of allocation.

Your distributive share of taxable income may be reallocated by the IRS.

Pursuant to the Internal Revenue Code an allocation, or portion thereof, of federal taxable income, gain, loss, or deduction will be respected only if it either has “substantial economic effect” or is in accordance with the “partner’s interest in the partnership.”  The Service has provided certain “safe harbors” in the Treasury Regulations which, if met, will ensure that an allocation has economic effect.  As part of the Sale, NBP’s Limited Liability Company Agreement (“LLC Agreement”) will be amended and restated, including changes to the manner in which NBP’s income (or loss) will be allocated among the NBP members.  That new allocation method will not fall within such “safe harbors.”  USPB believes that the allocations of income, gain, loss or deductions for federal income tax purposes set forth in the Restated LLC Agreement will have substantial economic effect or will be in accordance with the partner’s interest in the partnership.  Nevertheless, if the IRS determines that the method of allocation used in the Restated LLC Agreement does not have substantial economic effect or is not in accordance with the partner’s interest in the partnership, then the IRS may make a reallocation of such items in accordance with its determination of each member’s economic interest in NBP.

The Internal Revenue Service could assert that the Company is not entitled to a capital loss resulting from a payment by the Company of the full face amount of the outstanding patronage notices.

In 2004 U.S. Premium Beef, Ltd., a Kansas cooperative (the “Cooperative”) undertook a restructuring transaction consisting of two steps: a statutory merger of the Cooperative into a Delaware corporation, followed by a statutory conversion of the Delaware corporation into a Delaware limited liability company (the Company).  As a result of the Restructuring, the payment obligations of the Cooperative represented by its outstanding patronage notices became payment obligations of the Company (referred to as “patronage notices”).  For federal income tax purposes, the Company treated the Restructuring as a taxable liquidation of the Cooperative followed by a contribution by the Cooperative’s shareholders of all of the assets and liabilities of the Cooperative to the Company.  In addition, for federal income tax purposes, the Company treated the patronage notices as reducing the aggregate value of the liquidating distribution by the amount of their aggregate fair market value at the time of the restructuring as determined by an appraisal.

USPB expects to pay the full face amounts of all outstanding patronage notices after the sale of a portion of USPB’s ownership interest in NBP to LUK.  USPB will treat these payments as giving rise to a capital loss in an amount equal to the excess of the amounts paid with respect to the outstanding patronage notices over the adjusted tax basis of the patronage notices at the time of the restructuring as determined by the appraisal completed at the time of Restructuring (which equaled their fair market value at that time).  Applying this treatment, you would be required to report on your federal income tax return your allocable share of USPB’s capital loss, if any, with respect to the patronage notices.  The treatment of payments by USPB with respect to the outstanding patronage notices is uncertain, however, and there can be no assurance that the position that the payments give rise to a capital loss will not be successfully challenged by the IRS.  In addition, limitations on the deductibility of capital losses could reduce or eliminate the benefit of the deduction to you.

Risks Related to NBP

Outbreaks of disease affecting livestock can adversely affect demand for NBP’s products and the supply of cattle and thereby adversely affect its business.

NBP is subject to risks relating to animal health and disease control.  An outbreak of disease affecting livestock, such as BSE (also commonly referred to as mad cow disease) or foot-and-mouth disease could result in restrictions on sales of products to NBP’s customers or purchases of livestock from its suppliers.  Also, outbreaks of these diseases, or the perception by the public that such an outbreak has occurred or other concerns regarding such disease, whether or not resulting in regulatory action, can lead to cancellation of orders by NBP’s customers and create adverse publicity that may have a material adverse effect on consumer demand and, as a result, on NBP’s results of operations.  Furthermore, an outbreak of disease could lead to widespread destruction of cattle, which could have a negative impact on NBP.

If NBP’s products or products made by others using NBP’s products become contaminated or are alleged to be contaminated, NBP may be subject to product liability claims and product recalls that would adversely affect its business.

NBP may be subject to significant liability potentially in excess of applicable liability insurance policy limits if the consumption of any of its products or products made by others using its products causes injury, illness or death due to contamination or otherwise.  In addition, NBP may in the future recall products in the event its products are or may be contaminated, spoiled or inappropriately labeled.  Contamination of NBP’s products or those of its competitors also may create adverse publicity or cause consumers to lose confidence in the safety and quality of NBP’s products that could negatively affect its business.  NBP may encounter the same risks of contamination or negative publicity if a third party tampers with NBP’s products.  Allegations of contamination of NBP’s products may also be harmful to NBP even if such allegations are untrue.  The occurrence of any of these risks may increase NBP’s costs and decrease demand for its products, which could negatively affect its business, financial condition, results of operations and cash flows.  Organisms producing food borne illnesses are generally found in the environment and there is a risk that as a result of food processing they could be present in NBP’s products.  For example, E. coli is one of many food borne bacteria commonly associated with beef products.  Once contaminated products have been shipped for distribution and consumption, illness or death may result if pathogens are present or increase due to handling or temperatures, and are not otherwise eliminated at the further processing, food service or consumer level.  There can be no assurance NBP will not be required to perform product recalls, or that product liability claims will not be asserted against NBP, in the future.

NBP’s margins may be negatively impacted by fluctuating raw material and utility costs, selling prices, changes in its relationships with its suppliers and other factors that are outside of NBP’s control.

NBP’s margins are dependent on the price at which its beef products can be sold and the price it pays for raw materials, among other factors.  These prices can vary significantly over a relatively short period of time as a result of a number of factors, including the relative supply and demand for live cattle and beef products, as well as the market for competing or complimentary products, such as pork and poultry.  In addition, closure of international markets to U.S. beef product exports as a result of the December 23, 2003 BSE discovery negatively affected U.S. beef product margins, as certain by-products, classified as Specific Risk Materials, have been banned from use in feedstocks and the human food chain.  Some of these products previously enjoyed a market in foreign countries.

The supply and market price of the livestock that constitute NBP’s principal raw material and represent the substantial majority of its cost of goods sold are dependent upon a variety of factors over which NBP has little or no control, including fluctuations in the size of herds maintained by producers, the relative cost of feed and energy, weather and livestock diseases.  In addition, NBP purchases approximately 52% of the cattle it processes on the open market.  If NBP does not attract and maintain acceptable relationships with growers, the quantity, quality or pricing of its supply of cattle could be negatively affected.

Severe price swings in raw materials, and the resulting impact on the prices NBP charges for its products, have at times had, and may in the future have, a material adverse effect on NBP’s financial condition, results of operations and cash flows.  If NBP experiences increased costs, it may not be able to pass them along to its customers.  In addition, the costs for utilities, such as energy and water may fluctuate over time.

NBP’s international operations expose it to political and economic risks in foreign countries, as well as to risks related to currency fluctuations and could negatively affect NBP’s sales to customers in foreign countries and its operations and assets in such countries.

In fiscal year 2011, exports, primarily to Mexico, Japan, South Korea, Canada, China (for hides), Hong Kong, Egypt, and Taiwan accounted for approximately 12.6% of NBP’s total net sales and these sales on average had a higher margin than its sales generally.  A reduction in its international sales would likely adversely affect its margins.  In addition, NBP’s international activities expose it to risks not faced by companies that limit themselves to the domestic market.  One significant risk is that the international operations may be affected by tariffs, other trade protection or food safety measures and import or export licensing requirements.

Risks associated with NBP’s international activities include:

•                  changes in foreign currency exchange rates and inflation or deflation in the foreign countries in which NBP operates;

•                  the closing of borders by foreign countries to the import of NBP’s products due to disease or other perceived health or food safety issues;

•                  exchange controls;

•                  changes in tariffs;

•                  changes in political or economic conditions in a specific country or region, particularly in emerging markets;

•                  trade restrictions imposed by countries with respect to the importation of NBP’s products, including actions taken in connection with trade disputes;

•                  potentially negative consequences from changes in regulatory requirements; and

•                  international conflict, including terrorist acts, which could significantly impact NBP’s financial condition and results of operations.

The occurrence of any of these events could increase NBP’s costs, lower demand for its products or limit its operations, which could have a material adverse effect on NBP’s business, financial condition, results of operations or prospects.

Compliance with environmental regulations could result in significant costs and failure to comply with environmental regulations and the use of hazardous substances, including at National Beef Leather’s tannery facility, could result in civil as well as criminal penalties, liability for damages and negative publicity.

NBP’s operations are subject to extensive and increasingly stringent regulations, including those relating to wastewater and storm water discharges, air emissions, waste handling and disposal and remediation of soil and groundwater contamination that are administered by the U.S. Environmental Protection Agency and state, local and other authorities.  In many areas, these laws and regulations are becoming increasingly stringent.  Failure to comply with these laws and regulations can have serious consequences for NBP, including criminal as well as civil and administrative penalties and negative publicity.  NBP has incurred and will continue to incur significant capital and operating expenditures to adapt to more stringent regulations and to avoid violations of these laws and regulations.  Additional environmental requirements imposed in the future could result in currently unanticipated investigations, assessments or expenditures, and may require NBP to incur significant additional costs.  Because the nature of these potential future charges is unknown, management is not able to estimate the magnitude of any future costs and NBP has not accrued any reserve for any potential future costs with respect to unknown items or requirements.

Some of NBP’s facilities have been in operation for many years.  During that time, NBP and previous owners of these facilities have generated and disposed of wastes that are or may be considered hazardous or may have polluted the soil or groundwater at NBP’s facilities, including adjacent properties.  The discovery of previously unknown contamination of property underlying or in the vicinity of NBP’s present or former properties or manufacturing facilities and/or waste disposal sites could require NBP to incur material unforeseen expenses.  Occurrences of any of these events may have a material adverse effect on NBP’s business, financial condition, results of operations and cash flows.

In most locations, NBP’s processing facilities rely on municipal or other regional governmental agencies for its water supply and for the treatment of its wastewater discharges.  These entities themselves are subject to environmental laws regarding the quality of their water discharges, and must meet permit limits.  If permit limits become more stringent, upgrades and capital improvements to these municipal treatment facilities are likely.  In those locations where NBP is a significant volume discharger, it is possible it may be asked to contribute toward the costs of such upgrades, or NBP may become subject to significant increases in water or sewer charges in order for such upgrade costs to be recouped.

NBP’s indebtedness could adversely affect its business and liquidity position.

As of August 27, 2011, NBP had $360.4 million of long-term debt, of which $38.5 million was classified as a current liability.  As of August 27, 2011, NBP’s Credit Facility consisted of a $375.0 million term loan, $342.3 million of which was outstanding, a $250.0 million revolving line of credit loan, which had no outstanding borrowings, outstanding letters of credit of $24.1 million and available borrowings of $225.9 million, based on the most restrictive financial covenant calculations.  In addition, as of August 27, 2011, NBP had outstanding industrial revenue bonds of $12.2 million and capital leases and other obligations of $5.9 million.

NBP’s indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.

NBP’s indebtedness, together with additional future indebtedness it may incur, and restrictive covenants contained in the Credit Facility could:

•                  make it difficult for NBP to satisfy its obligations, including making interest payments on its debt obligations;

•                  limit NBP’s ability to obtain additional financing to operate its business;

•                  require NBP to dedicate a substantial portion of its cash flow to payments on its debt, reducing its ability to use cash flows to fund capital expenditures and working capital and other general operational requirements;

•                  limit NBP’s flexibility to plan for and react to changes in its business and the beef processing industry;

•                  place NBP at a competitive disadvantage relative to some of its competitors that have less debt than NBP;

•                  limit NBP’s ability to pursue acquisitions; and

•                  increase NBP’s vulnerability to general adverse economic and industry conditions, including changes in interest rates, changes in cattle prices or a downturn in NBP’s business or the economy.

The occurrence of any one of these events could have a material adverse effect on NBP’s business, financial condition and results of operations or cause a significant decrease in its liquidity and impair its ability to pay amounts due on its indebtedness.

The Credit Facility contains, among other things, restrictive covenants that will limit NBP’s and its subsidiaries’ ability to finance future operations or capital needs or to engage in other business activities.  The Credit Facility restricts, among other things, its ability and the ability of its subsidiaries to:

•                  incur additional indebtedness or issue guarantees;

•                  create liens on NBP’s assets;

•                  make distributions on or redeem equity interests;

•                  make investments;

•                  transfer or sell properties or other assets; and

•                  engage in mergers, consolidations or acquisitions.

In addition, the Credit Facility requires NBP to meet specified financial ratios and tests under certain circumstances.

If NBP’s cash flow and capital resources are insufficient to fund its debt service obligations, NBP may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure debt.  NBP’s ability to generate cash and make scheduled payments or refinance NBP’s obligations depends on its successful financial and operating performance, which depend upon prevailing economic conditions and other factors, many of which are beyond its control.

NBP’s operating results could be negatively impacted by its hedging and derivative positions.

NBP uses derivative financial instruments and other hedging strategies in an attempt to reduce its exposure to various market risks, including changes in commodity prices.  NBP holds certain positions that do not qualify as hedges for financial reporting purposes.  These positions are marked to fair value, and the unrealized gains and losses are reported in earnings at each reporting date.  Therefore, losses on these contracts will adversely affect NBP’s reported operating results.  The use of such instruments may ultimately limit NBP’s ability to benefit from favorable commodity price movements, which may adversely affect reported operating results.

NBP generally does not have long-term contracts with its customers, and, as a result, the prices at which it sells its beef products are subject to market forces.

NBP generally does not have long-term sales arrangements with its customers and, as a result, the prices at which it sells products to them are determined in large part by market forces.  NBP’s customers, mostly excluding those with which NBP has long-term contracts, place orders for products on an as-needed basis and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future.  The loss of one or more of NBP’s key customers, a significant decline in the number of orders from one or more of its key customers or a significant decrease in beef product prices for a sustained period of time could have a material adverse effect on NBP’s business, financial condition or results of operations.

Wal-Mart’s failure to continue purchasing from NBP could have a material adverse effect on its sales.

Sales to Wal-Mart Stores, Inc., (Wal-Mart), and its affiliate, Sam’s Club, represented approximately 9% of total net sales in fiscal year 2011.  NBP’s contractual agreement with Wal-Mart expired on January 31, 2004, and NBP has not entered into a new agreement.  If Wal-Mart and its affiliates do not continue to purchase from NBP, it could have a material adverse effect on NBP’s sales, financial position, results of operations and cash flows.

NBP is subject to extensive governmental regulation and its noncompliance with or changes in applicable requirements could adversely affect its business, financial condition, results of operations and cash flows.

In addition to the environmental regulations discussed above, NBP’s operations are subject to extensive regulation and oversight by the United States Department of Agriculture (USDA), the Grain Inspection Packers and Stockyards Administration (GIPSA), the Food and Drug Administration (FDA), and other state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of NBP’s products, including food safety standards.  NBP’s domestic operations are subject to the Packers and Stockyards Act of 1921 (PSA).  This statute generally prohibits meat packers in the livestock industry from engaging in certain practices including violations of the PSA’s prompt payment provisions.  In general (unless otherwise agreed in writing by NBP’s livestock suppliers), this statute requires NBP to make full payment for livestock purchases in the case of cash sales before the close of the next business day following the purchase and transfer of possession of the livestock NBP purchases, or, in the case of a cash purchase on a carcass or ‘‘grade and yield’’ basis, that NBP make full payment of the purchase price not later than the close of the first business day following determination of the purchase price.

On June 22, 2010, GIPSA published a proposed rule that would add new regulations under the PSA.  Among other things, the proposed rule would eliminate the requirement that GIPSA or livestock producers demonstrate competitive harm to prove violations of Sections 202(a) and 202(b) of the PSA, which sections limit unfair, unjustly discriminatory or deceptive practices and undue or unreasonable preferences or advantages in livestock purchasing practices.  Elimination of this requirement could have a significant impact on cattle procurement and marketing practices in the beef processing industry. In particular, it could impair NBP’s ability to pay premiums for cattle that meet the quality standards for NBP’s value-added or export programs, thus affecting how NBP (i) procures cattle for those programs and (ii) processes and markets value-added and exported products. NBP cannot predict whether the proposed rule or some modified rule will be adopted or the extent of the effect of any such rule on the beef processing industry or on NBP’s operations or financial results.

Recently, the food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA.  Food safety standards, processes and procedures are subject to the

USDA Hazard Analysis Critical Control Point program, which includes compliance with the Public Health Security and Bioterrorism Preparedness and Response Act of 2002.  In hopes of reducing the development and spread to humans of dangerous antibiotic-resistant bacteria, the Obama administration announced in July 2009 that it would seek to ban routine use of antibiotics, which are fed to farm animals to encourage growth.

NBP is also subject to a variety of immigration, labor and worker safety laws and regulations, including those relating to the hiring and retention of employees.  NBP’s failure to comply with applicable laws and regulations could subject it to administrative penalties and injunctive relief, civil remedies, including fines, injunctions, interruption of its operations, recalls of its products or seizures of its properties, as well as potential criminal sanctions or personal injury or other damage claims.  These remedies, changes in the applicable laws and regulations or discovery of currently unknown conditions could increase NBP’s costs and limit its business operations.

Failure to successfully implement NBP’s business strategy may impede its plans to increase revenues, margins and cash flow.

NBP’s revenues, margins and cash flows will not increase as planned if it fails to implement the key elements of its strategy, and its ability to successfully implement this strategy is dependent at least in part on factors beyond NBP’s control.  For example, the willingness of consumers to purchase value-added products depends in part on economic conditions.  In periods of economic uncertainty, consumers tend to purchase more private label or less-expensive products.  Thus, if NBP encounters periods of economic uncertainty, the sales volume for its value-added products could suffer.  Also, NBP may not be successful in identifying favorable international expansion opportunities.

Changes in consumer preferences could adversely affect NBP’s business.

The food industry in general is subject to changing consumer trends, demands and preferences.  NBP’s products compete with other protein sources, such as pork and poultry, and other foods.  Trends within the food industry change often and the failure to anticipate, identify or react to changes in these trends could lead to, among other things, reduced demand and price reductions for NBP’s products, and could have a material adverse effect on NBP’s business, financial condition, results of operations and cash flows.  In addition, NBP does not have any other material lines of business or other sources of revenue to rely upon if it is unable to efficiently process and sell beef products or if the market for beef declines.  This lack of diversification means that NBP may not be able to adapt to changing market conditions or withstand any significant decline in the beef industry.

The beef processing industry is highly competitive and NBP’s customers might not continue to purchase its products or prices it receives for its products could fluctuate or be adversely impaired by actions taken by NBP’s competitors.

The beef processing industry is highly competitive.  Competition exists both in the purchase of live cattle and in the sale of beef products.  In addition, NBP’s products compete with a number of other protein sources, including pork and poultry.

NBP’s principal competition arises from other beef processors, including Tyson Foods, Inc., Cargill Meat Solutions and JBS USA LLC.  The principal competitive factors in the beef processing industry are price, quality, food safety, product distribution, technological innovations and brand loyalty.  NBP’s ability to be an effective competitor will depend on its ability to compete on the basis of these characteristics.  Some of its competitors have substantially larger beef operations, greater financial and other resources and wider recognition for their consumer branded products than NBP does.  There can be no assurance that NBP will be able to compete effectively with these companies and its ability to compete could be adversely affected by NBP’s debt levels.

Extreme weather or other forces beyond NBP’s control could negatively impact its business.

Natural disasters, fire, bioterrorism, pandemic or extreme weather, including droughts, floods, excessive cold or heat, hurricanes or other storms, could impair the health or growth of livestock or interfere with NBP’s operations due to power outages, fuel shortages, water shortages, damage to its production and processing facilities or disruption of transportation channels, among other things.  Any of these factors, as well as disruptions in its information systems, could have an adverse effect on NBP’s financial results.

The sales of NBP’s beef products are subject to seasonal variations and, as a result, NBP’s quarterly operating results may fluctuate.

The beef industry is characterized by prices that change based on seasonal consumption patterns.  The highest period of demand for our products is usually the summer and spring months when weather patterns permit more outdoor activities and there is increased demand for higher value items that are grilled, such as steaks.  In addition, because of higher consumption, more favorable growing conditions and the housing of animals in feedlots for the winter months, there are generally more cattle available in the summer and fall.  As a result of these seasonal fluctuations, NBP’s revenue and profitability tend to be higher for its third and fourth fiscal quarters ended May and August, respectively, than for its first and second fiscal quarters ended November and February, respectively.  However these seasonal patterns may vary substantially from year to year.

NBP depends on the service of key individuals, the loss of whom could materially harm its business.

NBP’s success will depend, in part, on the efforts of its officers and other key employees.  In addition, the market for qualified personnel is competitive and NBP’s future success will depend on its ability to attract and retain these personnel.  With the exception of its Chief Executive Officer, NBP does not have long-term employment agreements with its officers or maintain key-person insurance on any officer.  The loss of the services of any of NBP’s key employees or the failure to attract and retain employees could have a material adverse effect on its business, results of operations and financial condition.

NBP’s performance depends on favorable labor relations with its employees.  Any deterioration of those relations or increase in labor costs could adversely affect NBP’s business.

As of August 27, 2011, NBP had approximately 9,100 employees worldwide.  Approximately 2,800 employees at its Liberal, Kansas facility are represented by the United Food and Commercial Workers International Union under a collective bargaining agreement that expires on December 16, 2012.  Approximately 1,100 employees at its Brawley, California facility are jointly represented by the United Food and Commercial Workers International Union and Teamsters International Union under a collective bargaining agreement that expires on December 8, 2013.  Approximately 90 employees at NBP’s St. Joseph, Missouri facility are represented by the United Cereal Workers of the United Food and Commercial Workers International Union (“UFCWU”) under a collective bargaining agreement scheduled to expire on May 18, 2014.  The employees at NBP’s Dodge City, Kansas facility have voted in favor of union representation in a two day National Labor Relations Board-supervised secret ballot election.  The tally of ballots, released November 5, 2011, was in favor of representation by the UFCWU.  The union has been certified as the representative of a bargaining unit of approximately 2,600 employees in production and maintenance, shipping and receiving, grounds keeping and the warehouse.  The election was conducted on November 3, 2011 and November 4, 2011.

A labor-related work stoppage by NBP’s unionized employees could limit NBP’s ability to process and ship its products or increase its costs, which could adversely affect its results of operations and financial condition.  In addition, it is possible that any labor union efforts to organize employees at NBP’s non-unionized facilities might be successful and that any labor-related work stoppages at these non-unionized facilities in the future could adversely affect NBP’s results of operations and financial condition.  In general, any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of NBP’s locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The consolidation of NBP’s retail and food service customers may put pressures on NBP’s operating margins.

In recent years, the trend among retail and food service customers, such as supermarkets, warehouse clubs and food service distributors, has been towards consolidation.  These consolidations, along with the entry of mass merchants into the grocery industry, have resulted in customers with increasing negotiating strength who tend to exert pressure on NBP with respect to pricing terms, product quality and new products.  As the customer base continues to consolidate, competition for the business of fewer customers is expected to intensify.  If NBP does not negotiate favorable terms of sale with its customers and implement appropriate pricing to respond to these trends, or if NBP loses its existing large customers, NBP’s profitability could decrease.

NBP may not be able to successfully complete acquisitions, affecting its ability to grow, or integrate completed and future acquisitions, which could result in failure to achieve its expected acquisition benefits, the disruption of NBP’s business and an increase in its costs.

NBP continually explores opportunities to acquire related businesses, some of which could be material to it.  NBP’s ability to continue to grow may depend upon identifying and successfully acquiring attractive companies, effectively integrating these companies, achieving cost efficiencies and managing these businesses as part of NBP.

NBP may not be able to effectively execute on acquisitions or integrate acquired companies and successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions.  NBP’s efforts to integrate these businesses could be affected by a number of factors beyond its control, such as regulatory developments, general economic conditions and increased competition.  In addition, the process of integrating these businesses could cause the interruption of, or loss of momentum in, the activities of its existing business.  The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of these businesses or relating to legacy liabilities of businesses acquired by NBP could negatively impact its business and results of operations.  Further, the benefits NBP anticipates from acquisitions may not develop.

NBP’s operations are subject to the general risks of litigation.

NBP is involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise.  Trends in litigation may include class actions involving consumers, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters.  These actions could also divert the attention of NBP’s management team and expose it to significant liability and adverse publicity, which might adversely affect its brands, reputation and/or customer preference for its products.  Due to the unpredictable nature of litigation, it is not possible to predict the ultimate outcome of any potential lawsuits, and NBP may be held liable for significant judgments, or other losses, that are not fully covered by its insurance and could have a material adverse effect on NBP’s business.

Deterioration of economic conditions could negatively impact NBP’s business.

NBP’s business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of capital markets, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions.  Any such changes could adversely affect the demand for NBP’s products or the cost and availability of its needed raw materials and packaging materials, thereby negatively affecting NBP’s financial results.

A downturn in the U.S. economy may result in reduced demand for certain of NBP’s products, downward pressure on prices and shifts to less profitable private label products.  Moreover, any material reduction in demand for NBP’s products in its key export markets (Japan and South Korea) could have an adverse effect on its results of operations.

The recent disruptions and instability in credit and other financial markets and deterioration of national and global economic conditions, could, among other things:

•                  make it more difficult or costly for NBP to obtain financing for its operations or investments or to refinance its debt in the future;

•                  cause NBP’s lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under NBP’s credit agreements to the extent it may seek them in the future;

•                  impair the financial condition of some of NBP’s customers, suppliers or counterparties to its derivative instruments, thereby increasing customer bad debts, non-performance by suppliers or counterparty failures negatively impacting NBP’s treasury operations; and

•                  negatively impact global demand for beef products, which could result in a reduction of sales, operating income and cash flows.

Risks Related to USPB

USPB facilitates the delivery of the cattle provided by its unitholders and associates to NBP and does not have arrangements for alternative markets for its unitholders and associates cattle.

USPB’s sole customer for the cattle provided by its unitholders and associates is NBP.  Given USPB’s ownership of a majority interest in NBP, USPB has not developed alternative customers for the cattle provided by USPB’s unitholders and associates.  If events were to occur which would prevent NBP from purchasing and processing the cattle supplied by USPB’s unitholders and associates, USPB would need to exercise provisions in its agreements with both NBP and USPB’s unitholders that would permit USPB to reduce the number of cattle acquired from unitholders and sold to NBP.  While such provisions would mitigate harm to USPB, it is likely that the value of the Class A and Class B units and the associated delivery rights held by USPB’s unitholders would be impaired.

The other members of NBP do not deliver cattle to NBP for processing, creating the possibility that the interests of those other members of NBP could conflict with the interests of USPB and its unitholders.

The other members of NBP do not deliver cattle to NBP for processing and marketing.  As a result, conflicts of interest may arise between USPB and NBP relating to cattle purchases.  If a dispute were to arise, the settlement of any such dispute may not be on terms as favorable to USPB as would be expected if all of the members of NBP were involved in the delivery of cattle to NBP for processing.

The adoption of rules proposed by the Grain Inspection Packers and Stockyards Administration (“GIPSA”) could adversely affect the cattle delivery arrangements between NBP, USPB and USPB’s unitholders.

As described in the sections entitled “Risks Related to NBP” and “Description of NBP’s Business—Regulation”, GIPSA has proposed regulations that could have a significant impact on cattle procurement and marketing practices in the beef industry.  In particular, the proposed regulations could impair NBP’s ability to pay premiums for cattle that meet NBP’s quality standards for value-added or export programs.  As USPB’s unitholders and associates have historically benefited from receipt of premiums for delivered cattle that meet the applicable NBP standards, adoption of such rules could adversely impact both USPB and its unitholders.  USPB cannot predict whether the proposed rules will be adopted or the extent or the effect of any revised rules on USPB or its unitholders and associates.

The Internal Revenue Service could assert that USPB should be treated as a corporation for federal income tax purposes.

Under applicable regulations, an unincorporated entity such as a limited liability company is treated as a partnership for federal income tax purposes unless the entity is considered a “publicly traded partnership” or the entity affirmatively elects to be taxed as a corporation.  USPB has not elected to be taxed as a corporation, and USPB believes that it should be treated as a partnership not taxable as a corporation for federal income tax purposes.  USPB has not requested and will not request any ruling from the IRS, however, with respect to its classification as a partnership for federal income tax purposes.  If the IRS were to assert successfully that USPB were taxable as a corporation for federal income tax purposes in any taxable year, holders of Class A units and Class B units would not be required to report on their federal income tax returns their allocable share of USPB’s items of income, gain, deduction, and loss for that year and USPB would be subject to tax on its net income for that year at corporate tax rates.  In addition, any distributions would be taxable to holders of Class A units and Class B units as dividend income.  Taxation of USPB as a corporation could materially reduce the after-tax return on an investment in units and could substantially reduce the value of your units.

Failure to achieve and maintain effective internal controls could have a material adverse effect on USPB’s business, operating results and financial condition.

USPB documents and tests its internal control procedures in order to satisfy the requirements of Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of its internal controls over financial reporting.  This process is both costly and challenging.  If USPB fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act.  Moreover, effective internal controls are necessary for USPB to produce reliable financial reports and are important to helping prevent financial fraud.  If USPB cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, and its business, results of operation and financial condition could be adversely affected.

USPB depends on the service of key senior management personnel, the loss of which could materially harm its business.

USPB’s success will depend, in part, on the efforts of its key senior management personnel.  The market for qualified personnel is competitive and USPB’s future success will depend on its ability to attract and retain these personnel.  USPB does not have long-term employment agreements with most of its senior management.  USPB may not be able to negotiate either new contracts or renewals of any existing long-term employment agreements on terms favorable to USPB or at all.  The loss of the services of any of USPB’s key senior management personnel or the failure to attract and retain highly skilled personnel in the future could have a material adverse effect on USPB’s business, results of operations and financial condition.

SELECTED FINANCIAL INFORMATION OF USPB

The following table sets forth selected USPB consolidated financial and other data for, and as of the end of, each of the fiscal years in the five-year period ended August 27, 2011.  The selected consolidated financial information for the five fiscal years ended August 27, 2011 (statement of operations data) and as of the five fiscal years ended August 27, 2011, August 28, 2010, August 29, 2009, August 30, 2008, and August 25, 2007 (balance sheet data) has been derived from USPB’s audited consolidated financial statements, as adjusted for the presentation requirements of Accounting Standards Codification (ASC) 810 — Consolidation, which was adopted by USPB as of August 30, 2009 with retrospective application to the historical years presented.  USPB’s fiscal year ends on the last Saturday in August.

We encourage you to read the financial data presented below along with the section entitled “Information About USPB and NBP - Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the financial statements and related notes included as Appendix D at the end of this proxy statement.

Selected Financial Data
(millions of dollars, except for per unit data)

	Fiscal Year Ended(1)
	August 27,	August 28,	August 29,	August 30,	August 25,
	2011	2010	2009	2008	2007
Statement of Operations Data:
Total sales	$6,849.5	$5,807.9	$5,449.3	$5,847.3	$5,578.5
Net income attributable to U.S. Premium Beef, LLC	$167.6	$160.9	$100.0	$62.2	$9.6
Earnings Per Unit::
Basic
Class A	$22.79	$30.74	$44.87	$27.92	$4.33
Class B	$199.68	$183.15	$90.89	$56.68	$8.79
Diluted
Class A	$22.42	$30.25	$44.35	$27.51	$4.26
Class B	$199.68	$183.15	$90.89	$55.86	$8.65
Selected Balance Sheet Data:
Total assets	$1,082.2	$986.7	$872.9	$927.1	$848.6
Long-term debt (less current maturities)	$321.9	$225.1	$293.4	$376.3	$438.5
Capital shares and equities	$85.1	$166.9	$159.8	$126.5	$153.2

(1)  Our fiscal year ends on the last Saturday in August.  Fiscal years 2011, 2010 and 2009 consisted of a 52 week year; fiscal year 2008 consisted of a 53 week year; and fiscal year 2007 consisted of a 52 week year.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

The special meeting of the members of U.S. Premium Beef, LLC will be held at the Hilton-Kansas City Airport, 8801 NW 112th Street, Kansas City, Missouri, on Thursday, December 29, 2011, at 4:00 p.m. local time.

Matters for Consideration

At the special meeting, the Company’s members will be asked:

1.               To consider and vote upon a proposal to adopt and approve the Membership Interest Purchase Agreement (the “purchase agreement”), dated as of December 5, 2011, among LUK, NBP, the several members of NBP including USPB, and TMK Holdings, LLC and approve the transactions contemplated by the purchase agreement (which are sometimes referred to in this proxy statement as the “proposed transaction”); and

2.               To grant the persons named as proxies discretionary authority to vote to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies to vote in favor of the approval and adoption of the purchase agreement and approval of the proposed transaction.

Recommendation of USPB’s Board of Directors

USPB’s board of directors has determined that the purchase agreement is advisable and in the best interests of USPB and its members and unitholders and unanimously recommends that members vote “FOR” approval of the purchase agreement and the proposed transaction and “FOR” the adjournment proposal, if the adjournment proposal is necessary.

Record Date; Units Entitled to Vote

Persons who are the Company’s members at the close of business on the record date of December 5, 2011 and who are eligible to vote are entitled to notice of and to vote at the special meeting. As of the record date, there were 735,385 Class A units issued and outstanding and 755,385 Class B units issued and outstanding. Of those units, 734,780 Class A units were held of record by 452 members eligible to vote at the Special Meeting and 754,780 Class B units were held by 453 members eligible to vote at the Special Meeting.

Proposal No. 1, to adopt and approve the purchase agreement and the proposed transaction, requires the affirmative vote of the majority of the voting power of the eligible Class A members and the eligible Class B members, voting as separate classes.

Proposal No. 2, to grant discretionary authority to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the adoption and approval of the purchase agreement and the proposed transaction, is not subject to a class voting requirement. Instead, approval of Proposal No. 2 requires the affirmative vote of a majority of the members who are present at the meeting, either in person or by proxy, without regard to class or number of units held.

Voting Power of Class A Units and Class B Units

USPB’s Class A units and Class B units have different voting power. An eligible member holding Class A units is entitled to one vote in matters for which Class A units may be voted, regardless of the number of Class A units held by the member. In contrast, in matters for which Class B units may be voted, an eligible member holding Class B units is entitled to one vote for each such unit held by the member. By way of example, an eligible member holding 1,000 of the Company’s Class A units and 1,000 of the Company’s Class B units is entitled to one vote in matters for which Class A units may be voted and 1,000 votes in matters for which Class B units may be voted.

Quorum; Vote Required

In order to conduct business at the special meeting, a quorum must be present. The holders of 20% or more of the voting power of each class of units on the record date, present in person or represented by proxy at the special meeting, constitutes a quorum under USPB’s Limited Liability Company Agreement. USPB will treat Class A and Class B units represented by a properly signed and returned proxy, including abstentions, as present at the meeting for purposes of determining the existence of a quorum.

Proposal No. 1, to approve the purchase agreement and the proposed transaction, requires:

•                  the affirmative vote of a majority of the Company’s Class A total voting power (each eligible member with one vote), voting together as a single class; and

•                  the affirmative vote of a majority of the Company’s Class B total voting power (one vote per Class B unit), also voting together as a single class.

Proposal No. 2, to grant discretionary authority to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of approving the proposed transaction, requires:

•                  the affirmative vote of the eligible members present at the meeting either in person or by proxy (each eligible member with one vote), without regard to class or the units held.

However, the majority of the voting power of either Class A or Class B present at the meeting either in person or by proxy may object to Proposal No. 2 by voting against it and force a class vote, in which case the vote required to pass Proposal No. 2 would be:

•                  the affirmative vote of a majority of USPB’s Class A voting power present at the meeting either in person or by proxy (each eligible member with one vote), voting together as a single class; and

•                  the affirmative vote of a majority of USPB’s Class B total voting power present at the meeting either in person or by proxy (one vote per Class B unit), also voting together as a single class.

Unit Ownership of Management

As of the record date, USPB’s directors and executive officers and their affiliates collectively owned (directly or beneficially) 215,811 Class A units and 212,811 Class B units, which represent approximately 28.6% of the fully diluted Class A units and approximately 28.2% of the fully diluted Class B units, respectively. The members of USPB’s board of directors and executive officers and their affiliates collectively have 10 Class A votes and 212,811 Class B votes.  The members of USPB’s board of directors, its executive officers and their affiliates who hold voting rights have indicated that it is their intention, as of the date of this proxy statement, to vote in favor of the purchase agreement and the proposed transactions.

Voting in Person

If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the special meeting. You should submit your completed proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Your vote is important. Because approval and adoption of the purchase agreement and the proposed transaction contemplated thereby require the affirmative vote of a majority of the Company’s eligible Class A members and the affirmative vote of the Company’s Class B eligible members holding a majority of the Company’s Class B units, a failure to vote will have the same effect as a vote against the proposal. Accordingly, please complete, sign, date and return the enclosed proxy card by mail, fax or by hand delivery to the Company whether or not you plan to attend the special meeting in person.

Voting of Proxies

As further described in the instructions to the enclosed proxy card, in addition to attending the special meeting and voting in person, you may vote using any of the following methods:

•                  by mail, by completing, signing and dating the enclosed proxy card and returning it in the envelope provided;

•                  by fax, by completing, signing and dating the enclosed proxy card and faxing it to (816) 713-8810; or

•                  by physical delivery¸ by completing, signing and dating the enclosed proxy card, sealing it in the envelope provided and physically delivering it to the Company or a Company officer or director.

Class A and Class B units held by eligible members represented by a properly signed and dated proxy submitted in person, by mail, or by facsimile may be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” Proposal No. 1 and “FOR” Proposal No. 2. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the special meeting.

How to Revoke a Proxy

If you submit a proxy, you may revoke it at any time before it is voted by:

•                  delivering to the Secretary of the Company a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•                  submitting to the Secretary of the Company a new, signed proxy with a date later than the proxy you wish to revoke; or

•                  attending the special meeting and voting in person.

You should send any notice of revocation or your completed new proxy card, as the case may be, to the Company at the following address:

U.S. Premium Beef, LLC

P.O. Box 20103

Kansas City, Missouri 64195

Attention: Joe M. Morgan, Secretary

Solicitation of Proxies and Expenses

The Company will pay its own costs of soliciting proxies for the special meeting. Certain officers and employees of the Company may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. The Company expects that the expenses of this special solicitation will be nominal.

Proxy Tabulation

PricewaterhouseCoopers, LLP, an independent third party, has been retained by USPB to assist and oversee USPB staff’s tabulation of the votes cast for and against the purchase agreement and the proposed transaction.  For those services, PricewaterhouseCoopers, LLP will receive customary fees based on the hourly rate of the PricewaterhouseCoopers, LLP employee or employees performing the tabulation services.

Assistance

If you have questions about or need assistance in completing or submitting your proxy card, please contact Steven D. Hunt or Scott J. Miller at the Company at the following address or telephone number:

U.S. Premium Beef, LLC

P.O. Box 20103

Kansas City, Missouri 64195

(866) 877-2525

PROPOSAL 1 - APPROVAL OF THE PROPOSED TRANSACTION WITH LUK

THE PROPOSED TRANSACTION

Background of the Proposed Transaction

Over the past few years, the Company has explored alternatives to address long term sustainability objectives of the Company while dealing with the needs of its members to generate cash distributions above the tax liability, return patronage notices, simplify its balance sheet, create more unit liquidity and maintain competitiveness in a global industry environment.  In March the Company was approached by Leucadia National Corporation (“LUK”) to enter into a transaction, that in the Company’s opinion, serves to address these objectives.  Following is a chronological summary of events that culminated in the proposed transaction with LUK:

March 24, 2011:  Management of USPB, NBP and representatives of LUK met for introductions and discuss a proposal by LUK to acquire certain partnership interests in NBP.

April 6, 2011:  USPB, NBP and LUK representatives held calls to discuss operations of NBP.

April 7, 2011:  USPB board and management met to discuss strengths and weaknesses of USPB and strategic structure alternatives to consider addressing opportunities including a transaction with LUK that was considered.  The rationale behind the proposed transaction was discussed.

April 13, 2011:  USPB management met with legal counsel to explore legal and structural implications of proposed transaction.

April 15, 2011:  USPB management held conference call with LUK representatives to discuss terms of an Indication of Interest (the “IOI”).

April 18, 2011:  USPB management met with NBP and NBPCo to discuss rationale of proposed transaction.

April 18, 2011:  USPB management held call with LUK representatives to advance discussions on terms of IOI.

April 19, 2011:  USPB board and management held a conference call to discuss continued discussions with LUK, deal rationale and IOI terms.

April 27, 2011:  USPB management and LUK representatives met to discuss terms of an IOI.

April 28, 2011:  USPB board and management held a conference call to discuss continued negotiations with LUK regarding terms of IOI.

May 11, 2011:  USPB management and NBP management representatives met to discuss rationale of transaction.

May 13, 2011:  USPB management and LUK representatives met to discuss terms of IOI and rationale of transaction.

May 18, 2011:  USPB management met with tax and legal counsel to discuss deal legal and tax implications.

May 20, 2011:  USPB board and management held a conference call to discuss status of deal and IOI terms.

May 25, 2011:  USPB management, NBP representatives, USPB legal counsel and LUK legal counsel met to discuss terms of IOI and rationale of transaction.

May 26, 2011:  A Non-Binding Indication of Interest was executed.

June 3, 2011:  USPB management met with NBPCo principal and management to discuss rationale of deal and IOI terms.

June 7, 2011:  USPB, NBP and LUK representatives met to discuss deal process and timeline.

June 9, 2011:  USPB management met with legal and tax counsel to organize deal responsibilities.

June 13, 2011:  USPB management met with CC Capital Advisors to discuss fairness opinion engagement.

July 6, 2011:  USPB management and NBP partners met to discuss status of discussions and deal points relating to the transaction.

July 7, 2011:  USPB board and management met to discuss progress and deal points of ongoing negotiations with LUK regarding Purchase Agreement, LLC Agreement, Cattle Supply Agreement and other documents related to the transaction.

July 21, 2011:  USPB board and management met to discuss progress and deal terms discussion points.

July 28, 2011:  USPB board and management met to discuss progress and deal terms discussion points.

August 3, 2011:  USPB management and legal counsel and LUK representatives and legal counsel met to negotiate deal terms.

August 12, 2011:  USPB board and management met to discuss progress and deal terms discussion.

August 23, 2011:  USPB board and management held call to discuss progress and deal terms discussion.

September 6, 2011:  USPB board and management held call to discuss progress and deal terms.

September 13, 2011:  USPB board and management held call to discuss progress and deal terms.

September 13, 2011:  NBP Management and legal counsel met with LUK representatives and legal counsel in document negotiations and drafting session.

September 15, 2011:  USPB board and management held call to discuss the proposed transaction.

September 26, 2011:  USPB management and LUK representatives met to discuss deal rationale and terms.

September 27, 2011:  USPB board and management met to discuss the proposed transaction and various terms associated with that arrangement.

September 30, 2011:  USPB management and NBPCo management and principal met to discuss deal rationale and terms.

October 13, 2011:  USPB board and management held call to discuss status of negotiations and terms.

October 19, 2011:  USPB and LUK representatives and NBP management met to prepare presentation for NBP’s lenders.

October 20, 2011:  USPB management met with CC Capital Advisors to discuss and review fairness opinion procedures and analysis.

October 26, 2011:  Representatives of USPB, NBP and LUK met with CoBank to introduce LUK, present proposed transaction to NBP’s lead lender and to request appropriate amendments to NBP’s existing credit facility.

November 3, 2011:  Representatives of USPB, NBP and LUK met to discuss status of proposed transaction and review draft documents.

November 9, 2011:  USPB management and LUK representatives met to review status of proposed transaction and draft documents.

November 14, 2011:  USPB board of directors met to review deal rationale, discuss status of proposed transaction and to review draft fairness opinion information from, and presentation by, CC Capital Advisors.

November 15, 2011:  NBP board met to review deal rationale and discuss status of proposed transaction.

November 22, 2011:  USPB and LUK representatives and NBP management held call to discuss status of proposed transaction and current NBP performance.

November 29, 2011:  USPB board of directors met to review deal rationale, additional fairness opinion information provided by CC Capital Advisors, the status of proposed transaction and to approve the proposed transaction.

November 30, 2011:  NBP board met to review deal rationale, status of the proposed transaction and to approve the proposed transaction.

(In addition to the key meetings and discussions summarized above, USPB management and LUK representatives engaged in a variety of telephone conferences in connection with the negotiation and documentation of the proposed transaction.)

On December 5, 2011, following approval of the proposed transaction by LUK, the various parties to the purchase agreement, including USPB, NBP, LUK, NBPCo, TKK Investments, LLC, TMKCo, LLC and TMK Holdings, LLC, executed the purchase agreement.

Recommendations of USPB’s Board of Directors and NBP’s Board of Managers

Both USPB’s board of directors and NBP’s board of managers have unanimously determined that the terms of the proposed transaction are advisable, fair to and in the best interests of NBP and its members and to the members of those organizations that are members of NBP, including USPB. Accordingly, USPB’s board of directors recommends that you vote “FOR” the adoption and approval of the purchase agreement and approval of the proposed transaction with LUK.

For a discussion of the process leading to the respective boards’ recommendations to approve the proposed transaction with LUK and the factors contributing to its decision, see the following section entitled “Reasons for the Proposed Transaction,” and the section above entitled “Background of the Proposed Transaction.”

Reasons for the Proposed Transaction

In reaching its decision to approve the purchase agreement and the proposed transaction and to recommend that our members approve and adopt the purchase agreement, USPB’s board of directors consulted with management and its legal advisors. These consultations included discussions regarding USPB’s strategic business plan, USPB’s past and current business operations and financial condition, USPB’s future prospects and the implications of the proposed transaction with LUK. USPB’s board of directors also consulted with CC Capital Advisors, its investment banker, as to the fairness, from a financial point of view, to USPB of the proposed transaction consideration, and with Stoel Rives LLP (“Stoel Rives”), USPB’s legal counsel, regarding the terms of the purchase agreement and related matters.

The board’s considerations also involved a careful consideration of the business objective that led to the formation of USPB and its development. USPB was formed with three distinct objectives:

1.               Provide assurance of market access so that USPB’s producers can focus energies on managing cattle to an optimum end point;

2.               Provide value based pricing to give economic incentives to USPB’s producers to produce a product of higher value; and

3.               Have ownership in processing to enable USPB producers to reap the economic benefits beyond production and close the historical information gap that exists between the many segments of the beef industry.

Over the years, USPB’s unique integrated production system has evolved, providing assurance of market access in times of abundant, as well as limited, marketing options. The USPB value based pricing system has grown with the expansion into multiple grid offerings and sustained premiums for those cattle that meet consumer preferences. In addition, the Company’s ownership in meat processing has grown over the years. Some of that growth has been by necessity, as in the case of the purchase of Farmland Industries’ interest in NBP, and some has been more strategic, as in the case of the case ready plants, the addition of a second shift at the Dodge City plant, the acquisition of the Brawley, California processing facility and the acquisition of the St. Joseph, Missouri tannery assets.

In considering the proposed transaction, the board carefully considered the strengths, weaknesses and business position of USPB and NBP. The board believes that the strengths of USPB have been the strategic advantages garnered from unique integrated strategies, value-added programs, and modern and efficient facilities. Over the years, NBP has utilized the superior cattle USPB producers delivered, as a result of USPB’s value-based cattle pricing and flow of information, to develop a platform of high quality value-added product offerings. Through NBP, USPB has continually invested in the facilities required for a modern and efficient processing enterprise.

While USPB has significant strengths, USPB’s and NBP’s weaknesses include a lack of diversification. NBP’s primary competitors have very diversified businesses that lower their risk substantially and create a more sustained level of profitability.  All of NBP’s major beef processing competitors also process pork.  Although NBP is believed to have outperformed the beef operations of its competitors, its diversified competitors often have the ability to cover losses in beef processing with significant profits in other businesses such as pork, poultry and international operations, and to obtain the benefits of geographically diversified beef processing facilities.

NBP and USPB are facing a set of competitors that are anchored deep in beef processing, have well diversified operations, and hold substantial financial strength.

As discussed above, USPB and the other owners of NBP have negotiated a purchase agreement, subject to certain approvals and conditions including the approval of USPB’s members, to sell a substantial portion of the ownership in NBP in a transaction that values the ownership of NBP at $1.15 billion in equity value.  This purchase agreement contains provisions that ensure the continuance of our current value based pricing system whereby USPB would continue to have a cattle purchase and sale agreement with NBP to deliver 735,385 head of cattle annually, plus or minus 10%. The purchase price for cattle purchased by NBP shall be determined pursuant to USPB’s pricing grids for cattle to be delivered by USPB’s unitholders and associates.

The board unanimously approved the proposed transaction because, among other reasons, it enables USPB to realize an attractive price for a portion of its processing ownership and to distribute a significant portion of the consideration to USPB’s unitholders. Additionally, USPB will retain an ongoing equity interest in NBP. A key factor in the Board’s approval of the proposed transaction is that USPB’s unitholders can continue to enjoy USPB’s original objectives including assurance of market access, value based pricing, and processing ownership, while substantially reducing the risk of loss of capital arising from participation in the beef industry.

In addition to the key issues described above, the Company’s board of directors considered positive factors in its deliberations, including:

•                  that the proposed transaction consideration payable to the Company totals approximately $646.8 million. The cash consideration provides immediate liquidity and certainty of value to USPB and its unitholders, compared to a transaction in which USPB would receive only stock in a potential acquirer, all while USPB retains a continued ownership interest in beef processing;

•                  that the proposed transaction will provide cash consideration sufficient to allow USPB to repay all outstanding patronage notices, which total approximately $42.1 million. The remaining cash represents a value of $77 per USPB Class A and $676 per Class B unit. The Company intends to distribute approximately $70 (before applicable tax withholding, if any) per Class A unit and $617 per Class B unit;

•                  that the Company’s unitholders will continue to have the right to deliver cattle to NBP pursuant to the Cattle Purchase and Sale Agreement to be entered into between the Company and NBP at the closing and will continue to have access to value-based pricing for their cattle;

•                 the opinion of CC Capital Advisors to the effect that, as of December 5, 2011 and based upon and subject to the assumptions made, matters considered, qualifications and limitations on the scope of review undertaken by CC Capital Advisors, as set forth in its written opinion, the consideration to be received by USPB pursuant to the purchase agreement was fair, from a financial point of view, to USPB;

•                 the assessment, after discussion with CC Capital Advisors, among others, that LUK has the financial capability to complete the proposed transaction;

•                 the assessment of the board and management that the retention of the 15.1% ownership interest in NBP represents a method for continuing ownership in the beef processing industry.  By teaming with LUK, USPB believes that its unique integrated strategy and successful business platform will allow NBP and USPB to be well positioned for future competition and growth, with reduced risk in the competitive beef industry;

•                 the view of USPB’s board of directors, after receiving the advice of management and after consultation with USPB’s legal advisors, that regulatory approvals necessary to complete the proposed transaction are likely to be obtained; and

•                 the fact that the purchase agreement would be subject to the approval of the Company’s members and that the members would be free to reject the purchase agreement and the proposed transaction, subject to the payment of up to $2.5 million of expenses incurred by LUK in pursuing the proposed transaction.

USPB’s board of directors also considered potential drawbacks and risks relating to the proposed transaction, including the following:

•                 the purchase agreement precludes NBP, TMK Holdings, LLC and the Sellers from soliciting alternative transaction proposals;

•                 NBP would be obligated to pay the termination fee of $35.0 million, as described in the purchase agreement, if the purchase agreement is terminated because USPB approves a superior proposal, which may discourage others from proposing an alternative transaction involving NBP and USPB;

•                  although the proposed transaction is expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the proposed transaction will be satisfied, and as a result, it is possible that the proposed transaction may not be completed even if the purchase agreement is adopted by USPB’s members.  USPB and NBP have each already incurred significant costs and expenses and each may incur significant additional risks and costs, including the possibility of disruption to business operations, diversion of management and employees, employee attrition and a potentially negative effect on business and customer relationships if the proposed transaction is not completed;

•                 the risk that the proposed transaction may not be approved by the appropriate governmental authorities; and

•                 the fact that the proposed transaction will be a taxable event; and

•                 the probable need to change USPB’s fiscal year to end on the last Saturday in December of each year, to conform with the fiscal year NBP is expected to adopt upon completion of the proposed transaction.

Structure of the Proposed Transaction

NBP, its members including USPB and TMK Holdings, LLC, entered into a Membership Interest Purchase Agreement with LUK dated December 5, 2011 (the “purchase agreement”).  The purchase agreement provides that LUK will purchase approximately 79.6% of the ownership of NBP from USPB and NBPCo for total consideration of approximately $875.4 million.  Immediately after consummation of that sale, two entities (TKK Investments, LLC and TMKCo, LLC) controlled by NBP’s Chief Executive Officer, Timothy Klein will sell NBP ownership interests representing 4.3731% of NBP to NBP for cash consideration of approximately $75.9 million.  Immediately after that transaction, another entity owned and controlled by Mr. Klein, TMK Holdings, LLC, will purchase an ownership interest of approximately 0.7% in NBP from LUK for a cash payment of $7,500,000.  Upon completion of those proposed transactions, LUK will hold approximately 78.9% of the ownership of NBP, USPB will hold approximately 15.1% of the ownership of NBP, NBPCo will hold approximately 5.3% of the ownership in NBP and Mr. Klein, through TMK Holdings, LLC, will own approximately 0.7% of the ownership in NBP.

The proposed transaction values the equity ownership of NBP at $1.15 billion and USPB’s current fully-diluted ownership interest of approximately 70.7% of NBP at approximately $812.5 million.  If the proposed transaction is completed, USPB will sell approximately 79.6% of its fully-diluted ownership in NBP (representing approximately 56.2% of the total ownership in NBP) to LUK for a cash purchase price of approximately $646.8 million.  However, approximately $37.0 million of the approximate $646.8 million to be received by USPB will be held in escrow pursuant to the escrow agreement described on page 38 of this proxy statement, as a source of payment for any indemnification claims made by LUK following completion of the transaction.  As a result, if the proposed transaction is completed, USPB expects to receive approximately $609.8 million in immediately available funds upon completion of the proposed transaction.

Distributions to USPB’s Unitholders; Taxable Gain from the Transaction

As described above, the proposed transaction will provide USPB with an immediate cash payment of approximately $609.8 million, allowing USPB to utilize the cash proceeds from the proposed transaction to repay all patronage notices, which total approximately $42.1 million. The remaining cash represents a value of $77 per USPB Class A unit and $676 per USPB Class B unit. USPB intends to distribute approximately $70 (before applicable tax withholding, if any) per Class A unit and $617 (before applicable tax withholding, if any) per Class B unit in cash approximately 30 days after closing. In addition, within approximately 45 days of closing, USPB intends to send a check representing repayment of the full amount of the outstanding patronage notices to each party, including members and unitholders, who hold such patronage notices.

USPB will recognize gain on the sale of the units in NBP in an amount equal to the excess of (1) USPB’s “amount realized” for federal income tax purposes, which equals the sum of the amount of cash consideration received (including any amounts of cash withheld), and USPB’s share of NBP’s pre-sale liabilities attributable to the units in NBP being sold, over (2) USPB’s adjusted tax basis in the units in NBP being sold (including the basis attributable to the share of pre-sale liabilities of NBP allocable to the units of NBP being sold).  You will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction as so calculated.

Although you will be required to report on your federal income tax return your allocable share of USPB’s gain from the transaction, any cash distributions from USPB to you generally will not trigger additional tax liability for federal income tax purposes except to the extent that the amount of cash distributed exceeds the adjusted tax basis of your interest in USPB immediately before the distribution.  Applicable regulations provide that advances of money against a partner’s distributive share of income are treated as if made on the last day of the partnership’s taxable year.  A partner’s basis in the partnership generally is increased by the partner’s allocable share of the partnership’s taxable (and other) income and decreased by the partner’s allocable share of losses and other distributions of the partnership, and allocations of income and loss generally are made on the last day of a partnership’s taxable year.  Because distributions to you of the cash proceeds of the sale will be made subject to your obligation to return any amount in excess of your allocable share of USPB’s taxable income for the year of the sale, they will be treated for federal income tax purposes as if made on the last day of USPB’s taxable year, after allocations to you of USPB income, if any.  As a result, for purposes of determining whether distributions to you of cash proceeds from the Sale exceed the adjusted tax basis of your interest in USPB, the adjusted tax basis of your interest in USPB will include your allocable share of any gain USPB recognized as a result of the Sale.  USPB expects that aggregate distributions to you during the year of the Sale, including distributions of cash proceeds of the sale, generally will not exceed your allocable share of USPB’s income for the year of the sale and therefore such distributions generally will not be taxable for federal income tax purposes and will not be required to be returned to USPB.

Regulatory Approvals Required to Complete the Proposed Transaction

The proposed transaction with LUK is subject to the condition that all consents and approvals of any governmental authority required to consummate the proposed transaction shall have been obtained and remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

Hart-Scott-Rodino Act

The proposed transaction is subject to the requirements of the Hart-Scott-Rodino Antitrust Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder, which provide that some acquisition transactions may not be completed until required information has been furnished to the FTC, the Antitrust Division of the Department of Justice, and any applicable foreign jurisdictions and until the waiting period has been terminated or has expired. LUK and NBP intend to file the required HSR Act notifications with the Antitrust Division, the FTC and applicable foreign jurisdictions as soon as practicable following the date of this proxy statement, at which time the 30-day waiting period will commence (subject to the right of the Antitrust Division and the FTC to request additional information regarding the parties and the proposed transaction, which could extend the waiting period).

The parties may request early termination of the waiting period, however, there can be no assurance that such early termination will be granted and, even if granted, the termination of the HSR Act waiting period does not preclude the Antitrust Division, the FTC or others from challenging the proposed transaction on antitrust grounds and seeking to preliminarily or permanently enjoin the proposed transaction or challenge the completed transaction. Neither NBP, the Sellers, nor LUK believes that the proposed transaction will violate federal antitrust laws, but there can be no guarantee that the Antitrust Division, the FTC or others will not take a different position.

Other Regulatory Filings

The parties do not believe that any other filings with any other governmental agency or regulatory authority will be required to be made prior to or as a condition of closing the proposed transaction. LUK and NBP may, however, be required to make certain filings with foreign and domestic governmental agencies following the closing.

Opinion of CC Capital Advisors to USPB’s Board of Directors

On June 15, 2011 USPB’s board of directors engaged CC Capital Advisors to review the proposed transaction and to provide an opinion as to whether the proposed transaction was fair, from a financial point of view, to USPB. On November 14, 2011, CC Capital Advisors presented and discussed with USPB’s board of directors a draft of the basis of its opinion and opinion letter and provided the board updated information and confirmation of its opinion on November 29, 2011, contingent on the final details of the transaction, which opinion was subsequently confirmed by delivery of a written opinion dated December 5, 2011. The opinion states that, as of such date, and based upon and subject to various assumptions made, and such other matters considered relevant in the opinion, the consideration of approximately $646.8 million in cash for 79.6% of USPB’s ownership in NBP (approximately 56.2% of NBP) was fair, from a financial point of view, to USPB.

The full text of CC Capital Advisors written opinion, dated as of December 5, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations of the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement and is incorporated by reference herein.  CC Capital Advisors opinion relates solely to the fairness, from a financial point of view, of the consideration to be received by USPB and does not address the fairness of any other aspect of the transaction.  The opinion does not address USPB’s underlying business decision to effect the transaction.  The opinion does not constitute a recommendation to any member of USPB as to how such member should vote in connection with the transaction.  CC Capital Advisors expressed no opinion as to the fairness of the consideration to be received by other equity holders of NBP in the transaction or the fairness of the amount to be received by USPB in relationship to that received by other equity holders of NBP in the transaction. You are encouraged to read CC Capital Advisors opinion carefully in its entirety.

In connection with rendering the opinion described above and performing its related financial analyses, CC Capital Advisors performed the following:

1.               Held discussions with USPB, NBP, and LUK management;

2.               Reviewed drafts of the Membership Interest Purchase Agreement and other relevant documents pertaining to the transaction;

3.               Reviewed certain internal financial and operating information, including financial forecasts, analyses and projections prepared by NBP and provided to CC Capital Advisors for its analysis;

4.               Reviewed the financial valuation in the transaction relative to recent similar transactions in the protein industry;

5.               Reviewed the valuation of similar companies in the public market place;

6.               Reviewed the prospects of NBP as a standalone entity, including industry considerations and the discounted cash flow of its projected financial results;

7.               Reviewed the historic operations and investment holdings of LUK by considering publicly available information, including analyst reports, and having discussions with its management;

8.               Reviewed other relevant information that CC Capital Advisors deemed necessary to assess the transaction;

In its review and analysis, CC Capital Advisors assumed and relied upon the accuracy and completeness of all of the financial and other information provided to them.  CC Capital Advisors was not engaged to, and did not attempt to, independently verify any of such information and relied upon the assurances of management of NBP that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. CC Capital Advisors’ opinion was based on economic and market conditions and other circumstances existing on, and information made available to it as of the date of the opinion and CC Capital Advisors assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

With respect to the financial and operational forecasts made available to CC Capital Advisors by management of NBP and used in CC Capital Advisors analysis, CC Capital Advisors assumed that such financial and operational forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the matters covered thereby.  CC Capital Advisors was not engaged to assess the achievability of such projections or the assumptions on which they were based and expressed no view as to such projections or assumptions.  CC Capital Advisors did not conduct a physical inspection or appraisal of any of the assets or liabilities of the Company nor were they furnished with any such evaluation or appraisal.

CC Capital Advisors performed a variety of financial and comparative analyses regarding the valuation of NBP, including a peer group analysis comparing the financial performance and market valuation ratios of NBP with those of publicly traded protein companies deemed comparable to NBP; precedent merger and acquisition transactions that have taken place in the protein industry; and a discounted cash flow analysis of NBP’s projected, unlevered cash flows.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular transaction and, therefore, is not necessarily susceptible to partial analysis or summary description. Accordingly, CC Capital Advisors believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying CC Capital Advisors analyses and opinion. CC Capital Advisors arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

Peer Group Analysis

CC Capital Advisors compared certain financial information of NBP with corresponding financial information for selected publicly traded protein companies that CC Capital Advisors deemed appropriate.  The companies reviewed in connection with this analysis were Tyson, Smithfield, Pilgrim’s Pride, Sanderson, JBS, Marfrig and Minerva.  Of the seven public peer companies, Tyson and Smithfield were determined to be the most appropriate and comparable. CC Capital Advisors reviewed, among other data, market value of equity to book value ratios, enterprise value as a multiple of EBITDA and price-to-earnings multiples. CC Capital Advisors used the range of multiples derived from Tyson’s and Smithfield’s trailing 30 day market volume weighted average enterprise value to EBITDA ratio multiplied times the trailing twelve months (TTM) EBITDA for NBP to compute a range of equity values for NBP. The derived range of equity values for NBP using multiples of EBITDA was $1,107 million to $1,266 million. CC Capital Advisors then used the range of multiples derived from Tyson’s and Smithfield’s trailing 30 day market volume weighted average price-to-earnings ratio multiplied times the trailing twelve months (TTM) net tax adjusted earnings for NBP to compute a range of market values of equity for NBP.  The derived range of equity values for NBP, using multiples of earnings, was from $1,107 million to $1,330 million. CC Capital Advisors then used the range of multiples derived from the selected companies’ trailing 30 day market volume weighted average market value to book value of equity ratio multiplied times NBP’s book value at August 27,2011 to compute a range of market values of equity for NBP. The derived range of equity values for NBP, using market value as a multiple of book value, was $359 million to $427 million. These ranges of equity value were then compared to the implied transaction consideration of $1,150 million being offered to NBP shareholders in the transaction.

Precedent Merger and Acquisition Transactions

CC Capital Advisors reviewed eight previous merger and acquisition transactions involving publicly traded companies in the protein industry.  The transactions selected, with the target company listed first and then the acquirer, were Gold Kist/Pilgrim’s Pride, Premium Standard Farms/Smithfield, Swift & Co./JBS, Smithfield Beef Group/JBS, Tasman Group/JBS, Pilgrim’s Pride/JBS, Seara/Marfrig, and Keystone Foods/Marfrig.  CC Capital Advisors reviewed the multiples of enterprise values to the trailing twelve months (TTM) EBITDA for the selected transactions.  Multiples for the selected transactions were based on publicly available information at the time of the announcement of the transaction.  While the publicly available merger and acquisition EBITDA multiples indicate higher values than the consideration being received by USPB, they represent only one measure of value.  CC Capital Advisors also weighted this factor less than other analyses because many of the transactions were completed in a different economic environment and reflect different industry and strategic characteristics of the target companies.  The derived range of equity values for NBP using these multiples of EBITDA was $1,506 million to $2,024 million. CC Capital Advisors then used the range of multiples derived from the selected companies’ market value to book value of equity ratio multiplied times NBP’s book value at August 27, 2011 to compute a range of market values of equity for NBP.  The derived range of equity values for NBP, using market value as a multiple of book value, was $273 million to $786 million.  These ranges of equity value were then compared to the implied transaction consideration of $1,150 million being offered to NBP shareholders in the transaction.

Discounted Cash Flow

CC Capital Advisors performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that NBP could generate over the period from the fiscal year ending August 27, 2011 through the fiscal year ending August 29, 2015 based on internal estimates NBP management provided to CC Capital Advisors.  CC Capital Advisors calculated a range of terminal values for NBP by applying EBITDA exit multiples, derived from comparable Tyson and Smithfield 30 day market volume weighted average multiples of 4.37 to 4.86 times NBP’s projected EBITDA for the fiscal year ending August 29, 2015. The cash flows and terminal values were then discounted to present value using after-tax discount rates from 9.5% to 13.5%, based on CC Capital Advisors estimate of NBP’s weighted average cost of capital. This analysis provided a reference range for the market capitalization of equity for NBP of $1,032 million to $1,328 million. These ranges of equity value were then compared to the implied transaction consideration of $1,150 million being offered to NBP shareholders in the transaction.

Summary

The following is a summary of the material financial analyses performed by CC Capital Advisors and reviewed by the board of directors of the Company in connection with CC Capital Advisors opinion relating to the transaction.

	Implied Equity Value $ (Millions)
	Low	High
Public Peer Group
Enterprise Value to EBITDA (TTM)	$1,107	$1,266
Price to Earnings (TTM)	1,107	1,330
Market Value to Equity (8/27/2011)	359	427

Merger & Acquisition Comparables
Enterprise Value to EBITDA (TTM)	1,506	2,024
Market Value to Equity	273	786

Discounted Cash Flow	1,032	1,328

Other

CC Capital Advisors is an independent investment banking firm that is regularly engaged to render financial opinions in connection with proposed transactions and acquisitions, corporate reorganizations, strategic planning, and other purposes.

USPB has paid CC Capital Advisors a fee of $225,000 in connection with the services provided by it under this engagement and may pay additional fees for additional services in connection with the proposed transaction.  No portion of CC Capital Advisors’ fee was contingent upon consummation of the proposed transaction or the conclusion reached by CC Capital Advisors in its fairness opinion.  USPB has also agreed to reimburse CC Capital Advisors for its expenses incurred in performing its services and to indemnify CC Capital Advisors and its affiliates, their respective directors, officers, agents and employees against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of CC Capital Advisors engagement and any related transactions.

THE PURCHASE AGREEMENT

The following summary describes certain aspects of the purchase agreement, including material provisions of the purchase agreement. This summary is not complete and is qualified in its entirety by reference to the purchase agreement.   A copy of the purchase agreement in substantially the form executed by USPB is attached as Appendix A to this proxy statement and is incorporated herein by reference. This summary may not contain all of the information about the proposed transaction that is important to you. Members should read the attached purchase agreement in its entirety.

The purchase agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about USPB. Such information can be found elsewhere in this proxy statement and in the other public filings USPB makes with the SEC, which are available without charge at www.sec.gov.

Structure of the Proposed Transaction; Purchase Price

NBP, its members including USPB, and TMK Holdings, LLC entered into a Membership Interest Purchase Agreement with LUK dated December 5, 2011 (the “purchase agreement”).  The purchase agreement provides that LUK will purchase approximately 79.6% of the ownership of NBP from USPB and NBPCo for total consideration of approximately $875.4 million.  Immediately after consummation of that sale, two entities (TKK Investments, LLC and TMKCo, LLC) controlled by NBP’s Chief Executive Officer, Timothy Klein will sell NBP ownership interests representing approximately 4.4% of NBP to NBP for cash consideration of approximately $75.9 million.  Immediately after that transaction, another entity owned and controlled by Mr. Klein, TMK Holdings, LLC, will purchase an ownership interest of approximately 0.7% in NBP from LUK for a cash payment of $7,500,000.  Upon completion of those proposed transactions, LUK will hold 78.9478% of the ownership of NBP, USPB will hold approximately 15.1% of the ownership of NBP, NBPCo will hold approximately 5.3% of the ownership in NBP and Mr. Klein, through TMK Holdings, LLC, will own approximately 0.7% of the ownership in NBP.  In connection with the transactions contemplated by the purchase agreement, NBP has caused the formation of a new entity, National Beef Pennsylvania, LLC.  In connection with the proposed transactions, NBP will contribute all of the tangible or intangible assets it holds in the Commonwealth of Pennsylvania to National Beef Pennsylvania, LLC.  Subsequent to the closing of transactions contemplated by the purchase agreement, NBP will distribute all of the ownership interests in National Beef Pennsylvania, LLC to LUK, USPB, NBPCo and TMK Holdings, LLC, such that those parties hold 100% of the ownership of National Beef Pennsylvania, LLC in proportion to their ownership of NBP.

The proposed transaction values the equity ownership of NBP at $1.15 billion and USPB’s current fully-diluted ownership interest of approximately 70.7% of NBP at approximately $812.5 million.  If the proposed transaction is completed, USPB will sell approximately 79.6% of its fully-diluted ownership in NBP (representing approximately 56.2% of the total ownership in NBP) to LUK for a cash purchase price of approximately $646.8 million.  However, approximately $37.0 million of the approximate $646.8 million to be received by USPB will be held in escrow pursuant to the escrow agreement described below, as a source of payment for any indemnification claims made by LUK following completion of the transaction.  As a result, if the proposed transaction is completed, USPB expects to receive approximately $609.8 million in immediately available funds upon completion of the proposed transaction.

Indemnification of LUK; Escrow Agreement

Indemnification for Breach of NBP Representation or Warranty

Under the purchase agreement, USPB and NBPCo agree to indemnify LUK and its affiliates, successors and assigns (each a “Buyer Indemnified Person”) from and against any and all losses that any Buyer Indemnified Person incurs by reason of or arising out of or in connection with any breach or inaccuracy of any representation or warranty of NBP in Article III of the purchase agreement, the schedules or exhibits to the purchase agreement or any certificate delivered to LUK by NBP pursuant to the purchase agreement, all without giving effect to any materiality or material adverse effect qualifications contained in such representations or warranties except for NBP’s representation and warranty that no events or changes have occurred during the period between May 28, 2011 and the date of that closing that would reasonably be expected to have a material adverse effect on NBP.  USPB and NBPCo also agree to indemnify LUK and any other Buyer Indemnified Persons against any breach by NBP of any of the covenants or agreements contained in the purchase agreement or the schedules or exhibits to the purchase agreement.  Under the purchase agreement, USPB has also agreed to indemnify LUK and any other Buyer Indemnified Persons for any and all losses arising from USPB’s solicitation of USPB member approval of the proposed transactions.

Indemnification for Breach of Seller or TMK Holdings, LLC Representation or Warranty

Under the purchase agreement, each Seller and TMK Holdings, LLC agrees to indemnify LUK from and against any and all losses that LUK or any other Buyer Indemnified Person incurs by reason of or arising out of or in connection with any breach or inaccuracy of any representation or warranty of such Seller or TMK Holdings, LLC in the purchase agreement, the schedules or exhibits to the purchase agreement or any certificate delivered to LUK by a Seller or TMK Holdings, LLC pursuant to the purchase agreement.  Each Seller and TMK Holdings, LLC is also obligated to indemnify LUK and any other Buyer Indemnified Persons against any breach by such party of any of the covenants or agreements contained in the purchase agreement or the schedules or exhibits to the purchase agreement.

Environmental Indemnification

Under the purchase agreement, USPB and NBPCo also agree to indemnify NBP and any Buyer Indemnified Person with respect to 50% of any losses incurred by NBP or a Buyer Indemnified Person arising out of any obligation to pursue remedial activities with respect to any hazardous materials that may be discovered at NBP’s leather and tanning facility in St. Joseph, Missouri during contemplated construction activities at such site.  USPB and NBPCo will not be responsible for any such environmental indemnification unless the loss arising from such matters, in the aggregate, exceeds $1,000,000 and remedial action with respect to the hazardous materials is required under applicable environmental laws.  This indemnification obligation is also subject to the limitations described below in the section entitled “Limitations on Indemnification.”

Limitations on Indemnification for Breach of NBP Representation or Warranty

The maximum aggregate liability of USPB and NBPCo under the indemnification provisions for NBP’s breach of a representation, warranty, covenant or agreement is limited to $50,000,000, provided, that USPB and NBPCo will not become responsible for indemnification of NBP’s breach of any representation, warranty, covenant or agreement (other than NBP’s environmental representations and warranties) unless the indemnity amounts in the aggregate exceed $5,000,000 (the “Tipping Basket”), at which point USPB and NBPCo will be responsible to indemnify LUK for the amounts included in calculating the Tipping Basket.  In addition, individual losses of less than $1,000,000 will not be included in calculating the amount of losses for purposes of determining the Tipping Basket.  These limitations on USPB and NBPCo’s indemnification obligations do not apply if the loss to LUK arises from actual and knowing fraud by NBP and a Seller or for certain essential representations and warranties of NBP, including, but not limited to, NBP’s representations regarding: NBP’s organization and qualification; NBP’s authorization of the purchase agreement and the proposed transactions; NBP’s capital structure and the capital structure of its subsidiaries; the involvement of any broker in the proposed transactions and certain NBP representations regarding taxes on profits earned by NBP prior to the closing of the proposed transaction. A claim for a breach of any NBP representation or warranty must be submitted within two years after the closing date; provided, that indemnification claims with respect to NBP’s breach of its representations and warranties regarding NBP’s organization and qualification, NBP’s authorization of the purchase agreement and the proposed transactions, NBP’s capital structure and the capital structure of its subsidiaries and the involvement of any broker in the proposed transactions may be raised by a  Buyer Indemnified Person at any time after the closing.  Indemnification claims with respect to tax liabilities arising from profits earned by NBP prior to the closing of the proposed transaction may be raised at any time before the end of the 60 day period beginning upon expiration of the applicable statute of limitations associated with such tax matters.   A claim for indemnification associated with USPB’s or NBPCo’s breach of any of such party’s representations, warranties, covenants or agreements must be submitted within two years after the closing date; provided, that indemnification claims with respect to USPB’s breach of its representations and warranties regarding USPB’s authorization of the purchase agreement and the proposed transactions, USPB’s execution and performance of the purchase agreement and associated transaction documents, the absence of other necessary consents, the binding nature of USPB’s agreements and USPB’s ownership of the NBP interests to be sold to LUK may be raised by a Buyer Indemnified Person at any time after the closing.

Obligations of Sellers and TMK Holdings, LLC

The obligations of the Sellers and TMK Holdings, LLC under the indemnification provisions is several and not joint, with the maximum amount of each of USPB and NBPCo’s obligations for NBP’s breach of its representations, warranties, covenants and agreements, including the environmental representation and warranties, limited to that portion of the indemnification amount payable to LUK which is proportionate to USPB or NBPCo’s share of the aggregate consideration paid to USPB and NBPCo pursuant to the purchase agreement.  In addition, NBPCo’s maximum aggregate liability for NBP’s breach of a representation, warranty, covenant or agreement is limited to NBPCo’s portion of the purchase price and the maximum aggregate liability of the Seller entities controlled by Mr. Timothy M. Klein with respect to breach of such entities’ representations and warranties is limited to the value of the NBP ownership interests owned by those entities.

Escrow Agreement

In order to provide LUK with assurance regarding USPB and NBPCo’s indemnification obligations, as a condition to the closing of the proposed transaction, USPB, NBPCo, Leucadia and Marshall & Ilsley Trust Company N.A., part of the BMO Harris family of financial enterprises (the “Escrow Agent”) will enter into the escrow agreement in substantially the form attached to the purchase agreement (the “Escrow Agreement”).  The Escrow Agreement, together with the purchase agreement, sets forth the terms under which $50 million of the purchase price (the “Escrow Fund”) will be held, invested and disbursed.

At the closing of the proposed transaction, the Escrow Fund will be deposited into an escrow account with the Escrow Agent.  Obligations of USPB and/or NBPCo pursuant to Article VIII of the purchase agreement to indemnify Leucadia, its affiliates, successors and assigns (the “Buyer Indemnified Person”) shall first be satisfied from the Escrow Fund.  Upon receipt of (i) an indemnification notice from Buyer that is not followed by a rejection notice from Seller within the applicable time period specified in the Escrow Agreement, (ii) a joint written instruction executed by USPB, NBPCo and LUK, or (iii) a certified copy of a final court order, the Escrow Agent shall release the amount set forth in the written instructions or court order from the Escrow Fund to the Buyer Indemnified Person.  If the Buyer Indemnified Person has not properly submitted any claims for indemnification on or prior to the one year anniversary of the closing of the proposed transaction, then $20 million of the Escrow Fund shall be released to USPB and NBPCo by the Escrow Agent pursuant to written instructions signed by USPB and NBPCo providing for the allocation of the $20 million.  On the two year anniversary of the Closing, the positive amount, if any, remaining in the Escrow Fund, after satisfying the unsettled claims of the Buyer Indemnified Person properly made before the two year anniversary, shall be released to USPB and NBPCo pursuant to written instructions signed by USPB and NBPCo providing for the allocation of the final amount released.

The Escrow Agreement requires payment of an annual administration fee to the Escrow Agent in the amount of $2,500 along with certain miscellaneous fees that may arise, all to be paid equally by USPB and NBPCo on the one hand and LUK on the other hand.  USPB, NBPCo and LUK jointly and severally are obligated to indemnify the Escrow Agent for liabilities and expenses incurred by the Escrow Agent in connection with the Escrow Agreement and not due to a breach of the Escrow Agent’s duties or willful misconduct.  The Escrow Agreement will terminate upon distribution of the entire fund.

Representations and Warranties of the Parties

The purchase agreement contains customary representations and warranties of NBP relating to its businesses, as well as representations and warranties of LUK, each of the Sellers and TMK Holdings, LLC, separately, pertaining to their respective rights and authority to enter into the purchase agreement.  The representations and warranties of each of NBP, the Sellers and TMK Holdings, LLC, on the one hand, and LUK, on the other, have been made solely for the benefit of the other party(ies) and are not to be relied upon by any other person. In addition, such representations and warranties: (i) in some cases, have been qualified or modified by information set forth in the confidential disclosure schedules exchanged by the parties in connection with the execution of the purchase agreement or are subject to materiality standards that may be different from what you may consider to be material; and (ii) were made as of the date of the purchase agreement and, subject to supplementation and delivery to LUK by NBP of any changes, as of the closing of the proposed transaction, except as specifically noted otherwise.

NBP, LUK, TMK Holdings, LLC and each of the Sellers has made representations and warranties to one another regarding, among other things:

•                 corporate matters, including due organization, qualification and good standing;

•                 power and authority to execute and deliver the purchase agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the proposed transaction;

•                 governmental filings and consents necessary to complete the proposed transaction;

•                 each Seller’s title to the NBP ownership interests to be sold to LUK pursuant to the purchase agreement;

•                 LUK’s financial ability to complete the transactions contemplated by the purchase agreement;

•                 the absence of any party’s knowledge of misrepresentations or omissions in representations and warranties in the purchase agreement and associated disclosure schedules; and

•                 absence of material legal proceedings against LUK.

In addition to the above, NBP has made other representations and warranties to LUK regarding, among other things:

•                 capital structure of NBP and its subsidiaries;

•                 delivery and accuracy of financial statements, including no unreported material liabilities;

•                 absence of certain changes or events;

•                 validity and full force and effect of material contracts and commitments;

•                 title to, and encumbrances on, NBP’s real and personal property;

•                 intellectual property rights;

•                 employee benefit plans;

•                 compliance with applicable laws, including securities laws;

•                 environmental compliance and reports;

•                 employee and labor matters; and

•                 no liability for broker’s fees payable in connection with the proposed transaction.

In addition, USPB also represented and warranted to LUK that the USPB Board of Directors has unanimously approved the purchase agreement and will unanimously recommend approval of the purchase agreement and the proposed transactions to the USPB members and has agreed that it will seek the approval of the purchase agreement from its members in accordance with the conditions set forth in the purchase agreement.

Survival of Representations and Warranties

The representations, warranties and covenants made by USPB under the purchase agreement are made as of the date of the purchase agreement and as of the closing and will terminate on the second anniversary of the closing date or upon termination of the purchase agreement, as described below under the section titled “Termination of the Purchase Agreement.” Notwithstanding the general period of survival of USPB’s representations and warranties, USPB’s representations and warranties regarding USPB’s authorization of the purchase agreement and the proposed transactions, USPB’s execution and performance of the purchase agreement and associated transaction documents, the absence of other necessary consents, the binding nature of USPB’s agreements and USPB’s ownership of the NBP interests to be sold to LUK will survive indefinitely.

The representations, warranties and covenants made by NBP under the purchase agreement are as of the date of execution of the purchase agreement and as of the closing and will terminate two years after the closing date or upon termination of the purchase agreement, as described below under the section titled “Termination of the Purchase Agreement.” Notwithstanding the general period survival of NBP’s representations and warranties, NBP’s representations and warranties regarding NBP’s organization and qualification, NBP’s authorization of the purchase agreement and the proposed transactions, NBP’s capital structure and the capital structure of its subsidiaries and the involvement of any broker in the proposed transactions shall survive indefinitely.  NBP’s representations with respect to tax liabilities arising from profits earned by NBP prior to the closing of the proposed transaction shall survive until the end of  the 60 day period beginning upon expiration of the applicable statute of limitations associated with such tax matters.

The foregoing notwithstanding, the limitations on the survival of the Sellers’ and NBP’s representations, warranties and covenants shall not limit any covenant or agreement that contemplates performance or creates rights or remedies after the closing or the termination of the purchase agreement.

Covenants of the Parties

Conduct of NBP’s Business Pending the Close of the Transaction

Under the purchase agreement, NBP has undertaken customary covenants that place restrictions on it and its subsidiaries until the closing of the proposed transaction. In general, NBP has agreed that it will conduct its business in the ordinary course including preserving its goodwill and business relationships and maintaining its and its subsidiaries’ material assets. NBP has further agreed that, with certain exceptions, it will not and will not permit its subsidiaries to, among other things, undertake the following actions outside of the ordinary course of business:

•                 modify, amend, terminate or fail to renew any material contract, or waive, release or assign any material rights or material claims thereunder;

•                 adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of NBP or any of its material subsidiaries;

•                 make or offer to make any change in the compensation payable or to become payable to any of its officers, directors, employees, agents or consultants or to persons providing management services, or enter into, adopt, amend or terminate any employment, severance, consulting or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons;

•                 voluntarily mortgage, pledge or subject to any material lien any of its material assets;

•                 with certain exceptions, pay any pension or retirement allowance to any officer, director, employee of NBP or any of its subsidiaries, or pay, offer to pay or agree to pay or make any arrangement for payment to any officers, directors or employees of NBP or any of its subsidiaries of any amount relating to unused vacation days;

•                 transfer, grant or modify any rights or licenses under, or enter into any settlement regarding the breach or infringement of, any United States or foreign license of any intellectual property, or modify any existing rights with respect thereto;

•                 except as required by generally accepted accounting principles, change any of the accounting principles or practices used by NBP or any of its subsidiaries;

•                 change any of its practices, policies, procedures or timing of the collection of accounts receivable, billing, payment terms, cash collections, cash payments, or terms with vendors;

•                 pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) that individually exceeds $500,000 or in the aggregate exceed $7,000,000;

•                 make any distributions to its members, other than distributions provided for in Section 5.2.1 (Tax Distributions) and Section 5.2.2 (Priority Return Distributions) of the NBP Limited Liability Company Agreement consistent with past practices of NBP and permitted under NBP’s credit agreement;

•                 offer, issue, sell, pledge, dispose of, encumber or grant rights with respect to (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any member interests of any class or any securities convertible into or exercisable or exchangeable for member interests of any class (except for pledges of capital stock or securities under the NBP credit agreements and other than the issuance of certificates in replacement of lost certificates) or adjust or reclassify any of its equity securities or issue new equity securities;

•                 other than in connection with the repurchase of NBP ownership interests from entities controlled by Mr. Timothy Klein as contemplated by the purchase agreement, redeem or otherwise acquire NBP ownership interests or securities;

•                 change or amend its charter documents, certificate of formation, operating agreement, constitution, bylaws or other similar governing documents; provided that NBP may amend its LLC Agreement by the adoption of the Restated LLC Agreement, substantially in the form attached hereto as Appendix C;

•                 except under the NBP credit agreement and except for current liabilities incurred in the ordinary course of NBP’s business, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person or make any loans, advances or capital contributions to, or investments in, any person;

•                 make any settlement of or compromise any material tax liability or change in any material respect any tax election or tax method of accounting or make any new tax election or adopt any new tax method of accounting;

•                 make or commit to any capital expenditure other than as set forth in NBP’s current annual budget or, if not stated in such budget, make any individual capital expenditure in excess of $5,000,000 for maintenance purposes, an individual capital expenditure in excess of $2,000,000 for regulatory purposes or, in connection with growth or expansion purposes, make an individual capital expenditure in excess of $1,000,000 or aggregate capital expenditures in excess of $5,000,000; or

•                 authorize any of, or commit or agree to take any of, the foregoing actions.

No Solicitation of Alternative Transactions

The purchase agreement provides that neither any Seller, nor TMK Holdings, LLC, nor NBP or its subsidiaries will solicit, initiate or encourage the making of any proposal relating to the acquisition of assets of NBP representing 15% or more of NBP’s consolidated assets, the acquisition of  assets of NBP to which 15% or more of NBP’s consolidated revenues or earnings are attributable or any merger, consolidation, share exchange, business combination or similar transaction involving NBP, any of its subsidiaries or USPB. The purchase agreement also provides that neither any Seller, nor TMK Holdings, LLC, nor NBP shall authorize any investment bankers, consultants or other advisors to any Seller, NBP or subsidiaries of NBP to solicit, initiate, or encourage the making of any proposal described above. Further, USPB agrees that its board of directors will not withdraw or modify in any manner adverse to LUK its recommendation or declaration of advisability the approval of the purchase agreement or recommend, adopt or approve any other acquisition proposal that NBP or the Sellers receive. However, if the Sellers or NBP receive a bona fide acquisition proposal prior to approval of the purchase agreement by USPB’s members and USPB’s board of directors determines in good faith that the terms and conditions of such proposal are or are reasonably likely to be more favorable than the terms of the purchase agreement, then, after notifying LUK of the material conditions of the proposal and giving LUK an opportunity to make a new and binding offer in response, Sellers and NBP may:

•                 furnish information about NBP and the Sellers to the party making the acquisition proposal, subject to a confidentiality agreement;

•                 participate in discussions or negotiations with such party; and

•                 postpone any meeting of the USPB members to consider approval of the purchase agreement during the period when the USPB board of directors is determining if an acquisition proposal is or is reasonably likely to lead to a proposal superior to the transactions contemplated by the purchase agreement and during any period while Sellers and NBP are discussing or negotiating with regard to such alternative proposal, except that the period of any such postponement may not exceed 10 days, unless certain conditions are satisfied that allow the period of such postponement to extend for an additional 20 days.

In addition, USPB’s board of directors may:

•                 withdraw or modify its recommendation of the purchase agreement and cancel or postpone any meeting of USPB’s members if it determines in good faith, after consultation with legal counsel, that it is advisable to do so to comply with its duties to the members under applicable law because of a material event or development with respect to NBP (other than an alternative acquisition proposal) which was not known to the USPB board of directors as of the date of the purchase agreement; and

•                 in response to a superior proposal received prior to approval of the purchase agreement by USPB’s members, withdraw or modify its recommendation of the purchase agreement and cancel or postpone any meeting of USPB’s members and otherwise communicate with USPB’s members.  In addition, USPB may enter into an agreement with respect to such superior proposal if the purchase agreement is terminated by USPB and NBP pays LUK the termination fee described below.

Access to NBP Information

NBP and its subsidiaries will allow LUK and its authorized representatives access to information about NBP and its subsidiaries from the date of the purchase agreement up to and until the date of the closing or until termination of the purchase agreement and will also permit LUK to make such inspections of NBP facilities as LUK may request. However, prior to the closing date, neither NBP nor its subsidiaries will be required to provide LUK or its representatives with access to information related to NBP’s proprietary business strategy, NBP’s monitoring formula and process or information access to which is prohibited by law.

Governmental Consents; Antitrust Laws

Promptly following execution of the purchase agreement, the parties agree to file with the FTC and the DOJ the notifications and other information (if any) required to be filed under the Hart-Scott-Rodino Act (“HSR Act”) with respect to the proposed transaction.

The parties agree to use their commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable laws) to consummate the proposed transaction as promptly as practicable, including that none of the Sellers, NBP nor LUK shall take any action after the date of the purchase agreement to materially delay the obtaining of, or result in not obtaining, any consent from any governmental entity necessary to be obtained prior to the closing.

The parties further agree that, except as to certain actions permitted under the purchase agreement, from the date of the purchase agreement through the date clearance is obtained or the date of termination of the required waiting period under the HSR Act and the antitrust laws of any applicable foreign jurisdictions, respectively, none of the parties or their affiliates will not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable antitrust laws.

USPB Member Approval

Within 30 days after the execution of the purchase agreement but subject to extension of such 30 day period when USPB’s board of directors is considering a change of recommendation or alternative proposal as described above, USPB agrees to take all action necessary to properly call, give notice of, and convene a special meeting of its members seeking the approval and adoption of the purchase agreement and proposed transaction. Subject to the observation of the fiduciary duties of USPB’s board of directors to the members and the provisions of the purchase agreement described above, USPB’s board of directors shall recommend that USPB’s members approve and adopt the purchase agreement and approve the proposed transactions.

Conditions to the Proposed Transaction

Under the purchase agreement, the obligations of the Sellers and LUK to complete the proposed transactions are subject to satisfaction of a variety of conditions. While some of the conditions are mutual, many apply only with respect to either LUK or the Sellers.

Conditions to the Obligations of All Parties

The obligations of all parties to complete the proposed transaction are subject to the satisfaction or waiver of the following conditions:

•                 the waiting period applicable to the transaction under antitrust laws, including the HSR Act, have been terminated or have expired, and all consents, approvals, permits, authorizations and waiting periods have been obtained or expired, as the case may be;

•                 no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the proposed transaction shall be in effect;

•                 no action shall have been taken nor any statute, rule or regulation shall have been enacted or promulgated by any governmental entity that prohibits consummation of the proposed transaction; and

•                 USPB’s members shall have approved the purchase agreement and the proposed transactions.

Conditions to the Sellers’ Obligations

The obligations of the Sellers to complete the proposed transaction are subject to the satisfaction or waiver of the following conditions:

•                 each of the representations and warranties of LUK set forth in the purchase agreement shall be true and correct in all material respects both as of the date of the purchase agreement and as of the closing date (other than such representations and warranties that are made as of another date, which shall be so true and correct as of that date); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties materially adversely affect the ability of LUK to timely consummate the proposed transaction;

•                 LUK shall have performed or complied in all material respects with all obligations and covenants required under the purchase agreement and the related transaction documents at or prior to the closing date;

•                 all required documents, instruments, certificates or other items, including the payments to be made at closing, shall have been delivered unless otherwise waived by the Sellers; and

•                 the Restated LLC Agreement of NBP shall have been executed by LUK and shall be in full force and effect.

Conditions to LUK’s Obligations

LUK’s obligations to complete the proposed transaction are subject to the satisfaction or waiver of the following conditions:

•                 each of the representations of the Sellers and NBP with regard to (i) the Sellers’ authorization of the purchase agreement and the proposed transaction, (ii) the Sellers’ ownership of their respective interests in NBP, (iii) NBP’s organization and qualification, (iv) NBP’s authorization of the purchase agreement and the proposed transaction, (v) the capital structure of NBP and its subsidiaries, and (vi) the delivery and preparation of NBP’s financial statements are true and correct in all respects both as of the date of the purchase agreement and the closing date;

•                 each of NBP’s representations with regard to (i) NBP’s liabilities (ii) NBP’s representations regarding developments in its business in the period between May 28, 2011 and the date of the purchase agreement, (iii) NBP’s taxes, and (iv) the absence of any fees or commissions due to any broker in connection with the proposed transaction are true and correct in all material respects both as of the date of the purchase agreement and the closing date;

•                 all of the remaining representations and warranties of the Seller’s and NBP contained in the purchase agreement are true and correct in all respects both as of the date of the purchase agreement and the closing date, provided, however, that the purchase agreement specifies that this condition will be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties would have (or could reasonably be expected to have) a material adverse effect in the business, operations or financial condition of NBP or its subsidiaries;

•                 NBP and the Sellers shall have performed and complied in all material respects with all obligations and covenants under the purchase agreement and the related documents;

•                 each Seller shall have delivered to LUK a duly executed and acknowledged certificate, in compliance with the Internal Revenue Code and Treasury Regulations, certifying such facts as to establish that such Seller’s sale of its membership interests in NBP are exempt from withholding pursuant to Section 1445 of the Internal Revenue Code;

•                 all required documents, instruments, certificates or other items to be delivered at the closing by NBP and the Sellers shall have been delivered unless otherwise waived by the appropriate party(ies);

•                 each Seller shall have executed an assignment of their applicable membership interests in NBP to LUK.

•                 the third party consents specified in the schedules to the purchase agreement shall have been obtained;

•                 no proceeding or action shall have been instituted or overtly threatened by or before a governmental entity seeking to restrain, prohibit or obtain damages in connection with the proposed transactions;

•                 no event, change or circumstance, individually or in the aggregate, shall have occurred that has (or would be reasonably expected to have) a material adverse effect on the business, operations or financial condition of NBP or its subsidiaries;

•                 on or prior to the closing date, NBP and its subsidiaries that are treated as a partnership for federal income tax purposes shall have made a valid protective Section 754 election under the Internal Revenue Code;

•                 no change in applicable laws (or in the interpretation of such laws) generally affecting the industries of cattle slaughter and processing, retail and wholesale marketing of beef and hide tanning shall occurred that is materially adverse to the business, operations or financial condition of NBP and its subsidiaries, taken as a whole;

•                 NBP and each Seller, as appropriate, shall have executed the Restated LLC Agreement, the escrow agreement, the cattle purchase and sale agreement, USPB’s pledge agreement, and Mr. Timothy M. Klein’s pledge agreement;

•                 Mr. Timothy M. Klein’s employment agreement and each of the non-competition agreements shall be in full force and effect;

•                 NBP and the Sellers shall have delivered to NBP all collective bargaining agreements, collective labor contracts and industrial instruments that were not previously made available to LUK prior to the date of the purchase agreement and LUK, in its reasonable discretion, is satisfied with the terms and conditions of such agreements;

•                 NBP, certain of its subsidiaries and its various lenders shall have entered into an amendment to NBP’s credit agreement with its various lenders and such amendment shall remain in full force and effect; and

•                 NBP, TMK Holdings, LLC and the various members of NBP shall have agreed to the various documents required for the creation of National Beef Pennsylvania, LLC, NBP’s conveyance of its Pennsylvania assets to National Beef Pennsylvania, LLC and the subsequent distribution of the ownership interests in National Beef Pennsylvania, LLC to LUK, USPB, NBPCo and TMK Holdings, LLC.

Termination of the Purchase Agreement

Either the Sellers or LUK may terminate the purchase agreement if:

•                 they mutually consent in writing to terminate the purchase agreement at any time prior to the completion of the proposed transaction;

•                 USPB fails to obtain the approval of its members at a meeting had in accordance with the terms of the purchase agreement;

•                 a court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action, or there shall be any statute, rule or regulation enacted or promulgated by any governmental entity, which prohibits the consummation of the proposed transaction; or

•                 the closing has not occurred on or before the date 90 days after the date the purchase agreement is executed, unless that date is extended pursuant to the terms and conditions of the purchase agreement.

In addition, either LUK or the Sellers may terminate the purchase agreement, in their discretion, for any other reason by providing written notice of such termination; such termination is referred to elsewhere in this proxy statement as the “Any Other Reason termination provision”.  As described below, if LUK elects to terminate the purchase agreement pursuant to the Any Other Reason termination provision, LUK must pay NBP a $35,000,000 termination fee;  if the Sellers elect to terminate the purchase agreement pursuant to the Any Other Reason termination provision, they must cause NBP to pay LUK a $35,000,000 termination fee.

LUK may terminate the purchase agreement if:

•                 there has been any breach by NBP, Sellers or TMK Holdings, LLC of any covenant or agreement set forth in the purchase agreement, which (i) would give rise to the failure of a condition to the closing in the favor of LUK, and (ii) cannot be cured by NBP or Sellers, or has not been cured by NBP or Sellers, within 20 days following receipt of written notice of such breach (provided, that this termination right will not be available to LUK if LUK is also in breach of its representations and warranties and such LUK breach constitutes a failure to meet the Sellers’ conditions to closing); or

•                 there is an incorrect representation or warranty given by NBP or a Seller in the purchase agreement which would give rise to the failure of a condition to the closing in favor of LUK;  or

•                 USPB’s board of directors changes its recommendation that the USPB members approve the purchase agreement and the proposed transactions; or

•                 the Sellers have breached their obligations not to solicit alternative proposals or transactions in any material respect; or

•                 USPB shall not have held a vote of its members with respect to the purchase agreement and the proposed transaction by the 75th day after the date of the purchase agreement.

The Sellers may terminate the purchase agreement if:

•                 there shall have been any breach by LUK which breach would (i) give rise to the failure of a condition to the closing in favor of the terminating Seller, and (ii) cannot be cured by LUK, or has not been cured by LUK, within 20 days following receipt by LUK of notice of such breach (provided, that this termination right will not be available to Sellers if the Sellers or NBP are also in breach of any covenant or obligation which constitutes a failure to meet LUK’s conditions to closing);

•                 NBP or any of the Sellers receive a bona fide acquisition proposal that USPB’s board of directors determines, in accordance with the purchase agreement, to contain terms and conditions that are more favorable than those contained in the purchase agreement, USPB’s board of directors changes its recommendation to USPB’s members, notifies LUK of such change of recommendation and, at the time of such termination, pays the termination fee described below to LUK; or

•                 USPB’s Board of Directors changes it recommendation to USPB’s members with respect to the proposed transactions because of a material event or development with respect to NBP other than an acquisition proposal, notifies LUK of such change of recommendation and, at the time of such termination, Sellers’ pay or cause payment of the termination fee described below to LUK.

Effect of Termination

In the event of the termination of the purchase agreement by either LUK or the Sellers, the purchase agreement becomes void and of no further force or effect with no liability or obligation on the part of any of the parties or their respective affiliates, officers, directors, employees or stockholders, except that the provisions relating to, among other things, the termination of the purchase agreement, return of documentation regarding NBP, amendments, notices, interpretation of the purchase agreement, governing law and jurisdiction and expenses shall survive the termination.

Termination Fees

Termination fee to be paid by LUK

Pursuant to the purchase agreement, in certain circumstances termination of the agreement will give rise to an obligation of NBP or LUK, respectively to pay a termination fee to the counterparties to the agreement.  When a termination fee is to be paid, the amount of that fee will be $35,000,000.  However, no termination fee will be paid by any party if the purchase agreement is terminated by the mutual consent of the parties or is terminated by either party following a court order enjoining or prohibiting the transactions contemplated by the purchase agreement.  In other circumstances, a termination fee will be payable between the parties as described below.

Under the purchase agreement, LUK is obligated to pay the $35,000,000 termination fee to NBP if all of LUK’s conditions to closing have been satisfied, LUK fails to consummate the transactions contemplated by the purchase agreement within 2 business days of the date that the closing of the proposed transactions should have occurred and the Sellers terminate the purchase agreement because of LUK’s breach of the terms and conditions of the purchase agreement.  In such circumstances, LUK is obligated to pay the termination fee to NBP within 2 business days following the Sellers termination of the purchase agreement because of LUK’s breach.  In addition, LUK will also be required to pay the termination fee to NBP if LUK terminates the purchase agreement pursuant to the Any Other Reason termination provision described above; in such circumstances, LUK must pay the termination fee to NBP concurrently with its termination of the purchase agreement.

Termination Fee to Be Paid by NBP

NBP is obligated to pay the $35,000,000 termination fee to LUK in the event of termination of the purchase agreement pursuant to certain of the termination provisions described above.  NBP is obligated to pay the fee if:

•                 LUK terminates the purchase agreement because of breach of the agreement by either NBP or the Sellers;

•                 the Sellers terminate the purchase agreement because the proposed transaction has not occurred within the 90 day period specified in the purchase agreement and, at the time of that termination of the purchase agreement, (i) LUK has provided notice to NBP and the Sellers of breach of the purchase agreement by either NBP or a Seller and (ii) LUK could have terminated the purchase agreement due to such breach by NBP or a Seller;

•                 the Sellers terminate the purchase agreement because USPB’s board of directors has changed its recommendation that USPB’s members approve the purchase agreement and the proposed transaction;

•                 the Sellers terminate the purchase agreement pursuant to the Any Other Reason termination provision described above; or

•                 LUK terminates the purchase agreement because:  (i) USPB’s board of directors changes its recommendation that the USPB members approve the purchase agreement and the proposed transaction; (ii) the Sellers have breached their obligations not to solicit or negotiate an alternative transaction; or (iii) USPB fails to hold a meeting of its members to consider the purchase agreement and the proposed transaction within 75 days of the date of the purchase agreement.

If NBP’s obligation to pay the termination fee arises upon termination of the purchase agreement by LUK, NBP is required to pay the termination fee within 2 business days of such termination.  If NBP’s obligation to pay the termination fee arises upon termination of the purchase agreement by the Sellers, such payment is due to LUK concurrently with the termination of the purchase agreement.

NBP is also obligated to pay the fee to LUK if (i) either LUK or the Sellers terminate the purchase agreement because the proposed transaction has not occurred within the 90 day period specified in the purchase agreement or because USPB’s members do not approve the purchase agreement and (ii) certain other conditions are satisfied.  In the event of such a termination of the purchase agreement, NBP will be responsible to pay the termination fee to LUK if (i) prior to termination of the purchase agreement, a third party has made an alternative proposal for  acquisition of ownership of NBP or its assets and (ii) within 12 months following termination of the purchase agreement, NBP or the Sellers announce, enter into an agreement with respect to, or consummate any transaction involving the sale of NBP’s assets or ownership interests (other than the sale of NBP ownership interests in an initial public offering in which the Sellers retain control of NBP and its subsidiaries).

NBP may also be required to pay LUK an amount equal to LUK’s reasonable expenses and costs associated with the negotiation and implementation of the transactions contemplated by the purchase agreement, with such amount not to exceed $2,500,000 (the “Expense Reimbursement.”)  NBP shall be required to pay the Expense Reimbursement to LUK if either LUK or the Sellers terminate the purchase agreement because the USPB members fail to approve the agreement and the proposed transaction and neither LUK nor NBP is to pay the $35,000,000 termination fee described above.  If NBP has paid the Expense Reimbursement and later becomes obligated to pay the $35,000,000 termination fee in the circumstances described in the prior paragraph, NBP will receive a credit against the termination fee for the previously paid Expense Reimbursement.

INTERESTS OF CERTAIN PERSONS IN THE PROPOSED TRANSACTION

In considering the recommendations of USPB’s board of directors and NBP’s board of managers to vote in favor of the proposed transaction with LUK, you should be aware that the officers and directors of USPB and NBP may have interests in the proposed transaction that may be different from, or in addition to, the interests of the USPB’s members generally. USPB’s board of directors was aware of these interests and considered them, among other matters, when it approved the proposed transaction.

Noncompetition Agreements

USPB, USPB Board Members and USPB Chief Executive Officer

In connection with the purchase agreement, USPB has agreed that it will not own or control any ownership interests (other than its retained ownership interests in NBP) in any business that is engaged, directly or indirectly, in cattle slaughter, beef processing and/or packaging, retail and/or wholesale beef marketing or hide tanning anywhere in the world, nor will USPB participate in the management, operation or control of any such business.  These restrictions on USPB’s activities become effective if the proposed transaction is completed and will apply so long as

USPB or its affiliates own or control any ownership interests in NBP, but not less than 10 years after the closing of the proposed transactions.  USPB may, however, own up to a 2% ownership interest in a publicly traded competing business.  In addition, USPB and its affiliates may not employ any officers or key employees of NBP or induce or encourage such individuals to leave employment with NBP.

In addition to the restrictions imposed on USPB, each of the members of the USPB board of directors, certain of the entities that those board members represent and USPB’s Chief Executive Officer, Mr. Steven D. Hunt,  have been required to enter into a non-competition agreement with terms and conditions equivalent to those contained in the Non-Competition Agreement to be entered into by USPB, except that the non-competition agreements to be entered into by each member of the USPB board of directors and certain of the entities that those board members represent will carry a term of not less than 5 years.  The non-competition agreement to be entered into by Mr. Hunt will carry a term of not less than 10 years.  The various non-competition agreements will become effective if the proposed transaction is completed.

NBPCo Holdings, LLC

As a partial owner of NBP and a “Seller” under the purchase agreement, NBPCo is also subject to certain restrictions on activities that involve competition with NBP.  However, the terms and conditions of those restrictions vary from those to which USPB is subject.  The restrictions on NBPCo’s activities are found in Section 6.7 of the Restated LLC Agreement that will govern NBP if the proposed transactions are completed; under those provisions, NBPCo is prohibited from owning or controlling more than a 5% ownership interest in a business that engages in beef slaughtering, beef processing or hide tanning in the United States or Mexico.  In addition, if NBPCo commences a venture on its own that competes with NBP in a segment of the beef market, it must offer NBP an opportunity to supply beef as a raw material to that venture on arms length terms and conditions.  If NBPCo commences a joint venture with an NBP competitor in a segment of the beef market, it must provide NBP with the opportunity to participate in a comparable venture on terms and conditions at least as favorable as those offered and agreed to with NBP’s competitor.  NBPCo is also prohibited from using its ownership interest in NBP to acquire confidential information from NBP for any purpose that is detrimental to NBP.  The restrictions on NBP’s activities will apply so long as NBPCo or its affiliates own or control an ownership interest in NBP.

Cattle Purchase and Sale Agreement

As a condition to the proposed transaction, USPB will enter into a Cattle Purchase and Sale Agreement with NBP, pursuant to which USPB will facilitate the delivery of cattle from USPB’s unitholders and associates to NBP.  NBP, in the aggregate, will purchase on an annual basis, a base amount of 735,385 head of cattle annually, subject to an adjustment of plus or minus ten percent (10%).

The purchase price for cattle purchased by NBP will be an amount determined pursuant to NBP’s pricing grids for cattle to be delivered by USPB’s unitholders and associates, as the pricing grids may be modified or supplemented from time to time by NBP.  The pricing grids must be no less favorable to USPB and its unitholders and associates than any other pricing grid being used by NBP and must be competitive with NBP’s major competitors.  For purposes of the pricing grid, NBP will grade beef derived from cattle purchased under the Cattle Purchase and Sale Agreement in accordance with standard industry practice.  NBP will pay for cattle on a finish and grade basis consistent with standard industry practice in accordance with applicable law.

The Cattle Purchase and Sale Agreement will remain in effect for an initial term of five years.  Unless either party gives written notice to the other party that it does not want to extend the term at least 60 days prior to the one year anniversary of the date of the Cattle Purchase and Sale agreement, then on each one year anniversary, the term will be extended by one year.  The Cattle Purchase and Sale Agreement may, however, be terminated if there is a material breach by USPB or NBP that is not cured in the applicable time period; in such circumstances, the non-breaching party may terminate the Cattle Purchase and Sale Agreement.  In addition, NBP may terminate the Cattle Purchase and Sale Agreement if at any time USPB owns less than 20% of the sum of i) USPB’s ownership in NBP (or National Beef Pennsylvania, LLC)  immediately following the transactions contemplated by the purchase agreement plus ii) any ownership interests in NBP (or National Beef Pennsylvania, LLC) subsequently acquired by USPB.  For six months following any termination of the Cattle Purchase and Sale Agreement, USPB shall perform its obligations and NBP must continue to purchase and pay for cattle delivered by USPB and its unitholders and associates as provided under the Cattle Purchase and Sale Agreement.

Pledge Agreement

As a condition to the proposed transaction, USPB will enter into a Pledge Agreement with NBP (the “Pledge Agreement”).  The Pledge Agreement is being entered into in order to secure the payment and performance of USPB’s obligations under the Cattle Purchase and Sale Agreement (the “Obligations”).  Under the terms of the Pledge Agreement, USPB will grant NBP a perfected security interest in and to USPB’s Membership Interests of NBP (the “Collateral”), subject only to the prior first priority security interest in the Collateral held by CoBank, ACB (“CoBank”), up to a maximum principal amount of $15.0 million plus fees and expenses, pursuant to Pledge Agreement dated July 26, 2011 by and between USPB and CoBank (the “CoBank Pledge Agreement”).  NBP will be authorized to execute and file UCC financing statements, and USPB will cooperate as requested by NBP, in taking all actions to establish and maintain NBP’s security interest in the Collateral.

Under the terms of the Pledge Agreement, USPB will be required to make certain representations and warranties, including that NBP will have a valid perfected security interest in the Collateral free of all liens, claims and rights of third parties other than the CoBank security interest.  As long as USPB is subject to the Obligations, USPB must cooperate with NBP in providing requested documents with respect to the Collateral in order for NBP to enforce its rights in the Collateral.  USPB may not: (i) allow any other lien, security interest or other encumbrance against the Collateral; (ii) enter into any agreement with respect to USPB’s right, title and interest in or to the Collateral other than pursuant to the Pledge Agreement or the CoBank Pledge Agreement; (iii) take or fail to take any action that would impair the enforceability of NBP’s lien and security interest; or (iv) consent to any amendment or modification to its Operating Agreement relating to the Collateral or the CoBank loan documents which would have an adverse effect on NBP’s rights under the Pledge Agreement.

Under the terms of the Pledge Agreement, a “Default” occurs if: (i) there is an “Event of Default” as defined in the CoBank Pledge Agreement; (ii) any representation or warranty made by USPB shall have been false or misleading in any material respect on or as of the date made and remains uncured; (iii) there is an uncured breach of any covenant made by USPB; or (iv) an event has occurred giving NBP the right to terminate the Cattle Purchase and Sale Agreement as a result of an uncured breach by USPB.  NBP has no right to vote the Membership Interests of USPB prior to the occurrence of a Default, and NBP has no right to distributions made in respect of the Collateral.  Upon the occurrence of a Default and subject to CoBank’s rights, NBP may redeem or sell the Collateral to satisfy the Obligations provided that an appraisal of fair value of the Collateral has been completed prior to the redemption or sale.  If there is a continuing Default, USPB must deliver information and complete other acts as may be required for NBP to exercise its rights. The proceeds of the Collateral redeemed or sold shall be applied first to satisfy USPB’s obligations to CoBank and then to satisfy the Obligations in accordance with the Cattle Purchase and Sale Agreement and the Pledge Agreement.

USPB’s pledge of the Collateral will terminate, unless terminated earlier by NBP, when the Cattle Purchase and Sale Agreement terminates and the Obligations have been satisfied in full.

Employment Agreements

Following the closing, NBP will continue to employ Timothy M. Klein as President and Chief Executive Officer pursuant to an employment agreement to be entered into by and between NBP and Mr. Klein entered into in connection with execution of the purchase agreement.  Although Mr. Klein’s employment has been negotiated directly between Mr. Klein and LUK, it is USPB’s understanding that Mr. Klein’s employment agreement contains substantially the same terms as Mr. Klein’s current employment agreement, except that the term of the new employment agreement is two years longer than Mr. Klein’s current employment agreement.

USPB and its Chief Executive Officer, Mr. Steven D. Hunt, are currently parties to a “CEO Employment Agreement” which governs Mr. Hunt’s service as USPB’s Chief Executive Officer for the period from 2010 through 2015.  If the proposed transaction is approved by USPB’s members and is completed, USPB and Mr. Hunt will enter into an amendment of the CEO Employment Agreement.  Most of the terms and conditions of the existing CEO Employment Agreement will continue without modification.  However, several changes to that agreement will be adopted in connection with completion of the proposed transaction.  First, the current CEO Employment Agreement provides that its terms are subject to renegotiation upon the occurrence of certain events, including USPB’s involvement in a joint venture by acquisition, merger or otherwise, in which USPB does not remain as the majority owner of such joint venture.  If the terms of the CEO Employment Agreement are renegotiated, the renegotiated terms will apply for the final three years (2013 through 2015) of the term of the CEO Employment Agreement.  Under the amendment to be entered into in connection with the proposed transaction, Mr. Hunt and USPB have agreed that the terms of the CEO Employment Agreement will not be renegotiated.  Second, the CEO Employment Agreement currently provides that if Mr. Hunt’s employment with USPB (or its affiliated entities) is terminated for reasons other than death, disability or cause, Mr. Hunt will not participate in the management or control of a competitor in the beef packing or processing industry during an 18 month period beginning upon termination of Mr. Hunt’s employment with USPB.  During that 18 month period, USPB is required to pay Mr. Hunt monthly payments equal to Mr. Hunt’s monthly base salary during the term of the CEO Employment Agreement and to allow Mr. Hunt to participate in the USPB group benefits plans available to USPB employees.  As noted above, one of the conditions to the proposed transaction is Mr. Hunt’s agreement to enter into a non-competition agreement that carries a term of 10 years.  Under the amendment of the CEO Employment Agreement to be adopted in connection with the proposed transaction, USPB will be required to pay Mr. Hunt the monthly payments and provide the group benefits described above during the 10 year period of the non-competition agreement to be entered into by Mr. Hunt.

Directors of USPB

All of USPB’s directors hold Class A and Class B units and are also agricultural producers. By virtue of their unitholder status and ownership of Class A and Class B units, each of these individuals will receive their proportionate share of the transaction consideration that will be distributed by USPB to its unitholders and will receive the benefits of delivering cattle to NBP pursuant to the terms of the Cattle Purchase and Sale Agreement, described above. The amount and terms of the payments received by these individuals (or the entities they represent) for the delivery of cattle will be made on exactly the same basis as those received by other unitholders and associates of USPB for the delivery of their cattle. In addition, each director who holds patronage notices will receive repayment from the Company of such patronage notices.

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COMPARISON OF RIGHTS OF MEMBERS OF NBP UNDER THE CURRENT NBP LLC AGREEMENT AND THE FIRST AMENDED AND RESTATED LLC AGREEMENT

As a condition to the closing of the proposed transaction, the members of NBP will be required to enter into the First Amended and Restated LLC Agreement (the “Restated LLC Agreement”), which amends and restates NBP’s Limited Liability Company Agreement dated as of August 6, 2003, as amended (the “LLC Agreement”).  The Restated LLC Agreement changes certain rights of NBP’s Members.  The following is a summary of the material differences in the rights of the Members of NBP under the LLC Agreement and the Restated LLC Agreement.  This summary is qualified in its entirety by reference to the Delaware laws governing limited liability companies, the certificate of formation and the Restated LLC Agreement of NBP to be entered into effective as of the closing of the proposed transaction.  A copy of the Restated LLC Agreement in substantially the form to be adopted as of the closing is attached as Appendix C to this document.  You may obtain a copy of NBP’s LLC Agreement as currently in effect, without charge, by downloading a copy from NBP’s filings with the U.S. Securities and Exchange Commission, which can be found at the SEC website located at www.sec.gov.

As noted elsewhere in this proxy statement, in connection with the transactions contemplated by the purchase agreement, NBP has caused the formation of a new entity, National Beef Pennsylvania, LLC.  In connection with the proposed transactions, NBP will contribute all of the tangible or intangible assets it holds in the Commonwealth of Pennsylvania to National Beef Pennsylvania, LLC.  Subsequent to the closing of transactions contemplated by the purchase agreement, NBP will distribute all of the ownership interests in National Beef Pennsylvania, LLC to LUK, USPB, NBPCo and TMK Holdings, LLC, such that those parties hold 100% of the ownership of National Beef Pennsylvania, LLC in proportion to their ownership of NBP.  Upon distribution of the ownership interests in National Beef Pennsylvania, LLC to LUK, USPB, NBPCo and TMK Holdings, LLC, the various members of NBP will adopt a Second Amended and Restated Limited Liability Company Agreement for NBP and an Amended and Restated Limited Liability Company Agreement for National Beef Pennsylvania, LLC.  NBP’s Second Amended and Restated Limited Liability Company Agreement and National Beef Pennsylvania’s Amended and Restated Limited Liability Company Agreement will jointly provide the members with the same rights and obligations as will be contained in the Restated LLC Agreement effective upon the closing of the transactions contemplated by the purchase agreement.

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

Unit Classes	Units divided into multiple classes: Class A and Class B. Rights of Members vary among Class A Members and Class B Members.	The Restated LLC Agreement establishes a single class of Units.

Additional Issuance of Units	NBPCo has participation rights upon the issuance of additional units under certain circumstances.	NBPCo’s participation rights removed.

	The LLC Agreement contains provisions providing for the repurchase by NBP of management units under certain circumstances.	Provisions regarding the repurchase of management units by NBP are removed.

Tax Distributions

The Board has authority to authorize tax distributions, provided that no tax distributions will be made if the Board determines that doing so would cause NBP to violate a covenant of its financing agreements.

Tax distributions are to be made prior to the tenth day after the end of each fiscal quarter.

The tax distribution amount to each Member is equal to 48% of the allocations of taxable income made or expected to be made to the Member for the applicable quarter.

The Board is required to authorize tax distributions as provided in the Restated LLC Agreement unless the Members each consent otherwise.

Tax distributions are to be made prior to the tenth day before the due date of the federal quarterly tax payments.

Tax distribution amount is equal to the Base Tax Rate multiplied by the allocations of taxable income made or expected to be made to the Member for the applicable quarter. The “Base Tax Rate”

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

is equal to 54%, provided that the Board may (but is not obligated to) adjust the percentage upward if requested by Members under certain circumstances.

The Restated LLC Agreement adds a new provision providing that no person shall have a claim or right of enforcement with respect to a tax distribution, against the Board, any Member, or any affiliate of a Member or a board member. A person’s sole remedy is against NBP, and each member of the Board and Member of NBP waives any claim.

Distributions	The Board may make additional Distributions to the Members as the Board may determine and subject to receipt of certain approval thresholds by the Board.

The Board may make additional Distributions to the Members pro rata in accordance with each Member’s Percentage Interest. No distributions may be made by the Board other than pro rata in accordance with each Member’s Percentage Interest.

Withholding

The Restated LLC Agreement includes new withholding provisions which specify that any amounts withheld in excess of a Member’s distributable amount will be treated as a demand loan payable by the Member to NBP with interest at the prime rate in effect plus 2%, compounded annually.

The Restated LLC Agreement contains an additional withholding provision stating that as security for any withholding tax or other liability of NBP as a result of any act or status of a Member, or to which NBP may become subject to with respect to the interest of a Member, NBP shall have a security interest in the distributable assets of NBP otherwise distributable to the Member to the amount of the withholding tax or other liability.

Priority Return Distributions

The LLC Agreement provides for priority return distributions to the Class A Members. After giving effect to the Regulatory Allocations, if any, the remaining items of gross income or gain shall be specially allocated to the Class A Members based on the Class A Member’s Priority Return.

No priority return distributions.

General Allocations	The taxable income or loss of NBP is first allocated among Class A and Class B Units, and then the taxable income or loss is allocated pro rata among the Units in each class.	The Restated LLC Agreement uses a target allocation methodology to allocate taxable income or loss among the Members. The items of income, expense, gain and loss of

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

NBP shall be allocated among the Members in a manner that will cause the Capital Account balance of each Member to equal the excess of the hypothetical distribution the Member would receive over the sum of the amount the Member is obligated to contribute to NBP, the Member’s share of NBP’s Minimum Gain, and the Member’s share of Member Nonrecourse Debt Minimum Gain, as determined by the Treasury regulations.

The “hypothetical distribution” is the amount, if any, that the Member would receive if on the last day of the fiscal year, all of NBP’s assets were sold for cash equal to their Asset Values, all of NBP’s liabilities were satisfied in cash, and the net proceeds were distributed in full.

Required Consents

The LLC Agreement requires consent from each Member prior to the occurrence of certain actions by NBP, including entering into agreements with Members or their affiliates, subject to certain exceptions; mergers; dispositions; modifications in the alterations or rights of a Class of Units; making certain investments; making distributions other than Tax Distributions; dissolving, liquidating or winding up NBP; any conversion to a new corporate form; or changing the name of NBP. Additionally, any modification or alterations in the rights, preferences or privileges of any class of Units held by TKK Investments, LLC or TMKCo, LLC (collectively, the “Klein entities”) are subject to the consent of Klein, unless NBP treats all Members ratably based on their holdings of the class of Units.

The Restated LLC Agreement continues to require consent from each Member prior to the occurrence of certain actions by NBP, except that the list of actions is narrowed to three items: (1) entering into agreements with Members or their affiliates, other than the issuance of Units to Members as provided in the Restated LLC Agreement or contracts that are entered into on an arms’ length basis with terms disclosed to the Board and Members, provided that the agreement must be on a basis at least as favorable to NBP as an agreement reasonably available from a third party; (2) except as required by NBP’s credit agreements, actions that contractually restrict the making of distributions to Members or any required repurchases of any Units; or (3) approval of the taking of any of the foregoing actions by a direct or indirect subsidiary of NBP.

Notwithstanding the Member consent requirements above, Member consent is not required for any loan from LUK or its affiliates which, taken together with all other loans from LUK, do not exceed $25 million, provided that the interest rate for the loan must not exceed the interest rate charged to NBP on its most senior credit facility. In addition, Member consent is not required for any contracts, agreements or transactions between NBP and its various subsidiaries.

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

USPB Noncompete

As long as USPB and its affiliates own or control any Class B Units, USPB and its affiliates are prohibited from owning or controlling more than 5% of the ownership interests of a Competing Business or running, managing or operating any competing Business or Competing Facility.

“Competitor” or “Competing Business” means a business that directly or indirectly competes with the business of NBP by engaging in the business of beef slaughtering, or the business of beef slaughtering and processing in the United States or Mexico. A “Competing Facility” means any cattle slaughtering facility or beef slaughtering and processing facility owned by a Competing Business anywhere in the United States or Mexico.

The Restated LLC Agreement expands USPB’s noncompete obligation so that USPB is subject to the noncompete as long as USPB and its affiliates own or control any Units, but in no event not less than 10 years after the Effective Date. USPB or any entity controlled by USPB shall not own or control any ownership interest of, or otherwise run, manage, operate, direct, control or participate in the ownership, management, operation or control of any Competing Business or any Competing Facility other than an Ownership Interest of not more than 2% in the aggregate in any public entity that is a Competing Business or that owns or controls a Competing Business or a Competing Facility.

The geographic scope is expanded from the United States and Mexico to include anywhere in the world. The types of businesses included in the definition are expanded to include beef packing, the case ready and portioned beef market, and the retail and/or wholesale marketing of beef and hide. The definition of “Competing Facility” is expanded to include any cattle slaughtering facility, any beef processing and/or packaging facility, any retail and/or wholesale beef marketing operation or any hide tanning facility owned by a Competing Business anywhere in the world.

NBPCo Noncompete	The LLC Agreement provides that at the request of the Board, NBPCo’s manager will be required to recuse himself from meetings relating to certain confidential matters.

The Restated LLC Agreement specifies that at the request of the Board, NBPCo will not be allowed to participate in and will not receive information from meetings relating to NBP’s Confidential Information.

The geographic scope for the NBPCo noncompete includes only the United States and Mexico.

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

Klein Noncompete

Starting on the date of the LLC Agreement and as long as Klein or any of his affiliates owns or controls any of the Class B units, Klein shall not, directly or indirectly, own or control more than 5% of the ownership interests of any Competing Business or Competing Facility.

The Restated LLC Agreement modifies Klein’s noncompete so that starting on the Effective Date and continuing until the two year anniversary of the date that Klein or any of his affiliates no longer own or control any of the Units of NBP, Klein, together with his affiliates, shall not, directly or indirectly, own or control any ownership interests of or participate in the ownership, management, operation or control of any Competing Business or any Competing Facility other than an ownership interest of not more than 2% in the aggregate in any publicly traded entity that is a Competing Business or that owns or controls a Competing Business or Competing Facility.

Board of Managers	Each Class B Member holding at least 10% of the outstanding Class B Units has the right to designate one manager.

Board initially consists of five managers, subject to an increase to nine managers. As long as LUK and its affiliates hold a majority of the Units, LUK has the right to designate three and up to five managers.

As long as Klein is employed as CEO of NBP and directly or indirectly holds Units, Klein has the right to designate one manager.

Each other Member holding not less than 10% of the outstanding Units has the right to designate one manager.

The managers designated by LUK collectively and each other manager has the vote that reflects the percentage of outstanding Units held by the Member that designated the manager.

	Managers in office designated by two thirds of the Class B Units then outstanding constitutes a quorum.	One or more manager(s) representing a majority of the votes of all managers constitutes a quorum.

Non-Disclosure of Confidential Information	The LLC Agreement requires each Member to preserve the confidentiality of all non-public information relating to NBP, subject to certain exceptions.

The Restated LLC Agreement continues the Member confidentiality obligations and includes a new provision that each Member agrees that NBP may seek injunctive or other equitable relief if a Member violates the confidentiality obligations under the Restated LLC Agreement. Each Member further is required to maintain the confidentiality of any confidential information the Member receives regarding LUK.

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

Tax Matters Member	USPB is designated as the Tax Matters Member.

LUK is designated as the new Tax Matters Member. The Restated LLC Agreement provides that the Tax Matters Member shall not have the right to settle matters without approval of the Board, and, under certain circumstances, without approval of each of the Members.

Transfer of Interests	Board approval is required for transfers except for certain transfers to a Permitted Transferee.

The general transfer restrictions from the LLC Agreement are included in the Restated LLC Agreement. The Restated LLC Agreement contains additional restrictions, so that neither LUK nor USPB shall transfer all or any part of their respective units other than, in the case of LUK, to a Permitted Transferee, prior to the expiration of the Applicable Holding Period without the consent of the other. The “Applicable Holding Period” is the period commencing on the date the Restated LLC Agreement is effective (the “Effective Date”) and ending on the three year anniversary of the Effective Date.

No Member, other than LUK or its Permitted Transferees, is permitted to transfer all or any of its units to a Competing Business.

Right of First Offer	NBP has the first right to purchase units of any Member wishing to transfer Units.

In the Restated LLC Agreement, LUK, rather than NBP, has the right of first offer. After the Applicable Holding Period, if any Member other than LUK or its Permitted Transferees wishes to transfer any of its units, the Member must give written notice to LUK so that LUK may purchase the units, subject to a process established in the Restated LLC agreement.

Tag-Along Rights	If USPB proposes to transfer any of its units to another person, other than a Permitted Transferee, each other Member of NBP has rights to be included in the sale.

The Restated LLC Agreement revises the tag-along right so that if LUK proposes to transfer any of its units, before or after the Applicable Holding Period, to a person other than a Permitted Transferee, then each other Member has the right to be included in the sale.

Take-Along Rights

The LLC Agreement requires NBPCo to transfer its units, if requested by USPB, subject to the same terms as a transfer of units by USPB and based on the same sale percentage of the units to be transferred by USPB.

The Restated LLC Agreement requires each of the Members, other than LUK, at any time after the expiration of the Applicable Holding Period, to transfer the Members’ units in a sale, if requested by LUK pursuant to a written take-along notice, subject to the same terms as a transfer by LUK to a person other than an

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

affiliate of LUK and based on the same sale percentage of the units to be transferred by LUK. A take-along notice has precedence over any put notice or call notice.

Liquidity Options	The LLC Agreement provides NBPCo and the Klein entities with certain rights to put their units to NBP. The value of the units is determined by an appraisal process set forth in the LLC Agreement.

Put Notice. Under the Restated LLC Agreement, USPB, the Klein entities and NBPCo or their Permitted Transferees each have rights to put a portion of their units to LUK by delivering a put notice to LUK during 30 day periods starting on the five year, seven year and ten year anniversaries of the Effective Date. USPB also has rights to deliver a put notice to LUK at any time during the period starting on the date that USPB is no longer obligated to deliver cattle to NBP under the Cattle Purchase and Sale Agreement and ending 180 days thereafter. Klein has the right to deliver a put notice to LUK during the period starting when Klein is no longer employed by NBP and ending 180 days thereafter. Upon delivery of a put notice to LUK, a determination of fair value of the put units must be completed in accordance with the terms of the Restated LLC Agreement, and LUK is subsequently obligated to purchase the units from the putting Member.

Call Notice. LUK or its Permitted Transferees have the right to give a call notice to each of USPB, the Klein entities and/or NBPCo at any time during the respective “Call Election Period” applicable to the Member (as described below), to elect to purchase all or any portion of the Member’s units. Each of the 180 day periods described below is a “Call Election Period”. LUK may deliver a call notice to USPB at any time during (1) the period commencing on the date USPB is no longer obligated to deliver cattle to NBP under the Cattle Purchase and Sale Agreement and ending 180 days thereafter or (2) the period commencing on the date that USPB owns less than 20% of the units held by USPB as of the Effective Date in addition to any units subsequently acquired and ending 180 days thereafter. LUK may deliver a call notice to any Member other than USPB after the ten year anniversary of the Effective Date at any time during the period the Member owns less than 50% of the Member’s

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

aggregate units and ending 180 days thereafter. LUK may deliver a call notice to TMK Holdings LLC at any time during the period commencing on the date Klein is no longer employed by NBP and ending 180 days thereafter. Upon delivery of a call notice to a Member by LUK, a determination of fair value of the call units must be completed in accordance with the terms of the Restated LLC Agreement, and LUK is subsequently obligated to purchase the call units from the Member.

LUK has the right to assign its rights and obligations with respect to the put and call options. Following an assignment, NBP shall assume LUK’s obligations and rights, and NBP and LUK will be jointly and severally liable. If, following an assumption by NBP of LUK’s rights, LUK and NBP are unable to complete the purchase of any units subject to the put or call, NBP shall be required to use its commercially best efforts to obtain financing.

Indemnification

The Restated LLC Agreement contains a new provision which specifically provides that NBP is not required to indemnify, defend or hold harmless USPB, the Klein entities, NBPCo, or any of their respective affiliates, for any liability, loss or damage relating to the indemnification obligations of USPB, the Klein entities and NBPCo pursuant to the Membership Interest Purchase Agreement.

	Pre Closing Member Rights Under LLC Agreement	Post Closing Member Rights Under Restated LLC Agreement

Corporate Opportunity

The Restated LLC Agreement contains a new provision that specifically allows LUK to engage in any business activity, other than a corporate opportunity belonging to NBP, which includes Competing Businesses and Competing Facilities (unless the corporate opportunity is waived by a majority vote of the Board by managers not appointed by LUK). LUK also is not obligated to present any business or investment opportunity to NBP unless it is a corporate opportunity belonging to NBP, which shall include Competing Businesses and Competing Facilities (unless the corporate opportunity is waived by a majority vote of the Board by managers not appointed by LUK). Neither NBP nor any of its affiliates or any Member or the Member’s affiliates have any rights in LUK’s other business activities.

Amendments to Restated LLC Agreement

The Restated LLC Agreement contains a new provision stating that Sections 14.1, 14.2 and 14.3 of the Restated LLC Agreement regarding indemnification of the Board and Members may not be amended in a manner to reduce or restrict the indemnification rights unless the indemnitee has consented, provided that indemnification rights with respect to any officer of NBP may be amended on a prospective basis with respect to acts occurring after the date of amendment, upon 30 days prior written notice.

Procedure for Arbitration; Governing Law

The LLC Agreement contains a provision that any controversy or dispute with respect to NBPCo’s obligations to negotiate certain contracts in good faith shall be submitted to arbitration in the state of Kansas, and any award or decision from the arbitration proceeding shall be final and binding. All other matters must be brought and maintained exclusively in the federal courts located in the State of Kansas.

The Restated LLC Agreement removes the arbitration provision with respect to disputes involving NBPCo’s obligations to negotiate certain contracts in good faith. All matters must be brought and maintained exclusively in the federal courts located in the State of Delaware.

INFORMATION ABOUT USPB

Description of USPB’s Business

U.S. Premium Beef, LLC (USPB) was organized in July 1996 as a Kansas cooperative by a steering committee of cattle producers.  USPB’s goal is to provide market access and improve the marketing and processing of beef products requiring higher quality cattle for wholesale and retail customers and consumers while providing higher returns to cattle producers.  USPB operates an integrated cattle processing and beef marketing enterprise where consumer and processor demands and requirements are implemented through changes in genetics, feeding, and management.  USPB’s unitholders benefit from its supplier alliance with National Beef Packing Company, LLC (NBP) through (i) premiums received in excess of cash market prices for higher quality cattle, (ii) allocations of profits and losses and potential distributions, (iii) potential unit price appreciation, and (iv) information that permits unitholders to make informed production decisions.

On June 12, 2003, USPB entered into an agreement with Farmland Industries, Inc. (Farmland) to acquire all of the partnership interests in Farmland National Beef Packing Company (FNB) held by Farmland.  USPB formed NB Acquisition, LLC (NB Acquisition) to consummate the acquisition.  To finance the acquisition, USPB, NBPCo Holdings, LLC (NBPCo Holdings) and certain members of FNB’s management team purchased equity in NB Acquisition for $46.0 million in cash.  FNB issued $160.0 million of senior notes, amended its credit facility and transferred a portion of the proceeds of the offering of the senior notes and borrowings under its amended credit facility to NB Acquisition.  Subsequently, NB Acquisition merged into FNB, and FNB then converted into a limited liability company under Delaware law and became known as National Beef Packing Company, LLC.  These transactions closed on August 6, 2003.

Effective August 29, 2004, the cooperative restructured into a limited liability company (LLC) under Delaware law (Conversion).  The business of USPB, the cooperative, is being continued in the limited liability company form of business organization.

USPB holds approximately 69.3% of the Class B interests, as well as Class A and Class A1 interests with an aggregate face amount of approximately $150.5 million, NBPCo Holdings owns approximately 24.8% of the Class B interests, as well as Class A and Class A1 interests with an aggregate face amount of approximately $51.2 million, and affiliates of Timothy M. Klein own approximately 5.9% of the Class B interests, as well as Class A interests with an aggregate face amount of approximately $2.3 million.

Products and Production

USPB provides an integrated cattle production, processing and marketing system for the benefit of its unitholders and associates.  As the basis of that system, USPB’s unitholders have a guaranteed right plus an obligation (on a one head per Class A unit per year basis) to deliver cattle to USPB, pursuant to the Uniform Cattle Delivery and Marketing Agreement (see the section below entitled “Cattle Delivery Arrangements”).  USPB facilitates the delivery of cattle to NBP for processing and subsequent product distribution and marketing.  Shortly after the cattle are processed, cattle suppliers receive, at no extra charge, individual animal carcass data previously considered proprietary by many processors.  This carcass data assists producers in refining production methodologies, thereby improving the product quality and subsequently enhancing the return to the producer.

We believe the primary advantage of USPB’s ownership in NBP centers around USPB’s ability to provide NBP with a consistent supply of quality beef from a verified source, allowing NBP to target higher margin value-added markets.  Consumers have historically demonstrated their willingness and desire to buy branded products that offer better value in other consumer product markets, with the Certified Angus Beef® product line being an example in the beef industry.

Cattle Producers’ Uniform Cattle Delivery and Marketing Agreements

USPB facilitates the delivery of cattle from its unitholders and associates to NBP.  Under the cooperative structure, each share of common stock held by a shareholder entitled and obligated that shareholder to deliver one head of cattle per year to the cooperative.  Each shareholder was required to enter into a Uniform Delivery and Marketing Agreement with the cooperative whereby the shareholder was committed to supply a designated number of cattle on an annual basis to be delivered during the delivery periods set forth in the delivery agreement.  In the LLC structure, each Class A unit held by a unitholder entitles and obligates that unitholder to deliver one head of cattle per year to USPB. The initial delivery agreement was for a term of 10 years, with the term of the cooperative’s agreements continuing following the Conversion.  Subsequent renewals of the delivery agreement are for a term of 5 years with an evergreen renewal provision.  These arrangements are described in greater detail in the section below entitled “Cattle Delivery Arrangements”.

Company Background

USPB was originally organized as a tax exempt cooperative within the meaning of Section 521(b)(l) of the Internal Revenue Code.  The cooperative began operations on December 1, 1997, when the cooperative acquired its initial interest in Farmland National Beef, now known as National Beef Packing Company, LLC.  In connection with the cooperative’s purchase of its interest in Farmland National Beef, the cooperative owned the right and was subject to the obligation to deliver cattle annually to NBP relative to: (i) USPB’s ownership in NBP and (ii) the number of cattle processed annually by NBP.  That arrangement continues following the Conversion.  Under that arrangement, USPB has delivered more than 9.1 million head of cattle to NBP for processing since it commenced deliveries.

On August 6, 2003, USPB became the majority owner in NBP.

On August 18, 2004, the shareholders of U.S. Premium Beef, Ltd. approved the conversion of the cooperative into a Delaware LLC.  Under the new ownership structure, each share of common stock of the cooperative was converted to one unit of Class A interest and one unit of Class B interest.  Immediately following the Conversion, there were 691,845 units of Class A interests and 691,845 units of Class B interests.  Initially, each Class A unit was linked to its corresponding Class B unit and each pair of linked units, if transferred, were required to be transferred together.  On March 27, 2010, the board of directors amended the USPB’s LLC Agreement to enable the Class A and Class B units to be transferred separately.  Patronage Refunds for Reinvestment in the cooperative were carried over at their face amount into the LLC as Patronage Notices.

On June 1, 2006, USPB’s majority owned subsidiary, NBP, completed the acquisition of substantially all of the assets of Brawley Beef.  As a result of the acquisition, USPB issued 44,160 new Class A units and 44,160 new Class B units to Brawley Beef in exchange for 44,160 limited partnership units in National Beef California, LP (NBC), a subsidiary of NBP.  USPB then exchanged the limited partnership units with NBP for a higher ownership percentage in NBP.  After the acquisition, Brawley Beef, LLC changed its name to Desert Beef, LLC.

On April 14, 2009, NBP, USPB’s majority owned subsidiary, redeemed all of the membership interests in NBP that were owned or controlled by its former Chief Executive Officer, John R. Miller, and an affiliate of its former General Counsel, Scott H. Smith, as well as 25% of the membership interests in NBP that were owned by affiliates of its current President and Chief Executive Officer, Timothy M. Klein.  In order to partially finance such redemptions, USPB contributed cash of approximately $55.8 million in exchange for a higher ownership percentage in NBP.

On June 4, 2010, NBP, USPB’s majority owned subsidiary, redeemed 164,631 NBP Class B units held by affiliates of its current President and Chief Executive Officer, Timothy M. Klein.  As a result of the redemption, USPB’s ownership percentage in NBP increased.

When the Conversion occurred, holders of USPB Class A units were entitled to a pro rata share of 33% of the profits and losses; to receive distributions of USPB’s net cash flow when declared by the board of directors; to participate in the distribution of USPB’s assets if it dissolves or liquidates after payment of the Patronage Notices, and to vote on matters submitted to a vote of USPB’s members.  On November 9, 2009, USPB members approved an amendment to USPB’s limited liability company agreement that changed the allocation of profits and losses to Class A unitholders to 10%.  Holders of USPB Class A units, committed under Uniform Cattle Delivery and Marketing Agreements, have the right and obligation to deliver one head of cattle to USPB annually for each unit held.

When the Conversion occurred, holders of USPB Class B units were entitled to a pro rata share of 67% of the profits and losses; to receive distributions of USPB’s net cash flow when declared by the board of directors; to participate in the distribution of USPB’s assets if it dissolves or liquidates after the payment of the Patronage Notices, and to vote on matters submitted to a vote of USPB’s members.  On November 9, 2009, USPB members approved an amendment to USPB’s limited liability company agreement that changed the allocation of profits and losses to Class B unitholders to 90%.  Holders of USPB Class B units have no cattle delivery commitment.

Patronage Notices do not constitute units or membership interests in USPB, and holders will not be unitholders or associates of USPB by virtue of holding Patronage Notices.  As was the case in the cooperative, Patronage Notices will be paid by USPB at such time and in such amounts as may be determined by the board of directors in its sole and absolute discretion.  In the event of a liquidation, holders of Patronage Notices will be paid before holders of Class A and Class B units.  Patronage Notices carry no other or additional rights.

Employees

USPB has nine employees.  USPB’s governance and strategic oversight responsibilities with NBP and the complexity of USPB’s obligations under its various contracts with NBP require USPB to retain the services of key senior management personnel with the experience, skill and expertise necessary to manage an enterprise competitive with other sophisticated participants in the beef and meat industries.  Each employee is compensated through the payment of a base salary with management being eligible for incentive and discretionary bonuses.  In addition, each employee is eligible to participate in benefits programs maintained by USPB.  These programs include group medical insurance, accidental death and dismemberment insurance and similar programs.

USPB’s employees are not unionized and USPB believes that its relationship with its employees is good.

Governmental Regulation and Environmental Matters

The Company is subject to federal and state regulations relating to grading of animals, quality control, labeling, sanitary control and waste disposal.  However, as many of the Company’s operational activities are conducted through its majority-owned subsidiary, NBP, and as USPB does not directly operate any processing facilities itself, the significant efforts with respect to governmental and environmental regulation are conducted by NBP.

Sales, Marketing, and Customers

USPB’s sole customer is its majority-owned subsidiary, NBP.  The ultimate customers of and the market for the products resulting from the processing of cattle supplied by USPB’s unitholders and associates are described in Description of NBP’s Business — General.

Beef Industry, Markets, and Competition

As indicated above, USPB’s business activities are focused on facilitating the delivery of cattle produced by its unitholders and associates to USPB’s majority-owned subsidiary, NBP.  Information regarding the beef industry, the market for beef and beef products and competition within the beef industry are described in Description of NBP’s Business - Industry Overview.

Intellectual Property

USPB owns little intellectual property because USPB’s sales are transacted through NBP.  However, USPB maintains a trademark on a U.S. Premium Beef logo that it uses periodically on certain, selected products.

Research and Development

USPB does not conduct any research and development activities independent of the activities of NBP.

USPB CATTLE DELIVERY ARRANGEMENTS

Cattle Producers’ Uniform Cattle Delivery and Marketing Agreements and Payments to Unitholders and Associates for Cattle

USPB facilitates the delivery of cattle from its unitholders and associates to NBP.  Under the cooperative structure, each share of common stock held by a shareholder entitled and obligated that shareholder to deliver one head of cattle per year to the cooperative.  Each shareholder was required to enter into a Uniform Delivery and Marketing Agreement with the cooperative whereby the shareholder was committed to supply a designated number of cattle on an annual basis to be delivered during the delivery periods set forth in the delivery agreement.  In the LLC structure, following the conversion from a cooperative, each Class A unit held by a unitholder entitles and obligates that unitholder to deliver one head of cattle per year to USPB.  The initial delivery agreement was for a term of 10 years, with the term of the cooperative’s agreements continuing following the Conversion.  At the termination of the initial delivery agreement, unitholders are required to enter into a Uniform Cattle Delivery and Marketing Agreement.  The new agreement is for a term of 5 years with an evergreen renewal provision.

Cattle delivered by USPB’s unitholders and associates are delivered to NBP for processing (with the effect that NBP is USPB’s sole customer).  The resulting beef and beef products are marketed by NBP.  Each unitholder or associate is paid for the cattle delivered to USPB based on a market-based purchase price that is subject to the agreements between USPB and NBP.

Pursuant to the Uniform Cattle Delivery and Marketing Agreement, payment for cattle is based on the individual carcass quality of cattle delivered.  In addition to the payments described in this section, the cooperative paid patronage dividends from its taxable income, in accordance with its bylaws.  Such patronage dividends were based on the cooperative’s taxable income and were distributed to the cooperative’s shareholders and associate members in proportion to the number of cattle delivered to the cooperative by its shareholders and associate members.  As a result, the patronage dividends received by the cooperative’s shareholders and associate members reflected the benefits and profits, if any, obtained from value-added marketing of the beef and beef products created from the cattle delivered to the cooperative for processing.  As a limited liability company, allocations of profits and losses and potential distributions are not tied to cattle delivery, but rather to the number of Class A and Class B units held and the respective rights of those units.

INFORMATION ABOUT NBP

Description of NBP’s Business

General

NBP is one of the largest beef processing companies in the United States (U.S.), accounting for approximately 14% of the federally inspected steer and heifer slaughter during fiscal year ended August 27, 2011, as reported by the United States Department of Agriculture (USDA).  During the fiscal year ended August 27, 2011, NBP generated approximately $6.8 billion in total net sales and had net income of approximately $259.1 million.

Led by an entrepreneurial management team, NBP began operations in 1992 with a single facility in Dodge City, Kansas.  Since then, it has successfully grown through internal expansion, selective facility acquisitions, process improvements and a focus on increasing its value-added product offerings consisting of branded boxed beef, case ready beef, portion control beef and further processed hides.  NBP has invested approximately $478.2 million from the beginning of fiscal year 2001 through the end of fiscal year 2011 to expand its operations, modernize and increase the capacity of its facilities, and increase its ability to produce and sell higher margin, value-added products.  In 1997, USPB entered into a strategic relationship with NBP.  In fiscal year 2011, USPB Class A unitholders and associates supplied NBP with approximately 20% of the cattle NBP processed pursuant to its contractual arrangement with USPB.  NBP believes its relationship with USPB provides it with a competitive advantage through a consistent and dependable supply of high-quality cattle, including for processing in NBP’s value-added and other programs.

NBP processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets.  NBP’s products include boxed beef, ground beef, hides, tallow, and other beef and beef by-products.  NBP emphasizes the sale of higher-margin, value-added beef products including branded boxed beef, case-ready beef, portion control beef, and further processed hides.  NBP markets its branded products under several trade names that it owns including Black Canyon® Angus Beef, Black Canyon® Premium Reserve, Certified Premium Beef®, Naturewell® Natural Beef, NatureSource® Natural Angus Beef, Vintage Natural Beef® and Imperial Valley® Premium Beef.  In addition to brands NBP owns, it also markets value-added products under the following registered trademarks pursuant to license agreements: Certified Angus Beef®, a registered trademark of Certified Angus Beef LLC, a wholly-owned subsidiary of the American Angus Association; and Certified Hereford Beef® and Nuestro Rancho®, registered trademarks of Certified Hereford Beef, LLC.

NBP markets its products to retailers, food service providers, distributors, further processors, and the U.S. military.  Value-added products represented approximately 36% of NBP’s total net sales, and a substantially higher proportion of its operating profit, during fiscal year 2011.  NBP currently exports its products to more than 30 countries and has dedicated sales offices in Japan, South Korea, and China.  NBP’s export sales represented approximately 13% of its net sales for the fiscal year ended August 27, 2011.  According to export data from PIERS,

NBP is currently the largest exporter of chilled beef produced in the U.S. to Japan.  In addition, NBP is a majority owner of Kansas City Steak Company, LLC (Kansas City Steak), which sells portioned beef and other products directly to customers in the food service and retail channels as well as direct to consumers through the internet, direct mail and QVC.

NBP believes its Dodge City, Kansas and Liberal, Kansas beef processing facilities are among the highest capacity and most efficient plants in the U.S.  In addition, NBP believes its beef processing facility in Brawley, California is among the newest in the industry.  These three beef processing facilities are located to provide efficient access to a ready supply of high quality cattle.  NBP’s two case-ready facilities, which take primal cuts and further process and package meat to customer specifications, are located in Hummels Wharf, Pennsylvania and Moultrie, Georgia and service key customers in readily accessible high density population centers.  NBP also owns and operates a refrigerated and livestock transportation company, National Carriers, Inc. (NCI), as part of its commitment to provide high service levels to its customers and suppliers.

Competitive Strengths

Significant Value-Added Product Portfolio.  NBP is a leading producer of value-added beef products.  Its customers market these products under its brands as well as through their own premium private label programs.  NBP believes its value-added products are able to command higher prices because of its ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of its customers.  NBP also provides marketing support for its value-added programs.  NBP believes its value-added products and programs not only provide higher profitability, but also improve customer acquisition and retention.

In March 2009, NBP expanded its value-added product portfolio through its acquisition of a wet blue tanning facility in Saint Joseph, Missouri.  NBP sells its wet blue tanned hides to processors that produce finished leather for high quality applications in industries such as automotive, luxury goods, apparel, and furniture.  NBP believes supplementing its value-added product portfolio through further processing of a portion of its hides will generate additional profit for NBP.

NBP’s total value-added sales in fiscal year 2011 were approximately $2,482.2 million, comprising approximately 36% of its total net sales.  This represents a compound annual growth rate of 17% from approximately $595.2 million of total value-added sales in fiscal year 2002.  NBP believes its value-added products will continue to be an important contributor to its profitability.  Margins on NBP’s value-added products historically have been less volatile than margins on its commodity products.

Differentiated Cattle Supply.  USPB is contractually obligated to deliver approximately 735,000 head of cattle per year to NBP.  NBP believes the cattle it receives from USPB producers are of high quality, which is important for NBP’s value-added programs.  In fiscal year 2011, pursuant to the contractual arrangement with NBP, USPB producers provided NBP with approximately 20% of the total cattle NBP processed.  NBP believes this supply relationship with USPB provides it with significant competitive advantages, including: (i) the ability to consistently provide NBP’s customers with higher margin, value-added products and (ii) a predictable supply of cattle that enhances production efficiencies.

NBP’s two largest beef processing facilities, which represent approximately 86% of its slaughter capacity, are located in southwest Kansas.  The primary market area for the purchase of cattle for those facilities includes Kansas, Texas and Oklahoma.  According to information from the USDA, cattle on feed in the Kansas, Texas and Oklahoma area represented approximately 48% of the cattle on feed in the U.S. during fiscal year 2011.  A significant portion of USPB’s unitholders and associates are located in this area.  NBP’s third beef processing facility is located in southeastern California.  An important source of cattle for this facility is an alliance of cattle producers in Arizona and California with whom NBP has cattle supply agreements.

The close proximity of NBP’s facilities to large supplies of cattle gives its buyers the ability to visit feedlots on a regular basis, which enables NBP to develop strong working relationships with its suppliers, reduces its reliance on any one cattle supplier and lowers in-bound transportation costs.

Modern and Efficient Facilities.  NBP has invested more than $478.2 million from the beginning of fiscal year 2001 through the end of fiscal year 2011 to expand its operations, modernize and increase the capacity of its facilities, and increase its ability to produce and sell higher margin, value-added products.  NBP believes its beef processing facilities in Dodge City, Kansas and Liberal, Kansas are among the largest, most modern and efficient processing facilities in the U.S. With the acquisition of the Brawley, California plant in June 2006, NBP expanded its daily processing capacity to approximately 14,000 cattle per day and gained a strategic location to access more efficiently western U.S. and Asian export markets.  NBP’s two case-ready facilities in Hummels Wharf, Pennsylvania and Moultrie, Georgia, which began operating in 2001, are outfitted with state-of-the-art processing and packaging equipment that allows NBP to serve key customers in high density population centers in the Eastern U.S.  NBP is in the process of an expansion project (budgeted at approximately $28.9 million) at its tannery in St. Joseph, Missouri, which is expected to be completed in 2012.  This project, which was contemplated as part of the acquisition plan for the tannery assets in March 2009, is designed to increase the capacity and product capabilities of the tannery facility.  NBP believes this facility will be one of the largest and most efficient wet blue processing plants in the world once this expansion is completed.

Customer and Channel Diversification.  NBP has a diversified sales mix across distribution channels and customers.  This approach provides multiple avenues of potential growth and reduces its dependence on any one market or customer.  NBP sells its products to retailers, food service providers, distributors, further processors, the U.S. military and through other channels.  Across these channels, NBP serves over 1,100 customers worldwide, which represent most major retailers and food service providers in the U.S.  In fiscal year 2011, no one customer represented more than 3% of its total net sales, other than Wal-Mart and its affiliate Sam’s Club, which together represented approximately 9% of its total net sales.  NBP’s top 10 customers represented approximately 30% of its total net sales in fiscal year 2011.

Export products provide NBP with geographic diversification and reduce its reliance on the U.S. market.  Of NBP’s export sales for fiscal year 2011, approximately 56% were meat and offal products.  The balance was hides and other by-products, which are not generally subject to animal health, food safety or political risks.

Disciplined Financial Management.  NBP’s indebtedness of $360.4 million as of August 27, 2011 represents approximately 1.1 times its earnings before interest, taxes, depreciation and amortization (EBITDA) for the 52 weeks ended August 27, 2011 (EBITDA is calculated in a substantially similar manner under NBP’s amended and restated credit facility (Credit Facility)).  This relatively low leverage provides NBP with significant operating and financial flexibility to respond to market conditions and to capitalize on business opportunities.  A core aspect of NBP’s disciplined approach to financial management is its proprietary management information systems that enable it to make data driven, analytical decisions to operate efficiently, allocate capital prudently and manage risk.

Experienced Management Team and Workforce with Entrepreneurial Company Culture.  NBP is led by an experienced management team.  Timothy M. Klein, its President and Chief Executive Officer, has more than 31 years of experience in the beef processing industry and is a founding member and significant owner of NBP.  The rest of NBP’s executive management team has, on average, over 25 years of industry experience and over 13 years with NBP.  NBP believes its entrepreneurial company culture, advancement opportunities, benefits, training programs and employee safety policies contribute to relatively low employee turnover rates.  Its entrepreneurial culture is evidenced by its record of growth, emphasis on individual employee accountability and company-wide focus on profitability.  NBP has never experienced a work stoppage at any of its facilities.

NBP’s Business Strategy

Expand Sales of Value-Added Products.  NBP’s value-added sales grew to approximately $2,482.2 million in fiscal year 2011 from approximately $595.2 million in fiscal year 2002, representing a compound annual growth rate of approximately 17%.  NBP intends to continue expanding sales of value-added products by increasing its penetration with existing customers, targeting new customers that are well-suited for its value-added programs and expanding the number of value-added products NBP offers.  NBP believes that the investments it has already made in its value-added business, including in retail merchandising expertise, customer service and fulfillment capabilities and operational/processing technologies, along with its differentiated cattle supply chain, position it well to capitalize on this strategy.  For example, NBP has been a leader in establishing the case-ready market, and believes its experience will enable it to benefit from increased customer interest in the advantages case-ready products provide, such as reducing labor costs and workplace injuries associated with slicing beef, reducing food safety risks and shifting the square footage currently used by ‘‘back-of-the-store’’ portioning and packaging to higher profit uses.  In addition to beef products, NBP’s value-added initiatives also include its wet blue tanning business.  NBP is in the process of expanding its tanning operation, which is expected to be completed in 2012.  When the project is completed, NBP expects to be able to process nearly all of the hides it produces at its Kansas beef processing plants.

Pursue Additional Export Opportunities.  NBP believes international markets present a significant growth and profit opportunity.  NBP believes protein demand will increase in the long term due to rising living standards and a growing middle class in developing countries.  As a leading producer of beef products, NBP believes it is well-positioned to serve this growing global demand.  According to export data from PIERS, NBP is currently the largest exporter of chilled beef produced in the U.S. to Japan.  South Korea is another significant market for U.S. beef, and NBP believes it can leverage its existing relationships to grow its business there.  Although the margins NBP realizes on export sales can vary significantly by product and market, on average NBP currently realizes higher margins on export sales than on domestic sales.

Maintain Highly Disciplined Approach to Acquisitions and Capital Expenditures.  NBP’s management team has a history of following a disciplined approach to capital investment.  NBP has effectively executed and integrated several acquisitions in core and complementary businesses, as well as numerous capital expenditure initiatives.  NBP believes the success of these activities is reflected in its rates of return on invested capital.  NBP plans to continue to pursue opportunities that generate attractive returns on invested capital.

Continuing Focus on Margin Expansion.  NBP’s operating philosophy is to seek to maximize its profits on all cattle it processes regardless of prevailing commodity prices or stage of the cattle cycle.  NBP endeavors to accomplish this through management actions, such as reduction of operating costs, increasing price realization across the entire carcass and improving product yields.  NBP believes its proprietary management information systems allow it to more accurately measure costs and yields against relevant benchmarks and to make better processing decisions with respect to the cattle it procures in order to increase profitability.

Industry Overview

Beef products represent the largest segment of the U.S. meat industry based on retail sales and the U.S. is the largest producer of beef in the world, producing approximately 26.4 billion pounds of beef in calendar year 2010.  According to the USDA, beef consumption in the United States increased from approximately 24.3 billion pounds in 1992 to approximately 26.4 billion pounds in calendar year 2010, representing a compound annual growth rate of 0.5%.

Beef production, from the birth of the animal through the delivery of beef products to the end customer, is comprised of two primary segments: production and processing.  The production segment raises cattle for slaughter and the processing segment slaughters cattle and packages beef for delivery to customers.  Beef processors seek to procure cattle through multiple methods, including spot market purchases and a variety of contractual arrangements.  The owners of the cattle bear the cost of feeding the cattle to the appropriate market weights and have direct financial exposure to the volatility in grain and other input costs.  Beef processors are primarily ‘‘spread’’ operators, earning margin between the price they realize for their products and the cost of procuring and processing the cattle.

The domestic beef industry is characterized by prices that change daily based on seasonal consumption patterns and overall supply and demand for beef and other proteins in the U.S. and abroad.  In general, domestic and worldwide consumer demand for beef products determines beef processors’ long-term demand for cattle.  In order to operate profitably, beef processors seek to acquire cattle at the lowest possible cost and to minimize processing costs by optimizing plant utilization and minimizing the cost of packaging and other input costs.  Cattle prices vary seasonally and are affected by cattle inventory levels, weather and other factors.  In addition to seasonal factors, cattle prices are impacted by the longer term nature of the cattle cycle.  Cattle supply in the beef industry typically follows a ten to twelve year cycle, consisting of about six to seven years of expansion followed by one to two years of consolidation and three to four years of contraction.  This cycle is unique to cattle among major protein sources as other animals (such as hogs and chickens) can generate multiple offspring and have shorter incubation periods.

During the past few decades, consumer demand for beef products in the U.S. has generally grown in line with population growth, which is a key driver of aggregate demand.  We believe consumer demand for U.S. exports in international markets is driven not only by population growth, but also by economic growth.  As international consumers’ economic circumstances improve, they increasingly shift their diets to protein.  The ability of the U.S. beef industry to supply the growing international demand has been hindered in certain international markets following the discovery, in 2003 and 2004, of isolated cases of Bovine Spongiform Encephalopathy (BSE) (also commonly referred to as mad cow disease), which resulted in the temporary closing of those markets to U.S. beef.  Industry-wide export sales, however, have been increasing from 2004 through mid-2010, trending toward their pre-2003 levels.

In recent years, one U.S. beef processor eliminated approximately two million head per year of slaughter capacity in four plants.  These eliminations represented a reduction of approximately 7% of total U.S. industry-wide capacity based on information from Cattle Buyers Weekly, an industry publication, and have helped improve the supply/demand balance of beef in the U.S. and export markets.  We currently do not expect the industry to experience a material increase in capacity for the foreseeable future.

Competition

The beef processing industry is highly competitive.  Competition exists both in the purchase of live cattle, as well as in the sale of beef products.  NBP’s products compete with a large number of other protein sources, including pork and poultry, but NBP’s principal competition comes from other beef processors, including Tyson Foods, Inc., Cargill Meat Solutions, and JBS USA LLC.  NBP management believes the principal competitive factors in the beef processing industry are price, quality, food safety, customer service, product distribution, technological innovations and brand loyalty.  In particular, NBP focuses on quality, food safety, customer service and the offering of value-added programs on an ongoing basis.  Some of NBP’s competitors have substantially larger beef operations, greater financial and other resources and wider recognition for their consumer branded products than NBP.

Regulation

NBP’s operations are subject to extensive regulation by the USDA, the Grain Inspection Packers and Stockyards Administration (GIPSA), the Food and Drug Administration (FDA), the U.S. Environmental Protection Agency (EPA) and other state, local and foreign authorities regarding the processing, packaging, storage, distribution, advertising and labeling of its products, including food safety standards.  Recently, the food safety practices and procedures in the beef processing industry have been subject to more intense scrutiny and oversight by the USDA.  For example, on January 12, 2004, Food Safety and Inspection Service (FSIS) published an interim final rule on Specified Risk Materials (SRMs) and requirements for non-ambulatory disabled cattle due to the finding of BSE in routine testing.  NBP immediately implemented the appropriate programs/policies to ensure compliance with FSIS rules.  FSIS published a final rule on July 13, 2007, making permanent the interim regulations issued in January 2004 that prohibits the slaughter of non-ambulatory disabled cattle, requires the description and removal of SRMs that are considered to be inedible, and restricts the use of captive bolt stunners that deliberately inject compressed air into the cranium of an animal.  NBP works closely with the USDA and other regulatory agencies to help ensure its operations comply with all applicable food safety laws and regulations.

NBP’s domestic operations are subject to the Packers and Stockyards Act of 1921 (PSA).  This statute generally prohibits meat packers in the livestock industry from engaging in certain practices including violations of the PSA’s prompt payment provisions.  In general (unless otherwise agreed in writing by NBP’s livestock suppliers), this statute requires NBP to make full payment for livestock purchases in the case of cash sales before the close of the next business day following the purchase and transfer of possession of the livestock it purchases, or, in the case of a cash purchase on a carcass or ‘‘grade and yield’’ basis, that NBP make full payment of the purchase price not later than the close of the first business day following determination of the purchase price.  Any delay or attempt to delay payment as required by the PSA will be deemed an unfair practice in violation of the statute.  Under the PSA, NBP must hold in trust for the benefit of its unpaid livestock suppliers all livestock it purchases in cash sales (as well as all inventories of, or receivables for or proceeds from, meat, meat food products or livestock products derived from these cash sales) until the sellers have received full payment.  As of August 27, 2011, NBP has secured a bond of $35.9 million to satisfy these requirements.

On June 22, 2010, GIPSA published a proposed rule that would add new regulations under the PSA.  Among other things, the proposed rule would eliminate the requirement that GIPSA or livestock producers demonstrate competitive harm to prove violations of Sections 202(a) and 202(b) of the PSA, which sections limit unfair, unjustly discriminatory or deceptive practices and undue or unreasonable preferences or advantages in livestock purchasing practices.  Elimination of this requirement could have a significant impact on cattle procurement and marketing practices in the beef processing industry. In particular, it could impair NBP’s ability to pay premiums for cattle that meet the quality standards for NBP’s value-added or export programs, thus affecting how NBP (i) procures cattle for those programs and (ii) processes and markets value-added and exported products. NBP cannot predict whether the proposed rule or some modified rule will be adopted or the extent of the effect of any such rule on the beef processing industry or on NBP’s operations or financial results.

NBP’s Dodge City, Kansas and Liberal, Kansas facilities are subject to Title V permitting pursuant to the federal Clean Air Act and the Kansas Air Quality Act and implementing regulations.  These permits expired on January 25, 2010, but were administratively extended pending renewal by the Kansas Department of Health and Environment (KDHE) of NBP’s renewal applications.  The Brawley and St. Joseph plants are subject to secondary air permits which are in place.  The Moultrie and Hummels Wharf plants are subject only to certain reporting requirements.  NBP’s Dodge City, Liberal, Hummels Wharf, Moultrie and Brawley, facilities are subject to Clean Air Act Risk Management Plan requirements relating to the use of ammonia as a refrigerant.  In February 2010, KDHE requested the Liberal plant submit a construction permit application and a ‘‘Best Available Control Technology’’ (BACT) analysis for a bone dryer that was installed in the Liberal plant in 1981 by a prior owner of the Liberal plant.  NBP has completed the BACT analysis and has submitted a construction permit for the bone dryer pursuant to KDHE’s request.

All of NBP’s plants are indirect dischargers of wastewater to publicly-owned treatment works and are subject to requirements under the federal Clean Water Act and corresponding state laws and implementing municipal laws as well as agreements or permits with municipal or county authorities.  NBP has an agreement with the City of Liberal for wastewater and storm water treatment and are working with the City regarding expansion of the City’s treatment facilities to address new and more stringent discharge requirements that will apply to the City’s discharge in the context of the renewal of the City’s discharge permit.  Depending upon the ultimate cost of the required upgrade, there may be significant expenditures associated with the expansion of the City’s treatment facilities.  NBP has an agreement with the City of Moultrie and The Joint Development Authority of Brooks, Colquitt, Grady, Mitchell and Thomas Counties for treatment of wastewater from the Moultrie plant, and has a pretreatment permit from the City of Moultrie for treatment of wastewater from the Moultrie plant.  This permit was reissued in March 2010, and NBP is making the capital improvements needed to meet new phosphorus limits that are in the reissued permit.  Estimated capital expenditures associated with the treatment of phosphorus in NBP’s wastewater at Moultrie are estimated at approximately $3.0 million, of which approximately $2.7 million was spent during fiscal years 2010 and 2011, with the remaining included in NBP’s fiscal year 2012 capital expenditure budget.  NBP has upgraded its treatment facilities at the Brawley plant to provide treatment that meets the ammonia requirements of the Brawley City Ordinance and is in the process of making improvements that will allow it to consistently meet the total suspended solids limits in such Ordinance.  The City of Brawley is in the process of upgrading its publicly-owned treatment works in order to comply with its direct discharge permit, including requirements for ammonia and nutrient controls.

Storm water discharges from NBP’s plants are regulated pursuant to general permits issued by the respective states with the exception of Missouri which does not have a general permit program available to the St. Joseph tannery.  The Missouri Department of Natural Resources made a comprehensive storm water inspection at the tannery in April-May 2009 and in an inspection report and Notice of Violation requested that the plant submit an application for storm water discharges which previously had been determined to be discharged to the City publicly-owned treatment works and, thus, not requiring a permit.  NBP submitted the requested permit application in November 2009.

NBP’s Dodge City, Liberal, Hummels Wharf, and St. Joseph plants are supplied by water from supply wells on its property.  NBP purchases water from the City of Moultrie and the City of Brawley and some water is purchased from the City of St. Joseph, all pursuant to municipal water rate structures.  NBP has purchased irrigation water rights for the majority of water needed at the Dodge City plant, which originally were governed by renewable term permits.  NBP has since converted the renewable term permits into certificates of appropriation.  NBP holds public water supply permits allowing it to supply potable water to its employees at its Dodge City, Kansas and Liberal, Kansas facilities.  The public water supply permits do not have expiration dates.

All of NBP’s facilities generate solid wastestreams, including small quantities of hazardous wastes.  While NBP is subject to laws that provide for strict, and in certain circumstances joint and several, liability for remediation of hazardous substances at contaminated sites, which could include current or former facilities or other sites where wastes NBP generated have been disposed, NBP has not received any demands nor are they aware that they have any liability at such sites under the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund, or state counterparts.

NBP’s plants are subject to community right to know reporting requirements under the Superfund Amendments and Reauthorization Act of 1986, which requires yearly filings as to the substances used on the plant premises.  NBP also reports accidental releases of hazardous substances pursuant to the Superfund law and amendments and state law counterparts.

In fiscal year 2011, NBP incurred expenses of approximately $4.1 million in environmentally-related capital expenditures, of which approximately $1.1 million was spent for wastewater improvements at its Moultrie plant.

In addition to the environmental matters discussed above, from time to time NBP receives notices from regulatory authorities and others asserting that it is not in compliance with some laws and regulations.  In some instances, litigation ensues.

Employees

As of August 27, 2011, NBP had approximately 9,100 employees, of which approximately 44% are represented by collective bargaining agreements.  Approximately 2,800 employees at the Liberal, Kansas facility are represented by the United Food and Commercial Workers International Union (“UFCWU”) under a collective bargaining agreement scheduled to expire on December 16, 2012.  Approximately 1,100 employees at the Brawley, California facility are jointly represented by the United Food and Commercial Workers International Union and the Teamsters International Union under a collective bargaining agreement scheduled to expire December 8, 2013.  Approximately 90 of NBP’s employees at the St. Joseph, Missouri facility are represented by the United Cereal Workers of the United Food and Commercial Workers International Union under a collective bargaining agreement scheduled to expire on May 18, 2014.  The employees at NBP’s Dodge City, Kansas facility have voted in favor of union representation in a two day National Labor Relations Board-supervised secret ballot election.  The tally of ballots, released November 5, 2011, was in favor of representation by the UFCWU.  The union has been certified as the representative of a bargaining unit of approximately 2,600 employees in production and maintenance, shipping and receiving, grounds keeping and the warehouse.  The election was conducted on November 3, 2011 and November 4, 2011.

NBP considers its relations with its employees and the United Food and Commercial Workers International Union, the Teamsters International Union and the United Cereal Workers of the United Food and Commercial Workers International Union to be good.

Food Safety

Food safety is one of NBP’s top priorities.  NBP believes its food safety process utilizes many of the industry’s most effective intervention technologies.  These intervention technologies are coupled with NBP’s ongoing efforts to incorporate and promote ‘‘best practices’’ throughout NBP’s production process to enhance product quality and to produce safe, wholesome beef products.  NBP’s food safety system incorporates a multiple hurdle strategy that includes multiple hot water thermal pasteurization cabinets, anti-microbial washes, organic rinses, in-line steam vacuums, specific carcass trimming procedures, detailed carcass and product monitoring standard operating procedures, and a rigorous cold chain management system.  NBP supports its food safety process in each of its major processing facilities with on-site microbiological laboratories.  These on-site laboratories conduct microbial tests, monitor facility processes, test intervention efficacies, and validate that all of NBP’s processes are meeting design parameters.

Intellectual Property

NBP holds a number of trademarks and domain names it believes are material to its business and which are registered with the United States Patent and Trademark Office, including National Beef®, BioLogic® Food Safety System, Black Canyon® Angus Beef, Black Canyon® Premium Reserve, Certified Premium Beef®, Naturewell® Natural Beef, NatureSource® Natural Angus Beef, Vintage Natural Beef®, Imperial Valley® Premium Beef, Leading the Way in Quality Beef®, Royal Blue® Leather, Regal Blue Leather®, Radiant Blue Leather®, and W.E.L.L Initiatives®.  NBP has also registered the National Beef® trade name and trademark in most of the foreign countries to which it sells its products.  Currently, NBP has a number of trademark registrations pending in the U.S. and in foreign countries.  In addition to trademark protection, NBP attempts to protect its unregistered marks and other proprietary information under trade secret laws, employee and third-party non-disclosure agreements and other laws and methods of protection.  All other trademarks or trade names referred to in this report are the property of their respective owners.

Management Information Systems

NBP has developed proprietary management information systems tailored to its business processes which help enable it to make coordinated, data driven decisions and enable it to operate more profitably.  For example, NBP uses individual carcass data (including information on weight, grade and breed as well as historical information with respect to similar animals) to make decisions regarding the appropriate products to process from each carcass, taking into account current supply and demand.  Furthermore, coordinated information systems help the procurement department to anticipate the quality and quantity of cattle it needs to procure to fill sales orders in the short term, and the sales department to tailor its sales efforts to take into account changes in available supply.  NBP’s sophisticated systems also permit its sales force to readily compare orders by location to trailer capacity to reduce transportation costs by better using trailer capacity.  In addition, its management information systems at the plants have been developed to fit its operating and maintenance needs, thereby reducing training time for NBP’s employees and simplifying the work order process.

Legal Proceedings

NBP is a party to a number of other lawsuits and claims arising out of the operation of its business.  NBP’s management believes the ultimate resolution of such matters should not have a material adverse effect on its financial condition, results of operations or liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with USPB’s consolidated financial statements and related notes and other financial information attached as Appendices D to this proxy statement.  In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties.  Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed in “Risk Factors” discussed beginning on page 12 of this proxy statement, elsewhere in this proxy statement, and in reports on Form 10K filed with the Securities and Exchange Commission.

Overview

USPB was formed as a closed marketing cooperative on July 1, 1996.  Its mission is to increase the quality of beef and long-term profitability of cattle producers by creating a fully integrated producer-owned beef processing system that is a global supplier of high quality, value-added beef products responsive to consumer desires.

On December 1, 1997, the cooperative became operational by acquiring 25.4966% of FNB, a partnership owned by the cooperative and Farmland Industries, Inc. (Farmland).  The cooperative acquired an additional 3.29% partnership interest in February 1998, bringing its ownership to 28.7866% of FNB.  Farmland then owned the remaining 71.2134%.

In December 1997, FNB acquired what became a 75% interest in Kansas City Steak Company, LLC (Kansas City Steak), a portion control steak cutting operation.  In March 2003, FNB acquired National Carriers, Inc. (National Carriers), a refrigerated and livestock transportation company from Farmland.

On May 31, 2002, Farmland and four of its subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code.  FNB was not a party of these filings.  Provisions of FNB’s operating agreement and its financing agreement restricted partners’ access to FNB’s assets.  In the fourth quarter of fiscal year 2003, as a result of the acquisition of Farmland’s interest by the cooperative and others, as more fully described below, the cooperative acquired a controlling interest in the former FNB, now NBP, and the assets, liabilities and operating results of NBP are consolidated with those of USPB effective August 7, 2003.  Prior to the acquisition date, the cooperative accounted for its 28.7866% non-controlling interest in FNB under the equity method of accounting.

In connection with the cooperative’s purchase of its interest in FNB, the cooperative owned the right and was subject to the obligation to deliver cattle annually to NBP relative to: (i) USPB’s ownership in NBP and (ii) the number of cattle processed annually by NBP.  That arrangement continues following the conversion of the cooperative into the LLC.  The price received for cattle is based upon a price grid determined by USPB and NBP, which reflects current market conditions.  The cattle purchase agreement is effective as long as USPB is an owner in NBP.  Cattle delivered by USPB unitholders and associates are processed in NBP’s three processing plants.

USPB fulfills its annual obligation to deliver cattle to NBP through its unitholders and associates.  Under Uniform Cattle Delivery and Marketing Agreements, unitholders are obligated to deliver a designated number of cattle to USPB.  The original agreements were for a term of ten years; the renewal agreements carry a term of five years and have an evergreen renewal provision.  Both agreements provide for minimum quality standards, delivery variances, and termination provisions, as defined.  Cattle acquired pursuant to the agreements are delivered to NBP pursuant to the cattle purchase agreement.  Sales transactions are based upon prevailing cash market prices, and purchases are on terms no less favorable to NBP than would be obtained from an unaffiliated party.

On June 12, 2003, the cooperative entered into an agreement with Farmland to acquire all of the partnership interests in FNB held by Farmland, which approximated 71.2%.  As a result of this acquisition, the cooperative gained voting control of FNB and converted it to a limited liability company, National Beef Packing Company, LLC, under Delaware law.  These transactions (Acquisition) closed on August 6, 2003.  NBP assumed both the Uniform Delivery and Marketing Agreements and the cattle purchase agreement.  NBP continues to hold all of the same assets as its predecessor held before the consummation of the transactions, including equity in subsidiaries, except that Farmland retained a 49% interest in a NBP subsidiary National Beef aLF, LLC, which holds a 47.5% interest in aLF Ventures, LLC.  After the Acquisition, NBP holds a 24.2% interest in aLF Ventures, LLC through its 51% interest retained in National Beef aLF, LLC.

On August 18, 2004, the shareholders of U.S. Premium Beef, Ltd. approved the merger of the cooperative into a wholly-owned subsidiary, U.S. Premium Beef, Inc., a Delaware corporation.  The merger was effective on August 29, 2004.  The Delaware corporation then, in a statutory conversion authorized under Delaware law, converted into a Delaware limited liability company.  Following the effective date of the merger and the statutory conversion, the business of the cooperative was continued in the limited liability company form of business organization.  The Company was subsequently renamed U.S. Premium Beef, LLC.

Effective May 30, 2006, USPB’s majority owned subsidiary, NBP, completed the acquisition of substantially all of the assets of Brawley Beef, LLC (Brawley Beef), consisting of a state-of-the-art beef processing facility in Brawley, California pursuant to the Contribution Agreement with Brawley Beef and National Beef California, LP (NBC).  NBC is a limited partnership formed with National Carriers, Inc., a wholly-owned subsidiary of NBP, acting as its general partner.  Brawley Beef was an alliance of cattle producers in Arizona and California who supplied the beef processing facility.  The facility commenced operations in December 2001.

National Beef Leathers, LLC, a wholly owned subsidiary of NBP, purchased certain assets of a wet blue tannery located in St. Joseph, Missouri from Prime Tanning in March 2009.

NBP is one of the largest beef processing companies in the U.S., accounting for approximately 14% of the federally inspected steer and heifer slaughter during our fiscal year ended August 27, 2011, as reported by the USDA.  NBP processes, packages and delivers fresh and frozen beef and beef by-products for sale to customers in the U.S. and international markets.  NBP’s products include boxed beef, ground beef, hides, tallow and other beef and beef by-products.  In addition, NBP sells value-added beef products including branded boxed beef, case-ready beef, portion control beef, and further processed hides.  NBP markets its products to retailers, food service providers, distributors, further processors and the U.S. military.  USPB believes that its relationship with NBP is a competitive advantage within the industry and provides NBP with a consistent and dependable supply of high-quality cattle, including for processing in value-added and other programs.

NBP Results of Operations

The following table presents the historical consolidated statements of operations data for NBP for the periods indicated:

	52 weeks ended August 27, 2011	52 weeks ended August 28, 2010	52 weeks ended August 29, 2009
	(millions of dollars)
Net sales	$6,849.5	$5,807.9	$5,449.3

Costs and expenses:
Cost of sales	6,473.3	5,438.0	5,187.1
Selling, general, and administrative	52.0	49.3	43.1
Depreciation and amortization	51.2	49.6	44.4

Operating income	273.0	271.0	174.7

Other income (expense):
Interest income	—	—	0.2
Interest expense	(11.7)	(14.8)	(23.3)
Other, net	0.3	(7.3)	(6.5)
Total other expense, net:	(11.4)	(22.1)	(29.6)
Income tax expense	(2.5)	(0.9)	(0.9)
Net income	259.1	248.0	144.2
Less: Net income attributable to noncontrolling interest in:
Kansas City Steak Company, LLC	(0.6)	(0.9)	(1.3)
Net income attributable to National Beef Packing Company, LLC	$258.5	$247.1	$142.9

NBP’s net income for the fiscal year 2011 was $259.1 million compared to $248.0 million for the fiscal year 2010, an increase of $11.1 million.  Net sales were approximately $6,849.5 million for the fiscal year ended August 27, 2011 compared to approximately $5,807.9 million for the fiscal year ended August 28, 2010, an increase of approximately $1,041.6 million, or 17.9%.  The increase in net sales resulted primarily from a 16.7% increase in the net sales per head during the fiscal year ended August 27, 2011 compared to the same period in the prior year, as the demand for beef products remained strong, and price of beef products increased during the period.  Cost of sales was approximately $6,473.3 million for the fiscal year ended August 27, 2011 compared to approximately $5,438.0 million for the fiscal year ended August 28, 2010, an increase of approximately $1,035.3 million, or 19.0%.  The increase was primarily a result of an approximate 19.1% increase in average cattle prices during the period compared to the prior period.  Operating income increased $2.0 million over the prior year.  As a percent of sales, operating income was 4.0% and 4.7% for fiscal years 2011 and 2010, respectively.

NBP’s net income for the fiscal year 2010 was $248.0 million compared to $144.2 million for the fiscal year 2009, an increase of $103.8 million.  The improvement in operating income during the fiscal year ended August 28, 2010 resulted primarily from an approximate 1.5% decrease in operating costs as a percentage of net sales from the fiscal year ended August 29, 2009.  Sales increased approximately $358.6 million or 6.6% in fiscal year 2010 compared to fiscal year 2009 primarily due to an approximate 1.8% increase in the volume of cattle processed and an approximate 5.9% increase in the average sales price per head processed.  Cost of sales was approximately $5,438.0 million for fiscal year 2010 compared to $5,187.1 million in fiscal year 2009, an increase of approximately $250.9 million, or 4.8%.  The increase in cost of sales for the period resulted primarily from an approximately 1.8% increase in the volume of cattle processed during the fiscal year, and an increase of approximately 3.8% in average live cattle prices as compared to the prior fiscal year.  Operating income increased $96.3 million over the prior year.  As a percent of sales, operating income was 4.7% and 3.2% for fiscal years 2010 and 2009, respectively.

Financial Statement Accounts

Net Sales.  NBP’s net sales are generated from sales of boxed beef, case-ready beef, chilled and frozen export beef, portion control beef and beef by-products.  NBP’s net sales are affected by the volume of animals processed and the value extracted from each animal.  The value NBP extracts from cattle processed, referred to as the cut-out value, is affected by beef prices and product mix, as value-added products and export sales typically generate higher prices and operating margins.  NBP’s value-added products contribute significantly more, in terms of profits, than its traditional boxed beef products and are an important component of NBP’s profitability.  Wholesale beef prices fluctuate seasonally because of higher demand during the summer months.  Wholesale beef prices also fluctuate because of changes in supply and demand for competing proteins and other foods, as well as changes in cattle supply, which have typically followed a ten to twelve year cycle, consisting of about six to seven years of expansion followed by one to two years of consolidation and three to four years of contraction.  While we expect the supply of cattle to expand at some point in the next few years, we do not expect any growth in the near term.  In addition, beef and by-product sales are affected by the general economic environment and other factors.

Cost of Sales.  NBP’s cost of sales is comprised of the cost of livestock and plant costs such as labor, packaging, and utilities, and other facility expenses.  Total livestock costs are a function of the volume of animals processed and the price paid for each animal.  Cattle prices vary over time and are affected by production cycles, weather, feed prices and other factors that affect the supply of and demand for livestock.  Cut-out value is a measure of the sales value of a beef carcass expressed on a per hundred weight basis.  Historically, changes in cut-out values and corresponding livestock costs have been positively correlated.

Selling, General and Administrative Expenses.  Selling expenses consist primarily of salaries, trade promotions, advertising, commissions and other marketing costs.  General and administrative costs consist primarily of general management, insurance and professional expenses.

Overall Industry Outlook

Growing global demand and increases in beef exports continues to provide underlying demand support for record cattle and beef prices.  Meanwhile, drought-accelerated placements continue to keep total cattle on feed supplies above the prior year, which is expected to continue through the first quarter of 2012.  Herd liquidation in the southern plains continues to offset slight gains in other areas as the lack of any measurable moisture resulting in hay shortages keep beef cow culling very active in this very important cow-calf region.  Nationally, the U.S. cattle herd continues to shrink and is expected to keep the supply situation very supportive to cattle and beef prices through 2012 and potentially 2013.

Beef Export Markets

Export markets for U.S. beef products remain constrained since the discovery of a single case of BSE in the State of Washington in December 2003, as well as other isolated cases.  In July 2006, Japan agreed to reopen its market to U.S. beef from cattle aged 20 months and younger.  South Korea announced a provisional opening of its border to U.S. beef from animals 30 months and younger in September 2006, but subsequently closed its border again in October 2007.  South Korea reopened its border and started inspecting U.S. beef near the end of June 2008.  These constraints and uncertainties have historically had a negative impact on beef demand during the periods in which they occurred.

We cannot presently assess the full economic impact of the consequences of BSE on the U.S. beef packing industry or on our operations.  Existing or new import restrictions or additional regulatory restrictions or disruptions in domestic and foreign consumer demand for beef may have a material adverse effect on the Company’s revenues and net income.

In December 2010, the USDA announced that China has agreed to resume talks with the United States regarding beef market access and that technical talks will resume with the goal of re-opening China’s market for U.S. beef under the age of 30 months in 2011.  We cannot presently assess the full economic impact of the re-opening of China’s market to age verified beef on the U.S. beef packing industry or our operations, and there can be no assurance that such talks will occur or result in re-opening of China’s market to U.S. beef products.

In March 2011, a major earthquake followed by a tsunami hit the east coast of Japan and caused significant damage to parts of the country.  A portion of our export sales are delivered to Japan, and while we cannot presently assess the full long-term economic impact of the earthquake and tsunami on our operations, so far there have been few interruptions.

Critical Accounting Policies and Estimates

The following discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.  On an ongoing basis, management evaluates and revises its estimates based on historical experience and other assumptions we believe are reasonable under the circumstances.  Actual results may differ from those estimates.  Changes in our estimates could materially affect our results of operations and financial condition for any particular period.  Our fiscal year ends on the last Saturday in August.  We believe our most critical accounting policies are as follows:

Accounting for Investment in NBP.  In accordance with accounting principles generally accepted in the U.S., NBP’s financial position and results of operations are consolidated into our financial statements and all transactions between the two companies are eliminated in the consolidation.  A non-controlling interest is presented which represents the earnings of NBP attributable to those holding a non-controlling interest in NBP.

Allowance for Returns and Doubtful Accounts.  The allowance for returns and doubtful accounts reflects reserves for customer receivables to reduce receivables to amounts expected to be collected.  Management uses significant judgment in estimating uncollectible amounts.  In estimating uncollectible amounts, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical customer performance, and anticipated customer performance.  Specific accounts are also reviewed for collectability.  While management believes these processes effectively address its exposure to doubtful accounts, changes in the economy, industry or specific customer conditions may require adjustment to the recorded allowance for doubtful accounts.  Management uses significant judgment in estimating amounts expected to be returned.  Management considers factors such as historical performance and customer conditions in estimating return amounts.

Inventory Valuation.  Inventories consist primarily of meat products and supplies.  Product inventories are considered commodities and are based on quoted commodity prices, which approximate net realizable value.  Supply and other inventories are valued on the basis of first-in, first-out, specific or average cost methods.  Product inventories are relieved from inventory utilizing the first-in, first-out method.  Management periodically reviews inventory balances and purchase commitments to estimate if inventories will be sold at amounts (net of estimated selling costs) less than their carrying amounts.  If actual results differ from management estimates with respect to the selling of inventories at amounts less than their carrying amounts, NBP would adjust its inventory balances accordingly.

Goodwill and Other Intangible Assets.  We recognize excess cost over the fair value of the net tangible and identifiable intangible assets acquired in a reporting unit, and record this excess as goodwill.  We calculate the fair value of the applicable reporting unit using estimates of future cash flows.  In accordance with the provisions included within Intangibles — Goodwill and Other under ASC 350, we assess goodwill and other indefinite life intangible assets annually for impairment.  If there is impairment, the carrying amount of goodwill and other intangible assets is written down to the implied fair value.  For goodwill, this test involves comparing the fair value of each reporting unit to the unit’s book value to determine if any impairment exists.  Goodwill and other indefinite life intangible assets were tested for impairment, and, as of August 27, 2011, management determined there was no impairment.

Workers’ Compensation Accrual.  NBP incurs certain expenses associated with workers’ compensation.  In order to measure the expense associated with these costs, management must make a variety of estimates including employee accidents incurred but not yet reported.  The estimates used by management are based on NBP’s historical experience as well as current facts and circumstances.

Automobile Liability Accrual.  NBP incurs certain expenses associated with automobile liability.  In order to measure the expense associated with these costs, management must make a variety of estimates to determine the ultimate cost to NBP related to incurred accidents.  The estimates used by management are based on NBP’s historical experience as well as current facts and circumstances.

Valuation of Non-controlling Interest.  Historically, certain of NBP’s members have had the right to require that NBP repurchase their interests.  The fair market value of those interests is classified as non-controlling interest.  At any time after certain dates, the earliest being July 31, 2010, the latest being July 31, 2011, affiliates of NBP’s President and Chief Executive Officer, Timothy M. Klein, and/or NBPCo Holdings, Inc. have the right to require that NBP repurchase their interests, the value of which is to be determined by a specified formula or a mutually agreed process.  If NBP is unable to effect the repurchase within a specified time, the requesting member(s) have the right to cause a sale process to commence.  On April 13, 2009, NBP entered into two Unit Redemption Agreements (Unit Redemption Agreements) pursuant to Section 12.5 of NBP’s limited liability company agreement to redeem at agreed upon redemption prices all of the membership interests in NBP that were owned or controlled by NBP’s former Chief Executive Officer, John R. Miller, and an affiliate of NBP’s former General Counsel, Scott H. Smith, as well as 25% of the membership interests in NBP that were owned by affiliates of Mr. Klein.  As a result, Mr. Miller and Mr. Smith and their affiliates received approximately $91.3 million and $22.8 million, respectively, for their units and are no longer members of NBP.  Mr. Klein’s affiliates received approximately $11.4 million for their redeemed units.  On June 2, 2010, NBP entered into a Unit Redemption Agreement to redeem at agreed upon redemption prices approximately 5% of the membership interests in NBP that were owned by Mr. Klein’s affiliates.  As a result, Mr. Klein’s affiliates received $8.0 million for their redeemed units.

At August 27, 2011, the value of the non-controlling interest in NBP was determined to be $351.1 million, which was equal to its carrying value.  The total value of the non-controlling interest in NBP at August 27, 2011 increased by approximately $53.8 million through valuation changes compared to the value at August 28, 2010, resulting in the $351.1 million carrying value, as reflected in the accompanying consolidated balance sheet as of August 27, 2011.  Offsetting the change in the value of the non-controlling interest in NBP is a corresponding change in the members’ capital.

Generally accepted accounting principles require NBP to determine the fair value of the non-controlling interest in NBP at the end of each reporting period.  As the latest redemption period discussed above, was in July 2011, the carrying value of the non-controlling interest in NBP is equal to its fair value.  Management has considered previous redemption prices, valuations of peer companies and other factors in measuring the fair value of the non-controlling interest in NBP for units held by NBPCo Holdings, Inc. as of August 27, 2011.  The non-controlling interest in NBP held by Mr. Klein’s affiliates as of August 27, 2011 was valued based upon a contractually stipulated valuation formula.

New Accounting Policies

In May 2011, the Financial Accounting Standards Board (FASB), issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS under ASU 2011 04, or ASU 2011 04.  ASU 2011 04 amends ASC 820, Fair Value Measurements (“ASC 820”), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S.  GAAP and International Financial Reporting Standards.  ASU 2011 04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements.  ASU 2011 04 will be effective for the Company’s third quarter of fiscal year 2012.  The amendments in ASU 2011 04 are to be applied prospectively.  The adoption of ASU 2011 04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued Presentation of Comprehensive Income under ASU 2011 05 or ASU 2011 05.  ASU 2011 05 requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements.  ASU 2011 05 will be effective for the Company’s first quarter of fiscal year 2013.  The adoption of ASU 2011 05 is not expected to have a material effect on the Company’s condensed consolidated financial statements, but may require a change in the presentation of the Company’s comprehensive income from the statement of capital shares and equities, where it is currently disclosed, to the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements.  The amendments in ASU 2011 05 are to be applied retrospectively.  The adoption of ASU 2011 05 is not expected to have a material effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued Testing Goodwill for Impairment under ASU 2011-08, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities with the option of performing a qualitative assessment to determine whether impairment testing is necessary.  The revised standard will be effective for annual and interim goodwill impairment tests performed beginning in the first quarter of fiscal year 2013, with early adoption permitted under certain circumstances.  The Company is currently evaluating options related to early adoption.

Results of Operations

The following table shows consolidated statements of operations data for the periods indicated:

	52 weeks ended August 27, 2011	52 weeks ended August 28, 2010	52 weeks ended August 29, 2009
	(millions of dollars)
Net sales	$6,849.5	$5,807.9	$5,449.3

Costs and expenses:
Cost of sales	6,473.3	5,438.0	5,187.1
Selling, general, and administrative	60.7	55.5	49.1
Depreciation and amortization	54.6	53.0	45.7
Operating income	260.9	261.4	167.4

Other income (expense):
Interest income	—	—	0.3
Interest expense	(11.7)	(14.9)	(23.6)
Termination fee	—	—	14.6
Other, net	0.3	(7.3)	(6.4)
Total other expense, net	(11.4)	(22.2)	(15.1)
Income tax expense	(2.6)	(0.9)	(1.0)
Net income	246.9	238.3	151.3
Less: Net income attributable to noncontrolling interest in:
Kansas City Steak Company, LLC	(0.6)	(1.0)	(1.3)
National Beef Packing Company, LLC	(79.0)	(76.5)	(50.0)
Net income attributable to U.S. Premium Beef, LLC	$167.6	$160.9	$100.0

The results of operations of NBP for the fiscal years ending August 27, 2011, August 28, 2010, and August 29, 2009 are consolidated in the respective periods and transactions between USPB and NBP have been eliminated.

Fiscal Year Ending August 27, 2011 compared to August 28, 2010

Net Sales.  Net sales were approximately $6,849.5 million for the fiscal year ended August 27, 2011 compared to approximately $5,807.9 million for the fiscal year ended August 28, 2010, an increase of approximately $1,041.6 million, or 17.9%.  The increase in net sales resulted primarily from a 16.7% increase in the net sales per head during the fiscal year ended August 27, 2011 compared to the same period in the prior year, as the demand for beef products remained strong, and price of beef products increased during the period.

Cost of Sales.  Cost of sales was approximately $6,473.3 million for the fiscal year ended August 27, 2011 compared to approximately $5,438.0 million for the fiscal year ended August 28, 2010, an increase of approximately $1,035.3 million, or 19.0%.  The increase was primarily a result of an approximately 19.1% increase in average cattle prices during the period compared to the prior period.  Cost of sales, as a percentage of net sales, was 94.5% and 93.6% for fiscal years 2011 and 2010, respectively.

Selling, General, and Administrative Expenses.  Selling, general and administrative expenses were approximately $60.7 million for the fiscal year ended August 27, 2011 compared to approximately $55.5 million for the fiscal year ended August 28, 2010, an increase of approximately $5.2 million, or 9.4%.  This increase is primarily the result of an approximate $2.2 million increase in compensation expense on phantom options, $1.9 million increase in salaries, and approximately $1.0 million increase in travel related expenditures, offset by an approximate $0.8 million reduction in bad debt expense.  Selling, general and administrative expenses, as a percentage of net sales, were 0.9% and 1.0% in fiscal years 2011 and 2010, respectively.

Depreciation and Amortization Expense.  Depreciation and amortization expenses were approximately $54.6 million for the fiscal year ended August 27, 2011 compared to approximately $53.0 million for the fiscal year ended August 28, 2010, an increase of approximately $1.6 million, or 3.0%.  Depreciation expense increased due to assets being placed into service during fiscal year 2011, primarily at our three beef plants and two case ready plants.

Operating Income.  Operating income was approximately $260.9 million for the fiscal year ended August 27, 2011 compared to operating income of approximately $261.4 million for the fiscal year ended August 28, 2010, a decrease of approximately $0.5 million.  Operating income, as a percentage of net sales, was 3.8% and 4.5% for fiscal years 2011 and 2010, respectively.

Interest Expense.  Interest expense was $11.7 million for fiscal year 2011 compared to $14.9 million for fiscal year 2010, a decrease of $3.2 million, or 21.5%.  The decrease in interest expense during fiscal year 2011 as compared to the fiscal year 2010 was due primarily to a decrease of approximately 1.39% of the average daily interest rate during the period.

Other, net.  Other, net non-operating income was $0.3 million in the fiscal year ended August 27, 2011 compared to other, net non-operating expense of $7.3 million in the fiscal year ended August 28, 2010, an increase of $7.6 million.  Other non-operating income, net for fiscal year 2011 primarily includes approximately $1.5 million of income related to gains on the sale of fixed assets, which was partially offset by $0.8 million in expenses related to an abandoned IPO effort.  Other non-operating expense, net for fiscal year 2010 primarily includes approximately $2.4 million related to tannery litigation and approximately $2.2 million related to an abandoned IPO effort.  In addition, other non-operating expense, net includes approximately $3.3 million accrued for a potential settlement of a dispute with the city of Dodge City, Kansas pertaining to the transfer of certain water rights.

Income Tax Expense.  Income tax expense was $2.6 million for the fiscal year ended August 27, 2011 compared to income tax expense of $0.9 million for the same period of fiscal year 2010, an increase of $1.7 million resulting from an increase in taxable income at NCI.  Income tax expense is recorded on taxable income from NCI, which is organized as a C Corporation, and the apportioned taxable income of NBP by certain states which impose privilege taxes.

Net Income.  As a result of the factors described above, net income for fiscal year 2011 was approximately $246.9 million compared to net income of approximately $238.4 million for fiscal year 2010, an increase of approximately $8.5 million.

Net Income Attributable to Non-controlling Interest in NBP.  Non-controlling interest in the net income of NBP for fiscal year 2011 was $78.7 million compared to non-controlling interest in the net income of NBP for fiscal year 2010 of $76.5 million, an increase of $2.2 million. The non-controlling interest in NBP represents the minority owners’ interest in NBP’s earnings.

Net Income Attributable to USPB.  Net income attributable to USPB for fiscal year 2011 was $167.6 million compared to net income attributable to USPB of $160.9 million for fiscal year 2010, an increase of $6.7 million.

Fiscal Year Ending August 28, 2010 compared to August 29, 2009

Net Sales.  Net sales increased approximately $358.6 million, or 6.6%, to $5,807.9 million in fiscal year 2010 compared to $5,449.3 million in fiscal year 2009 primarily due to an approximate 1.8% increase in the volume of cattle processed and an approximate 5.9% increase in the average sales price per head processed.

Cost of Sales.  Cost of sales was approximately $5,438.0 million for fiscal year 2010 compared to $5,187.1 million in fiscal year 2009, an increase of approximately $250.9 million, or 4.8%.  The increase in cost of sales for the period resulted primarily from an approximately 1.8% increase in the volume of cattle processed during the fiscal year, and an increase of approximately 3.8% in average live cattle prices as compared to the prior fiscal year.  Cost of sales, as a percentage of net sales, was 93.6% and 95.2% for fiscal years 2010 and 2009, respectively.

Selling, General, and Administrative Expenses.  Selling, general, and administrative expenses were $55.5 million for the year ended August 28, 2010 compared to $49.1 million for the fiscal year ended August 29, 2009, an increase of approximately $6.4 million, or 13.0%.  The increase for the period is primarily attributable to an increase in bad debt expense of approximately $1.7 million, increase in legal expenses of $1.7 million, increase in consulting of approximately $1.3 million, increase in marketing of approximately $1.3 million and an increase in travel related expense of approximately $0.6 million.  Selling, general, and administrative expenses, as a percentage of net sales, were 1.0% and 0.9% for the fiscal years 2010 and 2009, respectively.

Depreciation and Amortization Expense.  Depreciation and amortization expenses were approximately $53.0 million in fiscal year 2010 compared to $45.7 million in fiscal year 2009, an increase of approximately $7.3 million, or 16.0%.  Depreciation expense increased due to approximately $36.7 million of assets being placed in service, primarily at our three beef plants and two case ready plants, during fiscal year 2010 and as a result of depreciation and amortization expenses associated with the step up in assets that occurred as a result of the purchase of minority interests in April 2009.

Operating Income.  Operating income was $261.4 million for fiscal year 2010, an increase of $94.0 million, or 56.2%, from $167.4 million in fiscal year 2009.  Operating income, as a percentage of net sales, was 4.5% and 3.1% for fiscal years 2010 and 2009, respectively.  The increase in operating income for the fiscal year ended August 28, 2010, resulted primarily from decrease in operating costs as a percentage of net sales from the fiscal year ended August 29, 2009.

Interest Expense.  Interest expense was $14.9 million for fiscal year 2010 compared to $23.6 million for fiscal year 2010, a decrease of $8.7 million, or 36.9%.  The decrease in interest expense during fiscal year 2010 as compared to fiscal year 2009 was due primarily to the purchase and cancellation of an aggregate principal amount of our senior notes of approximately $66.9 million during the second quarter of fiscal year 2010.

Termination Fee.  A termination fee in the amount of $14.6 million was received in fiscal year 2009 as a result of the termination of the Membership Interest Purchase Agreement dated February 29, 2008, between and among USPB, NBP, JBS S.A. (JBS), and the other holders of membership interests in NBP (MIPA).

Other, net.  Other, net non-operating expense was $7.3 million in fiscal year 2010 compared to other, net non-operating expense of $6.4 million in fiscal year 2009, an increase of $0.9 million, or 14.1%.

Income Tax Expense.  Income tax expense was $0.9 million for fiscal year 2010 as compared to $1.0 million for fiscal year 2009.  Income tax expense is recorded on taxable income from National Carriers, Inc. (NCI), which is organized as a C Corporation.  The effective tax rate for NCI was relatively consistent for both fiscal years 2010 and 2009.

Net Income.  As a result of the factors described above, net income for fiscal year 2010 was approximately $238.3 million compared to net income of approximately $151.3 million for fiscal year 2009, an increase of approximately $87.0 million.

Net Income Attributable to Non-controlling Interest in NBP.  Non-controlling interest in the net income of NBP for fiscal year 2010 was $76.5 million compared to non-controlling interest in the net income for fiscal year 2009 of $50.0 million, a change of $26.5 million.  The non-controlling interest in NBP represents the minority owners’ interest in NBP’s earnings.

Net Income Attributable to USPB.  Net income attributable to USPB for fiscal year 2010 was $160.9 million compared to net income attributable to USPB of $100.0 million for fiscal year 2009, an increase of $60.9 million.

Liquidity and Capital Resources

As of August 27, 2011, we had net working capital (the excess of current assets over current liabilities) of approximately $272.7 million, which included cash and cash equivalents of $78.6 million, with $8.2 million in distributions payable.  As of August 28, 2010, we had net working capital of approximately $208.6 million, which included cash and cash equivalents of $35.4 million, with $8.4 million in distributions payable.  Our primary sources of liquidity are cash flow from operations and available borrowings under NBP’s amended and restated credit facility (Credit Facility).

As of August 27, 2011, we had $360.4 million of long-term debt, of which $38.5 million was classified as a current liability.  As of August 27, 2011, NBP’s Credit Facility consisted of a $375.0 million term loan, of which $342.3 million was outstanding and a $250.0 million revolving line of credit loan, which had no outstanding borrowings, outstanding letters of credit of $24.1 million and available borrowings of $225.9 million, based on the most restrictive financial covenant calculations.  We also had a $15.0 million revolving term loan with CoBank all of which was available.  Cash flows from operations and borrowings under NBP’s Credit Facility have funded its acquisitions, working capital requirements, capital expenditures and other general corporate purposes.  NBP was in compliance with all of the financial covenants under its Credit Facility as of August 27, 2011.  USPB was in compliance with all of the financial covenants under its Master Loan Agreement as of August 27, 2011.

On July 28, 2011, USPB and CoBank entered into a Master Loan Agreement, Revolving Term Loan Supplement to the Master Loan Agreement, and Pledge Agreement.  These agreements replace the Amended and Restated Credit Agreement and Security Agreement dated June 22, 2009.

The Master Loan Agreement and the Revolving Term Loan Supplement provide for a $15 million revolving credit commitment.  That commitment carries a term of three years, maturing on June 30, 2014.  The Pledge Agreement provides CoBank with a first-priority security interest in USPB’s membership interests in, and distributions from, NBP.

Effective June 4, 2010, NBP amended and restated the Credit Facility to increase the maximum borrowings under the facility by increasing the revolving line of credit to $250 million and the availability under the term loan to $375 million ($342.3 million of which was outstanding as of August 27, 2011).  Based on the borrowing base tests in NBP’s Credit Facility, $225.9 million of the revolving line of credit was available at August 27, 2011.

On June 10, 2011, NBP’s Credit Facility was amended and restated to (1) reduce the applicable margin by up to 0.75% for “LIBOR Rate” advances and “Base Rate” advances, (2) revise the “fixed charge coverage ratio” covenant provisions to provide NBP credit of up to $30 million for maintaining net asset borrowing base levels that exceed the lenders’ aggregate credit commitments under the Credit Facility and (3) extend the maturity date of the Credit Facility to June 4, 2016.

In addition to outstanding borrowings under the Credit Facility, NBP had outstanding borrowings under industrial revenue bonds of $12.2 million and capital lease and other obligations of $5.9 million as of August 27, 2011.

Capital spending through fiscal year 2012 is expected to be approximately $75.0 million.  These expenditures are planned primarily for plant expansion (including funding a portion of the remaining expansion costs for NBP’s St. Joseph plant), equipment renewals and improvements.  NBP believes available borrowings under the Credit Facility and cash provided by operating activities will be sufficient to support its working capital, capital expenditures and debt service requirements for the foreseeable future.  NBP’s ability to generate sufficient cash, however, is subject to certain general economic, financial, industry, legislative, regulatory and other factors beyond its control.  For a review of the obligations that affect liquidity, please see the ‘‘Cash Payment Obligations’’ table below.

Operating Activities

Net cash provided by operating activities was $266.5 million in fiscal year 2011 as compared to $236.4 million in fiscal year 2010.  The $30.1 million increase was primarily due to approximately $8.5 million of additional net income in fiscal year 2011 as compared to fiscal year 2010, and an increase in the change in other assets and inventories by approximately $50.5 million and $13.8 million, respectively.  These increases were offset by a decrease in the change in accrued compensation and benefits and other accrued expenses of approximately $25.3 million and $21.0 million, respectively.

Net cash provided by operating activities was $236.4 million in fiscal year 2010 as compared to $259.3 million in fiscal year 2009.  The $22.9 million decrease was primarily due to changes in inventory and accounts receivable of approximately $74.8 million and $55.4 million, respectively, which more than offset the approximately $87.1 million in additional net income in fiscal year 2010 as compared to fiscal year 2009.

Investing Activities

Net cash used in investing activities was $63.2 million in fiscal year 2011 as compared to $48.1 million in fiscal year 2010, an increase of $15.1 million.  The increase was primarily due to an increase in capital expenditures of approximately $18.8 million during fiscal year 2011, which was offset by an increase in proceeds from the sale of property, plant and equipment of approximately $3.7 million in fiscal year 2011.

Net cash used in investing activities was $48.1 million in fiscal year 2010 as compared to $35.8 million in fiscal year 2009, an increase of $12.3 million.  The increase was primarily attributable to the receipt of the $14.6 million termination fee received by the Company related to the termination fee received in fiscal year 2009 as a result of the termination of the Membership Interest Purchase Agreement dated February 29, 2008, between and among USPB, NBP, JBS S.A., and the other holders of membership interests in NBP and approximately $8.7 million additional capital expenditures during fiscal year 2010 compared to fiscal year 2009, partially offset by the acquisition of National Beef Leathers for approximately $10.9 million during fiscal year 2009.

Financing Activities

Net cash used in financing activities was approximately $160.2 million in fiscal year 2011 compared to net cash used in financing activities of $171.7 million in fiscal year 2010.  The decrease in cash used in financing activities was primarily attributable to an approximate $119.2 million decrease in net payments on NBP’s term loan, and a $66.9 million purchase and cancellation of senior notes during fiscal year 2010.  These changes are offset by an increase in revolver payments of $24.8 million, as well as an increase in member and non-controlling interests’ distributions of approximately $143.3 million.

Net cash used in financing activities was approximately $171.7 million in fiscal year 2010 compared to net cash used in financing activities of $282.0 million in fiscal year 2009.  The decrease in cash used in financing activities was primarily attributable to an approximate $125.5 million redemption of member capital in the prior fiscal year compared to an $8.0 million redemption in the current year, an additional $47.8 million in net borrowings on the term loan, primarily related to the amended and restated Credit Facility on June 4, 2010, and approximately $32.8 million change in overdraft balances at August 28, 2010 as compared to August 29, 2009.  These decreases were partially offset by an approximate $19.6 million member capital contribution during the fiscal year ended August 29, 2009, an approximate $35.1 million increase in partnership and non-controlling interests’ distributions paid in the current year, a $25.0 million reduction in net borrowings under the revolving loan, and the purchase and cancellation of approximately $66.9 million in aggregate principal amount of NBP’s senior notes compared to the purchase and cancellation of only $62.5 million of senior notes in the prior fiscal year.

CoBank Debt

On July 28, 2011, USPB and CoBank entered into a Master Loan Agreement, Revolving Term Loan Supplement to the Master Loan Agreement, and Pledge Agreement.  These agreements replace the Amended and Restated Credit Agreement and Security Agreement dated June 22, 2009.

The Master Loan Agreement and the Revolving Term Loan Supplement provide for a $15 million revolving credit commitment.  That commitment carries a term of three years, maturing on June 30, 2014.  The Pledge Agreement provides CoBank with a first-priority security interest in USPB’s membership interests in, and distributions from, NBP.

Credit Facility

Effective as of June 4, 2010, NBP’s Credit Facility was amended and restated to: (1) increase the borrowings under the Credit Facility by providing for a term loan facility of up to $375 million and a revolving line of credit of up to $250 million; (2) reduce the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) extend the maturity date of the Credit Facility to June 4, 2015; (5) remove limitations on capital expenditures; (6) add new financial covenants regarding adjusted net worth and a fixed charge coverage ratio; and (7) add two wholly owned subsidiaries, National Beef California, LP and National Carriers, Inc., as loan parties and guarantors.  The lender financing charges for amending and restating the Credit Facility of approximately $4.2 million are being amortized over the life of the loan.

On June 10, 2011, NBP’s Credit Facility was amended and restated to (1) reduce the applicable margin by up to 0.75% for “LIBOR Rate” advances and “Base Rate” advances, (2) revise the “fixed charge coverage ratio” covenant provisions to provide NBP credit of up to $30 million for maintaining net asset borrowing base levels that exceed the lenders’ aggregate credit commitments under the Credit Facility in the calculation of the fixed charge coverage ratio, and (3) extend the maturity date of the Credit Facility to June 4, 2016.  The related financing charges of approximately $0.8 million will be amortized over the life of the loan.

The borrowings under the Credit Facility bear interest at LIBOR or the Base Rate, plus the applicable margin.  The applicable margin for the revolving line of credit and the term loan will be as set forth on a grid based on different ratios of funded debt to EBITDA.  As of August 27, 2011, the interest rate for the term loan was approximately 1.96%.

The borrowings under the revolving loan are available for NBP’s working capital requirements, capital expenditures and other general corporate purposes.  The advance rates under the borrowing base are 90% on eligible accounts and 70% on eligible inventory.  The Credit Facility is secured by a first priority lien on substantially all of NBP’s assets and the assets of its subsidiaries.

Effective as of the June 10, 2011 amendment, the principal amount outstanding under the term loan is due and payable in equal quarterly installments of approximately $9.3 million.  All outstanding loan amounts are due and payable on June 4, 2016.  Prepayment of the loans is allowed at any time.

The Credit Facility contains customary affirmative covenants relating to NBP and its subsidiaries, including, without limitation, conduct of business, maintenance of insurance, compliance with laws, maintenance of properties, keeping of books and records, and the furnishing of financial statements.  The facility also contains customary negative covenants relating to NBP and its subsidiaries, including, without limitation, restrictions on: distributions, mergers, asset sales, investments and acquisitions, encumbrances, affiliate transactions, and ERISA matters.  The ability of NBP and its subsidiaries to engage in other business, incur debt or grant liens is also restricted.

The Credit Facility contains customary events of default, including, without limitation, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, default of other indebtedness that would permit acceleration of such indebtedness, the occurrence of one or more unstayed or undischarged judgments in excess of $3.0 million, changes in custody or control of NBP’s property, changes in control of NBP, failure of any of the loan documents to remain in full force, and NBP’s failure to properly fund its employee benefit plans.  The Credit Facility also includes customary provisions protecting the lenders against increased costs or loss of yield resulting from changes in tax, reserve, capital adequacy and other requirements of law.

Industrial Revenue Bonds

Effective December 30, 2004, NBP entered into a transaction with the City of Dodge City, Kansas, designed to provide NBP property tax savings.  Under the transaction, the City issued $102.3 million in bonds due in December 2019, used the proceeds to purchase the Dodge City facility (facility) and leased the facility to NBP for an identical term under a capital lease.  NBP purchased the City’s bonds with proceeds of its term loan under the Credit Facility.  Because the City has assigned the lease to the bond trustee for the benefit of NBP as the sole bondholder, NBP effectively controls enforcement of the lease against itself.  As a result of the capital lease treatment, the facility will remain a component of property, plant and equipment in NBP’s consolidated balance sheet.  As a result of the legal right of offset, the capital lease obligation and the corresponding bond investments will be eliminated in consolidation.  The transaction provides NBP with property tax exemptions for the leased facility, that, after netting payments to the City and local school district under payment in lieu of tax agreements, result in an annual property tax savings of approximately 25%.  The facility remains subject to a prior mortgage and security interest in favor of the lenders under the Credit Facility.  Additional revenue bonds may be issued to cover the costs of certain improvements to this facility.  The total amount of revenue bonds authorized for issuance is $120.0 million.

The cities of Liberal and Dodge City, Kansas issued an aggregate of $13.8 million of industrial development revenue bonds on NBP’s behalf to fund the purchase of equipment and construction of improvements at NBP’s facilities in those cities.  These bonds were issued in 1999 and 2000 in four series of $1.0 million, $1.0 million, $6.0 million and $5.9 million and are due on demand or on February 1, 2029, March 1, 2027, March 1, 2015 and October 1, 2009, respectively.  Because each series of bonds is backed by a letter of credit under NBP’s Credit Facility, these due on demand bonds have been presented as non-current obligations until twelve months prior to their maturity.  As of August 27, 2011, the amount outstanding on the $6.0 million series of bonds had been reduced to $3.4 million and the $5.9 million series were paid at maturity on October 1, 2009.  Pursuant to a lease agreement, we lease the facilities, equipment and improvements from the respective cities and make lease payments in the amount of principal and interest due on the bonds.

The bonds issued in 1999 and 2000 are variable rate demand obligations that bear interest at a rate that is adjusted weekly, which rate will not exceed 10% per annum.  The average per annum interest rate for each series of bonds was 0.3% in fiscal year 2011.  NBP has the option to redeem a series of bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption.  The holders of the bonds have the option to tender the bonds upon seven days’ notice for an amount equal to par plus accrued interest.  To the extent the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

In connection with the Brawley Beef acquisition, NBP assumed the obligation under a Trust Indenture securing $6.8 million in California Pollution Control Financing Authority Tax-Exempt variable rate demand solid waste disposal revenue bonds dated as of October 1, 2001.  The bonds bear a rate that is adjusted weekly, which rate will not exceed 12% per annum.  The average per annum interest rate for this series of bonds for fiscal year 2011 was 0.3%.  These bonds have a maturity date of October 1, 2016.  NBP has the option to redeem all or a portion of the bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption.  The holders of the bonds have the option to tender the bonds upon seven days’ notice for an amount equal to par plus accrued interest.  To the extent the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

On December 17, 2010, National Beef Leathers, LLC (NBL), a subsidiary of NBP, entered into various agreements with the city of St. Joseph, Missouri, designed to provide NBP property tax savings.  Under the transaction, the city of St. Joseph issued $14.5 million in bonds due in December 2022, used the proceeds to purchase NBP’s equipment within the NBL facility and subsequently leased the equipment back to NBP for an identical term under a capital lease.  NBP purchased the city of St. Joseph bonds with proceeds of the term loan under the Credit Facility.  Because the city of St. Joseph has assigned the lease to the bond trustee for NBP’s benefit as the sole bondholder, NBP effectively controls enforcement of the lease against itself.  As a result of the capital lease treatment, the equipment will remain a component of property, plant and equipment in NBP’s consolidated balance sheet.  As a result of the legal right of offset, the capital lease obligation and the corresponding bond investments will be eliminated in consolidation.

Utilities Commitment

Effective December 30, 2004, NBP finalized an agreement with the City of Dodge City, Kansas, whereby in consideration of certain improvements made to the city water and wastewater systems, NBP has committed to make a series of service charge payments totaling $19.3 million over a 20 year period.  Payments of $0.8 million, $1.7 million, and $1.4 million were paid in fiscal years 2011, 2010, and 2009, respectively.  Payments under the commitment for fiscal years 2012 through 2016 will be $0.8 million per year, with the remaining balance of $6.5 million to be paid in subsequent years.

10 ½% Senior Notes

During fiscal year 2010, NBP purchased and cancelled the remaining approximately $66.9 million of its senior notes.

Cash Payment Obligations

The following table describes our cash payment obligations as of August 27, 2011 (thousands of dollars):

	Total	Fiscal Year 2012 (Year 1)	Fiscal Year 2013 (Year 2)	Fiscal Year 2014 (Year 3)	Fiscal Year 2015 (Year 4)	Fiscal Year 2016 (Year 5)	After Year 5
Term loan facility	$342,250	$37,000	$37,000	$37,000	$37,000	$194,250	$—
Interest on long-term debt(1)	$24,868	$6,506	$5,766	$5,026	$4,286	$3,284	$—
Revolving credit facility	$—	$—	$—	$—	$—	$—	$—
Industrial Revenue Bonds	$12,245	$—	$—	$—	$3,430	$—	$8,815
Capital Leases (including interest)	$6,544	$1,775	$1,745	$3,024	$—	$—	$—
City of Brawley loan	$80	$40	$40	$—	$—	$—	$—
Operating leases	$41,154	$12,866	$9,647	$8,633	$5,283	$2,008	$2,717
Purchase commitments	$17,695	$17,695	$—	$—	$—	$—	$—
Cattle commitments(2)	$73,407	$73,407	$—	$—	$—	$—	$—
Utilities commitment	$10,573	$820	$818	$816	$816	$815	$6,488
Total	$528,816	$150,109	$55,016	$54,499	$50,815	$200,357	$18,020

(1) Computed based on scheduled maturities and current effective interest rates.

(2) NBP makes a verbal commitment to cattle producers to purchase cattle about one week in advance of delivery of the live animals to its plants, with the actual price paid for the cattle determined after the cattle are delivered and inspected at its facilities. This amount approximates its outstanding cattle commitments at August 27, 2011.

Off-Balance Sheet Arrangements

As of August 27, 2011, we did not have any significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Inflation

We believe our results of operations are not materially affected by moderate changes in the inflation rate.  Inflation and changing prices did not have a material effect on our operations in fiscal years 2011, 2010, and 2009.  Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse affect on our business, financial condition and results of operations.

Seasonality and Fluctuations in Operating Results

The Company’s operating results are influenced by seasonal factors in the beef industry.  These factors affect the price NBP pays for livestock as well as the ultimate price at which NBP sells its products.  The seasonal demand for beef products is highest in the summer and spring months as weather patterns permit more outdoor activities and there is an increased demand for higher value items that are grilled, such as steaks.  Both live cattle prices and boxed beef prices tend to be at seasonal highs during the summer and fall.  Because of higher consumption, more favorable growing conditions and the housing of animals in feedlots for the winter months, there are generally more cattle available in the summer and fall.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion contains forward-looking information that involves risks and uncertainties.  Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under Disclosure Regarding Forward-Looking Statements, Item 1A. Risk Factors, and elsewhere in this report.

Market Risk Disclosures

The principal market risks affecting our business are exposure to changes in prices for commodities, such as livestock and boxed beef, and interest rate risk.

Commodities.  NBP uses various raw materials, many of which are commodities.  Raw materials are generally available from several different sources, and NBP presently believes it can obtain them as needed.  Commodities are subject to price fluctuations that may create price risk.  From time to time, NBP may hedge commodities in order to mitigate this price risk.  While this may tend to limit its ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity prices.  To the extent the contracts are not designated as normal purchases, NBP reflects commodity contract gains and losses as adjustments to the basis of underlying commodities purchased; gains or losses are recognized in the statement of operations as a component of costs of goods sold.

NBP purchases cattle for use in its processing businesses.  From time to time, NBP enters into forward purchase contracts at prices determined prior to the delivery of cattle.  The commodity price risk associated with these activities can be hedged by selling (or buying) the underlying commodity, or by using an appropriate commodity derivative instrument.  The particular hedging instrument NBP uses depends on a number of factors, including availability of appropriate derivative instruments.

NBP sells commodity beef products in its business.  Commodity beef products are subject to price fluctuations that may create price risk.  From time to time, NBP enters into forward sales contracts at prices determined prior to shipment.  NBP may hedge the commodity price risk associated with these activities in order to mitigate this price risk.  While this may tend to limit its ability to participate in gains from commodity price fluctuations, it also tends to reduce the risk of loss from changes in commodity beef prices.  To the extent the contracts are not designated as normal sales, NBP reflects commodity contract gains and losses as adjustments to the basis of underlying commodities sold; gains or losses are recognized in the statement of operations as a component of net sales.

From time to time, NBP purchases cattle futures and options contracts.  NBP’s primary use of these contracts is to partially determine its future input costs when NBP has committed forward sales purchase orders from customers at a specified fixed price.  The longest duration futures contract owned is sixteen months.  In accordance with ASC 815 Derivatives and Hedging, as amended, NBP accounts for futures contracts and their related firm purchase commitments at fair value.  Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as “normal purchases and sales” and not marked to market.  ASC 815 imposes extensive recordkeeping requirements in order to treat a derivative instrument as a hedge for accounting purposes.  Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the instrument and the related change in fair value of the underlying commitment.  For derivatives that qualify as effective hedges, the change in fair value has no net effect on earnings until the hedged transaction affects earnings.  For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

While NBP’s management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges under ASC 815 as a result of the extensive recordkeeping requirements of this statement.  Accordingly, the gains and losses associated with the change in fair value of the instrument and the offsetting gains and losses associated with changes in the market value of certain of the firm purchase commitments related to the futures contracts are recorded to income and expense in the period of change.

NBP uses a sensitivity analysis to evaluate the effect that changes in the market value of commodities will have on these commodity derivative instruments.  NBP feels the sensitivity analysis more appropriately reflects the potential market value exposure associated with the use of derivative instruments.  As of August 27, 2011 and August 28, 2010, the potential change in the fair value of applicable commodity derivatives instruments assuming a hypothetical 10% decrease in the underlying commodity price in each year, was $11.6 million and $0.3 million, respectively.

Interest Rates.  As a result of our normal borrowing and leasing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through our regular financing activities.  We generally maintain limited investments in cash and cash equivalents.

We have long-term debt with variable interest rates.  Short-term debt is primarily comprised of the current portion of long-term debt maturing twelve months from the balance sheet date.  Our variable interest expense is sensitive to changes in the general level of interest rates.  As of August 27, 2011, the weighted average interest rate on our $354.5 million of variable interest debt was approximately 1.90%.  As of August 28, 2010, the weighted average interest rate on our $240.2 million of variable rate debt was approximately 2.77%.

We had total interest expense of approximately $11.7 million, $14.9 million, and $23.6 million in fiscal years 2011, 2010, and 2009, respectively.  The estimated increase in interest expense from a hypothetical 200 basis point increase in applicable variable interest rates would have been approximately $7.4 million, $5.6 million, and $4.9 million in fiscal years 2011, 2010 and 2009, respectively.

Foreign Operations.  Transactions denominated in a currency other than an entity’s functional currency may expose that entity to currency risk.  Although NBP operates in international markets including Japan, South Korea and China, product sales are predominately made in United States dollars, and therefore, currency risks are limited.

INFORMATION ABOUT LEUCADIA NATIONAL CORPORATION

The following section provides an overview of the business and operations of LUK and its subsidiaries.  The information contained in this section is comprised of information obtained from LUK’s public filings and materials provided to the Company by LUK.  For additional information regarding LUK, we encourage you to review LUK’s applicable filings with the Securities and Exchange Commission.  Such filings can be found at www.sec.gov.

LUK is a diversified holding company engaged in a variety of businesses, including manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations.  LUK also has significant investments in the common stock of two public companies that are accounted for at fair value, one of which is a full service investment bank and the other of which is a manufacturer of copper, brass, plastics and aluminum products.  LUK owns equity interests in a variety of operating businesses and concentrates on return on investment and cash flow to maximize long-term shareholder value.  Additionally, LUK continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses.  LUK’s common stock is traded on the New York Stock Exchange; detailed information regarding LUK can be found in LUK’s filings with the Securities and Exchange Commission at www.sec.gov.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED TRANSACTION

Following is a summary of material federal income tax considerations applicable to holders of USPB linked Class A and Class B units (each, a “Holder” and collectively the “Holders”) who are “U.S. persons,” as defined below, of (i) the sale of a portion of their membership interests in NBP for cash (the “Sale”) and (ii) the distribution of cash proceeds from the Sale to the Holders.  As used in this summary, for federal income tax purposes a “U.S. person” is: a U.S. citizen or resident alien as determined under the Internal Revenue Code of 1986, as amended (the “Code”); a corporation (or other entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; an estate, the income of which is subject to federal income taxation regardless of its source; and a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

This summary is based on the Code, the regulations that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code (the “Treasury Regulations”), and judicial and administrative determinations and pronouncements, all as in effect as of the date of this summary.  These authorities are subject to change at any time and any such changes could have retroactive effect so as to alter the conclusions described in this summary.  Furthermore, all of these authorities are subject to differing interpretations.  No advance ruling has been obtained or sought from the Internal Revenue Service (the “IRS”) regarding the federal income tax consequences of the Sale.  The statements in this summary are not binding on the IRS or a court.  As a result, there can be no assurance that the tax considerations described herein will not be challenged by the IRS or sustained by a court if so challenged.

The rules governing the federal income taxation of partners and partnerships are complex, and the following discussion represents only a general summary of certain of those rules.  This summary does not address aspects of taxation other than federal income taxation.  It also does not address all aspects of federal income taxation that may apply to Holders who are subject to special rules under the Code, including, among others, Holders other than U.S. persons, persons who hold their units through entities that are partnerships or trusts for federal income tax purposes or other pass-through entities, tax-exempt organizations, financial institutions, broker-dealers, insurance companies, persons having a “functional currency” other than the U.S. Dollar, persons who received units as compensation or who hold their units as part of a straddle, wash sale, hedging, conversion or other integrated or risk reduction transaction, and certain U.S. expatriates.  In addition, this summary does not address the state, local or foreign tax considerations applicable to the Sale.

This discussion is not intended to be, and should not be construed as, tax advice to you.  The tax consequences of the transactions to you and your rights with respect thereto are based upon your particular circumstances, which may differ from those of other Holders.  Accordingly, some or all of the following discussion may not apply to your particular situation.  You are strongly urged to consult your own tax adviser with respect to the federal, state, local and foreign tax consequences of the Sale to you based upon your particular circumstances.

Amount of Gain or Loss Recognized on the Sale

Under applicable regulations, an unincorporated entity such as a limited liability company is treated as a partnership for federal income tax purposes unless the entity is considered a “publicly traded partnership” or the entity affirmatively elects to be taxed as a corporation.  USPB has not requested and will not request any ruling from the IRS with respect to its classification as a partnership not taxable as a corporation for federal income tax purposes.  USPB has not elected to be taxed as a corporation, however, and USPB believes that it should be treated as a partnership not taxable as a corporation for federal income tax purposes.  This summary assumes that USPB will be treated as a partnership not taxable as a corporation for U.S. federal income tax purposes.  As a partnership, USPB generally does not pay U.S. federal income tax.  Instead, each Holder is required to report on its U.S. federal income tax return its allocable share of the income, gain, loss and deduction of USPB.

USPB will recognize gain from the Sale in an amount equal to the excess of (1) its “amount realized” for federal income tax purposes, which equals the sum of the amount of cash consideration received (including any amounts of cash withheld), and the share of NBP’s pre-Sale liabilities attributable to the units in NBP being sold, over (2) its adjusted tax basis in the units of NBP being sold (including the basis attributable to its share of pre-Sale liabilities of NBP).  Each Holder will be required to report on its federal income tax return its allocable share of USPB’s gain from the Sale as so calculated.

The Sale will result in a termination of NBP for federal income tax purposes only under Code Section 708.  Accordingly, NBP’s taxable year will close and USPB will be allocated its share of NBP’s income, gain, loss and deduction for the period ending on the date of the Sale.  These allocations will be made in accordance with the terms of NBP’s existing Limited Liability Company Agreement, taking into account any required special allocations, including Code Section 704(c) allocations with respect to built-in gain on contributed property.  The income and gain of NBP for such period could include items of capital gain and items of ordinary income.  For purposes of calculating the gain or loss that USPB will recognize as a result of the Sale, any income or gain of NBP allocated to USPB with respect to the period prior to the Sale will increase its adjusted tax basis in its interest in NBP, and any loss or deduction of NBP allocated to USPB with respect to the period prior to the Sale will reduce its adjusted tax basis in its interest in NBP.

In addition, the losses and deductions of USPB for the taxable year that includes the date of the Sale would include any items of capital loss attributable to the payments by USPB with respect to its outstanding patronage notices.  In 2004 U.S. Premium Beef, Ltd., a Kansas cooperative (the “Cooperative”) undertook a restructuring transaction (the “Restructuring”) consisting of two steps: a statutory merger of the Cooperative into a Delaware corporation, followed by a statutory conversion of the Delaware corporation into a Delaware limited liability company (“USPB”).  As a result of the Restructuring the payment obligations of the Cooperative represented by its outstanding patronage notices became payment obligations of USPB (referred to as “patronage notices”).  For federal income tax purposes, USPB treated the Restructuring as a taxable liquidation of the Cooperative followed by a contribution by the former shareholders of the Cooperative of all of the assets and liabilities of the Cooperative to USPB.  In addition, for federal income tax purposes, USPB treated the patronage notices as reducing the aggregate value of the liquidating distribution by the amount of their aggregate fair market value at the time of the Restructuring as determined by an appraisal.  USPB will treat its payments with respect to the patronage notices as giving rise to a capital loss in an amount equal to the excess of the amounts paid with respect to the outstanding patronage notices over the adjusted tax basis of the patronage notices at the time of the Restructuring (which equaled their fair market value at that time) as determined by the appraisal.  USPB will treat its payments of the full face amounts of all outstanding patronage notices as giving rise to a capital loss in an amount equal to the difference between the amounts paid with respect to the outstanding patronage notices and the aggregate fair market value of the patronage notices at the time of the Restructuring as determined by the appraisal.  The treatment of payments by USPB with respect to the outstanding patronage notices is uncertain, however, and there can be no assurance that the position that the payments give rise to a capital loss will not be challenged by the IRS or sustained by a court if so challenged.

Each Holder will be required to report on its U.S. federal income tax return its allocable share of USPB’s income, gain, loss and deduction for the period that includes the date of the Sale.

Character of Gain or Loss Recognized on the Sale

Except as described in the following paragraphs, any gain or loss that USPB recognizes as a result of the Sale, computed as described above, generally will be capital gain or loss.  Capital gain or loss generally will be treated as long-term capital gain or loss to the extent that USPB has held its interest in NBP for more than one year.

Notwithstanding this general rule, however, we expect that USPB will recognize ordinary income or loss as a result of the Sale pursuant to the special rules of Code Section 751.  Pursuant to Code Section 751, USPB generally will recognize ordinary income (or loss) to the extent of the amount of income or loss that would have been allocated to USPB if NBP had sold all of its inventory and unrealized receivables (referred to as “hot assets”) immediately before the Sale.  This hypothetical sale of hot assets by NBP is deemed to be a fully taxable sale of the assets for an amount of cash equal to the fair market value of those assets.  For this purpose, “unrealized receivables” are generally rights to receive payment for goods and services to the extent not already included in income, as well as any amounts of ordinary income the partnership would recognize if it sold its properties for their fair market value (including, for example, the recapture of certain depreciation deductions previously claimed by NBP that would be imposed if the property were sold for an amount in excess of its adjusted tax basis).  “Inventory” for this purpose may include any of NBP’s properties that have not been held for more than one year.  To the extent NBP determines that it holds hot assets with material amounts of appreciation at the time USPB sells the NBP units, NBP will provide to USPB, and USPB will provide to you, the information needed to calculate the consequences under Code Section 751, to the extent reasonably practicable.  It is possible, however, that the IRS could disagree with NBP’s assessment that certain assets are not hot assets or NBP’s determination of the fair market value of its hot assets.

In addition to the possibility of recognizing ordinary income under Code Section 751, if you are an individual or a taxable trust or estate, a portion of your allocable share of USPB’s long-term gain resulting from the Sale may be characterized as unrecaptured Section 1250 gain and thus subject to an increased capital gain tax rate of 25%.  Section 1250 gain generally is defined as the excess of post 1969 depreciation allowances for certain depreciable real property over the depreciation that would have been available under the straight-line method.  Treasury Regulations provide that a partner selling a partnership interest with a long-term holding period generally recognizes “Section 1250 capital gain” (from which the partner calculates his or her unrecaptured Section 1250 gain) equal to the gain that would be allocated to such partner (to the extent attributable to the portion of the partnership interest transferred that was held for more than one year) if the partnership sold all of its Section 1250 property for its fair market value immediately before the partner transferred its interest (the “Section 1250 look through rule”).  Certain assets of NBP may have unrecaptured Section 1250 gain associated with them.  If so, you should expect that a portion of your allocable share of USPB’s long-term gain on the Sale will be treated as Section 1250 capital gain under the Section 1250 look-through rule.  The amount of Section 1250 capital gain recognized by any particular Holder will depend upon a number of factors, including facts unique to that particular Holder (such as when and the manner in which the Holder acquired its USPB units).  To the extent reasonably practicable, NBP will provide to USPB, and USPB will provide to you, the information needed for you to calculate your allocable share of any unrecaptured Section 1250 gain recognized in connection with the Sale.

Treatment of Cash Distributed by USPB

Distributions by a partnership to a partner generally are not taxable for federal income tax purposes except to the extent that the amount of money distributed exceeds the adjusted tax basis of the partner’s interest in the partnership immediately before the distribution.  Cash distributions in excess of a partner’s adjusted tax basis generally are treated as gain from the sale or exchange of the partner’s interest.  Applicable regulations provide that advances of money against a partner’s distributive share of income are treated as if made on the last day of the partnership’s taxable year.  A partner’s basis in the partnership generally is increased by the partner’s allocable share of the partnership’s taxable (and other) income and decreased by the partner’s allocable share of losses of the partnership, and allocations of income and loss generally are made on the last day of a partnership’s taxable year.

Distributions to you of the cash proceeds from the Sale will be made subject to your obligation to return any amount in excess of your allocable share of USPB’s income for the year of the Sale.  Accordingly, distributions to you of the cash proceeds from the Sale will be treated for federal income tax purposes as if made on the last day of USPB’s taxable year, after allocations to you of USPB taxable income, if any.  As a result, for purposes of determining whether distributions to you of cash proceeds from the Sale exceed the adjusted tax basis of your interest in USPB, the adjusted tax basis of your interest in USPB will include your allocable share of the gain USPB recognized as a result of the Sale.  USPB expects that aggregate distributions to Holders during the year of the Sale, including distributions of cash proceeds from the Sale, generally will not exceed Holders’ allocable shares of USPB’s taxable income for the year of the Sale and therefore such distributions generally will not be taxable for federal income tax purposes.  Whether the distributions of cash proceeds from the Sale are taxable to you, however, will depend on your particular circumstances.

Basis in Class A and Class B Units

In general, your basis in your USPB Class A and Class B units at the time of the Sale will be determined under the rules described below.  If you acquired your USPB Class A and Class B units by contribution of property and/or money to USPB, your initial tax basis in your USPB Class A and Class B units equaled the sum of:

•                  the amount of money contributed and the increase in your share of USPB’s liabilities in connection with the acquisition of your USPB Class A and Class B units; and

•                  your adjusted tax basis in any other property contributed, less the amount of any money distributed to you at that time and the amount of any of your liabilities assumed by USPB and the amount of liabilities encumbering contributed property that USPB took subject to in connection with the acquisition of your USPB Class A and Class B units.

The initial basis of USPB Class A and Class B units acquired by other means would have been determined under the general rules of the Code, including the partnership provisions.  Other rules, including the “disguised sale rules,” also may affect initial basis, and you are urged to consult your own tax adviser regarding the calculation of your initial basis in your USPB Class A and Class B units.

Your initial tax basis in your USPB Class A and Class B units generally is increased by:

•                  your allocable share of USPB’s taxable and tax-exempt income during the period you held your USPB Class A and Class B units; and

•                  increases in your allocable share of USPB’s liabilities.

Your basis in your USPB Class A and Class B units generally is decreased, but not below zero, by:

•                  your share of distributions made by USPB during the period you held your USPB Class A and Class B units;

•                  decreases in your allocable share of USPB’s liabilities;

•                  your share of USPB’s losses during the period you held your USPB Class A and Class B units; and

•                  your share of USPB’s nondeductible expenditures during the period you held your USPB Class A and Class B units that are not properly chargeable to capital account.

USPB generally does not have all of the information necessary to compute your adjusted tax basis in your USPB Class A and Class B units, and thus you, together with your own tax adviser, will be responsible for computing that amount and the amount of gain, if any, that you would recognize if you received cash distributions in excess of your tax basis in your USPB Class A and Class B units.

Treatment of Receipt of Payments with Respect to Patronage Notices

In the Restructuring the payment obligations of the Cooperative represented by its outstanding patronage notices became payment obligations of USPB.  USPB has treated the patronage notices that were outstanding at the time of the Restructuring as “qualified written notices of allocation” within the meaning of Code Section 1388(c).  Accordingly, the face amounts of these patronage notices were deducted from the Cooperative’s taxable income as patronage dividends pursuant to Code Section 1382(b)(1) in the year issued and were required to be reported by the patrons as taxable income in the year received.  USPB has continued to treat the patronage notices as “qualified written notices of allocation” after the Restructuring.  Owners of qualified written notices of allocation generally are not subject to tax on payments of qualified written notices of allocation.

Amendment and Restatement of NBP LLC Agreement

As part of the Sale, the LLC Agreement of NBP will be amended and restated.  As part of such amendment and restatement, the manner in which the taxable income (or loss) of NBP is allocated among its members is being changed.

Under the present LLC Agreement, taxable income (or loss) of NBP is first allocated to Class A units and Class A-1 units, with 5.0 percent of such income (or loss) allocated to Class A units and with 7.0 percent of such income (or loss) allocated to Class A-1 units.  The remaining income (or loss) is then allocated to B units.  The taxable income (or loss) allocated to each class of units is then further allocated pro rata among the members based on the number of units in each class.

The Restated LLC Agreement of NBP will first combine the Class A and Class B units into a single class of units.  In addition, the manner in which taxable income (or loss) will be allocated among the members will be determined, in general, by allocating to each the amount of income (or loss) that will, as nearly as possible, cause the Capital Account balance of that member at the end of each fiscal year of NBP to equal the amount (which may be negative) which the member hypothetically would receive if all of NBP’s assets were sold for cash, all NBP liabilities were satisfied in cash according to their terms, certain regulatory and other allocations were made, and the net proceeds were then distributed in full pursuant to the LLC Agreement.  This method is often referred to as “Target” or “Forced” allocations.

Under Section 704(b) of the Code, the IRS will respect our method of allocation, or a portion of it, only if it either has “substantial economic effect” or is in accordance with the “partner’s interest in the partnership.”  The IRS has provided certain “safe harbors” in the Treasury Regulations which, if met, will ensure that an allocation has economic effect.  We believe that the allocations of income, gain, loss or deductions for federal income tax purposes set forth, amended and restated in the LLC Agreement will have substantial economic effect or will be in accordance with the partner’s interest in the partnership.  However, the Restated LLC Agreement will not use a method of allocation that falls within the safe harbors provided in the Treasury Regulations.  If the IRS determines that the method of allocation used in the Restated LLC Agreement does not have substantial economic effect or is not in accordance with the partner’s interest in the partnership, then the IRS may make a reallocation of such items in accordance with its determination of each member’s economic interest.

To ensure compliance with Treasury Department Circular 230, you and USPB are hereby notified that: (a) the discussions of federal tax issues in this summary are not intended or written to be relied upon, and cannot be relied upon, by you or USPB for the purpose of avoiding penalties that may be imposed on you or USPB under the Internal Revenue Code of 1986, as amended; (b) these discussions are being used in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein; and (c) each of you and USPB should seek advice based on your particular circumstances from an independent tax advisor.

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PROPOSAL 2 - AUTHORITY TO ADJOURN THE SPECIAL MEETING

The Adjournment Proposal

If at the special meeting USPB’s board of directors determines it is necessary or appropriate to adjourn the special meeting, the board of directors intends to move to adjourn the special meeting.  For example, if the number of the Company’s Class A members and/or Class B units represented and voting in favor of adoption of the purchase agreement at the special meeting is insufficient to adopt that proposal under USPB’s Limited Liability Company Agreement, the board of directors may determine to adjourn the special meeting in order to enable the board of directors to solicit additional proxies in respect of such proposal.  If USPB’s board of directors determines that adjournment is necessary or appropriate, we will ask the members in attendance at the special meeting, in person or by proxy, to vote only upon the adjournment proposal, and not the proposal regarding the adoption of the purchase agreement.

Accordingly, under this proposal we are asking you to authorize the holder of any proxy solicited by the board of directors to vote in favor of adjournment of the special meeting to another time and place.  If the members approve the adjournment proposal, we could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from members who have previously voted.  Among other things, approval of the adjournment proposal could mean that, even if we had received proxies representing a sufficient number of votes against the adoption of the proposed transaction to defeat that proposal, we could adjourn the special meeting without a vote on the proposed transaction and seek to convince those members to change their votes to votes in favor of adoption of the proposed transaction.

The adjournment proposal relates only to an adjournment of the special meeting occurring for purposes of soliciting additional proxies for approval of the purchase agreement proposal in the event that there are insufficient votes to approve the proposal.  USPB’s board of directors retains full authority to the extent set forth in USPB’s Limited Liability Company Agreement and under Delaware law to postpone the special meeting before it is convened, without the consent of any USPB’s members.

Vote Required and Board Recommendation

The proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal by the holders of the Class A and Class B units, voting as separate classes; present in person or represented by proxy and entitled to vote on the subject matter, exceed the votes cast against the proposal.  No proxy that is specifically marked “AGAINST” adoption of the proposed transaction or the amendment of the LLC Agreement will be voted in favor of the adjournment proposal, unless it is specifically marked “FOR” the adjournment proposal.

The Company’s Board of Directors recommends that you vote “FOR” the adjournment proposal.

WHERE YOU CAN FIND MORE INFORMATION

LUK, USPB and NBP each file annual, quarterly and current reports and other information with the Securities and Exchange Commission.  You may read and copy materials that USPB, NBP, and LUK have filed with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room.  The Securities and Exchange Commission also maintains a Website that contains reports and other information regarding LUK, USPB and NBP.  The address of the Securities and Exchange Commission Web site is http://www.sec.gov.

USPB will provide you with copies of recent documents it and NBP have filed with the Securities and Exchange Commission (excluding all exhibits to such documents), without charge, upon written or oral request to:

U.S. Premium Beef, LLC

P.O. Box 20103

Kansas City, MO 64195

Attention: Steven D. Hunt/Scott J. Miller

Telephone: (866) 877 2525

Please Note: In order to receive timely delivery of the documents,

you must make your requests no later than December 20, 2011.

APPENDIX A

Membership Interest Purchase Agreement (with selected exhibits, but without schedules)

A-1

MEMBERSHIP INTEREST
PURCHASE AGREEMENT

AMONG

LEUCADIA NATIONAL CORPORATION

NATIONAL BEEF PACKING COMPANY, LLC

U.S. PREMIUM BEEF, LLC

NBPCO HOLDINGS, LLC

TKK INVESTMENTS, LLC

TMKCO, LLC

AND

TMK HOLDINGS, LLC

DATED AS OF

December 5, 2011

(continued)

ii

(continued)

iii

SCHEDULES

Schedule 1.2(d)

Sellers Disclosure Schedule

National Disclosure Schedule

EXHIBITS

Exhibit A	Defined Terms
Exhibit B	Sellers’ National Interests
Exhibit C	Individuals and Entities Party to Non-Competition Agreements
Exhibit D	Escrow Agreement
Exhibit E	Tax Reporting Allocations
Exhibit F	Assignment of Membership Interests
Exhibit G	First Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, LLC
Exhibit H	Cattle Purchase and Sale Agreement
Exhibit I	USPB Pledge Agreement
Exhibit J	Klein Pledge Agreement

MEMBERSHIP INTEREST PURCHASE AGREEMENT

INTRODUCTION

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 5, 2011, by and among Leucadia National Corporation, a New York corporation (“Buyer”), National Beef Packing Company, LLC, a Delaware limited liability company (“National”), U.S. Premium Beef, LLC, a Delaware limited liability company (“USPB”), NBPCo Holdings, LLC, a South Dakota limited liability company (“NBPCo”), TKK Investments, LLC, a Missouri limited liability company (“TKK”), TMKCo, LLC, a Missouri limited liability company (“TMK”), and TMK Holdings, LLC, a Missouri limited liability company (“New Kleinco”).  USPB, NBPCo, TKK and TMK are each at times referred to in this Agreement as a “Seller,” and collectively as the “Sellers”.  Buyer, each Seller and New Kleinco are referred to individually as a “Party” and collectively herein as the “Parties”.  Unless defined in this Agreement, capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Sellers in the aggregate own all of the membership interests in National (as to each Seller, its “National Interest” and collectively the “National Interests”);

WHEREAS, this Agreement contemplates a transaction among National, Buyer, Sellers and New Kleinco, in which (i) USPB and NBPCo will sell to Buyer the National Interests set forth opposite their respective names on Part I of Exhibit B in return for cash (the “Sale”), (ii) TKK and TMK both of which are controlled by Timothy M. Klein (“Klein”) will sell to National the National Interests set forth opposite their respective names on Part II of Exhibit B in return for cash and such National Interests shall thereafter be cancelled (the “Put”) and (iii) Buyer will sell to New Kleinco, which is controlled by Klein, a portion of the National Interests acquired in the Sale set forth opposite its name on Part III of Exhibit B in return for cash (the “Klein Purchase”).  The National Interests sold, purchased and retained after the consummation of each of the Sale, Put and Klein Purchase are shown on Exhibit B;

WHEREAS, concurrently with the execution of this Agreement Klein has entered into an employment agreement with National (“Klein Employment Agreement”) to be effective upon the Closing;

WHEREAS, concurrently with the execution of this Agreement each of the individuals and entities set forth on Exhibit C has entered into a non-competition agreement with National (each, a “Non-Competition Agreement” and collectively, the “Non-Competition Agreements”); and

WHEREAS, concurrently with the execution of this Agreement, National, certain of its Subsidiaries and the lender parties thereto have entered into the Third Amendment to Amended and Restated Credit Agreement and Limited Consent (the “Credit Agreement Consent”).

NOW, THEREFORE, in consideration of the Recitals, the mutual representations, warranties, covenants, agreements and conditions contained in this Agreement, and in order to set forth the terms and conditions of the transactions contemplated by this Agreement and the mode of carrying the same into effect, the Parties agree as follows:

ARTICLE I

THE TRANSACTIONS

1.1           Basic Transaction.

(a)           Sale.  On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from USPB and NBPCo, and each of USPB and NBPCo agrees to sell to Buyer, its respective National Interests listed in Part I of Exhibit B, free and clear of all Liens, for the consideration specified below in Section 1.2.

(b)           Put.  Immediately after the consummation of the Sale, on and subject to the terms and conditions of this Agreement, National agrees to purchase from TKK and TMK, and each of TKK and TMK agrees to sell to National, its respective National Interests listed in Part II of Exhibit B, free and clear of all Liens, for the consideration specified below in Section 1.2 and such National Interests shall thereafter be cancelled.

(c)           Klein Purchase.  Immediately after the consummation of the Put, on and subject to the terms and conditions of this Agreement, New Kleinco agrees to purchase from Buyer, and Buyer agrees to sell to New Kleinco, a portion of the National Interests acquired in the Sale listed in Part III of Exhibit B, free and clear of all Liens, for the consideration specified below in Section 1.2.

1.2           Purchase Price.

(a)           Purchase Price.

(1)           Sale.  Buyer agrees to pay to each of USPB and NBPCo at the Closing the purchase price reflected on Part I of Exhibit B for the issued and outstanding National Interests owned by each such Seller reflected on Part I of Exhibit B (the aggregate amount payable to USPB and NBPCo is referred to as the “Purchase Price”).  USPB and NBPCo will each sell its National Interests to Buyer for the portion of the Purchase Price set forth in Part I of Exhibit B, to be paid in cash.

(2)           Put.  National agrees to pay to each of TKK and TMK at the Closing the purchase price reflected on Part II of Exhibit B for the issued and outstanding National Interests owned by each such Seller reflected on Part II of Exhibit B (the aggregate amount payable to TKK and TMK is referred to as the “Put Price”).  TKK and TMK will each sell its National Interests to National for the portion of the Put Price set forth in Part II of Exhibit B, to be paid in cash.

(3)           Klein Purchase.  New Kleinco agrees to pay to Buyer at the Closing the purchase price reflected on Part III of Exhibit B for the issued and outstanding National Interests owned by Buyer reflected on Part III of Exhibit B (the aggregate amount payable to Buyer is referred to as the “Klein Purchase Price”).  Buyer will sell its National

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Interests to New Kleinco for the Klein Purchase Price set forth in Part III of Exhibit B, to be paid in cash.

(b)           Escrow.  As set forth in Section 8.1(h) below, $50 million of the Purchase Price to be paid to USPB and NBPCo as set forth on Exhibit B (“Escrow Fund”) shall be deposited in an escrow account with the Escrow Agent to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement attached hereto as Exhibit D.

(c)           Tax Reporting Allocations.  The Parties agree that, for tax purposes, including for purposes of determining the amount of money or the fair market value of property received by Sellers that is attributable to unrealized receivables of National or inventory of items of National pursuant to Code section 751(a) and for purposes of determining the new tax basis of National’s assets resulting from the transactions contemplated by this Agreement, the allocation principles and parameters set forth in Exhibit E shall be determinative, and that such allocation resulting therefrom will reflect the amount that National would have received for each of its assets had it sold all of its assets in a fully taxable transaction to an unrelated third party for cash in an amount equal to the fair market value of such assets immediately prior to the transfer by Sellers of their interests in National.  For all tax purposes, the Parties agree that the transactions contemplated in this Agreement shall be reported in a manner consistent with the terms of this Agreement, including the allocation principles and parameters set forth in Exhibit E, and that, except as otherwise required by Applicable Law none of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation, or otherwise.

(d)           Agreement to Make Separate Purchases.  Buyer, Sellers and New Kleinco may enter agreements to purchase and/or restructure their ownership interests in (directly or through one or more designated wholly-owned Subsidiaries of Buyer) one or more Subsidiaries of National or assets of National in separate purchases or transactions to be effected as part of this Agreement, which transactions shall be set forth on Schedule 1.2(d) to this Agreement (the “Schedule 1.2(d) Transactions”).  In such event, the Purchase Price, the Put Price and the Klein Purchase Price shall be adjusted to take into account the purchase price for any such Schedule 1.2(d) Transaction, so that in total, the economics of the transactions contemplated by this Agreement are preserved, and further, in all cases, the operations of National are continued, regardless of any change in operating structure and Sellers retain an interest in those assets and Subsidiaries which maintain the same financial and governance rights of Sellers, reflecting their percentage ownership of the total value of the National Interests following the Sale, as if such Subsidiaries or assets (as applicable) had not been purchased separately or were not the subject of any restructuring transaction.  At Buyer’s election, some or all of the Schedule 1.2(d) Transactions may be effected after the Closing.  Sellers and New Kleinco shall cooperate with Buyer to implement such Schedule 1.2(d) Transactions.

1.3           Time and Place of Closing.  Unless otherwise agreed to by the Parties, the Closing will occur at 11 a.m. local time on the third Business Day after the date on which the conditions to Closing are satisfied or waived by the Party entitled to do so (other than conditions the fulfillment of which are to occur at the Closing but subject to the satisfaction or waiver of such conditions).  Each of Buyer, Sellers and New Kleinco shall notify the other Parties when all of their respective conditions to Closing are satisfied or waived.  The Closing shall take place at a location mutually agreed to by the Parties, but if there is no agreement, then at the offices of

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Stoel Rives, LLP, Salt Lake City, Utah.  The date upon which the Closing actually occurs is referred to as the “Closing Date”.

1.4           Deliveries at the Closing.  At the Closing:

(a)           Each Seller will deliver to Buyer a duly executed assignment of its National Interests, free and clear of all Liens, in the form set forth in Exhibit F, and each of Sellers, New Kleinco and National will deliver to Buyer the various certificates, instruments, and documents referred to in Section 6.2 to be delivered at the Closing;

(b)           Buyer will deliver to Sellers the various certificates, instruments, and documents referred to in Section 6.3 to be delivered at the Closing; and

(c)           Buyer will deliver to each of USPB and NBPCo the payment specified in Section 1.2(a)(1).

(d)           National will deliver to each of TKK and TMK the payment specified in Section 1.2(a)(2).

(e)           New Kleinco will deliver to Buyer the payment specified in Section 1.2(a)(3).

(f)            Buyer will deliver to New Kleinco a duly executed assignment of its National Interests, free and clear of all Liens, in the form set forth in Exhibit F.

1.5           Mechanics of Payments.  The cash payments under or pursuant to this Agreement shall be made by wire transfer of immediately available funds to one or more accounts designated by the payee not less than three (3) Business Days prior to the Closing.  The cash payments as contemplated by Section 1.2 shall be made only after delivery to the payor of an assignment of the applicable National Interests as contemplated by Section 1.4.

1.6           Obligations of Sellers.  Unless expressly stated otherwise, any liability or obligation of the Sellers collectively arising out of this Agreement (including pursuant to Section 8.1) shall be several, not joint, and apportioned to each Seller according to the Seller’s Portion.

1.7           Supporting Agreements.  Contemporaneously with the execution of this Agreement, (i) the members of National shall approve the Restated LLC Agreement, which shall also be approved by Buyer as a condition to the Closing and which shall provide for, among other things, the reclassification of the Class A units and Class B units of National into one class, (ii) each of National and USPB shall approve the Cattle Purchase and Sale Agreement in the form attached hereto as Exhibit H (“Cattle Purchase and Sale Agreement”), (iii) each of National and USPB shall approve the Pledge Agreement in the form attached hereto as Exhibit I (“USPB Pledge Agreement”) pursuant to which USPB shall grant to National a perfected security interest in its National Interests in order to support the Cattle Purchase and Sale Agreement and (iv) each of New Kleinco and Buyer shall approve the Pledge Agreement in the form attached hereto as Exhibit J (“Klein Pledge Agreement”) pursuant to which New Kleinco shall grant to Buyer a perfected first priority security interest in its National Interests in order to support the indemnification obligations of TKK, TMK and New Kleinco hereunder; provided,

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however, that the Restated LLC Agreement, the Cattle Purchase and Sale Agreement, the USPB Pledge Agreement and the Klein Pledge Agreement referenced in this Section 1.7 shall not be effective until the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS AND NEW KLEINCO

Except as set forth in the Sellers Disclosure Schedule, which may address and supplement any item in this Article II (subject to Section 8.18(b)), each Seller and New Kleinco separately represents and warrants to Buyer, severally and not jointly, that the representations and warranties contained in this Article II are true and correct as to that Seller or New Kleinco, respectively, as of the date of this Agreement and as of the Closing Time.

2.1           Authorization of Sellers and New Kleinco.

(a)           Seller and New Kleinco Authorization.  Such Seller or New Kleinco, respectively, has full power and authority to:

(1)           execute and deliver this Agreement;

(2)           execute and deliver all other Transaction Documents to which such Seller or New Kleinco, respectively, is or will be a party; and

(3)           perform such Seller’s or New Kleinco’s respective obligations under this Agreement and the Transaction Documents.

(b)           Execution and Performance of Transaction Documents.  The execution, delivery and performance by such Seller or New Kleinco, respectively, of the Transaction Documents to which such Seller or New Kleinco, respectively, is a party, do not, and the consummation of the transactions contemplated by this Agreement will not, subject to obtaining the Consents, approvals, authorizations and permits and making the filings described in Section 3.5 conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a Lien or right of modification, termination, cancellation or acceleration of any obligation or loss of a benefit under, or require that any Consent be obtained or any notice be given with respect to:

(1)           such Seller’s or New Kleinco’s respective certificate of formation or operating agreement;

(2)           any contract of such Seller or New Kleinco, respectively, in existence as of the date of this Agreement; or

(3)           any order, writ, judgment, injunction, decree, statute, law, ordinance, rule or regulation of any Governmental Entity applicable to such Seller or New Kleinco, respectively, or by which or to which any portion of its respective properties or assets is bound or subject.

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(c)           Other Seller or New Kleinco Action Not Necessary.  Each of NBPCo, TKK, TMK and New Kleinco represents that it has obtained approval by the requisite number of its members of this Agreement and the Transaction Documents, and no additional Consent is required by its member(s) in order to complete the transactions contemplated by this Agreement.  Each Seller represents that, except as provided in Section 2.1(d), no other proceeding or action on the part of such Seller is necessary to approve and authorize, and New Kleinco represents that no other proceeding or action on its part is necessary to approve and authorize:

(1)           such Seller’s or New Kleinco’s execution and delivery of any other Transaction Document to which such Seller or New Kleinco, respectively, is or will be a party; or

(2)           the performance of such Seller’s or New Kleinco’s respective obligations under this Agreement or the Transaction Documents.

(d)           USPB Member Approval.  USPB represents that (i) subject to Section 5.11(b) and the provisions of Section 5.11, the Board of Directors of USPB has unanimously approved this Agreement and will unanimously recommend approval of the transactions in this Agreement to the members of USPB and (ii) the approval by the members of USPB of this Agreement and the contemplated transactions has not been obtained as of the date on which this Agreement is executed and will be sought by USPB in accordance with Section 5.12.

(e)           Binding and Enforceable Agreement of Seller or New Kleinco.  Except as provided in Section 2.1(d), this Agreement and all other Transaction Documents to which such Seller or New Kleinco, respectively, is a party have been, or will be at Closing, duly executed and delivered by such Seller or New Kleinco, respectively, and will constitute the valid and binding agreements of such Seller or New Kleinco, respectively, enforceable against such Seller or New Kleinco, respectively, in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and limitations on the availability of equitable remedies.

2.2           Ownership of National Interests.  Such Seller is the beneficial and record owner of the National Interests to be transferred by such Seller pursuant to the Sale or the Put, as the case may be, and such Seller’s ownership is, and immediately prior to the Closing Time will be, free and clear of all Liens, options, proxies, voting trusts or agreements and other restrictions, other than as expressly provided in the National Limited Liability Company Agreement.

2.3           No Knowledge of Misrepresentations or Omissions.

(a)           Each of the Sellers (other than NBPCo) represents that, as of the date of this Agreement and at Closing, to such Seller’s Knowledge, the representations and warranties or certificates of such Seller or National in this Agreement, the Sellers Disclosure Schedule and the National Disclosure Schedule (including updated schedules to the extent delivered hereunder) are not untrue or incorrect, individually or in the aggregate, in any material respect, and do not, individually or in the aggregate, contain material errors in, or material omissions from, the Sellers Disclosure Schedule or the National Disclosure Schedule to this Agreement which would result in a material misrepresentation to the Buyer.

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(b)           New Kleinco represents that, as of the date of this Agreement and at Closing, to New Kleinco’s Knowledge, the representations and warranties of New Kleinco in this Agreement and the Sellers Disclosure Schedule are not untrue or incorrect, individually or in the aggregate, in any material respect, and do not, individually or in the aggregate, contain material errors in, or material omissions from, the Sellers Disclosure Schedule to this Agreement which would result in a material misrepresentation to the Buyer.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NATIONAL

Except as set forth in the National Disclosure Schedule, which may address and supplement any item in this Article III (subject to Section 8.18(b)) National represents and warrants to Buyer that the representations and warranties contained in this Article III are true and correct as of the date of this Agreement and as of the Closing Time.

3.1           Organization and Qualification.

(a)           Organization.  National and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, organization or formation as set forth on National Disclosure Schedule 3.1, and has all requisite limited liability company, corporate, partnership, trust or similar power and authority to own, lease and operate its assets and properties and to carry on its business as presently conducted.

(b)           Qualified, Good Standing.  National and each of its Subsidiaries is duly qualified or licensed as a foreign limited liability company or corporation, as the case may be, to transact business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Data Room contains correct and complete copies of the certificate of formation, limited liability company agreement, operating agreement, certificate of incorporation, articles of incorporation, articles of organization, by-laws or other comparable organizational documents (“Organizational Documents”), as applicable, of National and each of its Subsidiaries as in effect on the date of this Agreement.

3.2           Authorization of Transaction.  National has full power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and to perform its obligations under this Agreement and the Transaction Documents.  No other proceedings or actions on the part of National are necessary to approve and authorize National’s execution and delivery of this Agreement or any other Transaction Documents to which it is or will be a party or the performance of its obligations under this Agreement or the Transaction Documents.  This Agreement constitutes, and each of the other Transaction Documents to which National is or will be a party will when executed constitute, a valid and binding obligation of National, enforceable against National in the United States in accordance with its terms, except

7

as such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and limitations on the availability of equitable remedies.

3.3           Capital Structure of National.

(a)           Set forth on National Disclosure Schedule 3.3(a) is a true and correct list of all issued and outstanding units representing National Interests as of the date of this Agreement and the owners of such units.

(b)           No Other Voting Rights.  No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the holders of National Interests may vote are issued or outstanding.

(c)           Valid National Interests.  All outstanding National Interests have been duly authorized and validly issued, and are fully paid and non-assessable, and were not issued in violation of any preemptive or other similar rights.  There:

(1)           are no ownership interests or other voting or equity securities of National, issued or outstanding, or other contractual or other rights entitling any party to any form of equity, ownership, participation or beneficial interest in National;

(2)           are no securities of National or any Subsidiary of National convertible into, or exchangeable or exercisable for, ownership interests of National or other voting or equity securities of National or any Subsidiary of National;

(3)           are no voting trusts or similar agreements to which National or any Subsidiary of National is a party with respect to the voting of equity interests in National or any Subsidiary of National;

(4)           is no option, warrant, call, preemptive right, subscription or other right, agreement, arrangement, understanding or commitment of any character, relating to the issued or unissued ownership interests of National or any Subsidiary of National other than in the National Limited Liability Company Agreement obligating National or any Subsidiary of National to issue, transfer or sell or cause to be issued, transferred or sold any ownership interests or other equity interest in National or any Subsidiary of National, or securities convertible into or exchangeable for the interests, or obligating National or any Subsidiary of National to grant, extend or enter into any option, warrant, call, subscription or other right, commitment, arrangement or agreement; and

(5)           is no contractual obligation of National or any Subsidiary of National to repurchase, redeem or otherwise acquire any ownership interests of National or other equity interests in National or any Subsidiary or Affiliate of National or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of National or any other Person other than as provided in the National Limited Liability Company Agreement.

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3.4           Capital Structure of Subsidiaries.

(a)           Capital Structure.  Each of National’s Subsidiaries is listed on National Disclosure Schedule 3.4(a), which contains a true and correct list of each Subsidiary of National and all of the issued and outstanding equity of each such Subsidiary.

(b)           National Is Owner of All Subsidiaries’ Equity.

(1)           National directly or indirectly is the beneficial and record owner of all issued and outstanding equity of each Subsidiary and National’s ownership is free and clear of all Liens, options, proxies, voting trusts or agreements and other restrictions;

(2)           all equity of each Subsidiary has been duly authorized and validly issued and is fully paid and non-assessable;

(3)           no equity of any Subsidiary has been issued in violation of any preemptive or other similar rights;

(4)           no amounts of equity of any Subsidiary are reserved for issuance, and there are no contracts, agreements, commitments or arrangements obligating any Subsidiary to offer, sell, issue or grant any equity of, or any options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements, understandings or commitments of any character, to acquire any equity of, or any securities that are convertible into or exchangeable or exercisable for any ownership interest of any Subsidiary or other voting or equity securities of such Subsidiary; and

(5)           National does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

3.5           Non-Contravention.

(a)           Execution and Performance of Transaction Documents.  The execution, delivery and performance by National of the Transaction Documents to which National is a party do not, and the consummation of the transactions contemplated by this Agreement and compliance with the terms of this Agreement will not, subject to obtaining the Consents, approvals, authorizations and permits and making the filings described in this Section 3.5 conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a Lien or right of modification, termination, cancellation or acceleration of any obligation or loss of a benefit under, or require that any Consent be obtained or any notice be given with respect to:

(1)           any of the Organizational Documents, as applicable, of National and each of its Subsidiaries as in effect on the date of this Agreement;

(2)           except for the Material Contracts set forth on National Disclosure Schedule 3.10 with an asterisk, if any, any Material Contract or Permit applicable to National or any of its Subsidiaries or their respective properties or assets;

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(3)           any order, writ, judgment, injunction, decree, statute, law, rule or regulation of any Governmental Entity applicable to National or any of its Subsidiaries or by which or to which any portion of their respective properties or assets is bound or subject; or

(4)           any properties or assets of National or any Subsidiary of National except, with respect to each of clauses (2) and (3), the violations, conflicts, breaches or defaults as would not reasonably be expected to have a Material Adverse Effect.

(b)           Governmental Consents.  No Consent of, or registration, declaration or filing with any Governmental Entity is required by National or any of its Subsidiaries in connection with the execution, delivery and performance by National of this Agreement and the other Transaction Documents to which it is a party or the consummation by National of the transactions contemplated by this Agreement, except:

(1)           the filing of a notification and report form by USPB under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the expiration or termination of the applicable waiting period thereunder, and to the extent that the Antitrust Laws of applicable foreign jurisdictions may be applicable to the transactions contemplated by this Agreement, clearances, approvals, Consents or the expiration of a waiting period under such Antitrust Laws;

(2)           the other Consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits the failure of which to be obtained or made would not reasonably be expected have a Material Adverse Effect; and

(3)           as set forth on National Disclosure Schedule 3.5(b).

3.6           Financial Statements.

(a)           Delivery.  National has delivered to Buyer or otherwise made available to Buyer through filings with the SEC true, correct and complete copies of the audited consolidated balance sheets and the related consolidated statements of earnings, of member’s equity and of cash flows of National and its consolidated Subsidiaries for the fiscal years ended 2008, 2009, 2010 and 2011 and the notes thereto, accompanied by the audit opinion of KPMG, independent registered public accounting firm of National, for the fiscal years ended 2008, 2009, 2010 and 2011 (collectively, the “Financial Statements”).

(b)           Prepared In Accordance With GAAP.  The Financial Statements (in each case including the notes thereto) were prepared from the books and records of National and in accordance with GAAP applied on a consistent basis during the periods involved, except as otherwise noted therein or set forth on National Disclosure Schedule 3.6(b).  The Financial Statements fairly present, in all material respects, the consolidated financial position and consolidated results of operations, cash flows and changes in financial position of National and its consolidated Subsidiaries as of the respective dates of the Financial Statements and for the periods then ended (subject in the case of unaudited interim financial statements, to normal year-end adjustments and the absence of complete footnotes).

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(c)           No Unreported Liabilities.  National and its consolidated Subsidiaries do not have any material liability or obligation of any kind, whether absolute, accrued, asserted or unasserted, contingent or otherwise, required by GAAP to be set forth in a financial statement or in the notes thereto, except liabilities, obligations or contingencies that:

(1)           have been incurred in the ordinary course of business consistent with past practice since August 25, 2007;

(2)           are accrued or reserved against in the Latest Balance Sheet; or

(3)           as disclosed on National Disclosure Schedule 3.6(c).

3.7           Certain Developments.  During the period from May 28, 2011 through the date hereof:

(a)           there has not occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such other events, changes, occurrences or circumstances, that to the Knowledge of National has had or would reasonably be expected to have a Material Adverse Effect;

(b)           the business of National and each of its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice; and

(c)           neither National nor any of its Subsidiaries has:

(1)           experienced any damage, destruction or loss, whether or not covered by insurance, with respect to the property or assets of National or any of its Subsidiaries having a replacement cost of more than $500,000 for any single loss or $1,000,000 for all losses; or

(2)           taken, authorized any of, or committed, resolved or agreed to take, any action that would have been prohibited by Section 5.1 had this Agreement been in effect on May 28, 2011.

3.8           Real and Personal Property.

(a)           Title and Encumbrances.  National Disclosure Schedule 3.8(a) sets forth as of the date of this Agreement a list of all real property owned fee by National or its Subsidiaries (“Owned Real Properties”), all real property ground leased to National or its Subsidiaries (“Ground Leased Real Properties”; each Owned Real Property or Ground Leased Real Property sometimes is referred to as a “Property”; the Owned Real Properties and the Ground Leased Real Properties collectively are referred to as the “Properties”) and the existing title insurance policies and title reports given by a title insurance company for each Property (“Title Reports”).  To National’s Knowledge, National or a Subsidiary of National has, and will have on the Closing Date, the title in and to the Owned Real Properties, and a ground leasehold interest in and to the Ground Leased Real Properties together with an ownership interest in all

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improvements constructed thereon, as disclosed in the Title Reports, free and clear of all Liens other than Permitted Encumbrances.

(b)           Material Improvements.  To the Knowledge of National:

(1)           the Leased Properties (as defined below) and the material improvements on the Properties have access to sewer, water, gas, electric, telephone and other utilities as are necessary to allow the business of National and each of its Subsidiaries operated on the Leased Properties and Properties, as applicable, to be operated in the ordinary course consistent with past practice as currently operated.

(2)           the material improvements located on the Properties are in sufficiently good condition (except for ordinary wear and tear) for all purposes for which they are presently being used, and to the Knowledge of National, they are in material compliance with all Applicable Laws.

(c)           Condemnation Proceedings.  As of the date of this Agreement, no condemnation proceeding is pending against any of the Properties, or, to the Knowledge of National, threatened.

(d)           Restrictive Covenants Not Violated.  To National’s Knowledge, the current use of the Properties by National and its Subsidiaries does not violate in any material respect any restrictive covenant identified in the Title Reports that affect any of the Properties.

(e)           Real Property Leases (Landlord or Sublandlord).  National Disclosure Schedule 3.8(e) sets forth a list of all real property leases to which National or any of its Subsidiaries, as landlord or sublandlord, is a party as of the date of this Agreement.  Each lease set forth on National Disclosure Schedule 3.8(e) is a valid and binding obligation of National or a Subsidiary of National (subject to any of such leases being terminated in the ordinary course of business consistent with past practice and in accordance with the terms of the leases) and is in full force and effect.  To the Knowledge of National, neither National nor any of its Subsidiaries is, as of the date of this Agreement, in default in any material respect under any lease set forth on National Disclosure Schedule 3.8(e).

(f)            Real Property Leases (Ground Leases).  National Disclosure Schedule 3.8(f) sets forth a list of all real property ground leases to which National or any of its Subsidiaries, as tenant, is a party as of the date of this Agreement, including all amendments thereto.  Each ground lease set forth on National Disclosure Schedule 3.8(f) (each, a “Ground Lease”) is a valid and binding obligation of National or a Subsidiary of National and is in full force and effect.  True, correct and complete copies of all Ground Leases (including all amendments thereto) have been made available to Buyer.  To the Knowledge of National, neither National nor any of its Subsidiaries is, as of the date of this Agreement, in default in any material respect under any ground lease set forth on National Disclosure Schedule 3.8(f).  There are no Material arrears of rent under any Ground Lease.  To the Knowledge of National each of the Ground Leases is valid, binding, in full force and effect and is unmodified as against National or its Subsidiaries and, to the Knowledge of National, as against the landlord thereunder.  National or a Subsidiary of National is in occupation of each of the Ground Leased Properties.

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None of the Ground Leases have been assigned by National or the Subsidiaries in favor of any Person.  No rents have been paid more than one (1) month in advance.

(g)           Real Property Leases (Tenant or Subtenant).  National Disclosure Schedule 3.8(g) sets forth a list of all real property leases (other than Ground Leases) to which National or any of its Subsidiaries, as tenant or subtenant, is a party as of the date of this Agreement, including all amendments thereto.  All properties leased by National or any of its Subsidiaries, as tenant or subtenant, other than through Ground Leases, hereinafter are referred to as “Leased Properties”.  To the Knowledge of National each lease set forth on National Disclosure Schedule 3.8(g) (each, a “Lease”) is a valid and binding obligation of National or a Subsidiary of National and is in full force and effect.  True, correct and complete copies of all Leases (including all amendments thereto) have been made available to Buyer.  To the Knowledge of National, neither National nor any of its Subsidiaries is, as of the date of this Agreement, in default in any material respect under any lease set forth on National Disclosure Schedule 3.8(g).  There are no Material arrears of rent under any Lease.  As of the date of this Agreement, no condemnation proceeding is pending or, to the Knowledge of National, threatened by any Governmental Entity in writing, which would preclude or materially impair the use of the leased premises under that certain Office Lease by and between Kansas City, Missouri, as landlord, and National, as tenant, dated March 4, 2008 (as amended by First Amendment to Office Lease dated as of June 1, 2010, the “Headquarters Lease”) for the uses for which it is intended.  To the Knowledge of National, each of the Leases is valid, binding, in full force and effect and is unmodified as against National or its Subsidiaries and, to the Knowledge of National, as against the landlord thereunder.  National or a Subsidiary is in occupation of each of the Leased Properties.  None of the Leases have been assigned by National or the Subsidiaries in favor of any Person.

(h)           Personal Property.  National or its Subsidiaries have good title to, or hold pursuant to valid and enforceable leases, all the tangible properties and assets of National and its Subsidiaries (excluding Real Property) that are material to the conduct of the businesses of National and its Subsidiaries, with only the exceptions as constitute Permitted Encumbrances.

(i)            Taxes, Utility Bills.  All real and personal property taxes and assessments and all utility bills pertaining to the Properties have been, and will continue to be until Closing, paid in full on or before the date that such bills fall due, and there are no currently existing delinquencies with respect thereto and neither National nor any of its Subsidiaries has received any notice of proposed local improvement changes or special levies.  No real estate taxes are being contested.

(j)            Applicable Laws.  To the Knowledge of National, the Properties and Leased Properties are, and the current use of them is, in material compliance with all Applicable Laws, including, without limitation, zoning laws.  To the Knowledge of National, no written notice of violation of any Applicable Law or of any covenant, restriction or easement affecting the Properties or any part of them or with respect to the use or occupancy of the Properties or any part of them has been given by any Governmental Entity having jurisdiction over the Properties or by any other Person entitled to enforce the same.

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(k)           No Encroachments.  To the Knowledge of National, except as shown on the Title Reports and surveys provided as part of due diligence, the improvements on the lands on which the Properties are situated (the “Lands”) are located wholly within the boundaries of the Lands and do not encroach upon any registered or unregistered easement or right-of-way affecting the Lands.  To the Knowledge of National, except as shown on the Title Reports and surveys provided as part of Due Diligence, there is no encroachment onto the Lands by buildings or improvements from any adjoining lands that would materially adversely affect the operations of National or its Subsidiaries at the Properties.

(l)            Access.  To the Knowledge of National, the Properties have full access to and from public highways, which access is sufficient for the purposes of the operation of the businesses of National and its Subsidiaries, and neither National nor the Subsidiaries have Knowledge of any fact or condition that would result in the interruption or termination of such access.

3.9           Taxes.  With respect to any and all tax years beginning on or after August 25, 2007:

(a)           Filed and Paid.  All Tax Returns required to be filed by or with respect to National or any of its Subsidiaries have been filed when due.  All such Tax Returns are true, correct and complete in all respects.  All Taxes due and owing by National or any of its Subsidiaries (whether or not shown or required to be shown on any Tax Return) have been timely paid.  All Tax withholding and deposit requirements imposed on or with respect to National or any of its Subsidiaries have been satisfied in all material respects.  There are no Liens on any of the assets of National or any of its Subsidiaries that arose in connection with any failure to pay any Tax other than Permitted Encumbrances.  All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of National and each of its Subsidiaries.

(b)           No Unpaid Taxes in Excess of Reserves.  The unpaid Taxes of National or its Subsidiaries:

(1)           do not exceed the reserve for Tax liability for National or its Subsidiaries, as the case may be, on the Latest Balance Sheet included in the Financial Statements (exclusive of any reserve for deferred Taxes established to reflect timing differences between book and Tax income); and

(2)           will not exceed the reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of National or its Subsidiaries, as the case may be.

(c)           No Arrangement Not Deductible Under § 280G or 162(m).  There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by National or any Subsidiary of National as the case may be, by reason of:

(1)           Section 280G of the Code (or any corresponding provision of state, local or foreign tax law); or

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(2)           Section 162(m) of the Code (or any corresponding provision of state, local or foreign tax law).

(d)           No Waivers or Extensions of Filing.  Neither National nor any of its Subsidiaries has granted (or is subject to) any waiver or extension that is currently in effect of the period of limitations for the assessment, collection or payment of any Tax or the filing of any Tax Return.

(e)           No Unpaid Assessments.  No material unpaid Tax assessment, deficiency or adjustment has been assessed against or with respect to National or any of its Subsidiaries by any Governmental Entity.  No Tax Return concerning or relating to National or any of its Subsidiaries or their respective operations has been audited or examined by any Governmental Entity for any period beginning after August 25, 2007, nor is any audit, claim, suit, investigation or examination in process or pending, and neither National nor any of its Subsidiaries has been notified of any (i) request for such an audit or other examination, or (ii) request for any information related to Tax matters.  Neither National nor any of its Subsidiaries reasonably expects any Governmental Entity to assess any additional Taxes for any period for which Tax Returns have been filed.  Neither National nor any of its Subsidiaries is a party to any action or proceeding for the assessment or collection of Taxes.  Each of National and its Subsidiaries has made available to Buyer correct and complete copies of all income and other material Tax Returns, examination reports and statements of deficiencies filed, assessed against or agreed to by National or its Subsidiaries, as the case may be, since August 25, 2007.

(f)            Partnership Status.  National and each of its Subsidiaries has at all times since its formation been treated and taxed as either a partnership or a disregarded entity for United States federal income tax purposes and neither National nor any of its Subsidiaries has ever been treated as a publicly traded partnership within the meaning of Section 7704 of the Code.  National Disclosure Schedule 3.9(f) currently identifies the status, for federal income tax purposes, of National and each of its Subsidiaries.

(g)           No Tax Group.  Neither National nor any of its Subsidiaries has ever been a member of a combined, consolidated, affiliated or unitary group for any Tax purposes, other than, with respect to any of the Subsidiaries of National, the group of which it currently is a member.

(h)           Amounts Accounted For In Periods.  Neither National nor any of its Subsidiaries has agreed to or will be required to include any amount in income for any taxable period ending after the Closing Date (i) as a result of a change in accounting method, whether pursuant to Section 481(a) of the Code or any similar provision of law or otherwise, for any taxable period ending on or before the Closing Date or (ii) pursuant to any agreement with any Governmental Entity with respect to any taxable period, and neither National nor any of its Subsidiaries will be required to make such an adjustment to its income as a result of the transactions contemplated by this Agreement. There is no application pending with any Governmental Entity by or on behalf of National or any of its Subsidiaries requesting permission for any change in any accounting methods for Tax purposes.  Neither National nor any of its Subsidiaries will be required to include in any period ending after the Closing Date any income that accrued in a prior period but was not recognized in any prior period as a result of the

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installment method of accounting or otherwise, and no Governmental Entity has proposed any such adjustment or change in accounting period.

(i)            No Unresolved Governmental Tax Claims.  No written claim has ever been made by any Governmental Entity in any jurisdiction in which National or any of its Subsidiaries does not file Tax Returns that National or any of its Subsidiaries is or may be is subject to taxation by that jurisdiction and that has not been resolved.

(j)            No Tax Agreements.  Neither National nor any of its Subsidiaries is a party to or has any obligation under any Tax sharing, Tax indemnity, Tax allocation or similar agreement or arrangement (whether or not written).

(k)           No Closing Agreements, etc.  National and its Subsidiaries will not be required to include any amount in taxable income or exclude any item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (b) any installment sale or open transaction disposition made on or prior to the Closing Date, or (c) any prepaid amount received on or prior to the Closing Date, nor has National or any of its Subsidiaries granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(l)            No Tax Shelters or Reportable Transactions.  Neither National nor any of its Subsidiaries has ever participated in a “potentially abusive tax shelter” transaction or a “reportable transaction” within the meaning of Treas. Reg. Section 1.6011 4 or any “tax shelter” within the meaning of Section 6662 of the Code.

(m)          No Code Section 355 or 361 Transactions.  Neither National nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction (i) that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code or (ii) that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(n)           No CFC or PFIC Status.  None of National’s Subsidiaries is, or has been since its incorporation, a controlled foreign corporation within the meaning of Section 957 of the Code or a passive foreign investment company within the meaning of Section 1297 of the Code.

(o)           No USRPHC.  Neither National nor any of its Subsidiaries is, or has been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)           Section 754 Elections.  A valid election under Section 754 of the Code has been made by or on behalf of National and each of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes.

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3.10         Contracts and Commitments.

(a)           Material Contracts.  National Disclosure Schedule 3.10(a) sets forth as of the date of this Agreement all Material Contracts to which either National or any of its Subsidiaries is a party or by which any of them or their assets or properties are otherwise bound.  Each Material Contract is:

(1)           a legal, valid and binding obligation of National or its Subsidiaries and, to the Knowledge of National, a legal, valid and binding obligation of each other party thereto; and

(2)           in full force and effect and is enforceable in accordance with their respective terms (except as such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and limitations on the availability of equitable remedies).

(b)           Parties Have Performed Contracts.  Neither National nor any Subsidiary of National nor, to the Knowledge of National, any other party to the Material Contracts is in default under or in breach or violation of, nor in receipt of any claim of default or breach under, any Material Contract.  No party to any Material Contract has given National or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under, or not renew, any Material Contract.  Since May 26, 2010 as to each current Material Contract, there has not occurred any event or events that, with the lapse of time or the giving of notice or both, would constitute a default by National or any of its Subsidiaries (or to National’s Knowledge a default by any other party thereto) thereunder, or permit the termination of, any such Material Contract.

3.11         Proprietary Rights.

(a)           Registered Rights.  National Disclosure Schedule 3.11(a) sets forth all of the patents and patent applications, registered trademarks, and applications, material unregistered trademarks, and copyright registrations and applications owned by National and its Subsidiaries.

(b)           Rights To Use Intellectual Property.  As used herein, the term “Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections related to: (i) trademarks, service marks, domain names, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services and the goodwill associated therewith, whether registered, unregistered, or intent-to-use applications, and all issuances, extensions, renewals of such registrations and applications in the United States and any foreign country; (ii) all copyrights and copyrightable material fixed in a tangible medium whether or not formally registered or applied to be registered including advertisements, package designs, and software; (iii) confidential information, formulas, designs, devices, technology, know-how, research and development, methods, processes, customer lists, supplier lists, and other trade secrets whether or not patentable that are material to the operations of the business, of National and its Subsidiaries; and (iv) patents, pending patent applications, patentable subject matter whether or not included in a patent application, and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, and renewals of such patents

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and applications both in the United States and in any foreign country as well as the rights to sue and enforce against third parties for infringement for any of the foregoing, and to collect for past and present damages.  National Disclosure Schedule 3.11(a) denotes which registered (or pending applications for registration) Intellectual Property is owned by National and its Subsidiaries (“Owned Intellectual Property”) and which is licensed to National and its Subsidiaries (excluding off-the shelf third-party software) (“Licensed Intellectual Property”) (collectively, the Owned Intellectual Property and the Licensed Intellectual Property constituting “National Intellectual Property”).  National and its Subsidiaries have the right to enter into this Agreement to enable the National Intellectual Property to be used and owned after the Closing in the same manner as National did prior to the Closing.

(c)           Validity of Intellectual Property and Related Agreements.  To the Knowledge of National, all Owned Intellectual Property that is registered or has pending applications is valid and subsisting, and any agreements relating to the Owned Intellectual Property or the Licensed Intellectual Property (“IP Agreements”) are valid, binding, and enforceable between the parties thereto, and National and, to its Knowledge, the other parties thereto are in material compliance with the terms and conditions of such IP Agreements.  To the Knowledge of National, the execution and delivery or effectiveness of this Agreement or the performance or obligations under this Agreement will not cause National to be in breach of any IP Agreements and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to such IP Agreements, or give any party to any IP Agreement the right to do any of the foregoing, except where such breach would not, individually or in the aggregate be reasonably expected to have a Material Adverse Effect.

(d)           No Infringement.  To the Knowledge of National, the use of the National Intellectual Property by National and its Subsidiaries does not infringe upon or misappropriate any Intellectual Property rights of any other Person and, since December 31, 2007, National has not received any demand, claim or notice from any Person with respect to the Intellectual Property which challenges the validity of any Owned Intellectual Property.  To the Knowledge of National as of the date of this Agreement, no other Person is infringing upon or misappropriating any Owned Intellectual Property and to the Knowledge of National there is no reasonable basis for such claims.  No registered trademark or service mark owned by National or its Subsidiaries is involved in the United States in any opposition, cancellation or equivalent proceeding, and, as of the date of this Agreement, to the Knowledge of National, no such action has been threatened.  To the Knowledge of National, no patent owned by National is involved in the United States in any interference, reissue, reexamination or equivalent proceeding.

(e)           No Licenses Granted to Others.  As of the date of this Agreement, National has not granted a license to any Person to use any Owned Intellectual Property other than such licenses granted to customers in the ordinary course of business.

(f)            Confidential Information.  To the Knowledge of National, National has taken all reasonable steps to protect and preserve the confidentiality of all confidential or trade secret information included in the National Intellectual Property that to the Knowledge of National would have a Material impact on the business of National.  National has complied with all Applicable Laws and National’s internal privacy policies relating to the use, collection,

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storage, disclosure, and transfer of any personal information collected by National or by third parties having authorized access to the records of National.  National and its Subsidiaries have not transferred ownership of any Intellectual Property to any third party, or knowingly permitted National’s rights in any Intellectual Property to enter the public domain.

3.12         Litigation; Proceedings.  To the Knowledge of National there is no material pending claim, charge, complaint, grievance, action, suit, proceeding, hearing, or arbitration threatened against or involving National or any of its Subsidiaries, whether at law or in equity, whether civil or criminal in nature, by any Person or Governmental Entity before any arbitrator or Governmental Entity.  To the Knowledge of National as of the date of this Agreement, there are no material investigations relating to National or any of its Subsidiaries pending or threatened by or before any arbitrator or any Governmental Entity.

3.13         Employee Benefits.

(a)           As used herein, the term “Employee Benefit Plan” includes any pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock option, bonus, incentive, vacation pay, tuition reimbursement, severance pay, or other employee benefit plan, trust, agreement, contract, policy or commitment (including, without limitation, any pension plan, as defined in Section 3(2) of ERISA (“Pension Plan”), and any welfare plan as defined in Section 3(1) of ERISA (“Welfare Plan”)), whether any of the foregoing is funded, insured or self-funded, written or oral, (i) sponsored or maintained by National, or any of its affiliates, to the extent such affiliate is described in Code Section 414(b), (c) or (m) and corresponding Treasury Regulations (each a “Controlled Group Member”) and covering any Controlled Group Member’s active or former employees (or their beneficiaries), (ii) to which any Controlled Group Member is a party or by which any Controlled Group Member (or any of the rights, properties or assets thereof) is bound, or (iii) with respect to which any Controlled Group Member has made any payments, contributions or commitments or may otherwise have any liability (whether or not such Controlled Group Member still maintains such Employee Benefit Plan).  Each Employee Benefit Plan is listed on National Disclosure Schedule 3.13.

(b)           No Controlled Group Member sponsors, maintains or has established any Welfare Plan which provides for continuing benefits or coverage for any participant or any beneficiary of a participant after such participant’s termination of employment, except as may be required by Code Section 4980B or Section 601 (et seq.) of ERISA (“COBRA”), or under any applicable state law, and at the expense of the participant or the beneficiary of the participant.

(c)           Each Employee Benefit Plan sponsored by a Controlled Group Member complies in all material respects with the applicable requirements of ERISA, the Code and any other Applicable Law governing such Employee Benefit Plan, and each Employee Benefit Plan sponsored by a Controlled Group Member has at all times been properly administered in all material respects in accordance with all such requirements of Applicable Law, and in accordance with its terms and the terms of any applicable collective bargaining agreement to the extent consistent with all such requirements of Applicable Law.  Each Employee Benefit Plan sponsored by a Controlled Group Member which is intended to be qualified is qualified under Code section 401(a), has received a favorable determination letter from the Internal Revenue

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Service (“IRS”) stating that such Employee Benefit Plan meets the requirements of Code section 401(a) and that the trust associated with such Employee Benefit Plan is tax-exempt under Code section 501(a) and to the Knowledge of National no event has occurred which would jeopardize the qualified status of any such plan or the tax exempt status of any such trust under Sections 401(a) and 501(a) of the Code, respectively.  To the Knowledge of National no lawsuits, claims or complaints to, or by, any person or governmental entity have been filed or are pending and, to the Knowledge of National, there are no facts or contemplated events which could be expected to give rise to any such lawsuit, claim (other than routine claims for benefits) or complaint with respect to any Employee Benefit Plan.  There are, and have been, no audits by any governmental agency with respect to any Employee Benefit Plan.  Without limiting the foregoing, the following are true with respect to each Employee Benefit Plan:

(1)           all Controlled Group Members have filed or caused to be filed every material return, report statement, notice, declaration and other document required by any law or governmental agency, federal, state and local (including, without limitation, the IRS and the Department of Labor) with respect to each such Employee Benefit Plan (except where failure to file in combination with any other failures described in this Section 3.13(c) would not reasonably be expected to be Material), each of such filings has been complete and accurate in all material respects and no Controlled Group Member has incurred any liability in connection with such filings in all cases is a Member that would be Material;

(2)           all Controlled Group Members have delivered or caused to be delivered to every participant, beneficiary and other party entitled to such material, all Material plan descriptions, returns, reports, schedules, notices, statements and similar materials, including, without limitation, summary plan descriptions and summary annual reports, as are required under Title I of ERISA, the Code, or both (except where failure to deliver in combination with any other failures described in this Section 3.13(c) would not reasonably be expected to be Material), and no Controlled Group Member has incurred any Material liability in connection with such requirements;

(3)           no Controlled Group Member is delinquent in making contributions or payments to or in respect of any such Employee Benefit Plan as to which such Controlled Group Member is obligated to make contributions or payments (without regard to any waiver granted by the IRS under Code section 412), nor has any Controlled Group Member failed to pay any assessments made with respect to any such Employee Benefit Plan (except where such delinquency or failure in combination with any other failures described in this Section 3.13(c) would not reasonably be expected to be Material).  All contributions and  payments (including salary deferral contributions elected by employees) with respect to such Employee Benefit Plans that are due and owing or required to be made by a Controlled Group Member with respect to periods ending on or before the Closing Date (including periods from the first day of the current plan year or policy year to the Closing Date) have been, or will be, made before the Closing Date in accordance with the appropriate plan document, actuarial report, collective bargaining agreements or insurance contracts or arrangements or as otherwise required by ERISA or the Code; and

(4)           with respect to each such Employee Benefit Plan, to the extent applicable, National has made available though the Data Room or otherwise to Buyer true and

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complete copies of (a) all plan documents, or any and all other documents that establish the existence of the plan, trust, arrangement, contract, policy or commitment and all amendments thereto, (b) the most recent determination letter, if any, received from the IRS and the application filed with respect thereto, (c) the three (3) most recent Form 5500 Annual Report (and all schedules and reports relating thereto) and actuarial reports, and (d) all related trust agreements, insurance contracts or other funding agreements that implement each such Employee Benefit Plan.

(d)           With respect to each Employee Benefit Plan sponsored by any Controlled Group Member, there has not occurred, and no person or entity is contractually bound to enter into, any “prohibited transaction” within the meaning of Section 4975(c) of the Code or Section 406 of ERISA, which transaction is not exempt under Section 4975(d) of the Code or Section 408 of ERISA.  Each Employee Benefit Plan that is a “group health plan” (as defined in ERISA section 607(1) or Code section 5001(b)(1)) has been operated at all times in material compliance with COBRA, the Health Insurance Portability and Accountability Act of 1996 and any related regulation or applicable similar state law.

(e)           To the Knowledge of National there has not been any “Reportable Event,” as described in Section 4043 of ERISA, with respect to any Employee Benefit Plan sponsored by a Controlled Group Member (other than such events for which the thirty (30) day notification period has been waived by the Pension Benefit Guaranty Corporation (“PBGC”)) subject to Title IV of ERISA.

(f)            No Controlled Group Member has incurred: (i) any liability to the PBGC or to a trust (for plan terminations instituted prior to December 18, 1987) described in Section 4049 of ERISA (prior to its repeal), (ii) any multiemployer plan (as defined in Section 4001(a)(3) of ERISA (“Multiemployer Plan”)) withdrawal liability (and no event has occurred which, with the giving of the notice under Section 4219 of ERISA, would result in such liability) under Section 4201 of ERISA as a result of a complete or partial withdrawal (within the meaning of Sections 4203 or 4205 of ERISA, respectively) from, or on behalf of, a Multiemployer Plan, or (iii) any other liability under Title IV of ERISA.

(g)           No Controlled Group Member or any organization which is a successor or parent corporation of such entities, within the meaning of ERISA Section 4069(b), has engaged in a transaction described in ERISA Section 4069.

(h)           With respect to each Employee Benefit Plan maintained by any Controlled Group Member, such plan permits the plan sponsor to amend or terminate the plan at any time and without any liability, subject to the applicable requirements of ERISA and the Code for plan termination.

(i)            No assets of, and no assets managed by, National constitute “plan assets” as defined in 29 C.F.R. Section 2510.3-101, and none of the transactions contemplated by this Agreement (including those transactions occurring after the Closing) will constitute a “prohibited transaction” within the meaning of Section 4975(c) of the Code or Section 406 of ERISA, which transaction is not exempt under Section 4975(d) of the Code or Section 408 of ERISA.

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(j)            The consummation of the transactions contemplated by this Agreement will not: (i) entitle any current or former employee of National to severance pay, unemployment compensation or any similar payment; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to, or in respect of, any current or former employee of National; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Code section 280(G).

(k)           Each Employee Benefit Plan that is a nonqualified deferred compensation plan (as defined under Section 409A of the Code) has been operated and administered in good faith compliance with Section 409A of the Code.

(l)            No payments to be made to any executive or individual in connection with, or as a result of, the transactions contemplated by this Agreement will be non-deductible or result in an excise tax payment under Section 280G of the Code.

3.14         Securities Laws.

(a)           Each of the reports, schedules, forms, statements and other documents filed by National with the SEC in the last 12 months (“National SEC Documents”), as amended prior to the date of this Agreement, complied as to form in all material respects with, to the extent in effect at the time of filing, the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such National SEC Documents, and none of the National SEC Documents when filed or, if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, which individually or in the aggregate would require an amendment, supplement or correction to such National SEC Documents;

(b)           National maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) to ensure that material information relating to National and its Subsidiaries is made known to its principal executive officer, principal financial officer and principal accounting officer.  Each of the financial statements (including the related notes) of National included in the National SEC Documents complied at the time it was filed as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing;

(c)           Neither National nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among National and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any Material transaction involving, or Material liabilities of, National or any of its Subsidiaries in National’s or such Subsidiary’s published financial statements or other National SEC Documents; and

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(d)           None of the Subsidiaries of National are, or have at any time in the last 12 months been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

3.15         Compliance with Laws.  Since August 25, 2007:

(a)           each of National and its Subsidiaries has complied with, is in compliance with and has operated its business and maintained its assets in compliance with, all Applicable Laws in all respects, except where such non-compliance would not, individually or in the aggregate be reasonably expected to have a material impact on the business of National and its Subsidiaries taken as a whole;

(b)           each of National and its Subsidiaries holds all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities used or necessary for the lawful conduct of its respective business as presently conducted, except for such permits, licenses, variances, exemptions, orders, franchises and approvals the failure of which to hold would not, individually or in the aggregate be reasonably expected to have a material impact on the business of National and its Subsidiaries (the “National Permits”).  The National Permits are valid and in full force and effect, and National and each of its Subsidiaries are in all material respects in compliance with the terms of the National Permits.  Set forth on National Disclosure Schedule 3.15(b) is a list of all Material National Permits; and

(c)           neither National nor any of its Subsidiaries has received written notice to the effect that a Governmental Entity (i) claimed or alleged that National or any of its Subsidiaries was not in compliance with any Applicable Laws applicable to National or any Subsidiary of National or any of their respective assets or business operations, or (ii) was considering the amendment, termination, revocation or cancellation of any material National Permit except , in each case, where such notice would not reasonably be expected to have a Material Adverse Effect.  The consummation of the transactions contemplated by this Agreement will not cause the revocation or cancellation of any National Permit.

3.16         Environmental Matters.  The representations and warranties in this Section 3.16 are to the Knowledge of National.

(a)           The real property and facilities owned, leased or operated by National and its Subsidiaries and the operations of National and its Subsidiaries are and have been in compliance with applicable Environmental Laws, except where noncompliance would not result in National or any Subsidiary of National incurring Material liabilities.

(b)           No judicial or administrative proceeding has been instituted that is currently pending, nor has a Governmental Entity or any person threatened by written notice to bring a proceeding against National or any Subsidiary alleging the violation of, or liability under, any Environmental Law, that is reasonably likely to result in National or any Subsidiary of National incurring Material liabilities.

(c)           All permits required to conduct the operations of National pursuant to Environmental Laws have been duly obtained or an application has been made and the subject permit has been administratively extended pending the new permit issuance, and National and

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each of its Subsidiaries is in compliance with such permits except to the extent that failure to obtain a permit or comply with a permit would not reasonably be likely to result in National or any Subsidiary of National incurring Material liabilities.

(d)           Neither National nor any of its Subsidiaries has stored, disposed of, arranged for or allowed the disposal of, transported or handled any Hazardous Materials in a manner that would reasonably be likely to result in National or any Subsidiary of National incurring Material liabilities under applicable Environmental Laws.

(e)           Hazardous Materials are not present at any real property or facilities currently or formerly owned, leased or operated by National or any of its Subsidiaries in a condition that violates any applicable Environmental Law, and in a manner that would reasonably be likely to result in National or any Subsidiary of National incurring Material liabilities.

(f)            National has provided in the Data Room all material non-privileged documents in National’s or any of its Subsidiaries’ possession or reasonable control relating to (A) the environmental condition of real property currently or formerly owned, leased or operated by National or any of its Subsidiaries and (B) any actual or potential material liabilities or obligations of National or any of its Subsidiaries arising under or related to Environmental Laws.

(g)           Neither National nor any Subsidiary has received any written notification from any Governmental Entity directing National or such Subsidiary that:

(1)           it is a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. sections 9601 et. seq.; and

(2)           any real property or facility currently or formerly owned, leased or operated by National or any Subsidiary is identified or proposed for listing as a federal National Priorities List pursuant to the Comprehensive Environmental Response, Compensation and Liability Act.

(h)           Neither National nor any Subsidiary has been requested to share in the costs of upgrades or expansions of publicly-owned treatment works beyond fees charged to National or any Subsidiary by the publicly-owned treatment works, except as provided in National Disclosure Schedule 3.16(h).

(i)            Neither National nor any Subsidiary has expressly and contractually assumed the liabilities of any other Person that reasonably could result in National or any Subsidiary incurring material liabilities under or pursuant to any applicable Environmental Law.

(j)            The transactions contemplated by this Agreement do not require the consent of any Governmental Entity under or pursuant to any applicable Environmental Law, except as provided in National Disclosure Schedule 3.16(j).

(k)           National and each Subsidiary has obtained adequate supplies of water necessary to carry on its business as presently conducted, and as presently proposed to be

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conducted and there are no pending or threatened claims or proceedings seeking to curtail or revoke such rights.

(l)            “Environmental Laws” means: (i) all federal, state and local laws (including common law), statutes, codes, ordinances, rules, and regulations and (ii) all permits, orders, decrees, determinations, judgments or binding agreements issued, promulgated or entered into by or between National or a Subsidiary and any Governmental Entity or issued by any Governmental Entity to National or to any Subsidiary, in each case relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) and natural resources, including laws and regulations relating to exposure to, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, handling of or exposure to Hazardous Materials.  Environmental Laws include the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Oil Pollution Act, the Safe Drinking Water Act, the Hazardous Material Transportation Act, the Toxic Substances Control Act, and the Federal Insecticide Fungicide and Rodenticide Act.

(m)          “Hazardous Materials” means any substance, material or waste defined as, or otherwise characterized as, “toxic,” “hazardous,” a “pollutant,” a “contaminant” or words of similar meaning or effect under any applicable Environmental Law, including, without limitation, petroleum or any fraction thereof.

(n)           “Release” means any release as that term is defined at 42 U.S.C. 9601(22).

3.17         Employees.

(a)           Wage and Employment Laws.  To the Knowledge of National each of National and its Subsidiaries is in compliance in all material respects with all Applicable Laws relating to the employment of personnel and labor, including provisions thereof relating to wages and hours, equal opportunity, collective bargaining, plant closing and mass layoff, health and safety, immigration and the payment of social security and other taxes, except where noncompliance with any Applicable Law by National or its Subsidiaries would not reasonably be expected to have a Material Adverse Effect.

(b)           Labor Unions.  National Disclosure Schedule 3.17(b) lists each collective bargaining agreement or other collective labor contract or industrial instrument to which National or any Subsidiary is a party.  To the Knowledge of National all of the collective bargaining agreements or other collective labor contracts or industrial instruments set forth on National Disclosure Schedule 3.17(b) have, since August 6, 2003, been duly ratified, certified or approved by the parties having authority to ratify, certify or approve of the collective agreements or other collective labor contracts or industrial instruments.  To the Knowledge of National, except for those unions which are parties to one or more of the listed collective bargaining agreements:

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(1)           neither National nor any of its Subsidiaries has agreed to recognize any union or other collective bargaining representative; and

(2)           as of the date of this Agreement, no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of its employees.

All employees covered by the collective bargaining agreements or other collective labor contracts or industrial instruments listed on National Disclosure Schedule 3.17(b) are employees of National or its Subsidiaries as of the date of this Agreement.

(c)           No Strikes, Proceedings and Complaints.  Except as set forth on National Disclosure Schedule 3.17(c), as of the date of this Agreement, to National’s Knowledge there are no pending (including current) or threatened in writing by a Governmental Entity against or affecting National or any Subsidiary:

(1)           labor strikes, slowdowns, lockouts, representation or certification campaigns, or work stoppages with respect to employees of National or any of its Subsidiaries;

(2)           material grievance or arbitration proceedings, written decisions, letter agreements or settlement agreements arising out of collective bargaining agreements to which National or any of its Subsidiaries is a party;

(3)           material unfair labor practices or unfair labor practice charges or complaints before the National Labor Relations Board or other Governmental Entity responsible for regulating labor relations; or

(4)           charges, complaints or proceedings before the Equal Employment Opportunity Commission, Department of Labor or any other Governmental Entity responsible for regulating employment practices that would reasonably be expected to have a Material Adverse Effect.

(d)           No Plant Closings and Layoffs.  Since August 28, 2010, there have not been any plant closings, mass layoffs or other terminations of employees of National or any of its Subsidiaries which would create any liabilities for National or any of its Subsidiaries under the WARN Act or similar Applicable Laws.

3.18         No Brokers.  No broker, finder, financial advisor, investment banker or other Person is entitled to any investment banking, brokerage, finder’s, financial advisor’s or other similar payment in connection with the origination, negotiation or consummation of the transactions contemplated by this Agreement that will be the obligation of National or any of its Subsidiaries.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedule, which may address and supplement any item in this Article IV (subject to Section 8.18(e)) Buyer represents and warrants to Sellers and New Kleinco that the representations and warranties contained in this Article IV are true and correct as of the date of this Agreement and as of the Closing Time.

4.1           Organization and Power.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, and has all requisite power and authority to carry on its business as presently conducted and as presently proposed to be conducted by it.  Buyer is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the nature of the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated under this Agreement or perform its obligations under this Agreement.

4.2           Authorization of Transaction.  Buyer has full power and authority to execute and deliver this Agreement and all other Transaction Documents to which it is a party and to perform its obligations under this Agreement and the Transaction Documents.  No other proceedings or actions on the part of Buyer are necessary to approve and authorize Buyer’s execution and delivery of this Agreement or any other Transaction Documents to which it is or will be a party or the performance of its obligations under this Agreement or the Transaction Documents.  This Agreement constitutes, and each of the other Transaction Documents to which Buyer is or will be a party will when executed constitute, a valid and binding obligation of Buyer, enforceable against Buyer in the United States in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally and limitations on the availability of equitable remedies.

4.3           Absence of Conflicts.  The execution, delivery and performance by Buyer of the Transaction Documents to which Buyer is a party do not, and the consummation of the transactions contemplated by this Agreement and compliance with the terms of this Agreement will not, subject to obtaining the Consents, approvals, authorizations and permits and making the filings described in Section 4.4 conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a Lien or right of modification, termination, cancellation or acceleration of any obligation or loss of a benefit under, or require that any Consent be obtained or any notice be given with respect to:

(a)           any of the terms, conditions or provisions of Buyer’s certificate of incorporation or bylaws;

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(b)           any order, writ, judgment, injunction, decree, statute, law, rule or regulation of any Governmental Entity applicable to Buyer or by which or to which any portion of its respective properties or assets is bound or subject;

(c)           any material agreement of Buyer; or

(d)           any properties or assets of Buyer;

except, with respect to each of clauses (a), (b), (c) and (d), the violations, conflicts, breaches or defaults as would not reasonably be expected to materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated under this Agreement or perform its obligations under this Agreement.

4.4           No Consents.  No Consent, registration, declaration, or filing with any Governmental Entity or any other Person is required by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which either of them is a party or the consummation by Buyer of the contemplated transactions, except for:

(a)           the filings required under the HSR Act and the Antitrust Laws of applicable foreign jurisdictions; and

(b)           other Consents, approvals, orders, authorizations, registrations, declarations, filings, notices or permits the failure of which to be obtained or made would not reasonably be expected to materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated under this Agreement or perform its obligations under this Agreement.

4.5           Litigation.  As of the date of this Agreement, there are no actions, suits, proceedings, orders or investigations pending (or, to Buyer’s Knowledge, threatened) against or affecting Buyer at law or in equity, or before or by any Governmental Entity, which could reasonably be expected to materially adversely affect the ability of Buyer to timely consummate any of the transactions contemplated under this Agreement or perform its obligations under this Agreement.

4.6           Financial Ability.  Buyer has the financial ability to consummate the transactions contemplated by this Agreement using Buyer’s financial resources without delay or restriction.

4.7           No Knowledge of Misrepresentations or Omissions.  As of the date of this Agreement and at Closing, Buyer has had the opportunity and has reviewed all due diligence information of National, Sellers and New Kleinco in the Data Room and otherwise disclosed to Buyer and Buyer is not aware that any of the representations and warranties or certificates of Sellers, New Kleinco and National in this Agreement, Sellers Disclosure Schedule and National Disclosure Schedule (including updated schedules to the extent delivered hereunder) are untrue or incorrect, individually or in the aggregate, in any respect, and do, individually or in the aggregate, contain any material errors in, or material omissions from, the National Disclosure Schedule to this Agreement which would result in a material misrepresentation to Buyer;

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provided, however, that Buyer shall have no responsibility for the accuracy of such due diligence information, representations or warranties; and provided, further, that such due diligence information shall not affect Buyer’s right to terminate this Agreement pursuant to Section 7.1(c).

ARTICLE V

COVENANTS

5.1           Conduct of Business.  Except as required by Applicable Laws or as contemplated by or otherwise permitted or required under this Agreement or in National Disclosure Schedule 5.1 or to the extent that Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), from and after the date of this Agreement until the Closing, National shall not (and shall not permit any of its Subsidiaries to):

(a)           Ordinary Course of Business.  Fail to act in the ordinary course of business consistent with past practice to:

(1)           preserve intact National’s and each of its Subsidiaries’ business organizations in all material respects; and

(2)           preserve each of its goodwill, relationships and rights with employees, agents, independent contractors, creditors, business partners, customers, suppliers and others dealings with it;

(b)           Maintenance of Assets.  Fail to maintain the properties and assets of National and each of its Subsidiaries in good working condition except for ordinary wear and tear, or fail to maintain supplies in quantities consistent with historical practices;

(c)           Amendments of Material Contracts.  Except for amendments, terminations or non-renewals in the ordinary course of business consistent with past practice, modify or amend in any material respect, terminate or fail to renew any Material Contract, or waive, release or assign any material rights or material claims thereunder or enter into any contract that would be a Material Contract if it were in effect on the date of this Agreement;

(d)           Restructuring Plans.  Adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reclassification or other reorganization of National or any of its material Subsidiaries;

(e)           Officer, Director, Employee Compensation.  (i) Make or offer to make any change in the compensation (or benefits) payable or to become payable to any of its officers, directors, employees, agents or consultants or to Persons providing management services, other than with respect to non-officer employees in the ordinary course of business consistent with past practice; (ii) enter into, adopt, amend or terminate any employment, severance, Tax gross-up, consulting, termination, collective bargaining, bonus, profit-sharing, compensation, indemnification, stock option, pension, retirement, vacation, deferred compensation or other agreement or Employee Benefit Plan; (iii) make any loans to any of its officers, directors, employees, Affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an Employee Benefit

29

Plan or otherwise; or (iv) take any action to accelerate any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any Employee Benefit Plan;

(f)            Transfer of Assets.  Sell, lease, license, exchange or otherwise transfer (by merger or otherwise) or dispose of, or voluntarily mortgage, pledge or subject to any Lien, other than Permitted Encumbrances, any of the properties or assets of National or any of its Subsidiaries other than in the ordinary course of business, consistent with past practice;

(g)           Benefit Plans.  Except pursuant to the terms of the Employee Benefit Plans or other agreement in effect as of the date of this Agreement: (i) pay any pension or retirement allowance to any officer, director, employee of National or any of its Subsidiaries or (ii) pay, offer to pay or agree to pay or make any arrangement for payment to any officers, directors or employees of National or any of its Subsidiaries of any amount relating to unused vacation days (except payments and accruals made in the ordinary course of business consistent with past practice);

(h)           Intellectual Property Rights.  (i) Transfer or grant any rights or licenses under, or (ii) enter into any settlement regarding the breach or infringement of, any United States or foreign license of any Intellectual Property, or (iii) modify any existing rights with respect thereto or (iv) enter into any licensing or similar agreements or arrangements other than with respect to clause (iv), in the ordinary course of business consistent with past practice;

(i)            Accounting Principles.  Except as required by GAAP, change any of the accounting methods, principles or practices used by National or any of its Subsidiaries that would impact the financial statements of National or any of its Subsidiaries;

(j)            Billing and Collection Practices.  Change, in any general way, any of its practices, policies, procedures or timing of the collection of accounts receivable, billing of its customers, payment terms, cash collections, cash payments, or terms with vendors, which shall not restrict National’s ability to deal with any individual customer or vendor in the ordinary course of business consistent with past practice;

(k)           Claim Settlement.  Pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) (i) related to products, that individually exceeds $500,000, or in the aggregate exceed $7,000,000 or (ii) not related to products, that individually exceeds $750,000;

(l)            Distributions.  Make any distributions to its Members, other than a distribution that is (i) required to be made pursuant to Section 5.2.1 (Tax Distributions) and Section 5.2.2 (Priority Return Distributions) of the National Limited Liability Company Agreement, which, in the case of any year end distribution or interim period true up distribution, shall be as determined from the taxable income calculation determined by National’s outside tax preparer, (ii) consistent with past practice, and (iii) permitted under the Credit Agreement;

(m)          Securities.  (i) Offer, issue, sell, transfer, pledge, dispose of, encumber or grant rights with respect to (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any member interests of any class

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or any securities convertible into or exercisable or exchangeable for member interests of any class (except for pledges of capital stock or securities under the Credit Agreement and other than the issuance of certificates in replacement of lost certificates); (ii) adjust or reclassify any of its equity securities or issue new equity securities or any right, option, warrant or right of any kind to acquire any equity securities of National;

(n)                                 Redemptions.  Other than the Put, redeem or otherwise acquire any of its respective ownership interests or securities, as applicable;

(o)                                 Organizational Documents.  Change or amend its Organizational Documents; provided, that National may amend the National Limited Liability Company Agreement by the adoption of the Restated LLC Agreement;

(p)                                 Indebtedness.  Except (i) under the Credit Agreement in the ordinary course of business consistent with past practice and (ii) for current liabilities within the meaning of GAAP incurred in the ordinary course of business consistent with past practice, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course of business consistent with past practice) or make any loans, advances or capital contributions to, or investments in, any Person (other than among National and its Subsidiaries and among such Subsidiaries, in the ordinary course of business consistent with past practice);

(q)                                 Tax Matters.  Make any settlement of or compromise any Tax liability, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), change in any material respect any Tax election or Tax method of accounting, make any new Tax election (other than pursuant to Section 6.2(i)), or adopt any new Tax method of accounting;

(r)                                    Capital Expenditures.  Make any capital expenditure or enter into any capital expenditure commitment other than (i) as set forth in the budget dated July 6, 2011 previously provided to Buyer and set forth on National Disclosure Schedule 5.1(r) (the “Capital Expenditure Budget”) or (ii) any commitment not reflected in the Capital Expenditure Budget and not in excess of (x) for maintenance purposes, $5,000,000 individually, (y) for regulatory purposes, $2,000,000 individually or (z) for growth or expansion purposes, $1,000,000 individually or $5,000,000 in the aggregate; and

(s)                                  Authorization of Above Actions.  Authorize any of, or commit or agree to take any of, the foregoing actions.

5.2                                 Information.

(a)                                  Protected Information.  National and the Sellers shall (i) afford to Buyer and its officers, directors and such of its employees, accountants, consultants, legal counsel, agents and other representatives as are assisting Buyer in connection with the transactions contemplated by this Agreement, reasonable access to the officers, employees, accountants, consultants, agents, representatives, properties, offices and facilities of National and its

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Subsidiaries and to their respective books and records all of which shall be subject to the approval of the CEO of National, which shall not be unreasonably withheld, (ii) permit Buyer, subject to the approval of the CEO of National, which shall not be unreasonably withheld, to make such inspections (including non-invasive environmental site assessments) as it may request and (iii) cooperate with Buyer and its representatives in connection therewith.  Prior to the Closing Date, neither National nor any of its Subsidiaries shall be required to grant access or furnish information to Buyer, its Affiliates or any of their respective representatives to the extent that the access or the furnishing of the information is prohibited by Applicable Laws.  Further access shall not be given to the proprietary business strategy and monitoring formula and process developed by the management of National.

(b)                                 All information provided pursuant to this Section 5.2 shall remain subject in all respects to the Confidentiality Agreement.  The Confidentiality Agreement as to information of National shall terminate upon Closing, provided that all information about the Sellers shall remain subject to the Confidentiality Agreement.

5.3                                 Consents.  After the date of this Agreement and prior to the Closing, National shall use its reasonable best efforts, but excluding making any expenditures or payments to any third party, to obtain the Consent, in form and substance reasonably satisfactory to Buyer, from each party to a Material Contract to the extent that it is required to be obtained by National in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents, and transactions contemplated by the Transaction Documents in order for such Material Contracts to remain in full force and effect following the Closing.

5.4                                 Notification by National of Certain Matters.

(a)                                  Prompt Notice.  National, each Seller and New Kleinco shall give prompt written notice to Buyer of:

(1)                                  the occurrence, or failure to occur, of any event of which it has Knowledge that would, individually or in the aggregate, be reasonably likely to cause any representation or warranty of National, such Seller or New Kleinco contained in this Agreement including any disclosures allowed under this Agreement, as provided under paragraph (b) below or in any other Transaction Document to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing determined as if such representation or warranty were made at such time or to such Seller’s, New Kleinco’s or National’s Knowledge, would give rise to the failure of a condition set forth in Section 6.2;

(2)                                  the failure of National, such Seller or New Kleinco to comply with or satisfy in any material respect any covenant or condition to be complied with by it hereunder;

(3)                                  any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(4)                                  any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

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(5)                                  any capital expenditure or capital expenditure commitment not reflected in the Capital Expenditure Budget that is in excess of $1,000,000 regardless of whether Buyer’s consent is required for such expenditure or commitment under Section 5.1.

(b)                                 Effect of Notification.  No notification under paragraph (a) above, and no access, inspection or investigation, or information or notice received, pursuant to this Agreement, shall affect the representations or warranties of the Parties or the conditions to their respective obligations under this Agreement, except as specifically provided in this Agreement, including whether a party has Knowledge.  Sellers, New Kleinco and National shall be entitled to make notification in the form of updates and/or modifications to Sellers’ Disclosure Schedule or National Disclosure Schedule and the notification shall amend and supplement the appropriate schedules previously delivered.  The updated Sellers’ Disclosure Schedule and National Disclosure Schedule shall not affect the determination of satisfaction of the conditions to Closing set forth in Section 6.2(a) or 6.2(b), but is incorporated as part of Sellers’ Disclosure Schedule and the National Disclosure Schedule, as applicable, for purposes of Section 5.10(b) (Limitations of Representations and Warranties) and Section 8.1 (Indemnification) in the determination of whether there has been any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the variance or inaccuracy.

5.5                                 Notification by Buyer of Certain Matters.  Buyer shall give to Sellers prompt written notice of:

(a)                                  the occurrence, or failure to occur, of any event of which Buyer has Knowledge that would be reasonably likely to cause any representation or warranty of Buyer contained in this Agreement or in any other Transaction Document to be untrue or inaccurate in any material respect at any time until the Closing determined as if such representation or warranty were made at that time or to Buyer’s Knowledge would give rise to the failure of a condition set forth in Section 6.3 or Buyer’s Knowledge of information for which Buyer would reasonably have a right to indemnification under Sections 8.1(a), 8.1(b), 8.1(c) or 8.1(d) and of which none of Sellers or National is not already aware;

(b)                                 the failure of Buyer to comply with or satisfy in any material respect any covenant or condition to Closing to be complied with by it hereunder;

(c)                                  any written notice or other written communication from any Person alleging that the Consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(d)                                 any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(e)                                  any occurrence or event to Buyer’s Knowledge which would materially delay or prevent the Closing from occurring including Buyer’s Knowledge or determination of a condition or event that would give rise to the failure of a condition set forth in Section 6.2 or Section 6.3 or be reasonably expected to give Buyer a right to terminate this Agreement under Article VII, in each case, of which none of Sellers or National is not already aware;

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provided, however, that notification under this Section 5.5 shall not affect the representations or warranties of the Parties or the conditions to their respective obligations under this Agreement.

5.6                                 Other Agreements.  Sellers, New Kleinco and National shall cause each of the Transaction Documents, which shall be mutually agreed to by Sellers, New Kleinco, National and Buyer, as applicable, to be executed and delivered by each Person contemplated to be party thereto (other than Buyer), and Buyer shall execute each of the Transaction Documents to which it is contemplated to be a party thereto, in each case, as of the Closing.

5.7                                 Access to Information.  Following the Closing, National shall, and Buyer shall cause National to, hold, consistent with its past practice with respect to record retention, the books and records of National and each Subsidiary of National existing on the Closing Date and not destroy or dispose of any of such books or records for a period of seven (7) years from the Closing, and thereafter, if it desires to destroy or dispose of the books and records, offer first in writing the other Parties at least thirty (30) days prior to the destruction or disposal to surrender them to other Parties or their representatives.  During that seven (7) year period, National shall, and Buyer shall cause National to, during normal business hours, and upon reasonable notice, and subject to Applicable Laws and reasonable requirements to confirm confidentiality and/or applicable legal privileges are maintained, make available to the Sellers, New Kleinco and their respective representatives (including counsel and independent auditors) access to the information, files, documents and records (written and computer) that are not otherwise protected by legal privilege relating to National and its Subsidiaries or any of their businesses or operations for any and all periods prior to the Closing Date that they may require with respect to any reasonable purpose not adverse to National (including, without limitation, any Tax matter) in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person, and shall cooperate reasonably with Sellers, New Kleinco and their respective representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of Sellers or New Kleinco, including, without limitation, by making tax, accounting and financial personnel and other appropriate employees and officers of National and each of its Subsidiaries available to Sellers, New Kleinco and their respective representatives (including counsel and independent auditors), with regard to the reasonable purpose, during normal business hours and provided the foregoing does not interfere with business operations of National or its Subsidiaries.

5.8                                 Governmental Consents.

(a)                                  HSR Filing.  Promptly following the execution of this Agreement, the Parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC and the DOJ the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated in the Transaction Documents.

(b)                                 Other Governmental Entities.  In addition, the Parties shall promptly proceed to prepare and file with the appropriate Governmental Entities such additional requests, reports or notifications as may be required or, in the opinion of Buyer or Sellers, advisable, in connection with this Agreement including under the Antitrust Laws of applicable foreign jurisdictions.

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(c)                                  Cooperation.  With respect to each of the above filings, and any other requests from Governmental Entities, the Parties shall, subject to the other terms of this Agreement, diligently and expeditiously prosecute and use commercially reasonable efforts to obtain any clearance under the Antitrust Laws for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement, and cooperate fully with each other in the prosecution of, such matters including, subject to Applicable Law, by permitting counsel for the other Party to review in advance (to the extent possible), and consider in good faith the views of the other Party in connection with, any such filing or any proposed oral or written communication with any Governmental Entity and by providing counsel for the other Party with copies of all filings and submissions made by such Party and all correspondence between such Party (and its advisors) with any Governmental Entity and any other information supplied by such Party and such Party’s Subsidiaries to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement.  Any competitively sensitive information that is disclosed pursuant to this Section 5.8(c) will be limited to each of Buyer’s and National’s respective outside counsel and economists pursuant to a separate customary confidentiality agreement.  Each of Buyer and National shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any such filing or submission.

(d)                                 Status.  Buyer, National, New Kleinco and each Seller shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ, any other Governmental Entity or any third party with respect to the transactions contemplated by this Agreement.

(e)                                  Strategy.  Buyer shall not require National or National’s parent, USPB, to, and USPB shall not be required to, take any action with respect to satisfying any Antitrust Laws that would bind National or its Subsidiaries in the event the Closing does not occur.  Neither National, nor any Seller, nor New Kleinco, shall take any action with respect to satisfying any Antitrust Laws that would bind National or its Subsidiaries after the Closing without the prior written consent of Buyer.

5.9                                 Antitrust Laws; Commercially Reasonable Efforts; Further Assurances.

(a)                                  Subject to other terms of this Agreement, including Section 5.9(c), from the date of this Agreement through the date clearance is obtained from all of the relevant foreign and domestic antitrust authorities or the date of termination of the required waiting period under the HSR Act and the antitrust laws of applicable foreign jurisdictions, respectively, neither Buyer nor Sellers, New Kleinco or National shall take, or cause their respective Affiliates to take, any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.  Nothing in this Section 5.9(a) shall be understood to contradict the duties of the Parties outlined in Section 5.9(c).

(b)                                 Take Actions To Consummate Transaction.  Subject to Section 5.9(c), upon the terms and subject to the conditions set forth in this Agreement, (i) Buyer, National, Sellers and New Kleinco shall use their respective commercially reasonable efforts to take, or

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cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the transactions contemplated by this Agreement and make effective the contemplated transactions as promptly as practicable, including all actions necessary to satisfy the conditions to Closing and (ii) no Party shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any Consent from any Governmental Entity necessary to be obtained prior to Closing.

(c)                                  Limitations.  Notwithstanding any other provision of this Agreement, (i) without Buyer’s prior written consent, National shall not, and Sellers shall not permit National or any of its Subsidiaries to, commit to any divestiture transaction or agree to any restriction on the businesses of National or any of its Subsidiaries, and (ii) nothing in Section 5.8 or this Section 5.9 shall (A) limit any applicable rights a Party may have to terminate this Agreement pursuant to Section 7.1 so long as such party has up to then complied in all material respects with its obligations under Section 5.8 and this Section 5.9, or (B) require Buyer to litigate or threaten any litigation or to offer, accept or agree to (1) dispose or hold separate any part of its, National’s or any of their respective Affiliate’s businesses, operations, assets or product lines, (2) not compete in any geographic area or line of business, (3) restrict the manner in which, or whether, Buyer, National or any of their respective Affiliates may carry on business in any part of the world, and/or (4) any limitations with respect to Buyer’s or its Affiliates’ ownership or voting of any equity interests in National or any of its Subsidiaries.

(d)                                 After the date hereof, National and Sellers shall use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Applicable Laws) to obtain all Consents necessary to provide Buyer with any collective bargaining agreement or other collective labor contract or industrial instrument referred to in National Disclosure Schedule 3.17(b) that has not previously been made available to Buyer.  Sellers shall provide each such collective bargaining agreement or other collective labor contract or industrial instrument to Buyer as soon as reasonably practical after the date hereof.

5.10                           Investigation and Agreement by Buyer; No Other Representations or Warranties.

(a)                                  Independent Investigation.  Buyer acknowledges and agrees that it has made its own inquiry and investigation into, and, based on its inquiry and investigation and the representations and warranties in this Agreement and the Transaction Documents, has formed an independent judgment concerning, National and its Subsidiaries and their businesses and operations, and Buyer has been furnished with or given access to the information about National and its Subsidiaries and their businesses and operations as it requested in determining whether to enter into this Agreement.  Buyer acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from National in determining whether to enter into this Agreement.  In connection with Buyer’s investigation of National and its Subsidiaries and their businesses and operations, Buyer and its respective representatives have received from National or its representatives certain projections and other forecasts for National and its Subsidiaries and certain estimates, plans and budget information, which National shall have prepared in good faith.  Buyer acknowledges that: (1) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; and (2) Buyer has not been authorized by

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National to rely upon the estimates, projections, forecasts, plans and budgets as to future results so furnished to it or its representatives.

(b)                                 Limitation of Representations and Warranties.  Buyer agrees that, except for the representations and warranties made by Sellers, New Kleinco and National that are expressly set forth in Article II and Article III of this Agreement and in the Sellers Disclosure Schedule (as amended and supplemented through Closing), the National Disclosure Schedule (as amended and supplemented through Closing) and the Transaction Documents, neither Seller nor New Kleinco nor National nor any of their respective Affiliates or representatives has made and shall not be deemed to have made to Buyer or to any of its representatives any representation or warranty of any kind.  Except as expressly set forth in this Agreement, no Person has been authorized by any Seller or New Kleinco or by National to make any representation or warranty relating to National or any Subsidiary of National or their respective businesses or operations, or otherwise in connection with the transactions contemplated by this Agreement and, if made, the representation or warranty may not be relied upon.  Without limiting the generality of the foregoing, except as set forth in Article II and Article III of this Agreement and in the Sellers Disclosure Schedule, National Disclosure Schedule and Transaction Documents, Buyer agrees that none of the Sellers, New Kleinco or National, any of their Affiliates or any other Person makes or has made any representation or warranty to Buyer or to any of its representatives with respect to:

(1)                                  any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of National or any of its Subsidiaries or the future business, operations or affairs of National or any of its Subsidiaries heretofore or hereafter delivered to or made available to Buyer or its representatives; or

(2)                                  any other information, statements or documents heretofore or hereafter delivered to or made available to Buyer or its representatives, including the information in the on line Data Room with respect to National or any of its Subsidiaries or the business, operations or affairs of National or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty contained in Article II or Article III of this Agreement or the Sellers Disclosure Schedule, National Disclosure Schedule or Transaction Documents, which representations and warranties are the only representations and warranties that Buyer is relying on in connection with its execution of this Agreement (other than that any of the foregoing were prepared in good faith by Sellers, New Kleinco or National).

5.11                           Other Acquisition Proposals.

(a)                                  No Solicitation.  Subject to Section 5.11(b), neither any Seller, nor New Kleinco, nor National nor any of its Subsidiaries will, nor shall any Seller, New Kleinco or National authorize or encourage any investment bankers, consultants or other advisors to any Seller, New Kleinco, National or National Subsidiaries to, or permit any officer, director, employee, agent or other representative of any Seller, New Kleinco, National or any National Subsidiary to, solicit, initiate, or encourage (including by way of furnishing non-public information) the submission of any proposal or offer from any Person (or participate in any

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negotiations of any proposal or offer with any Person or group other than Buyer and its Affiliates) relating to any (i) acquisition of assets of National and its Subsidiaries (including securities of such Subsidiaries) equal to 15% or more of National’s consolidated assets or to which 15% or more of National’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of beneficial ownership of any National Interests or of 15% or more of the membership interests of National, any of its Subsidiaries or USPB or (iii) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving National, any of its Subsidiaries or USPB (any such proposal or offer an “Acquisition Proposal”).  For purposes of clarity, in response to any inquiry or other communication regarding an Acquisition Proposal any Seller, New Kleinco or National may refer the Person making the Acquisition Proposal to this Section 5.11 and state that Sellers, New Kleinco and National are subject to the requirements of this Section 5.11, which referral shall not be a breach of this Section 5.11.

(b)                                 Superior Proposal.  If, after the date of this Agreement, but prior to receipt of USPB Member Approval: (i) any Seller, New Kleinco or National receives a bona fide written Acquisition Proposal, which was unsolicited and not involving a breach of Section 5.11(a), and, in accordance with the provisions of Section 5.11, Sellers, New Kleinco or National, as applicable, shall promptly disclose to Buyer the material terms and conditions of the Acquisition Proposal and the identity of the Person making such Acquisition Proposal; and (ii) the Board of Directors of USPB, having received the advice of outside legal counsel and an outside financial advisor, reasonably determines in good faith that such Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal (after taking into account any written offer by Buyer to improve the terms of this Agreement in response to such Acquisition Proposal), Sellers, New Kleinco, National and their Representatives (after providing Buyer not less than 24 hours written notice of its intention to take the action in clauses (1) and (2) below and prior to receipt of USPB Member Approval) may:

(1)                                  furnish information (including non-public information) with respect to National and Sellers to the Person making the Acquisition Proposal (and its representatives) pursuant to a customary confidentiality agreement (provided that (A) such confidentiality agreement shall not restrict Buyer’s rights to information under any provision of this Agreement and shall contain provisions that are no less restrictive with respect to the conduct of the Person to whom information is disclosed than those contained in the Confidentiality Agreement and the Indication of Interest (other than provisions relating to exclusivity), (B) USPB and National shall provide Buyer with a correct and complete copy of each such confidentiality agreement or other agreement providing access to information of National and Sellers within 24 hours of the execution thereof by both parties, and (C) all non-public information that is provided to such Person (and/or its representatives) shall concurrently also be provided, if not previously provided, to the Buyer);

(2)                                  participate in discussions or negotiations with the Person making the Acquisition Proposal (and its representatives) regarding the Acquisition Proposal; and

(3)                                  during the period when the Board of Directors is determining pursuant to clause (b)(ii) of this Section 5.11 if an Acquisition Proposal is or is reasonably likely to lead to a Superior Proposal and during any period while Sellers, New Kleinco, National and

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their Representatives are participating in discussions or negotiations regarding an Acquisition Proposal pursuant to clause (b)(2) of this Section 5.11, postpone any meeting of the USPB Members for a period of time equal to the sum of the periods of time required to complete the activities contemplated by clauses (b)(ii) and (b)(2) of this Section 5.11 (the “Determination Period”); provided, that any such Determination Period shall not exceed ten (10) days, subject to any additional extension of up to twenty (20) days, with the total Determination Period not to exceed a total of thirty (30) days, and such extension only upon advice of outside legal counsel to USPB that such extension is necessary for the USPB Board to fulfill its fiduciary duties under Delaware law.  USPB’s obligations to seek USPB Member Approval shall be tolled for the Determination Period.  If, at the end of the Determination Period, this Agreement has not been terminated pursuant to Section 7.1(g), the time period for seeking USPB Member Approval specified in Section 5.12 shall resume and continue for the remainder of such period, without any portion of the Determination Period being considered a portion of the time periods specified in Section 5.12.

The Parties further acknowledge and agree that any activities of any Seller, New Kleinco, National, any of their Subsidiaries, investment bankers, consultants, other advisors, officers, directors, employees, agents or other representatives pursuant to this Section 5.11(b) or pursuant to Section 5.11(d) below shall not constitute, or be deemed to constitute a breach of this Section 5.11, or of any other provision of this Agreement.

(c)                                  Recommendation of this Agreement.  Subject to Sections 5.11(b) and 5.11(d), USPB agrees that neither its Board of Directors nor any committee of the Board of Directions shall:

(1)                                  (i) withdraw (or modify in a manner adverse to Buyer), or propose to withdraw (or modify in a manner adverse to Buyer), the recommendation or declaration of advisability by the Board of Directors or any committee thereof of the Sale to Buyer and the other transactions contemplated by this Agreement or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal; or

(2)                                  approve or recommend, or propose to approve or recommend, or execute or enter into, permit National or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to any Acquisition Proposal (other than a confidentiality agreement pursuant to Section 5.11(b)(1)) (a “Competing Transaction Agreement”).

(d)                                 Notwithstanding anything in Section 5.11(a) or Section 5.11(c) to the contrary, prior to the receipt of USPB Member Approval:

(1)                                  in order to comply with its fiduciary duties, the Board of Directors of USPB or any of its committees may withdraw or modify its recommendation of the Sale to Buyer and the other transactions contemplated by this Agreement (a “Change of Recommendation”), cancel or postpone any meeting of the USPB Members, and otherwise communicate with the USPB Members as the Board of Directors or any committee thereof deems necessary or appropriate in response to a material event or development with respect to

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National, other than any Acquisition Proposal, that was not known to the Board of Directors on the date of this Agreement, which event or development becomes known to such Board of Directors prior to receipt of USPB Member Approval, if such Board of Directors reasonably determines in good faith, after consultation with outside legal counsel, that the failure to make such Change of Recommendation would constitute a breach of the USPB directors’ fiduciary duties to the members of USPB under applicable Delaware law; and

(2)                                  in response to a Superior Proposal that did not result from a breach of any provision of this Section 5.11, the Board of Directors of USPB may make a Change of Recommendation with respect to such Superior Proposal, cancel or postpone any meeting of the USPB Members, and otherwise communicate with the USPB Members as the Board of Directors or any committee thereof deems necessary or appropriate and a Competing Transaction Agreement providing for such Superior Proposal may be entered into, executed and delivered, if, but only if, (A) USPB Member Approval had not yet been obtained, (B) the Termination Fee pursuant to Section 7.2(b)(1)(ii) is paid to Buyer and (C) this Agreement is terminated pursuant to Section 7.1(g);

provided, however, that no Change of Recommendation, entry into any Competing Transaction Agreement and/or termination of this Agreement pursuant to Section 7.1(g) shall be made until after the fifth Business Day following Buyer’s receipt of written notice from USPB (a “5.11 Notice”) advising Buyer that the Board of Directors of USPB intends to make such Change of Recommendation, or that such Competing Transaction Agreement and/or termination of this Agreement is proposed, and specifying either (i) in the case of clause (1) the material event or development giving rise to the Change of Recommendation or (ii) in the case of clause (2), the terms and conditions of (and the identity of the Person or group of Persons making) the Superior Proposal and including copies of all materials and forms of agreements relating thereto (it being understood and agreed that any amendment to the financial terms or other material terms or conditions of such Superior Proposal shall require a new 5.11 Notice and a new five (5) Business Day period whether in response to a written offer from Buyer or otherwise and any such five (5) Business Day period shall toll any other time periods requiring action by USPB or Sellers unless the five (5) Business Day time period is waived by Buyer in writing and delivered to Sellers); and during such period, if requested by Buyer, the Sellers shall engage in good faith negotiations with Buyer to amend this Agreement to make such Change of Recommendation, entry into any Competing Transaction Agreement and/or termination of this Agreement unnecessary.

(e)                                  Superior Proposal.  “Superior Proposal” means a bona fide written Acquisition Proposal made by any Person or group other than Buyer and its Affiliates to USPB or National after the date of this Agreement and not involving a breach of this Section 5.11, and is otherwise on terms and conditions which the Board of Directors of USPB determines (after consultation with outside legal counsel and an outside financial advisor) in good faith are more favorable to Sellers than those set forth in this Agreement taking into account all the terms and conditions of such Acquisition Proposal and this Agreement (including any changes to the terms of this Agreement offered in writing by Buyer and specifically the Board of Directors of USPB may consider whether Buyer’s written offer is binding or not in its determination).

5.12                           Member Approval.  USPB shall give all required notices and take all action necessary to notify its members of a meeting to seek approval of the Sale and consummation of

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the other transactions contemplated by this Agreement by the affirmative vote of the majority of voting power of each class of interests in USPB authorized to vote as provided in the Limited Liability Company Agreement of USPB (“USPB Member Approval”) and mail to its members information relevant to their vote and as required under Applicable Laws.  The Board of Directors of USPB shall:

(a)                                  promptly and duly call, give notice of, convene and hold a meeting of its members within thirty (30) days after the date of this Agreement for the purpose of obtaining USPB Member Approval, subject to the tolling of such thirty (30) day period during any Determination Period arising pursuant to Section 5.11(b) and Section 5.11(d), during any period described in Section 5.11(d) and during any period (which shall not be more than ten (10) days) required for securities or other filings by USPB and distribution of modified disclosure to USPB’s Members as a result of any amendment or other modification of this Agreement;

(b)                                 recommend to its members that they grant USPB Member Approval (and include such recommendation in all materials disseminated to members, subject to any Change of Recommendation pursuant to Section 5.11(d));

(c)                                  pursuant to this Section 5.12, take all commercially reasonable action to solicit and use commercially reasonable efforts to obtain USPB Member Approval (including, without limitation, by providing on the proxy or similar card that a properly completed, signed and returned proxy or similar card that does not specify the USPB member’s vote when received by USPB will be voted in favor of USPB Member Approval), subject, however, to (i) Section 5.11(b) (including during any Determination Period described in that Section); (ii) Section 5.11(d); (iii) Section 5.12(a) (including during any period described in such Section); and (iv) Section 5.12(c); and

(d)                                 promptly notify Buyer of the results of the USPB member meeting held in accordance with this Section 5.12.

Without limiting the generality of the foregoing, USPB shall cause soliciting, proxy and recommendation materials contemplated by this Section 5.12 to be prepared, filed and disseminated in accordance with Applicable Laws.  USPB shall (A) provide Buyer with a reasonable opportunity to review and comment on such documents and any amendments or supplements thereto prior to their dissemination recognizing that if Buyer has not commented on such documents, amendments or supplements within two (2) Business Days after receiving such documents, amendments or supplements, any additional time request by Buyer, if granted by USPB, shall further toll the 30-day period in Section 5.12(a) and (B) provide Buyer with such other reasonable information with respect to the solicitation of the approvals contemplated by this Section 5.12 as Buyer may reasonably request.

5.13                           Non-Competition Agreement.

(a)                                  Commencing on the Closing Date and continuing for so long as USPB and its Affiliates own or Control any Ownership Interests of National but in any event not less than ten (10) years after the Closing Date, USPB shall not, directly or indirectly, singularly or in the aggregate, own or Control any Ownership Interests of, or otherwise run, manage, operate, direct,

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Control or participate in the ownership, management, operation or Control of, any Competing Business or any Competing Facility other than an Ownership Interest of not more than two percent (2.0%) in the aggregate in any publicly traded entity that is a Competing Business or that owns or Controls a Competing Business or a Competing Facility.

(b)                                 NBPCo Holdings shall be subject to the non-competition and other restrictive covenants set forth in Section 6.7(b) of the Restated LLC Agreement in the form attached hereto as Exhibit G, which Section 6.7(b) is incorporated herein by reference.

(c)                                  Each Seller and New Kleinco shall not (and shall cause their respective Affiliates not to), directly or indirectly, cause, solicit, induce or encourage any officers or key employees of National to leave such employment or hire, employ or otherwise engage any such individual or cause, induce or encourage any material actual or prospective client, customer, supplier, landlord, lessor or licensor of National or any of its Subsidiaries to terminate or modify any such actual or prospective relationship; provided, however, that, with respect to NBPCo, (i) NBPCo and its Affiliates shall not be prohibited from hiring any such officers or key employees of National if such individual contacts NBPCo or its Affiliates on his or her own initiative or in response to a published general solicitation not specifically targeted at such individual, in each case, without any direct or indirect solicitation by NBPCo or its Affiliates, (ii) nothing in this Section 5.13(c) shall limit the right of NBPCo or its Affiliates to take any action that would otherwise be permitted under Section 6.7(b)(ii) of the Restated LLC Agreement in the form attached hereto as Exhibit G, which Section 6.7(b)(ii) is incorporated herein by reference, and (iii) NBPCo’s covenants and obligations under this Section 5.13(c) shall expire and be of no further force and effect at such time as NBPCo and its Affiliates cease to own or Control any Ownership Interests of National.

(d)                                 Each of the Sellers and New Kleinco agrees that such Seller or New Kleinco, as applicable, shall be liable for any breach or violation of the provisions of this Section 5.13 by any of Seller’s or New Kleinco’s respective Subsidiaries or any officer or director of any Seller or New Kleinco or any of such Party’s respective Subsidiaries.  The covenants and undertakings contained in this Section 5.13 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.13 will cause irreparable injury to Buyer, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at law for any breach of this Section 5.13 may be inadequate.  Therefore, notwithstanding anything to the contrary, Buyer shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of any provision of this Section 5.13 without the necessity of proving actual damages or posting any bond whatsoever.  The rights and remedies provided by this Section 5.13 are cumulative and in addition to any other rights and remedies which Buyer may have hereunder or at law or in equity.  In the event that Buyer were to seek damages for any breach of this Section 5.13, any portion of the Purchase Price which is allocated by the Parties to the foregoing covenants shall not be considered a measure of or limit on such damages.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.13 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and

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enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

5.14                           No Exercise of Transfer Rights.  From the Signing Date until Closing or termination of this Agreement under Article VII, each of the Sellers agrees that such Seller shall not exercise any of the transfer rights set forth in any of Section 12.1, 12.2, 12.3, 12.5 or 12.6 of the National Limited Liability Company Agreement; provided, however, that this Section 5.14 shall not prohibit the Put by TKK and TMK.

ARTICLE VI

CONDITIONS PRECEDENT

6.1                                 Conditions to Each Party’s Obligation.  The respective obligations of Sellers, New Kleinco and Buyer to effect the Closing contemplated under this Agreement are subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

(a)                                  the waiting period (and any extension thereof) under any Antitrust Laws, including the HSR Act, applicable to the transactions contemplated under this Agreement shall have been terminated or shall have expired, and all clearances, approvals, or Consents under any Antitrust Laws, including under the Antitrust Laws of applicable foreign jurisdictions, shall have been obtained or expired, as the case may be;

(b)                                 no temporary restraining order, preliminary or permanent injunction or other order issued by any Government Entity preventing the consummation of the transactions contemplated by the Transaction Documents shall be in effect;

(c)                                  no action shall have been taken nor any statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits consummation of the transactions contemplated by this Agreement; and

(d)                                 USPB Member Approval shall have been obtained.

6.2                                 Conditions to Obligation of Buyer.  The obligation of Buyer to effect the Closing contemplated hereby is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by Buyer:

(a)                                  each of the representations and warranties of Sellers, New Kleinco and National (i) set forth in Sections 2.1, 2.2, 3.1, 3.2, 3.3, 3.4, 3.6(a) and 3.6(b) of this Agreement shall (without giving effect to any supplements to the Sellers Disclosure Schedule or the National Disclosure Schedule) be true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date as though made on and as of such time (other than such representations and warranties that are expressly made as of another date, which shall be true and correct as of such date), (ii) set forth in Sections 3.6(c), 3.7, 3.9 and 3.18 of this Agreement (together with the representations set forth in clause (i), the “Specified Representations”) shall (without giving effect to any supplements to the Sellers Disclosure Schedule or the National Disclosure Schedule) be true and correct in all material respects as of

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the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as though made on and as of such time (other than such representations and warranties that are expressly made as of another date, which shall be true and correct as of such date) and (iii) set forth in this Agreement other than the Specified Representations (considered without regard to any qualification by or reference to materiality, Material or Material Adverse Effect set forth therein, and without giving effect to any supplements to the Sellers Disclosure Schedule or the National Disclosure Schedule), shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, provided, however, that the condition in this clause (iii) (but not in clause (i) or clause (ii)) shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties has or would reasonably be expected to have a Material Adverse Effect; and, if the condition in this clause (a) is satisfied, Buyer shall have received certificates signed on behalf of National by an executive officer of National, by each of the Sellers and by New Kleinco, as applicable to such respective party’s own representations and warranties, to the effect of this Section 6.2(a), which certificates shall be qualified by the Knowledge of such respective party;

(b)                                 National, the Sellers and New Kleinco shall (without giving effect to any supplements to the Sellers Disclosure Schedule or the National Disclosure Schedule) have performed and complied in all material respects with all their obligations and covenants under this Agreement and the other Transaction Documents; and, if the condition in this clause (b) is satisfied, Buyer shall have received a certificate signed on behalf of National by an executive officer of National, and by each of the Sellers and New Kleinco, as applicable to such respective party’s own representations and warranties, to the effect of this Section 6.2(b), which certificates shall be qualified by the Knowledge of such respective party;

(c)                                  each Seller shall have delivered to Buyer a duly executed and acknowledged certificate, in compliance with the Code and Treasury Regulations, certifying such facts as to establish that the Seller’s sale of its National Interests and any other transactions contemplated by this Agreement are exempt from withholding pursuant to Section 1445 of the Code;

(d)                                 all documents, instruments, certificates or other items required to be delivered at the Closing by National, Sellers or New Kleinco pursuant to this Agreement or otherwise reasonably requested by Buyer shall have been delivered (including evidence that all Liens related to the National Interests being delivered to Buyer have been released);

(e)                                  each Seller shall have executed and delivered an assignment of the applicable National Interests in the form attached hereto as Exhibit F;

(f)                                    the Consents listed on National Disclosure Schedule 6.2(f) shall have been obtained in a form reasonably satisfactory to Buyer; provided, however, that, for the avoidance of doubt, if National and Sellers have otherwise complied with their covenants and obligations under Sections 5.3 and 5.9(b), with respect to such Consents, the failure of National, Sellers or New Kleinco to obtain or cause the delivery to Buyer of such Consents shall not be considered a breach of this Agreement;

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(g)                                 no action or proceeding shall have been instituted or overtly threatened, or claim or demand made or overtly threatened, in each case, by or before a Governmental Entity, with respect to which the Governmental Entity pursuing such action or proceeding or making such claim or demand is reasonably seeking to restrain or prohibit, or to obtain damages with respect to, the consummation of the transactions contemplated by this Agreement or any Transaction Document;

(h)                                 there shall not have occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or would reasonably be expected to have a Material Adverse Effect; and, if the condition in this clause (h) is satisfied, Buyer shall have received certificates signed on behalf of National by an executive officer of National, and by each of the Sellers, as applicable, to the effect of this Section 6.2(h), which certificates shall be qualified by the Knowledge of such respective party;

(i)                                     on or prior to the Closing Date, Sellers shall cause, or shall have caused, National and each of its Subsidiaries to, make a valid protective election under Section 754 of the Code for National and each of its Subsidiaries that is treated as a partnership for United States federal income tax purposes; and

(j)                                     there shall not have occurred any change in Applicable Laws or interpretation thereof by a Governmental Entity generally affecting the Industry that is or would reasonably be expected to be materially adverse to the business, operations or financial condition of National and its Subsidiaries, taken as a whole;

(k)                                  each of the following agreements shall have been executed by National, each Seller and New Kleinco to the extent a party thereto and shall be in full force and effect:

(1)                                  Restated LLC Agreement;

(2)                                  Escrow Agreement;

(3)                                  Cattle Purchase and Sale Agreement;

(4)                                  USPB Pledge Agreement; and

(5)                                  Klein Pledge Agreement.

(l)                                     The Schedule 1.2(d) Transactions shall have occurred or been provided for and Sellers and New Kleinco shall have consented thereto or agreed to cooperate in connection therewith; and

(m)                               The Credit Agreement Consent shall be in full force and effect;

(n)                                 The Klein Employment Agreement and each of the Non-Competition Agreements are in full force and effect; and

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(o)                                 Sellers shall have delivered to Buyer all collective bargaining agreements, other collective labor contracts and industrial instruments referenced on National Disclosure Schedule 3.17(b) that were not previously made available to Buyer prior to the Signing Date and Buyer, in its reasonable discretion, is satisfied with the terms and conditions of each such collective bargaining agreement, collective labor contract and industrial instrument; provided that, for the avoidance of doubt, if National and Sellers have otherwise complied with their covenants and obligations under Sections 5.9(b) and 5.9(d) with respect to such collective bargaining agreement, collective labor contract and industrial instrument, the failure of National or Sellers to cause the delivery to Buyer of such collective bargaining agreement, collective labor contract and industrial instrument shall not be considered a breach of this Agreement.

6.3                                 Conditions to Obligations of Sellers.  The obligations of Sellers and New Kleinco to effect the Closing contemplated under this Agreement is subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived, in whole or in part, by Sellers and New Kleinco:

(a)                                  each of the representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects both as of the date of this Agreement and as of the Closing Date as though made on and as of the time (other than the representations and warranties that are made as of another date, which shall be so true and correct as of that date); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties materially adversely affect the ability of Buyer to timely consummate the Sale or any of the other transactions contemplated by this Agreement, and Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer acknowledging the condition in this clause (a) are true;

(b)                                 Buyer shall have performed or complied in all material respects with all obligations and covenants required to have been performed or complied with by it under this Agreement and the other Transaction Documents at or prior to the Closing Date, and Sellers shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer, acknowledging the condition in this clause (b) is true;

(c)                                  all documents, instruments, certificates or other items (including, without limitation, the payments to be made at the Closing) required to be delivered at the Closing by Buyer pursuant to this Agreement or otherwise reasonably requested by Sellers shall have been delivered; and

(d)                                 the Restated LLC Agreement shall have been executed by the Buyer and shall be in full force and effect.

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ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1                                 Termination.  This Agreement and the transactions contemplated by this Agreement may be terminated prior to the Closing and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing Time:

(a)                                  Mutual Consent.  By mutual written consent of Buyer and Sellers.

(b)                                 By Sellers: Breach.  By Sellers, if there shall have been any breach by Buyer, of any covenant or agreement set forth in this Agreement, which breach:

(1)                                  would give rise to the failure of a condition to the Closing (testing each Closing condition as it pertains to the breach as if the date of termination were the Closing Date) in the favor of the terminating Party; and

(2)                                  cannot be cured by Buyer, or has not been cured by Buyer, within twenty (20) days following receipt by Buyer of written notice of such breach, or if there are less than twenty (20) days from the receipt of such written notice until the Termination Date, within such shorter period (“Cure Period”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(2) shall not be available to Sellers if any Seller or National shall have failed to perform or observe in any respect any covenant or obligation contained in this Agreement where such breach or failure to perform at the time of the exercise of the termination right would give rise to the failure of a condition set forth in Section 6.2 (testing the Closing condition as it pertains to the breach or failure to perform as if the date of the exercise of the termination right were the Closing Date).

(c)                                  By Buyer: Breach.  By Buyer if there shall have been any breach by National, Sellers or New Kleinco of any covenant or agreement set forth in this Agreement, which breach:

(1)                                  (i) would give rise to the failure of a condition to the Closing (testing each such Closing condition as it pertains to such breach as if the date of termination were the Closing Date) in the favor of Buyer; and (ii) cannot be cured by National, Sellers or New Kleinco, or has not been cured by National, Sellers or New Kleinco, within the Cure Period following receipt by National of written notice of such breach, provided, however, that the right to terminate this Agreement under this Section 7.1(c)(1) shall not be available to Buyer if Buyer has failed to perform or observe in any respect any covenant or obligation contained in this Agreement where such breach or failure to perform at the time of the exercise of the termination right would give rise to the failure of a condition set forth in Section 6.3 (testing each such Closing condition as it pertains to such breach or failure to perform as if the date of the exercise of the termination right were the Closing Date); and

(2)                                  there is a an incorrect representation or warranty given by National, a Seller or New Kleinco under Article II or Article III which would give rise to the failure of a condition to the Closing (testing each such Closing condition as it pertains to such breach as if the date of termination were the Closing Date) in the favor of Buyer.

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(d)                                 Either Party: Failure of USPB Member Approval.  Buyer or Sellers may terminate this Agreement if a meeting is held in accordance with Section 5.12 for the purpose of obtaining such USPB Member Approval and such USPB Member Approval is not obtained and notice of the termination is given within five (5) Business Days after (i) in the case of Sellers, the meeting for USPB Member Approval has been held and (ii) in the case of Buyer, receipt of notice to Buyer from USPB that USPB Member Approval was not received at the meeting; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Sellers if a Seller or National has failed to perform or observe in any material respect any covenant or obligation contained in Section 5.11 or 5.12.

(e)                                  Either Party: Court Order.  By either Buyer or Sellers if a court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement or the Transaction Documents and such order, decree, ruling or other action shall have become final and nonappealable, or there shall be any statute, rule or regulation enacted or promulgated by any Governmental Entity which prohibits the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

(f)                                    Either Party: Failure To Close Before Expiration.  By either Buyer or Sellers if the Closing shall not have occurred for any reason on or before the date 90 days after the date of execution of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(f) shall not be available to Buyer if Buyer’s failure, or to Sellers if any Seller’s, New Kleinco’s or National’s failure, to perform or observe in any material respect any covenant or obligation contained in this Agreement has been the cause of or resulted in the failure of the Closing of the transactions contemplated by this Agreement to occur on or before the Termination Date and further provided that the Termination Date shall be extended to permit Sellers, New Kleinco, National and Buyer to comply with the provisions of Section 5.11.

(g)                                 Sellers’ Change of Recommendation.  By Sellers, prior to receipt of USPB Member Approval, to the extent permitted by Section 5.11(d)(2), if at any time prior to the receipt of USPB Member Approval both of the following conditions are met:

(1)                                  (i) the Board of Directors of USPB makes a Change of Recommendation in compliance with Section 5.11(d), and (ii) Sellers notify Buyer in writing of the Change of Recommendation; and

(2)                                  concurrently with such termination, Sellers shall have paid (or caused to be paid) to Buyer the Termination Fee by wire transfer of immediately available funds to an account designated by Buyer.

(h)                                 Change of Recommendation; Breach of No Solicitation; Failure to Hold Meeting.  By Buyer, if:

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(1)                                  (i) a Change of Recommendation shall have occurred and (ii) Buyer notifies Sellers in writing of such termination within fifteen (15) days after receipt of written notice of such Change of Recommendation; or

(2)                                  Sellers or New Kleinco shall have breached their obligations under Section 5.11 in any material respect; or

(3)                                  USPB shall not have held the membership vote contemplated by Section 5.12(a) by the 75th day after the date hereof.

(i)                                     Either Party: Any Other Reason.  By either Buyer or Sellers for any reason other than as set forth in Sections 7.1(a) through 7.1(h) above.

(j)                                     Notice of Termination.  Any termination pursuant to this Section 7.1 (other than a termination pursuant to Section 7.1(a)) shall be effected by written notice from the Party so terminating to the other Parties, which notice shall specify the Section pursuant to which this Agreement is being terminated.

7.2                                 Effect of Termination.

(a)                                  Survival and Liability.  In the event of the termination of this Agreement by either Buyer or Sellers as provided for in and in compliance with Section 7.1, this Agreement shall immediately become void and of no further force or effect with no liability or obligation under this Agreement on the part of Buyer, National, Sellers, New Kleinco or their respective Affiliates, officers, directors, employees, stockholders or members; provided, however, that this Section 7.2 and Articles VII and VIII (except Sections 8.1, 8.2, 8.12 and 8.20) and Exhibit A shall survive the termination; and

(b)                                 Certain Fees.

(1)                                  Upon termination of this Agreement, a fee of $35 million (the “Termination Fee”) may be due and payable in accordance with the provisions of this Section 7.2(b).  Notwithstanding any other provisions of this Agreement, no Termination Fee shall be payable if:

(i)                                     this Agreement is terminated pursuant to Section 7.1(a) (Mutual Consent); or

(ii)                                  either Buyer or Sellers terminate this Agreement pursuant to Section 7.1(e) (Court Order).

(2)                                  Upon the termination of this Agreement, National shall pay the Termination Fee to Buyer if:

(i)                                     Buyer terminates this Agreement pursuant to Section 7.1(c) (Breach by Sellers or National); or

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(ii)                                  Sellers terminate this Agreement pursuant to Section 7.1(f) (Failure to Close Before Expiration Date) and at the time of such termination Buyer could have terminated this Agreement pursuant to Section 7.1(c) (Breach by Sellers or National), and prior to Sellers’ termination of this Agreement, Buyer has notified Sellers of the breach or breaches giving rise to such termination right;

(iii)                               Sellers terminate this Agreement pursuant to Section 7.1(g) (Sellers’ Change of Recommendation);

(iv)                              Buyer terminates this Agreement pursuant to Section 7.1(h) (Change of Recommendation, Breach of No Solicitation; Failure to Hold Meeting); or

(v)                                 Sellers terminate this Agreement pursuant to Section 7.1(i) (Any Other Reason).

The payment of the Termination Fee shall be made (i) if such termination of the Agreement was by Buyer, within two (2) Business Days of such termination and (ii) if such termination of the Agreement was by Sellers, concurrently with, and as a condition precedent to, such termination.

(3)                                  Upon the termination of this Agreement, Buyer shall pay the Termination Fee to National if:

(i)                                     (A) all of Buyer’s conditions to Closing set forth in Section 6.1 and Section 6.2 of this Agreement have been satisfied or waived by Buyer, (B) Buyer fails to consummate the transactions contemplated by this Agreement within two (2) Business Days following the date the Closing should have occurred pursuant to Section 1.3 of this Agreement and (C) Sellers terminate this Agreement pursuant to Section 7.1(b) (Breach by Buyer); or

(ii)                                  Buyer terminates this Agreement pursuant to Section 7.1(i) (Any Other Reason).

The payment of the Termination Fee shall be made (i) if such termination of the Agreement was by Sellers, within two (2) Business Days of such termination and (ii) if such termination of the Agreement was by Buyer, concurrently with, and as a condition precedent to, such termination.

(4)                                  National shall pay the Termination Fee to Buyer if (A) either Buyer or Sellers terminate this Agreement pursuant to Section 7.1(d) (Failure of USPB Member Approval) or Section 7.1(f) (Failure to Close Before Expiration Date), (B) after the date hereof and prior to such termination, a Person or group other than Buyer and its Affiliates has made an Acquisition Proposal to National or Sellers or has otherwise publicly disclosed or proposed an Acquisition Proposal of which National or Sellers is aware or has been informed, and (C) within twelve (12) months following the date of such termination, National or Sellers announce or enter into a written agreement with respect to, or consummate a transaction relating to any Acquisition Proposal.  Such payment shall be made within two (2) Business Days after the announcement of or entry into a written agreement with respect to, or if earlier, the consummation of such Acquisition Proposal.  The Parties agree that (x) no Termination Fee shall be due under this

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Section 7.2(b)(4) if National has previously paid a Termination Fee to Buyer pursuant to Section 7.2(b)(2) and (y) if a Termination Fee is paid under this Section 7.2(b)(4), National shall be entitled to a credit against payment of such Termination Fee in respect of any fee previously paid pursuant to Section 7.2(b)(5) below.  For the avoidance of doubt, for purposes of this Section 7.2(b)(4), Acquisition Proposal shall not include any initial public offering for the securities of National or any of its Subsidiaries so long as one or more third parties does not obtain Control of National or any of its Subsidiaries as a result of such initial public offering.

(5)           National shall pay Buyer an amount equal to Buyer’s reasonable costs related to the investigation, negotiation and implementation of the transactions under this Agreement, including costs of legal counsel, consultants, advisors, due diligence, and printing, such amount not to exceed $2,500,000, if either Buyer or Sellers terminate this Agreement pursuant to Section 7.1(d) (Failure of USPB Member Approval) and neither Buyer nor Sellers are receiving a Termination Fee, such payment to be made (i) if such termination is by Sellers, concurrently with, and as a condition precedent to, such termination, or (ii) if such termination is by Buyer, within two (2) Business Days of such termination.

(6)           All amounts payable pursuant to this Section 7.2(b) shall be paid by wire transfer of immediately available funds to an account to be designated by the payee.  If the amounts payable pursuant to this Section 7.2(b) shall not be received by the payee when due pursuant to this Agreement, such amounts shall accrue interest for the period commencing on the day next following the date when due any such amount became past due, at a rate equal to (x) the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made plus (y) 3%.  In addition, if the amounts payable pursuant to this Section 7.2(b) shall not be received by the payee when due pursuant to this Agreement, the payor shall also pay to the payee all of such payee’s attorneys’ fees and other costs and expenses in connection with efforts to collect such amounts.  Sellers shall guarantee all payments required to be made by National pursuant to this Section 7.2.

(7)           If this Agreement is terminated, the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) for a Party for any breach, Loss or damage shall be to receive the amounts payable pursuant to this Section 7.2(b), if any, including the right to enforce payment of the fees under this Section 7.2(b) and upon payment of such amount, if any, no Person shall have any rights or claims against any Party or any of their Affiliates under this Agreement or otherwise, whether at law, in equity, in contract, in tort or otherwise, and no Party or any of their Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.  In the event of a termination of this Agreement in accordance with Article VII, the provisions of this Section 7.2(b)(7) shall control, notwithstanding any other provision of this Agreement providing for any other remedies.

7.3           Return of Documentation.  Following termination of this Agreement in accordance with Section 7.1, Buyer shall return or destroy all agreements, documents, contracts, instruments, books, records, materials and all other information regarding National or any of its Subsidiaries or other Affiliates provided to Buyer or any representatives of Buyer in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

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Nothing in this Section 7.3 shall diminish any obligations of Buyer under the Confidentiality Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1           Indemnification.

(a)           Indemnification for Breach of National Representation or Warranty.  USPB and NBPCo hereby agree, severally and not jointly, to indemnify, hold harmless and defend Buyer and its Affiliates, successors and assigns (“Buyer Indemnified Persons”) from and against, and to reimburse the Buyer Indemnified Persons with respect to, any and all Losses incurred by a Buyer Indemnified Person by reason of or arising out of or in connection with (i) any breach or inaccuracy of any representation or warranty of National made in Article III of this Agreement or the Schedules or Exhibits to this Agreement or any certificate delivered by National pursuant to this Agreement (without giving effect to any materiality, Material or Material Adverse Effect qualifications in the representations and warranties in this Agreement other than in Section 3.7(a)) and (ii) any breach or failure of any covenant or agreement by National in this Agreement or the Schedules or Exhibits executed or provided by National under this Agreement.

(b)           Indemnification for Breach of Seller or New Kleinco Representation or Warranty.  Each of Sellers and New Kleinco hereby agrees to indemnify, hold harmless and defend the Buyer Indemnified Persons from and against, and to reimburse the Buyer Indemnified Persons with respect to, any and all Losses incurred by a Buyer Indemnified Person by reason of or arising out of or in connection with (i) any breach or inaccuracy of any representation or warranty made by such Seller or New Kleinco, as applicable, in Article II of this Agreement or by such Seller in the Sellers Disclosure Schedule or any certificate delivered by such Seller or New Kleinco, as applicable, pursuant to this Agreement and (ii) any breach or failure of any covenant or agreement by such Seller or New Kleinco, as applicable, in this Agreement or the Schedules or Exhibits executed or provided by such Seller or New Kleinco, as applicable, under this Agreement.

(c)           Environmental Indemnification.  Notwithstanding any other provision limiting USPB’s and NBPCo’s indemnification obligations, except the limitations set forth in Section 8.1(g)(i), USPB and NBPCo hereby agree to indemnify and reimburse National and/or the Buyer Indemnified Persons with respect to fifty percent (50%) of any and all Losses incurred by National and/or a Buyer Indemnified Person that are, in the aggregate, in excess of $1,000,000 and that arise out of or are in connection with the obligation to investigate, remediate, monitor or otherwise respond to the presence of the Hazardous Materials (“Remedial Activities”) at, on, under or migrating from the National facility all as set forth on National Disclosure Schedule 8.1(c) (the “Site”) discovered as a result of or in furtherance of bona fide construction activities currently scheduled to be undertaken at the Site; provided that such Seller shall have no obligations hereunder if Remedial Activities are not required by, or necessary to comply with, Environmental Laws.  The specific Hazardous Materials site, discovery period, and scheduled construction activities shall be specified on National Disclosure Schedule 8.1(c).

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(d)           Solicitation Materials Indemnification.  Notwithstanding any other provision limiting USPB’s indemnification obligations, including the limitations set forth in Section 8.1(g), USPB hereby agrees to indemnify and reimburse National and/or the Buyer Indemnified Persons with respect to one hundred percent (100%) of any and all Losses incurred by National and/or a Buyer Indemnified Person that arise out of or are in connection with the obligation of USPB to prepare, file and disseminate the soliciting, proxy and recommendation materials in accordance with Applicable Laws as contemplated in Section 5.12; provided that USPB shall have no obligations hereunder with respect to information or statements made or incorporated by reference in such soliciting, proxy and recommendation materials that are provided by Buyer or its representatives for inclusion in such materials.

(e)           Definitions.  As used in this Section 8.1, the term “Losses”:

(1)           Includes all losses, damages, diminution of value, lost profits, costs and expenses, including interest from the date of any such loss is actually incurred to the time of payment, and penalties reasonably relating to the claim;

(2)           Includes reasonable out-of-pocket costs relating to a valid claim including reasonable expenses of investigation relating to the claim, reasonable attorneys’ fees (at trial, on appeal, in connection with any petition for review and in any agency proceedings) and reasonable consulting, expert and accounting fees incurred in investigating, defending or prosecuting any claim;

(3)           Shall be calculated net of the amount of any insurance proceeds in respect of that loss and payment by National of any deductibles at the levels that are in place for both insurance and deductibles as of the date this Agreement is entered into; and

(4)           Shall be reduced by any amounts National failed to mitigate in a commercially reasonable manner after the Closing.

(f)            Reserves/Accruals.  Notwithstanding anything in this Agreement to the contrary, in no event shall any Loss in respect of Taxes be offset or reduced by the amount of any reserve or accrual unless the Purchase Price has been reduced by such amount.

(g)           Limitations on Indemnification.

(1)           Notwithstanding the foregoing, (i) the maximum aggregate liability of USPB and NBPCo under Section 8.1(a)(i) and Section 8.1(c) together shall be limited to $50,000,000 (the “Cap”); (ii) USPB and NBPCo shall not be responsible for indemnification of Losses pursuant to Section 8.1(a)(i) until such time as all such Losses pursuant to Section 8.1(a) shall aggregate to more than $5,000,000 (the “Tipping Basket”), at which point USPB and NBPCo shall become liable for Losses back to the first dollar; and (iii) USPB and NBPCo shall not be responsible for indemnification of a Loss pursuant to Section 8.1(a)(i) if such Loss individually (or in the aggregate arising from the same factual circumstances) is less than $1,000,000 and such Loss shall not be included for purposes of determining whether the Tipping Basket has been reached. The limitation on liability in this Section 8.1(g)(1) shall not apply to any representation, warranty or schedule (x) that is a misrepresentation or omission by National, Seller or New Kleinco constituting actual and knowing fraud by National, Seller or New Kleinco

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in the context in which it was given, or (y) in respect of Sections 3.1, 3.2, 3.3, 3.4, and 3.18, and Section 3.9 for taxes to be paid by the members of National for profits and losses occurring prior to Closing.

(2)           In addition to Section 8.1(g)(1), (i) the maximum aggregate liability of NBPCo under (A) Section 8.1(a)(i), other than with respect to (x) Section 3.9 for taxes to be paid by the members of National for profits and losses occurring prior to Closing or (y) a misrepresentation or omission by NBPCo constituting actual and knowing fraud by NBPCo in the context in which it was given, (B) Section 8.1(a)(ii) and (C) Section 8.1(c), shall be limited to NBPCo’s portion of the Purchase Price and (ii) the maximum aggregate liability of TKK, TMK and New Kleinco under Section 8.1(b) shall be limited to the value of the National Interests owned by New Kleinco as set forth on Exhibit 3.1 of the Restated LLC Agreement.  The limit of NBPCo’s indemnification obligation for those items described in the preceding sentence is referred to as the “NBPCo Limit.”

(h)           Escrow.

(1)           Any obligation of USPB and/or NBPCo pursuant to this Article VIII shall first be satisfied from the Escrow Fund, to the extent that there is any amount remaining in the Escrow Fund, by release of funds to the relevant Buyer Indemnified Person by the Escrow Agent.

(2)           If, on the one year anniversary of the Closing, there shall not have been any claims for indemnification pursuant to this Section 8.1 properly made on or prior to such one year anniversary, then $20 million of the Escrow Fund shall be released to USPB and NBPCo in accordance with the provisions of the Escrow Agreement.

(3)           On the two year anniversary of the Closing (“Release Date”), the difference, if positive, obtained by subtracting from the remaining amount of the Escrow Fund an amount equal to the aggregate amount of unsatisfied claims for damages of Buyer Indemnified Persons properly made on or prior to the Release Date shall be released to USPB and NBPCo in accordance with the provisions of the Escrow Agreement.  Further, from and after the Release Date, to the extent that (a) any amounts have been withheld in respect of unsatisfied claims and (b) the applicable underlying claims are resolved in favor of USPB and NBPCo, such amounts shall be promptly released to USPB and NBPCo in accordance with the terms of the Escrow Agreement.  For the avoidance of doubt, the release of funds from the Escrow Fund shall not affect any obligation of USPB or NBPCo under this Section 8.1.

(i)            Seller’s and New Kleinco’s Obligations.  The obligations of the various Sellers and New Kleinco under this Agreement shall be several and not joint.  The maximum amount of USPB’s and NBPCo’s obligation to indemnify Buyer under Section 8.1(a) or Section 8.1(c) (in each case, subject to Section 8.1(g)) is limited to such Seller’s Portion of the total amount payable to Buyer under Section 8.1(a) or Section 8.1(c) (in each case, subject to Section 8.1(g)); provided, however, (i) for the avoidance of doubt, NBPCo’s indemnification obligations with respect to items subject to the NBPCo Limit shall terminate once the NBPCo Limit is reached; and (ii) with respect to items subject to the NBPCo Limit, after the NBPCo Limit is reached, USPB’s indemnification obligation under Section 8.1(a) and Section 8.1(c) (in each

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case, subject to Section 8.1(g)) shall continue for the entire amount of such obligations without being limited to USPB’s Seller’s Portion of the total amount payable to Buyer under Section 8.1(a) or Section 8.1(c) (in each case, subject to Section 8.1(g)).  Each Seller shall not be liable for the indemnification obligations of any other Seller.  The amount for each Seller’s or New Kleinco’s indemnification obligation is defined as the “Obligation Amount”.  Sellers and New Kleinco agree that, after the Closing, they shall not seek indemnification from National pursuant to any indemnification provision, whether contractual or otherwise, for any indemnification liability hereunder.

(j)            Procedure for Claims by Buyer.  If a Buyer Indemnified Person intends to seek indemnification under this Section 8.1, such Buyer Indemnified Person shall provide to each of the Sellers or New Kleinco, as applicable, from whom indemnification is sought written notice of the existence of such claim as soon as practicable but in all cases within the appropriate Claim Period under Section 8.2(a), Section 8.2(b), and Section 8.2(c) including reasonably specific and reasonably detailed information regarding the alleged breach or inaccuracy and information supporting the amount of the Losses; provided that the failure of any Buyer Indemnified Person to give timely notice hereunder shall not affect rights to indemnification hereunder (i) unless, and then only to the extent that, such Seller or New Kleinco, as applicable, demonstrates actual material damage caused by such failure, and then only to the extent thereof or (ii) unless such notice is given after the expiration of the appropriate Claim Period.  A claim for indemnification by a Buyer Indemnified Person must be made in the appropriate Claim Period and a claim for indemnification by a Buyer Indemnified Person from Sellers or New Kleinco outside of the appropriate Claim Period is not valid (for clarity, expiration of Claim Period shall not affect any claim for indemnification asserted prior to expiration of the Claim Period and the applicable representations and warranties shall survive the expiration of the Claim Period solely for the purpose of resolving any claim properly made within the Claim Period until such claim is finally resolved).  Each of Sellers and New Kleinco shall have a period of sixty (60) days in which to review the written notice and related information provided by Buyer to it and to request reasonable additional information from National or Buyer regarding Buyer’s claim for indemnification, which additional information Buyer shall promptly provide or cause, whether through action of National’s board of managers or otherwise, to be provided.  Within fifteen (15) Business Days following the end of the sixty (60) day review period specified above, either each Seller and/or New Kleinco, as applicable, shall pay Buyer the applicable Obligation Amount, or such Seller or New Kleinco, as applicable, shall reject Buyer’s claim for indemnification by written notice to Buyer (the “Rejection Notice”).  If, at the end of such fifteen (15) Business Day period such Seller or New Kleinco, as applicable, has not either paid the applicable Obligation Amount or delivered a Rejection Notice, then such Seller or New Kleinco, as applicable, shall be conclusively obligated to pay Buyer the applicable Obligation Amount.  In the event a Seller or New Kleinco delivers a Rejection Notice, (x) Buyer shall have all rights and remedies under law to pursue the claim subject to the limitations on liability in this Agreement and such Seller or New Kleinco, as applicable, shall have all defenses available to it under law and (y) such Seller or New Kleinco, as applicable, shall not have an indemnification obligation unless and until there is an adjudication or other final determination that such Seller or New Kleinco, as applicable, has an obligation to Buyer.

(k)           Sole Remedy.  From and after the Closing, except for any representation, warranty, or schedule that is a misrepresentation or omission by Sellers, New Kleinco or

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National constituting actual and knowing fraud by such Party in the context it was given, the Parties acknowledge and agree that, the sole and exclusive remedy for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty or certificates delivered by Sellers, New Kleinco or National to Buyer under this Agreement will be indemnification in accordance with this Section 8.1. In furtherance of the foregoing, Buyer hereby waives, to the fullest extent permitted by Applicable Law, any and all other rights, claims, and causes of action (including rights of contributions, if any) that may be based upon, arise out of, or relate to a misrepresentation by National in this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made by Sellers, New Kleinco or National in or in connection with this Agreement or as an inducement to enter into this Agreement), known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any Applicable Law (including any such Applicable Law under or relating to environmental matters), common law, or otherwise.  Subject to Section 7.2(b)(6), the foregoing shall not limit Buyer’s ability to seek specific performance, injunctive relief or other non-monetary equitable remedies as may be required to enforce covenants or other agreements (including Section 5.13), or to seek any remedy in connection with other Transaction Documents.

(l)            Investigation.  Except as set forth in Section 5.4(b), the right to indemnification under this Section 8.1 or any other remedy based on representations, warranties, covenants and agreements of Sellers, New Kleinco or National in this Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) by Buyer at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

(m)          Right of Offset.  In the event (a) any Seller or New Kleinco (“Indemnitor”) becomes obligated to make any payments to Buyer (which for purposes of this Section 8.1(m) shall include Buyer’s wholly owned, direct or indirect Subsidiaries) under this Agreement, (b) after taking into account all amounts in the Escrow Fund which shall first be used to satisfy an indemnification obligation of USPB and/or NBPCo covered by the Escrow Fund, there remains unpaid any portion of the indemnification obligation (the “Indemnification Shortfall”) and (c) a period of at least five (5) Business Days has elapsed since Buyer has provided written notice of such Indemnification Shortfall, the Indemnitor hereby authorizes and directs that upon notice to National by Buyer, with a copy to the Indemnitor, Buyer may require National to pay to Buyer any and all payments or distributions under the Restated LLC Agreement that National would, but for this provision, make to the Indemnitor or any of its Permitted Transferees (as such term is defined in the Restated LLC Agreement) to pay such Indemnification Shortfall in full.  Sellers and New Kleinco agree that they will cooperate (and cause each of their Permitted Transferees to cooperate) with National and Buyer to effectuate this provision, including providing any consents or written directions to National confirming such payments and that any transfer of membership interests in National by a Seller or New Kleinco to a Permitted Transferee shall be subject to this obligation.

8.2           Limited Survival of Representations, Warranties.

(a)           Sellers.  The representations and warranties of each Seller and New Kleinco and any certificate delivered by any Seller or New Kleinco pursuant to this Agreement

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are made as of the execution of this Agreement and as of the Closing Date and shall survive the Closing Date until the expiration of the Claim Period applicable thereto.  The Claim Period for a Buyer Indemnified Person to make a claim against any Seller (other than TKK and TMK) for a breach of any of such Seller’s representations, warranties or certificates delivered by such Seller pursuant to this Agreement as well as for a failure of such Seller to perform any agreement, covenant or obligation in this Agreement required to be performed on or prior to the Closing is until the two year anniversary of the Closing; provided, that (1) the Claim Period for a claim related to any of such Seller’s representations, warranties or certificates delivered by such Seller pursuant to this Agreement with respect to Sections 2.1(a), 2.1(b), 2.1(c), 2.1(e) and 2.2 shall be indefinitely and (2) the Claim Period for a claim pursuant to Section 8.1(c) shall be until sixty (60) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof (including all applicable periods of extension).  The Claim Period for a Buyer Indemnified Person to make a claim against TKK, TMK or New Kleinco for a breach of the representations and warranties of TKK, TMK or New Kleinco or certificates delivered by TKK, TMK or New Kleinco pursuant to this Agreement as well as for a failure of TKK, TMK or New Kleinco to perform any agreement, covenant or obligation in this Agreement required to be performed on or prior to the Closing is until the eighteen month anniversary of the Closing.

(b)           National Representations and Warranties.  National’s representations, warranties, covenants, and any certificates delivered by National or an officer of National are made as of the execution of this Agreement and as of the Closing Date and shall survive the Closing Date until the expiration of the Claim Period applicable thereto.  The Claim Period for a Buyer Indemnified Person to make a claim against Sellers for a breach of any of National’s representations, warranties, covenants or certificates delivered by National pursuant to this Agreement as well as for a failure of National to perform any agreement, covenant or obligation in this Agreement required to be performed on or prior to the Closing is until the two year anniversary of the Closing; provided, that (1) the Claim Period for a claim related to any of National’s representations, warranties or certificates delivered by National pursuant to this Agreement with respect to Sections 3.1, 3.2, 3.3, 3.4 and 3.18 shall be indefinitely, and (2) the Claim Period for a claim related to any of National’s representations, warranties or certificates delivered by National pursuant to this Agreement with respect to Section 3.9 shall be until sixty (60) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof (including all applicable periods of extension).

(c)           No Limitation.  Other than the representations, warranties and certificates referred to in Section 8.2(a) and 8.2(b), this Section 8.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance, or creates rights or remedies, after: (1) the Closing Time, including without limitation, those contained in Article I and this Article VIII, and Section 5.7, 5.8 and 5.13; or (2) the termination of this Agreement, pursuant to Article VII.  The Claim Period for any such covenant or agreement shall be until such covenant or agreement is fully performed or until such covenant or agreement expires in accordance with its terms.

8.3           Amendment and Waiver.  This Agreement may only be amended if the amendment is set forth in a writing executed by the Parties.  No waiver of any provision of this Agreement shall be binding unless the waiver is in writing and signed by the Party against whom

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such waiver is to be enforced.  No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy with respect to a breach of this Agreement shall constitute a waiver of any breach or any other covenant, duty, agreement, or condition.

8.4           Notices.  All notices, demands, and other communications given or delivered under this Agreement will be in writing and will be deemed to have been given when personally delivered or sent by facsimile transmission, or other electronic means of transmitting written documents, or sent to the Parties at the respective addresses indicated below by registered or certified U.S. mail, return receipt requested and postage prepaid or by private overnight mail courier service.  Notices, demands, and communications sent by facsimile transmission or other electronic means must also be sent by regular U.S. mail or by private overnight mail courier service to the Parties in order for the notice to be effective.  Notices, demands, and communications to the National, Sellers, New Kleinco or Buyer, must, unless another address is specified in writing, be sent to the address indicated below:

If to Buyer:	Leucadia National Corporation
315 Park Avenue South
New York, NY 10010
Attention: President
Fax: (212) 598-3245

with a copy (which copy shall not constitute notice to Buyer) to:

Andrea A. Bernstein (andrea.bernstein@weil.com)
Matthew J. Gilroy (matthew.gilroy@weil.com)
Weil, Gotshal and Manges LLP
767 Fifth Avenue
New York, NY 10153
Fax: (212) 310-8007

If to National:	National Beef Packing Company, LLC
12200 Ambassador Drive, 5th Floor
Kansas City, MO 64163
Attention: General Counsel
	Fax:	(816) 713-8889

with a copy (which copy shall not constitute notice to National) to:

Husch Blackwell, LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
Attention: John Brungardt
(john.brungardt@huschblackwell.com)
	Fax:	(816) 983-8080

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If to Sellers:	U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, MO 64195
Attention: Steven D. Hunt, CEO
	Fax:	(816) 713-8810

with a copy (which copy shall not constitute notice to USPB) to:

Mark J. Hanson (mjhanson@stoel.com)
Ronald D. McFall (rdmcfall@stoel.com)
Stoel Rives LLP
33 South Sixth Street, Suite 4200
Minneapolis, MN 55402
	Fax:	(612) 373-8881

NBPCo Holdings, LLC
891 Two Rivers Drive
Dakota Dunes, SD 57049
Attention: Rich Jochum
	Fax:	(605) 217-8001

with a copy (which copy shall not constitute notice to NBPCo):

Michael M. Hupp
Koley Jessen P.C., L.L.O.
1125 S. 103rd Street, Suite 800
Omaha, NE 68124
	Fax:	(402) 390-9500

TKK Investments, LLC
5964 N. Cosby Ave.
Kansas City, MO 64151
	Attention:	Timothy M. Klein

TMKCo, LLC
5964 N. Cosby Ave.
Kansas City, MO 64151
	Attention:	Timothy M. Klein

If to New Kleinco:	TMK Holdings, LLC
5964 N. Cosby Ave.
Kansas City, MO 64151
	Attention:	Timothy M. Klein

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that the notice of change of address shall be effective only upon receipt.

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8.5           Binding Agreement; Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the Parties, whether by operation of law or otherwise, without the written consent of the other Parties and any purported assignment without such consent shall be void; provided, however, that Buyer may assign, in its sole discretion, any or all of its rights, interests, and obligations under this Agreement in whole or in part to one or more Subsidiaries or to any Affiliate of Buyer; provided, however, that no such assignment shall effect a release of Buyer from its obligations under this Agreement and Buyer shall remain fully liable for all its obligations under this Agreement. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.6           Severability.  Whenever possible, each provision of this Agreement will be interpreted in a manner as to be effective and valid under Applicable Laws, but if any provision of this Agreement is held to be prohibited by or invalid under Applicable Laws, the provision will be ineffective only to the extent of the prohibition or invalidity, without invalidating the remainder of the provision or the remaining provisions of this Agreement.

8.7           Other Definitional Provisions.  The terms “hereof,” “herein” and “hereunder” and terms of similar import will refer to this Agreement as a whole and not to any particular provision of this Agreement.  Article, Section, paragraph, clause, subsection, Exhibit and Schedule references contained in this Agreement are references to Articles, Sections, clauses, subsections, Exhibits and Schedules in or attached to this Agreement, unless otherwise specified.  Each defined term used in this Agreement has a comparable meaning when used in its plural or singular form.  Each gender specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender neutral form.  Whenever the terms “include” or “including” are used in this Agreement (whether or not such terms are followed by the phrase “but not limited to” or “without limitation” or words of similar effect) in connection with a listing of items within a particular classification, that listing will be interpreted to be illustrative only and will not be interpreted as a limitation on, or an exclusive listing of, the items within that classification.  Each reference in this Agreement to any Applicable Laws will be deemed to include such Applicable Laws as they hereafter may be amended, supplemented or modified from time to time and any successor thereto, unless such treatment would be contrary to the express terms of this Agreement.  Any term used but not defined in this Agreement shall have the meaning given to the term in Exhibit A, which Exhibit A is incorporated into this Agreement by reference.  Whenever any amount is stated in this Agreement in “Dollars” or by reference to the “$” symbol, such amount shall be United States dollars (unless a contrary intention appears) and will, when the context allows, include equivalent amounts in other currencies.

8.8           Captions.  The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize, or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

8.9           Entire Agreement.  This Agreement (including the Exhibits, Schedules and certificates delivered pursuant to this Agreement), the Transaction Documents and the Confidentiality Agreement contain the entire agreement between the Parties and supersede any

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prior understandings, agreements or representations by or between the Parties, written or oral, which may have related to the subject matter in any way.

8.10         Counterparts and Facsimile Signatures.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

8.11         Waiver of Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAWS, EACH OF THE PARTIES IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE.  ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 8.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

8.12         Public Announcements.  Prior to the Closing, no Party shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other Parties (which consent shall not be unreasonably withheld or delayed), except that any Party may make any disclosure required by Applicable Laws (including federal securities laws) or applicable stock exchange rules if it determines in good faith that it, or any Subsidiary or parent company thereof, is required to do so.  A Party, with respect to the each such disclosure, shall provide the other Parties with prior notice and a reasonable opportunity to review the disclosure.

8.13         Jurisdiction.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, THE PARTIES AGREE THAT ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THIS AGREEMENT SHALL BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, IN THE CASE OF ANY CLAIM AS TO WHICH THE FEDERAL COURTS HAVE EXCLUSIVE SUBJECT MATTER JURISDICTION, THE FEDERAL COURT OF THE UNITED STATES OF AMERICA) SITTING IN THE STATE OF DELAWARE, AND EACH OF THE PARTIES CONSENTS TO THE EXCLUSIVE JURISDICTION OF THOSE COURTS (AND OF THE APPROPRIATE APPELLATE COURTS) IN ANY SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUIT, ACTION OR PROCEEDING IN ANY OF THOSE COURTS OR THAT ANY SUIT, ACTION OR PROCEEDING WHICH IS BROUGHT IN ANY OF THOSE COURTS HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  PROCESS IN ANY SUIT, ACTION OR

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PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE JURISDICTION OF ANY OF THE NAMED COURTS.  WITHOUT LIMITING THE FOREGOING, EACH PARTY AGREES THAT SERVICE OF PROCESS ON IT BY NOTICE AS PROVIDED IN SECTION 8.4 SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS.

8.14         Governing Law.  ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY THE INTERNAL LAW OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

8.15         Attorneys’ Fees.  In any action or proceeding instituted by a Party arising in whole or in part under, related to, based on or in connection with this Agreement or the subject matter of this Agreement, the prevailing Party shall be entitled to receive from the losing Party reasonable attorneys’ fees, costs and expenses incurred in connection with the action or proceeding, including any appeals from the action or proceeding.

8.16         Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns.  Nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth in this Agreement.

8.17         Expenses.

(a)           Fees for Agreement.  Each Seller will pay the Seller’s Portion of the fees and expenses incurred by Sellers and (except as provided in Section 8.17(c) below) National in connection with the drafting of this Agreement.

(b)           Fees for Proxy Statement.  USPB will pay for all fees and expenses incurred for the proxy statement in connection with the transactions contemplated under this Agreement.

(c)           Fees for Due Diligence Review.  National will bear all fees and expenses incurred for the due diligence review (including the establishment of the Data Room and the preparation of the Schedules hereto).

(d)           Other Fees.  Except as otherwise expressly provided in this Agreement (including Section 7.2(b)), the Parties shall each pay all of their own fees, costs, and expenses (including fees, costs, and expenses of legal counsel, investment bankers, advisors, accountants, brokers, or other representatives and consultants and appraisal fees, costs, and expenses) incurred by the Person in connection with the preparation, negotiation, execution, and delivery of this Agreement and the other Transaction Documents, the performance of their respective obligations under this Agreement, and the consummation of the transactions contemplated by this Agreement.

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8.18         Rules of Construction.

(a)           Representation By Counsel.  Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement.  Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating to this Agreement shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is expressly waived.

(b)           Limited Purpose of Disclosure Schedule.  The inclusion of any information in the Sellers Disclosure Schedule or the National Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of the information in the National SEC Documents, the Sellers Disclosure Schedule or the National Disclosure Schedule, that the information is required to be listed in the Sellers Disclosure Schedule or the National Disclosure Schedule or that the items are material to National.  The headings, if any, of the individual sections of the Sellers Disclosure Schedule and the National Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part of the section or a part of this Agreement.  The Seller Disclosure Schedule and the National Disclosure Schedule are each arranged in sections corresponding to those contained in Article II or Article III, as the case may be, merely for convenience, and the disclosure of an item in one section of the Sellers Disclosure Schedule or the National Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties contained in Article II or Article III, as the case may be, to the extent that the relevance of the item as an exception or as contemplated under Section 5.4 hereof a supplement to such other representations or warranties is reasonably apparent on the face of the item, notwithstanding the presence or absence of an appropriate section of the Sellers Disclosure Schedule or the National Disclosure Schedule with respect to other representations or warranties or a reference to the other representations or warranties in either the Sellers Disclosure Schedule or the National Disclosure Schedule or in the particular representation or warranty in Article II or Article III, as the case may be.

(c)           Dollar Amounts Not An Admission of Materiality.  The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the National SEC Documents, the Sellers Disclosure Schedule or the National Disclosure Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of those amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any Schedule) is or is not material for purposes of this Agreement (other than with respect to any representation, warranty or provision of this Agreement in which such specification occurs).

(d)           U.S. Dollar.  The term “dollar”, “U.S. dollar”, “United States dollar”, “$”, “USD” and like expressions means United States dollars or (as relevant) an equivalent amount in another currency.  For purposes of this Agreement, any Debt, amount, liability, or

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obligation that is expressed in a foreign currency pursuant to the underlying agreement or transaction shall be converted into United States dollars:

(1)           pursuant to the terms of the underlying agreement or transaction if the conversion is expressly addressed in that agreement or transaction; or

(2)           if clause (1) is not applicable based on the 12 noon rate for customs purposes as quoted by the Federal Reserve Bank of New York on the last Business Day that is immediately prior to the date that the determination of the conversion is required under this Agreement or any successor rate quoted by the Federal Reserve Bank of New York.

(e)           Buyer Disclosure Schedule Not Admission.  The inclusion of any information in the Buyer Disclosure Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of the information in the Buyer Disclosure Schedule, that the information is required to be listed in the Buyer Disclosure Schedule or that the items are material to Buyer.  The headings, if any, of the individual sections of each of the Buyer Disclosure Schedules are inserted for convenience only and shall not be deemed to constitute a part of the Buyer Disclosure Schedules or a part of this Agreement.  The Buyer Disclosure Schedule is arranged in sections corresponding to those contained in Article IV merely for convenience, and the disclosure of an item in one section of the Buyer Disclosure Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties contained in Article IV to the extent that the relevance of the item to the representations or warranties is reasonably apparent on the face of the item, notwithstanding the presence or absence of an appropriate section of the Buyer Disclosure Schedule with respect to other representations or warranties or a reference to the other representations or warranties in either the Buyer Disclosure Schedule or in the particular representation or warranty in Article IV.

8.19         Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that prior to termination of this Agreement in accordance with Article VII, the Parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 8.13, this being in addition to any other remedy to which they are entitled at law or in equity.

8.20         Tax Matters.

(a)           Tax Returns.  The Parties agree that Buyer’s purchase of the National Interests will result in a termination of National for Federal income tax purposes under Code Section 708.  Sellers shall control the preparation and filing, in a manner consistent with the past practice of National or any of its Subsidiaries, as applicable, all Tax Returns in respect of National or any its Subsidiaries that are required to be prepared and filed prior to the Closing Date; provided, however, that to the extent that any item on any such Tax Returns would reasonably be expected to have an adverse effect on Buyer, National, or any of its Subsidiaries, Sellers shall provide a copy of such Tax Returns to Buyer at least fifteen (15) days prior to the due date for filing such Tax Returns and Sellers shall not file such Tax Returns without Buyer’s

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consent (which shall not be unreasonably withheld, conditioned, or delayed).  Buyer shall control the preparation and filing (including through direction and oversight of National) all other Tax Returns in respect of National and its Subsidiaries (including any Tax Return for any Pre-Closing Tax Period and required to be filed after the Closing Date); provided, however, that in the case of any such Tax Return for a Pre-Closing Tax Period, such Tax Return will be prepared in a manner consistent with prior tax accounting practices and methods used by National or any of its Subsidiaries, as applicable, except as otherwise required by Applicable Law, and Buyer shall provide a copy of any such Tax Return to Sellers for their review and comment at least fifteen (15) days prior to the due date for filing such Tax Returns and shall attempt in good faith to address all reasonable comments made by the Sellers; provided, however, that to the extent that Sellers would be reasonably expected to have material liability for any item on such Tax Returns pursuant to this Agreement, Buyer shall not file such Tax Returns without Sellers’ consent (which shall not be unreasonably withheld, conditioned, or delayed).

(b)           Straddle Periods.  To the extent permitted by Applicable Law, the Parties agree to cause the taxable period of National and each of its Subsidiaries to close on the Closing Date.  In the case of Taxes of National or any of its Subsidiaries that are payable with respect to a taxable period beginning on or prior to and ending after the Closing Date (a “Straddle Period”), the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be borne and paid by Sellers, and such portion shall be determined as follows:

(1)           in the case of Taxes that are (A) based upon or related to income or receipts, (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), or (C) not described in clauses (1)(A), (1)(B), or (2) of this Section 8.20(b), deemed equal to the amount that would be payable if the taxable period ended on the Closing Date; and

(2)           in the case of Taxes imposed on a periodic basis with respect to one or more assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period, multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(c)           Tax Matters Information.  After the Closing, the Parties shall (1) provide, and shall cause each of their Affiliates to provide, to the other Parties and their Affiliates (at the expense of the requesting Party) such information relating to National as the Parties may reasonably request with respect to Tax matters; (2) (A) retain, in a manner in compliance with Section 6001 of the Code, all books and records of National and each of its Subsidiaries with respect to Tax matters pertinent to National or any of its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, National, or any of its Subsidiaries, any extensions thereof) of each respective taxable period, and to abide by all record retention agreements entered into with any taxing authority, and (B) give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if any other Party so requests, Buyer, National, or a Subsidiary, as the case may be, shall allow the requesting Party to take possession

65

of such books and records; and (3) cooperate with each other in (A) the conduct of any audit or other proceeding with respect to any Tax relating to National or any of its Subsidiaries for each taxable period or portion of such period ending on or prior to the Closing Date until the expiration of the applicable statute of limitations taking into account any and all extensions or waivers and (B) the structuring of any Schedule 1.2(d) Transaction following the Closing Date and the consummation and execution of any agreement in furtherance thereof.

(d)           Taxing Authority Notice.  If Buyer or any of its Affiliates (including National) receives any written notice from any taxing authority proposing any adjustment to any income tax return relating to any Pre-Closing Tax Period, Buyer shall provide Sellers prompt written notice of such taxing authority notice.  Sellers shall have the right to control, at their own expense, any audit relating solely to a Pre-Closing Tax Period and for which a Seller has financial responsibility pursuant to this Agreement or by law, and Buyer shall have the right to control, at its own expense, all other audits; provided, however, that neither Buyer nor Sellers (or their respective Affiliates) shall have the right to take a position that would have a Material Adverse Effect on the other Party or Parties without the written consent of such other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(e)           Post Closing Distributions.

(1)           Notwithstanding anything in this Agreement to the contrary, with respect to the period between National’s most recent distributions and the Closing, upon completion of the Federal, state and local income tax returns described above, National shall make a priority return distribution under Section 5.2.2 of the National Limited Liability Company Agreement and a tax distribution to each Seller in an amount equal to forty-eight percent (48%) of the taxable income of National reported on the Tax Returns described in Section 8.20(a) and allocated to that Seller (collectively for each Seller, the “Final Pre-Closing Tax Distribution”), in both cases reduced by any prior tax distributions made to the Seller with respect to such income under Section 5.2.1 of the National Limited Liability Company Agreement.  If the amount of the Final Pre-Closing Tax Distribution for a Seller shall be less than the aggregate amount actually distributed to such Seller in respect of the taxable year ending on the Closing Date, such Seller shall pay to National the amount of such excess distribution.

(2)           Sellers shall, and shall cause National and any of its Subsidiaries (as applicable) to, consent to any distribution necessary to undertake any Schedule 1.2(d) Transaction hereof in connection with the transactions contemplated by this Agreement.

(f)            Transfer Taxes.  All transfer, documentary, registration, stamp, and other similar Taxes (including, charges for or in connection with the recording of any instrument or document as provided in this Agreement) payable in connection with the Sale and the other transactions contemplated by this Agreement (“Transfer Taxes”) will be borne one-half by Buyer, on the one hand, and one-half by the Sellers (in accordance with their percentage ownership of the total value of the National Interests), on the other hand, with such Transfer Taxes to be timely paid by each such party.

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ARTICLE IX

NEW KLEINCO GUARANTEE

9.1           New Kleinco Guarantee.  New Kleinco hereby unconditionally and irrevocably, as a primary obligor and not only a surety, guarantees to Buyer and the other Buyer Indemnified Persons, and their respective successors, transferees and permitted assigns, the prompt and complete payment and performance by TKK and TMK when due of their indemnification obligations under Section 8.1 (the “Klein Guaranteed Obligations”).  This guarantee shall remain in full force and effect until all of the Klein Guaranteed Obligations shall have been paid in full.  New Kleinco waives (i) any and all notice of the creation, renewal, extension or accrual of any of the Klein Guaranteed Obligations and (ii) diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon TKK or TMK with respect to the Klein Guaranteed Obligations.

Remainder of Page Intentionally Left Blank

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

SELLERS:	U.S. PREMIUM BEEF, LLC

By:
Name:
Title:

NBPCO HOLDINGS, LLC

By:
Name:
Title:

TKK INVESTMENTS, LLC

By:
Name:
Title:

TMKCO, LLC

By:
Name:
Title:

NEW KLEINCO:	TMK HOLDINGS, LLC

By:
Name:
Title:

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

BUYER:	LEUCADIA NATIONAL CORPORATION

By:
Name:
Title:

NATIONAL:	NATIONAL BEEF PACKING COMPANY, LLC

By:
Name:
Title:

[SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT]

SCHEDULE 1.2(D)

At the request of Buyer, the Parties shall cause the following transactions to occur:

1.               At or prior to the Closing, National shall form a direct, wholly owned Delaware limited liability company (“NewSub”).

2.               National shall transfer, and shall cause its Subsidiaries to transfer, all of the tangible and intangible assets of National and its Subsidiaries located in Pennsylvania to NewSub in exchange for all of the membership interests in NewSub.  In connection with this transfer, NewSub and National shall take all necessary steps to substantially continue all benefits available to all employees located in Pennsylvania prior to their transfer to NewSub.

3.               Following the Closing, National shall declare and make a pro rata dividend of all of the membership interests in NewSub to the members of National.

4.               Simultaneously with Step 3, (i) the Parties that receive the membership interests in NewSub shall enter into the NewSub limited liability company agreement set forth on Exhibit I hereto and (ii) the members of National shall enter into the National limited liability company agreement set forth on Exhibit II hereto.

5.               NewSub and National (or one or more designated Subsidiaries of National) shall enter into one or more agreements to memorialize the on-going business relationship between NewSub and National (e.g., management services agreement, loan agreement, trademark license agreement, etc.).

EXHIBIT I

NEWSUB LIMITED LIABILITY COMPANY AGREEMENT

EXHIBIT II

NATIONAL LIMITED LIABILITY COMPANY AGREEMENT

EXHIBIT A

DEFINED TERMS

As used in the Membership Interest Purchase Agreement to which this Exhibit A is attached and incorporated by reference therein, the following terms will have the meanings specified:

“5.11 Notice” has the meaning set forth in Section 5.11(d).

“Acquisition Proposal” has the meaning set forth in Section 5.11(a).

“Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person.

“Agreement” has the meaning set forth in the Introduction.

“Antitrust Laws” means collectively the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, or any other federal, state or foreign law or regulation or decree or an order designed to prohibit, restrict or regulate actions for the purpose or effect of foreign ownership, monopolization or restraint of trade.

“Applicable Laws” means all applicable federal, state, provincial, local or foreign laws, statutes, rules, regulations, ordinances, directives, judgments, order (judicial or administrative), decrees, injunctions and writs of any Governmental Entity or any similar provisions having the force or effect of law.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Buyer” has the meaning set forth in the Introduction.

“Buyer Disclosure Schedule” means that certain disclosure schedule of even date with this Agreement from Buyer to Sellers delivered concurrently with the execution and delivery of this Agreement.  For purposes of this Agreement, the Buyer Disclosure Schedule shall be deemed to include all information disclosed in the reports, schedules, forms, statements and other documents filed by Buyer with the SEC for the 12 months prior to the date of this Agreement with respect to information that is reasonably apparent on its face relevant to the representations and warranties contained in Article IV, excluding any disclosures contained therein in any risk factor section, in any section relating to forward looking statements or any other disclosures to the extent that they are cautionary, predictive or forward looking in nature.

“Buyer Indemnified Persons” has the meaning set forth in Section 8.1(a).

“Cap” has the meaning set forth in Section 8.1(g)(1).

Exhibit A-1

“Capital Expenditure Budget” has the meaning set forth in Section 5.1(r).

“Cattle Purchase and Sale Agreement” has the meaning set forth in Section 1.7.

“Change of Recommendation” has the meaning set forth in Section 5.11(d)(1).

“Claim Period” means the respective periods set forth in Section 8.2(a) or 8.2(b), during which a claim against any Seller or New Kleinco for a breach of any of Sellers’ or New Kleinco’s representations, warranties or certificates, as the case may be, may be asserted.

“Closing” means the consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Time” means the time at which the Closing is effective.

“COBRA” has the meaning set forth in Section 3.13(b).

“Code” means the Internal Revenue Code of 1986, as amended (including, where applicable, the Internal Revenue Code of 1954, as amended).

“Competing Transaction Agreement” has the meaning set forth in Section 5.11(c)(2).

“Competing Business” means any business, whether in corporate, proprietorship or partnership form or otherwise, that is engaged, directly or indirectly, anywhere in the world in one or more of the following businesses: cattle slaughter, beef processing and/or packaging, including for the case ready and portioned beef market, retail and/or wholesale marketing of beef and hide tanning.

“Competing Facility” means any cattle slaughtering facility, any beef processing and/or packaging facility, any retail and/or wholesale beef marketing operation or any hide tanning facility owned by a Competing Business anywhere in the world.

“Confidentiality Agreement” means the confidentiality agreement between Buyer and National signed April 4, 2011.

“Consent” means any consent, order, approval, authorization, ratification or other action of, or any filing with or notice to or other action with respect to, any Governmental Entity or any other Person which is required for any of the execution, delivery or performance of the Agreement or any other Transaction Document or the consummation of transactions contemplated hereby or thereby, whether such requirement arises pursuant to any Applicable Laws, contract or agreement, including any of the foregoing which is required in order to prevent a breach of or a default under or a termination or modification of any contract or agreement, which right of breach, default, termination or modification results from the execution, delivery or consummation of the transaction contemplated under the Agreement.

Exhibit A-2

“Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Controlled Group Member” has the meaning set forth in Section 3.13(a).

“Credit Agreement” means the Amended and Restated Credit Agreement, by and between National and the various issuers and lenders parties thereto dated as of June 4, 2010, as amended by the First Amendment dated June 10, 2011.

“Credit Agreement Consent” has the meaning set forth in the recitals hereto.

“Cure Period” has the meaning set forth in Section 7.1(b)(2).

“Data Room” means the data site established by Merrill for review of documents and information by the Parties to this Agreement.

“Debt” means, without duplication, as of immediately prior to the Closing, the aggregate amount of:

(1)           all indebtedness of National and its Subsidiaries (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon), whether or not represented by bonds, debentures, notes or other securities, for the repayment of money borrowed;

(2)           all deferred indebtedness of National and its Subsidiaries for the payment of the purchase price of property or assets purchased;

(3)           all obligations of National and its Subsidiaries to pay rent or other payment amounts under a lease of real or personal property which is classified as a capital lease on the face of the Latest Balance Sheet;

(4)           any outstanding reimbursement obligation of National and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of National or its Subsidiaries pursuant to which the applicable bank or similar entity has paid thereunder obligations for which National or its Subsidiaries is required to repay;

(5)           any payment obligation of National and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks;

(6)           all indebtedness for borrowed money secured by any Lien existing on property owned by National or its Subsidiaries, whether or not indebtedness secured by the indebtedness shall have been assumed;

Exhibit A-3

(7)           all guaranties, endorsements, assumptions and other contingent obligations of National and its Subsidiaries in respect of, or to purchase or to otherwise acquire, indebtedness for borrowed money of others the repayment of which is guaranteed by National or its Subsidiaries; and

(8)           all other short-term and long-term liabilities of National and its Subsidiaries for borrowed money.

“Determination Period” has the meaning set forth in Section 5.11(b)(3).

“DOJ” means the United States Department of Justice.

“Employee Benefit Plan” has the meaning set forth in Section 3.13(a).

“Environmental Laws” has the meaning set forth in Section 3.16(l).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Fund” has the meaning set forth in Section 1.2(b).

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Final Pre-Closing Tax Distribution” has the meaning set forth in Section 8.20(e)(1).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Entity” means any government, governmental department, commission (including industrial development board authority), board, bureau, agency, court, administrative or executive branch, judicial branch, legislative branch or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, province, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Ground Lease” has the meaning set forth in Section 3.8(f).

“Ground Leased Real Properties” has the meaning set forth in Section 3.8(a).

“Hazardous Materials” has the meaning set forth in Section 3.16(m).

“Headquarters Lease” has the meaning set forth in Section 3.8(g).

“HSR Act” has the meaning set forth in Section 3.5(b)(1).

“Indemnification Shortfall” has the meaning set forth in Section 8.1(m).

Exhibit A-4

“Indemnitor” has the meaning set forth in Section 8.1(m).

“Indication of Interest” means the non-binding indication of interest letter dated as of May 26, 2011 between Buyer, National and Sellers.

“Industry” means the cattle slaughter & processing, retail and wholesale marketing of beef and hide tanning industries in the United States in which National and its Subsidiaries conduct their business.

“Intellectual Property” has the meaning set forth in Section 3.11(b).

“IP Agreements” has the meaning set forth in Section 3.11(c).

“IRS” has the meaning set forth in Section 3.13(c).

“Klein Employment Agreement” has the meaning set forth in the recitals hereto.

“Klein Guaranteed Obligations” has the meaning set forth in Section 9.1.

“Klein Pledge Agreement” has the meaning set forth in Section 1.7.

“Klein Purchase” has the meaning set forth in the recitals hereto.

“Klein Purchase Price” has the meaning set forth in Section 1.2(a)(3).

“Knowledge” means, (i) in the case of Buyer, only the current, actual knowledge and awareness (and shall not include any deemed or constructive knowledge or awareness), after reasonable inquiry given the subject of the knowledge, of Justin R. Wheeler, Joseph A. Orlando, Ian M. Cumming and Joseph S. Steinberg; (ii) in the case of National, only the current, actual knowledge and awareness (and shall not include any deemed or constructive knowledge or awareness), after reasonable inquiry given the subject of the knowledge, of Timothy M. Klein, Terry Wilkerson, Simon McGee, David Grosenheider, Monte Lowe, Jay D. Nielsen, Bret Wilson, Steven D. Hunt, William Ludwig, David Kalscheur, Michael Eckman, Art Wagner, Richard Rees, Edward Scavuzzo and Rich Jochum and (iii) in the case of (a) USPB, only the current, actual knowledge and awareness (and shall not include any deemed or constructive knowledge or awareness) of Steven D. Hunt, (b) NBPCo, only the current, actual knowledge and awareness (and shall not include any deemed or constructive knowledge or awareness) of Rich Jochum and Eldon Roth and (c) TKK, TMK or New Kleinco, only the current, actual knowledge and awareness (and shall not include any deemed or constructive knowledge or awareness) of Timothy M. Klein.  For the avoidance of doubt, the Knowledge of each Seller shall not be imparted to the other separate Sellers.

“Lands” has the meaning set forth in Section 3.8(k).

“Latest Balance Sheet” means the unaudited consolidated balance sheet of National dated as of May 28, 2011 filed with the SEC on July 8, 2011.

“Lease” has the meaning set forth in Section 3.8(g).

Exhibit A-5

“Leased Properties” has the meaning set forth in Section 3.8(g).

“Licensed Intellectual Property” has the meaning set forth in Section 3.11(b).

“Lien” means any mortgage, pledge, hypothecation, lien (statutory or otherwise), preference, priority, security agreement, easement, covenant, restriction or other encumbrance of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease having substantially the same effect as any of the foregoing and any assignment or deposit arrangement in the nature of a security device).

“Losses” has the meaning set forth in Section 8.1(e).

“Material” means as to a single event or occurrence, an impact and significance of more than $1,000,000 or, with respect to Section 3.13 only, $50,000.

“Material Adverse Effect” means any effect, change, development, occurrence, event or state of facts that is or would reasonably be expected to be materially adverse to the business, operations, financial condition, results of operations or prospects of National and its Subsidiaries, taken as a whole and generally an impact of more than $5,000,000; provided, however, that, in determining whether there has been a Material Adverse Effect or whether a Material Adverse Effect would reasonably be expected to occur, this definition shall exclude any material adverse effect to the extent arising out of, attributable to or resulting from:

(1)           any generally applicable change in Applicable Laws or GAAP or interpretation of any thereof by a Governmental Entity;

(2)           (i) any public announcement prior to the date of this Agreement of discussions among the Parties regarding the contemplated transactions, (ii) the announcement of this Agreement or (iii) the pendency of the consummation of the Sale or the transactions contemplated under this Agreement;

(3)           actions taken by National or its Subsidiaries after the date of this Agreement as required by and in accordance with this Agreement;

(4)           changes in conditions generally affecting the Industry;

(5)           changes in general economic, political or financial market conditions in the United States;

(6)           any outbreak or escalation of international hostilities (including, without limitation, any declaration of war by the U.S. Congress) or acts of terrorism;

(7)           any failure by National to meet internal projections or forecasts; provided, that the underlying cause of any such failure may be taken into consideration in making the determination of whether there has been a Material Adverse Effect or whether a Material Adverse Effect would reasonably be expected to occur;

Exhibit A-6

provided, however, that: (A) matters referred to in clauses (1), (4), (5) and (6) of this definition may constitute (and may be taken into account in determining whether there has been or there would reasonably be expected to be) a Material Adverse Effect if they adversely affect National and its Subsidiaries in a disproportionate manner relative to other participants in the Industry; and (B) clause (2) of this definition shall not apply with respect to Sections 2.1(b) and 3.4.

“Material Contract” means the following contracts, agreements or commitments to which National or any of its Subsidiaries is a party or otherwise bound:

(1)           each contract, agreement or commitment with respect to which the transactions contemplated by this Agreement gives rise to a right of termination, modification, cancellation or acceleration of any obligation or loss of benefits under, such contract, agreement or commitment;

(2)           each contract, agreement or commitment other than those entered into in the ordinary course of business consistent with past practice, that, regardless of the contract amount, is material to National or its Subsidiaries;

(3)           each contract, agreement or commitment (other than normal and routine purchase orders or similar agreements with vendors or customers entered into in the ordinary course of business consistent with the past practice of National or its Subsidiaries) that involves expenditures or receipts of National or its Subsidiaries after the date hereof in excess of $1,000,000 per annum, or that is reasonably likely to involve the payment, in one transaction or a series of related transactions, to or by National or any of its Subsidiaries of more than $1,000,000 per annum;

(4)           each lease, rental or occupancy agreement, installment and conditional sale agreement, and any other contract or agreement affecting the ownership of, leasing of, title to or use of any real property other than an agreement the unexpired term of which is less than three months or a month-to-month arrangement;

(5)           each contract or agreement to which National or any of its Subsidiaries is a party or otherwise bound with respect to patents and patent applications, trademarks, service marks, trade names and registrations, copyrights or other Intellectual Property, including license agreements, development agreements, distribution agreements, settlement agreements and consent to use agreements, material contracts or agreements with current or former employees, consultants or contractors regarding the appropriation or the non-disclosure of any Intellectual Property;

(6)           each collective bargaining agreement, including amendments and side letter agreements thereto, and any other contract or agreement with any labor union or other employee representative of a group of employees;

(7)           each joint venture, partnership, franchise, joint research and development and joint marketing agreement or any other similar contract or agreement (including a sharing of profits, losses, costs or liabilities by National or its Subsidiaries with any other Person);

Exhibit A-7

(8)           each contract, agreement or commitment containing covenants that in any way purport to (i) restrict or prohibit the business activity of National or its Subsidiaries or limit the freedom of National or its Subsidiaries to engage in any line of business, market or geographic area or to compete with any Person or (ii) grant “most favored nations” pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person;

(9)           each contract or agreement with any consultant, advisor, agent, employee, or Affiliate of National or any Subsidiary thereof providing for the payment of more than $500,000;

(10)         any indenture, mortgage, promissory note, loan or credit agreement or guarantees of borrowed money, letters of credit or other agreement or commitment evidencing indebtedness for borrowed money or pursuant to which indebtedness for borrowed money may be incurred or is guaranteed by National or its Subsidiaries or permitting for the creation of any charge, security interest, encumbrance or Lien upon any of the assets of National or any of its Subsidiaries (other than Permitted Encumbrances) having a value in excess of $5,000,000;

(11)         all contracts, agreements or commitments (other than normal and routine purchase orders or similar agreements with customers entered into in the ordinary course of business consistent with the past practice of National or its Subsidiaries) with customers of National or any of its Subsidiaries involving amounts in excess of $1,000,000 per annum;

(12)         any contract, agreement or commitment of guarantee, support, indemnification or warranty, assumption, or any similar commitment with respect to, liabilities, obligations of Indebtedness of any other Person involving any amount in excess of $1,000,000, but not including any of the following to the extent the same are entered into in the ordinary course of business consistent with the past practice of National or its Subsidiaries, and provided that Sellers have described generally on the Sellers Disclosure Schedule any such indemnification or similar obligations of National or its Subsidiaries with respect to any standard form or similar type agreements utilized for each of the following categories: (i) normal and routine contracts, agreements or commitments for routine maintenance of the personal property or real property of National or its Subsidiaries; and (ii) purchase orders or similar agreements with vendors, suppliers or customers;

(13)         any material contract, agreement or commitment with any Governmental Entity, not made in the ordinary course of business consistent with past practice, involving amounts in excess of $500,000 per annum;

(14)         any confidentiality, non-disclosure or secrecy contract, agreement or commitment not made in the ordinary course of business consistent with past practice;

(15)         any settlement agreement entered into by National or any Subsidiary of National in the last five years or under which National or a Subsidiary has continuing obligations as of the date hereof;

(16)         any employment, change of control, retention or severance agreement; and

Exhibit A-8

(17)         any contract, agreement or commitment pursuant to which any rights of any third party are triggered or become exercisable that would reasonably be expected to materially adversely affect National or any of its Subsidiaries as a result of the transactions contemplated by this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3.13(f).

“National” has the meaning set forth in the Introduction.

“National Disclosure Schedule” means that certain disclosure schedule of even date with this Agreement from National to Buyer delivered concurrently with the execution and delivery of this Agreement.  For purposes of this Agreement, the National Disclosure Schedule shall be deemed to include all information disclosed in the National SEC Documents filed with the SEC for the 12 months prior to the date of this Agreement with respect to information that is reasonably apparent on its face relevant to the representations and warranties contained in Article III, excluding any disclosures contained therein in any risk factor section, in any section relating to forward looking statements or any other disclosures to the extent that they are cautionary, predictive or forward looking in nature.

“National Intellectual Property” has the meaning set forth in Section 3.11(b).

“National Interest” means, with respect to a member of National, the entire interest of such member, as a member, in National.

“National Limited Liability Company Agreement” means the Limited Liability Company Agreement of National Beef Packing Company, LLC, as amended through the date hereof.

“National Permits” has the meaning set forth in Section 3.15(a)(2).

“National SEC Documents” has the meaning set forth in Section 3.14(a).

“NBPCo” has the meaning set forth in the Introduction.

“NBPCo Limit” has the meaning set forth in Section 8.1(g)(2).

“New Kleinco” has the meaning set forth in the Introduction.

“Non-Competition Agreements” has the meaning set forth in the recitals hereto.

“Obligation Amount” has the meaning set forth in Section 8.1(i).

“Organizational Documents” has the meaning set forth in Section 3.1(b).

“Owned Intellectual Property” has the meaning set forth in Section 3.11(b).

“Owned Real Property” has the meaning set forth in Section 3.8(a).

Exhibit A-9

“Ownership Interest” means any capital stock, share, partnership interest, membership interest, unit of participation, joint venture interest of any kind or other similar interest (however designated) in any Person and any option, warrant, purchase right, conversion right, exchange rights or other contractual obligation which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“Party” and “Parties” has the meaning given in the Introduction.

“PBGC” has the meaning set forth in Section 3.13(e).

“Pension Plan” has the meaning set forth in Section 3.13(a).

“Permitted Encumbrances” means:

(1)           statutory Liens for current Taxes not yet due and payable or being contested in good faith by appropriate proceedings and, in each case, for which there are adequate and properly maintained reserves on the books of a Person;

(2)           mechanics’, carriers’, workers’, repairers’ and other similar liens imposed by law arising or incurred in the ordinary course of business consistent with past practice for obligations that are not overdue;

(3)           in the case of leases of vehicles, rolling stock and other personal property, encumbrances that do not materially impair the operation of the business at the facility at which such leased equipment or other personal property is located;

(4)           other immaterial Liens that were not incurred in connection with the borrowing of money or the advance of credit and that do not interfere with the conduct of the business conducted by National and its Subsidiaries;

(5)           leases of real property described in National Disclosure Schedule 3.8(e);

(6)           pledges or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and other types of social security;

(7)           deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice;

(8)           zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the property and do not materially and adversely affect, impair or interfere with the use of any property affected thereby;

Exhibit A-10

(9)           public utility easements of record, in customary form; and

(10)         Liens securing all or any portion of the existing Debt and additional Debt which may be incurred without breach of this Agreement.

“Person” means an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or any Governmental Entity, or any other entity.

“Pre-Closing Tax Period” means any taxable year or other taxable period, and the portion of any Straddle Period, that ends prior to or on the Closing Date.

“Property” and “Properties” has the meaning set forth in Section 3.8(a).

“Purchase Price” has the meaning set forth in Section 1.2(a)(1).

“Put” has the meaning set forth in the recitals hereto.

“Put Price” has the meaning set forth in Section 1.2(a)(2).

“Rejection Notice” has the meaning set forth in Section 8.1(j).

“Release” has the meaning set forth in Section 3.16(n).

“Release Date” has the meaning set forth in Section 8.1(h)(3).

“Remedial Activities” has the meaning set forth in Section 8.1(c).

“Restated LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, LLC in the form annexed hereto as Exhibit G.

“Sale” has the meaning set forth in the recitals hereto.

“Schedule 1.2(d) Transactions” has the meaning set forth in Section 1.2(d).

“Schedules” means the National Disclosure Schedule and the Sellers Disclosure Schedule to this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” and “Sellers” has the meaning set forth in the Introduction.

“Seller’s Portion” means the percentage of the Seller’s total Purchase Price to the total Purchase Price paid to USPB and NBPCo reflected on Exhibit B.

Exhibit A-11

“Sellers Disclosure Schedule” means the sellers disclosure schedule referenced in Article II of this Agreement.

“Signing Date” means the date of this Agreement in the introduction paragraph of this Agreement.

“Site” has the meaning set forth in Section 8.1(c).

“Specified Representations” has the meaning set forth in Section 6.2(a).

“Straddle Period” has the meaning set forth in Section 8.20(b).

“Subsidiary” of a Person means any corporation or other legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries) is the general partner or managing entity or of which at least a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such corporation or other legal entity is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries).

“Superior Proposal” has the meaning set forth in Section 5.11(e).

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means any and all taxes payable to any Governmental Entity, including (1) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, goods and services, capital gains, fringe benefits, excise, natural resources, severance, stamp, occupation, premium, windfall profits, environmental (including under Section 59A of the Code), customs, duties, real property, real property gains, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other tax or similar governmental fee, charge, or assessment of any kind whatsoever, (2) any interest, penalties or additions to tax or additional amounts imposed by any Governmental Entity in connection with any item described in clause (1), (3) liability of any Person for the payment of any amounts of the type described in clauses (1) or (2) arising as a result of being (or ceasing to be) a member of any “affiliated group” (as that term is defined in Section 1504(a) of the Code) or any combined, consolidated or unitary group under any similar provision of state or local law (or being included in any Tax Return relating thereto); and (4) liability for the payment of any amounts of the type described in clauses (1), (2) or (3) as a transferee or as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person, whether pursuant to any contract, operation of law, assumption, transferability, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under law) or otherwise.

“Tax Return” means any return, declaration, report, claim for refund or credit, information return or other document’ (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination assessment or collection of Taxes or the administration of any Applicable Law relating to any Taxes including any amendment thereof and, where permitted or required, combined, consolidated, or unitary returns for any group of entities that includes National or any of its Subsidiaries.

Exhibit A-12

“Termination Date” has the meaning set forth in Section 7.1(f).

“Termination Fee” has the meaning set forth in Section 7.2(b)(1).

“Tipping Basket” has the meaning set forth in Section 8.1(g)(1).

“Title Reports” has the meaning set forth in Section 3.8(a).

“TKK” has the meaning set forth in the Introduction.

“TMK” has the meaning set forth in the Introduction.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Cattle Purchase and Sale Agreement, the USPB Pledge Agreement, the Klein Pledge Agreement, the Restated LLC Agreement and each other agreement, document, certificate or instrument referred to herein or therein or delivered pursuant hereto or thereto.

“Transfer Taxes” has the meaning set forth in Section 8.20(f).

“USPB” has the meaning set forth in the Introduction.

“USPB Member Approval” has the meaning set forth in Section 5.12.

“USPB Pledge Agreement” has the meaning set forth in Section 1.7.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1982.

“Welfare Plan” has the meaning set forth in Section 3.13(a).

Exhibit A-13

EXHIBIT B

PART I — SALE

	National Interests To Be	Purchase Price to be paid by Buyer
Party	Sold to Buyer	Cash Received at Closing	Cash to Be Deposited in Escrow
USPB	56.2415%	$609,834,211	$36,943,131
NBPCo	19.8775%	$215,534,658	$13,056,869
Total	76.1190%	$825,368,869	$50,000,000

OWNERSHIP OF NATIONAL INTERESTS BEFORE AND AFTER CONSUMMATION OF THE SALE

Party	Total National Interests Before the Sale	Total National Interests After the Sale
USPB	70.6552%	14.4137%
NBPCo	24.9717%	5.0942%
TKK	3.5021%	3.5021%
TMK	0.8710%	0.8710%
Buyer	0%	76.1190%
Total	100%	100%

Exhibit B-1

EXHIBIT B

PART II — PUT

	National Interests To Be Sold	Put Price to be paid by National
Party	to National and Cancelled	Cash Received at Closing
TKK	3.5021%	$60,820,432
TMK	0.8710%	$15,126,523
Total	4.3731%	$75,946,955

OWNERSHIP OF NATIONAL INTERESTS BEFORE AND AFTER CONSUMMATION OF THE PUT

Party	Total National Interests Before the Put	Total National Interests After the Put
USPB	14.4137%	15.0729%
NBPCo	5.0942%	5.3272%
TKK	3.5021%	0%
TMK	0.8710%	0%
Buyer	76.1190%	79.6000%
Total	100%	100%*

* Does not add to 100% due to rounding.

Exhibit B-2

EXHIBIT B

PART III — KLEIN PURCHASE

	National Interests To Be Sold to New	Klein Purchase Price paid by New Kleinco
Party	Kleinco	Cash Received at Closing
Buyer	0.6522%	$7,500,000
Total	0.6522%	$7,500,000

OWNERSHIP OF NATIONAL INTERESTS BEFORE AND AFTER CONSUMMATION OF THE KLEIN PURCHASE

Party	Total National Interests Before the Klein Purchase	Total National Interests After the Klein Purchase
USPB	15.0729%	15.0729%
NBPCo	5.3272%	5.3272%
New Kleinco	0%	0.6522%
Buyer	79.6000%	78.9477%
Total	100%*	100%

* Does not add to 100% due to rounding.

Exhibit B-3

EXHIBIT C

PERSONS AND ENTITIES PARTY TO NON-COMPETITION AGREEMENTS

Steven D. Hunt

Douglas A. Laue

Jeff H. Sternberger

Jerry L. Bohn

Joe M. Morgan

Rex W. McCloy

Duane K. Ramsey

Mark R. Gardiner

Black Diamond Cattle Co., Inc.

Black Diamond Custom Feeders

McLeod Farms, Inc.

Duane K. Ramsey Trust

Mark Gardiner Revocable Trust

Exhibit C-1

EXHIBIT D

ESCROW AGREEMENT

Exhibit D-1

EXHIBIT E

TAX REPORTING ALLOCATION

All Tax Returns and other filings and information reports of any kind relating to any Tax matters that are required to be filed or prepared by any party to this Agreement and reflective of this Agreement or any transaction contemplated hereby or referenced herein shall be based upon and consistent with the Marshall & Stevens Appraisal and Valuation Report(s) concerning the assets of National prepared in compliance with certain provisions outlined in the Code and the allocation and valuation principles, parameters, and conclusions therein, and no party hereto shall take any position on any Tax Return or other filing, or information report relating to Tax matters of any kind that is inconsistent therewith.

Exhibit E-1

EXHIBIT F

ASSIGNMENT OF MEMBERSHIP INTEREST

Effective as of the closing of the transactions contemplated under the Membership Interest Purchase Agreement (the “Purchase Agreement”) dated as of December 5, 2011 by and among Leucadia National Corporation, a New York corporation (“Assignee”), National Beef Packing Company, LLC, a Delaware limited liability company (“National”), the Sellers set forth in the Introduction of the Purchase Agreement, and TMK Holdings, LLC, a Missouri limited liability company, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, U.S. Premium Beef, LLC, a Delaware limited liability company (“Assignor”), hereby assigns, transfers and conveys to Assignee, all right, title and interest in and to a portion of Assignor’s membership interest in National representing 56.2415% of the outstanding membership interest in National, pursuant to the terms of the Purchase Agreement.

IN WITNESS WHEREOF, Assignor has executed this Assignment of Membership Interest as of the date first written above.

DATE:	ASSIGNOR:

U.S. PREMIUM BEEF, LLC

By:
Name:
Title:

Exhibit F-1

ASSIGNMENT OF MEMBERSHIP INTEREST

Effective as of the closing of the transactions contemplated under the Membership Interest Purchase Agreement (the “Purchase Agreement”) dated as of December 5, 2011 by and among Leucadia National Corporation, a New York corporation (“Assignee”), National Beef Packing Company, LLC, a Delaware limited liability company (“National”), the Sellers set forth in the Introduction of the Purchase Agreement, and TMK Holdings, LLC, a Missouri limited liability company, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, NBPCo Holdings, LLC, a South Dakota limited liability company (“Assignor”), hereby assigns, transfers and conveys to Assignee, all right, title and interest in and to a portion of Assignor’s membership interest in National representing 19.8775% of the outstanding membership interest in National, pursuant to the terms of the Purchase Agreement.

IN WITNESS WHEREOF, Assignor has executed this Assignment of Membership Interest as of the date first written above.

DATE:	ASSIGNOR:

NBPCO HOLDINGS, LLC

By:
Name:
Title:

Exhibit F-2

ASSIGNMENT OF MEMBERSHIP INTEREST

Effective as of the closing of the transactions contemplated under the Membership Interest Purchase Agreement (the “Purchase Agreement”) dated as of December 5, 2011 by and among Leucadia National Corporation, a New York corporation (“Assignor”), National Beef Packing Company, LLC, a Delaware limited liability company (“National”), the Sellers set forth in the Introduction of the Purchase Agreement, and TMK Holdings, LLC, a Missouri limited liability company (“Assignee”), for good and valuable consideration, the receipt and sufficiency of which are acknowledged, Assignor hereby assigns, transfers and conveys to Assignee, all right, title and interest in and to a portion of Assignor’s membership interest in National representing 0.6522% of the outstanding membership interest in National, pursuant to the terms of the Purchase Agreement.

IN WITNESS WHEREOF, Assignor has executed this Assignment of Membership Interest as of the date first written above.

DATE:	ASSIGNOR:

LEUCADIA NATIONAL CORPORATION

By:
Name:
Title:

Exhibit F-3

EXHIBIT G

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
NATIONAL BEEF PACKING COMPANY, LLC

Exhibit G-1

EXHIBIT H

CATTLE PURCHASE AND SALE AGREEMENT

Exhibit H-1

EXHIBIT I

USPB PLEDGE AGREEMENT

Exhibit I-1

EXHIBIT J

KLEIN PLEDGE AGREEMENT

Exhibit J-1

APPENDIX B

CC Capital Advisors Fairness Opinion Letter

B-1

City Center Square
1100 Main Street, Suite 300
Kansas City, Missouri 64105
816-360-8600¡ Fax: 816-421-0080

December 5, 2011

The Board of Directors

U.S. Premium Beef, LLC

12200 N. Ambassador Drive

Kansas City, MO 64163

Members of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by U.S. Premium Beef, LLC (“USPB”) for 79.6% of its ownership interest in National Beef Packing Company, LLC (“NBP”) pursuant to the terms of the Membership Interest Purchase Agreement dated as of December 5, 2011, (the “Agreement”) by and among Leucadia National Corporation (“Leucadia”), NBP, USPB, NBPCo Holdings, LLC, TKK Investments, LLC, and TMKCo, LLC.  USPB is the owner of an approximate 70.7% interest in NBP (based on the conversion of all Class A-1 Units to Class B Units).  USPB’s interest in NBP consists of 94,680,681 Class A Units, 55,841,342 Class A-1 Units and 10,664,475 Class B Units.  Pursuant to the Agreement, at the Closing, Leucadia will acquire 79.6% of USPB’s ownership in NBP (approximately 56.2% of NBP) for a consideration of $646.8 million in cash (the “Consideration”).

In connection with our opinion, we have reviewed a draft of the Agreement, participated in discussions with various members of management and representatives of NBP concerning NBP’s historical and current operations, financial condition and prospects and its strategic objectives; reviewed publicly-available historical financial and operating data as well as historical financial and operating data that was furnished to us by NBP relating to its business; reviewed financial and operating forecasts, as well as other reports and information prepared by officers and representatives of NBP relating to its business.  We also reviewed certain publicly available information with respect to certain other companies in lines of business that we believe to be generally comparable to those of NBP and the trading markets for such other companies’ securities; reviewed certain publicly available information concerning the financial terms of certain other transactions that we deemed relevant to our inquiry; analyzed the value of projected cash flows of NBP; and have undertaken such other studies, analyses and investigations, and considered such other information, as we deemed relevant.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us.  We have not been engaged to, and have not attempted to, independently verify any of such information and have further relied upon the assurances of management of NBP and of Leucadia that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.

With respect to the financial and operational forecasts made available to us by the management of NBP and used in our analysis, we have assumed that such financial and operational forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the matters covered thereby.  We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions.  We have not conducted a physical inspection or appraisal of any of the assets or liabilities of the Company nor have we been furnished with any such evaluation or appraisal.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available to us, as of the date hereof and does not address any matters subsequent to such date.  In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be paid to USPB in connection with the Agreement and does not address the underlying business decision to effect the Agreement or any other terms of the Agreement.  We have assumed that obtaining all regulatory and other approvals and third party consents required for the Agreement will not have a material impact on the prospects of NBP.

We were not engaged to negotiate the terms of the Agreement.  We have been engaged by and are being compensated by you to provide you our opinion regarding the fairness, from a financial point of view, of the Consideration to be received by USPB in the Agreement.  Our fee for providing our opinion is payable 44% upon engagement and 56% upon delivery of our opinion.  We have not been engaged by USPB and NBP to serve as their financial advisor for any projects during the past two years and are not currently engaged by USPB, NBP, or any other party to the transaction except in relation to this opinion, and no future engagements have been discussed or contemplated.

Our opinion relates solely to the fairness, from a financial point of view, of the Consideration to be received by USPB in the Agreement.  We have not reviewed and express no opinion as to the fairness of the consideration to be received by other equity holders of NBP in the Agreement or the fairness of the amount to be received by USPB in relationship to that received by other equity holders or members of management of NBP or USPB in the Agreement.

Our opinion is rendered to the Board of Directors of USPB in connection with its consideration of the Agreement and does not constitute a recommendation to any unit holder of the Company as to how such unit holder should vote in connection with the Agreement.  Except as may be required by the United States Securities and Exchange Commission, law or a court of competent jurisdiction, this letter may not be disclosed or otherwise referred to without our prior written consent in each instance, provided that we hereby consent to references to and the inclusion of this opinion in its entirety in the Proxy Statement to be distributed to the members of USPB.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be paid in connection with the Agreement is fair, from a financial point of view, to USPB.

Very truly yours,

/s/ CC Capital Advisors

CC Capital Advisors

2

APPENDIX C

Proposed First Amended and Restated Limited Liability Company Agreement

of National Beef Packing Company, LLC

C-1

NATIONAL BEEF PACKING COMPANY, LLC
FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

DATED AS OF                   , 20

Post Closing
LLC Agreement

i

(continued)

(continued)

(continued)

(continued)

v

NATIONAL BEEF PACKING COMPANY, LLC
FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This First Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, LLC (“Agreement”) is entered into and made effective as of the closing of the transactions contemplated by the Membership Interest Purchase Agreement and is by and among National Beef Packing Company, LLC (the “Company”), Leucadia National Corporation, a New York corporation (“Leucadia”), U.S. Premium Beef, LLC, a Delaware limited liability company (“USPB”), NBPCo Holdings, LLC, a South Dakota limited liability company (“NBPCo”) and TMK Holdings, LLC, a Missouri limited liability company (“New Kleinco”) (with certain other Persons from time to time in accordance with the terms of this Agreement, Leucadia, USPB, NBPCo and New Kleinco collectively the “Members”).

RECITALS

WHEREAS, Farmland National Beef Packing Company, L.P., a Delaware limited partnership (the “Partnership”), was organized under and in accordance with the provisions of the Partnership Act by the filing of a Certificate of Limited Partnership with the Secretary of State of the State of Delaware on March 30, 1993, which was amended from time to time to reflect changes in the names and addresses of the general partners, and to reflect the change of name from National Beef Packing Company, L.P. to Farmland National Beef Packing Company, L.P., and the Partnership has most recently been governed by a Third Amended and Restated Agreement of Limited Partnership dated as of December 1, 1997, as amended by amendments dated February 3, 1998, and May 3, 2000 (as so amended, the “Partnership Agreement”);

WHEREAS, NB Acquisition, LLC, a Delaware limited liability company (“Acquiring”), was formed by the then members of the Company as a transitory legal entity to facilitate the acquisition of the direct and indirect interests of Farmland Industries, Inc. in the Partnership as contemplated in the Farmland Purchase Agreement (the “Farmland Transaction”), and, immediately upon the completion of the Farmland Transaction, the Partnership caused Acquiring to be merged into the Partnership, with the Partnership surviving the merger (the “Restructuring”);

WHEREAS, immediately following the completion of the Farmland Transaction and the Restructuring, the Partnership was converted (the “Conversion”) to the Company as the result of a statutory conversion of the Partnership under Section 18 214 of the Act (as defined herein) and Section 17 219 of the Delaware Revised Uniform Limited Partnership Act (the “Partnership Act”) as of August 6, 2003;

WHEREAS, certain of the Members are transferring interests in the Company to Leucadia, and Leucadia, as an entering Member, and the prior Members are entering into this Agreement as of the Effective Date to provide for, among other things, the management of the business and affairs of the Company, the allocation of profits and losses among the Members, the reclassification of Interests from two classes (Class A and Class B) into one class, the respective rights and obligations of the Members to each other and to the Company, and certain other matters; and

WHEREAS, this Agreement amends, restates and supersedes in all respects, the Prior LLC Agreement, and such Prior LLC Agreement shall be of no further force and effect.

AGREEMENT

NOW, THEREFORE, the Members agree as follows:

1.                                      DEFINITIONS

For purposes of this Agreement:  (a) references to “Articles,” “Exhibits” and “Sections” are to Articles, Exhibits and Sections of this Agreement unless explicitly indicated otherwise, (b) references to statutes include all rules and regulations thereunder, and all amendments and successors thereto from time to time; and (c) the word “including” shall be construed as “including without limitation.”

“Accredited Investor” has the meaning defined in Regulation D under Section 4(2) of the Securities Act.

“Act” means the Delaware Limited Liability Company Act (6 Del. C. § 18 101, et seq.).

“Acquiring” is defined in the Recitals to this Agreement.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)                                  credit to such Capital Account any amounts that such Member is obligated to restore pursuant to this Agreement or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(i)(5) and 1.704-2(g)(1); and

(b)                                 debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied by the Board of Managers consistently therewith.

“Affiliate” means with respect to any specified Person, any Person that directly or through one or more intermediaries Controls or is Controlled by or is under common Control with the specified Person.

“Agreement” means this First Amended and Restated Limited Liability Company Agreement of the Company dated as of the Effective Date, as amended from time to time.

“Aggregate Units” means, as to each Member on the Effective Date of this Agreement other than Leucadia, the number of Units held by such Member on the Effective Date of this Agreement, together with any additional Units subsequently acquired by such Member.

2

“Applicable Holding Period” means with respect to Leucadia, USPB, NBPCo and New Kleinco and their respective Permitted Transferees, the period commencing on the Effective Date and ending on the three (3) year anniversary of the Effective Date.

“Asset Value” of any property of the Company means its adjusted basis for federal income tax purposes unless:

(a)                                  the property was accepted by the Company as a contribution to capital at a value different from its adjusted basis, in which event the initial Asset Value for such property shall mean the gross fair market value of the property agreed to by the Company and the contributing Member; or

(b)                                 as a consequence of the issuance of additional Units or the redemption of all or part of the Interest of a Member, the property of the Company is revalued in accordance with Section 4.3.

As of any date, references to the “then prevailing Asset Value” of any property shall mean the Asset Value last determined for such property less the depreciation, amortization and cost recovery deductions taken into account in computing Net Profit or Net Loss in fiscal periods subsequent to such prior determination date.

“Assumption” is defined in Section 12.5.4.2.

“Base Tax Rate” is defined in Section 5.2.1.

“Board of Managers” or “Board” means the board of managers of the Company elected and determined in accordance with Article 7.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Call Date” is defined in Section 12.5.2(b).

“Call Election Period” is defined in Section 12.5.2(b).

“Call Member(s)” is defined in Section 12.5.2(a).

“Call Notice” is defined in Section 12.5.2(a).

“Call Units” is defined in Section 12.5.2(a).

“Called Member” is defined in Section 12.5.2(a).

“Capital Account” is defined in Section 4.2.

“Capital Contribution” means with respect to any Member, the sum of (i) the amount of money plus (ii) the fair market value of any other property (net of liabilities assumed or to which

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the property is subject) contributed to the Company with respect to the Interest held by such Member pursuant to this Agreement.

“Cattle Agreement Trigger” is defined in Section 12.5.1(b).

“Cattle Purchase and Sale Agreement” means the Cattle Purchase and Sale Agreement dated as of [                  ], 2011 by and among the Company and USPB.

“Certificate of Conversion” means the certificate of conversion of the Partnership to a limited liability company, and any amendments thereto and restatements thereof filed on behalf of the Company with the Delaware Secretary of State pursuant to Section 18 214 of the Act.

“Certificate of Formation” means the certificate of formation of the Company, and any amendments thereto and restatements thereof, filed on behalf of the Company with the Delaware Secretary of State pursuant to Sections 18 214 and 18 201 of the Act.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” is defined in the introductory paragraph.  Where the context requires, references to the Company shall include the Partnership with respect to rights and obligations of the Partnership existing prior to the Conversion that, in accordance with the Act by virtue of the filing of the Certificate of Conversion and the Certificate of Formation, shall have become rights or obligations of the Company and shall not have been extinguished by the Conversion.

“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” set forth in Regulations Section 1.704-2(b)(2) and 1.704-2(d).

“Competitor” or “Competing Business” means, other than as set forth in Section 6.7(b)(vii), any business, whether in corporate, proprietorship or partnership form or otherwise, that is engaged, directly or indirectly, anywhere in the world in one or more of the following businesses: cattle slaughter, beef processing and/or packaging, including for the case ready and portioned beef market, retail and/or wholesale marketing of beef and hide tanning.

“Competing Facility” means, other than as set forth in Section 6.7(b)(vii), any cattle slaughtering facility, any beef processing and/or packaging facility, any retail and/or wholesale beef marketing operation or any hide tanning facility owned by a Competing Business anywhere in the world.

“Confidential Information” is defined in Section 9.6.1.

“Control” (including the terms “Controlling”, “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Conversion” is defined in the Recitals to this Agreement.

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“Credit Documents” means (a) the Amended and Restated Credit Agreement dated as of June 4, 2010 among the Company, and the lenders and agents party thereto, as amended by the First Amendment thereto dated June 10, 2011, the Limited Waiver and Second Amendment thereto dated July 7, 2011 and the Third Amendment to Amended and Restated Credit Agreement and Limited Consent dated on or about the Effective Date and all related documents and any refinancing thereof and (b) any other loan document or arrangement and any refinancing thereof.

“Distribution” means cash or property (net of liabilities assumed or to which the property is subject) distributed to a Member in respect of the Member’s Interest.

“Effective Date” means the date on which the transactions contemplated by the Membership Interest Purchase Agreement are closed.

“Farmland Transaction” is defined in the Recitals to this Agreement.

“Fair Value” is defined in Section 12.5.3.

“Final Transfer Date” is defined in Section 12.1.3.

“Fiscal Year” means the fiscal year of the Company, which shall be the Company’s taxable year as determined under Regulations Section 1.441 1 or Section 1.441 2 and the Regulations under Section 706 of the Code, which is the taxable year ending on December 31, or such other Fiscal Year as determined by the Board of Managers.

“GAAP” means generally accepted accounting principles in effect in the United States of America from time to time.

“Governance Rights” means the rights of a Member or with respect to an Interest, or benefits accorded to such Member or with respect to such Interest, pursuant to Section 3.6 (Additional Issuances of Units), 6.5 (Voting), 6.6 (Required Consents), Section 7.3 (Number and Designation Rights), Section 7.4 (Voting and Act of the Board; Action without a Meeting), Article 9 (Books, Records, Accounting and Reports), Section 12.2 (Tag-Along Rights), Section 12.3 (Take-Along Rights) and Section 12.5 (Liquidity Option); provided, however, that the obligations of such Member or with respect to such Interest in such designated sections or otherwise in this Agreement shall not be included in the definition of “Governance Rights.”

“Indemnified Persons” is defined in Section 14.1.

“Initial Capital Contribution” is defined in Section 3.1.

“Initial Contribution Date” means the Effective Date.

“Interest” means, with respect to any Member as of any time, such Member’s limited liability company interest in the Company, together with such Member’s rights and obligations with respect thereto set forth in this Agreement.

“Klein” means Timothy M. Klein.

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“Klein Non-employment Trigger” is defined in Section 12.5.1(b).

“Leucadia” means Leucadia National Corporation so long as it holds any Units and thereafter shall mean the Permitted Transferee of Leucadia holding the most Units of all the Permitted Transferees of Leucadia.

“Manager” means any Person that is a member of the Board of Managers.

“Member Consent” means the approval, voting by Units held by the Members, of the Members holding a majority of the outstanding Units, excluding Units owned and voting by Leucadia or an Affiliate of Leucadia, provided, if a Member is disproportionately adversely affected by any action requiring Member Consent compared to other Members (other than Leucadia or Affiliates of Leucadia), such Member’s consent shall also be required.

“Member Minimum Gain” means an amount, with respect to each “Nonrecourse Deduction” as set forth in Section 704(b) of the Code and Regulations Sections 1.704-2(b)(1) and 1.704-2(c), equal to the Company Minimum Gain that would result if the Member’s Nonrecourse Deductions were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Members” means the Persons listed as members on Exhibit 3.1 and any other Person that both acquires an Interest in the Company and is admitted to the Company as a Member.

“Membership Interest Purchase Agreement” means the Membership Interest Purchase Agreement dated as of [              ], 2011 by and among Leucadia, the Company, USPB, NBPCo, TKK Investments, LLC, TMKCo, LLC and New Kleinco.

“NBPCo” is defined in the introductory paragraph.

“Net Profit” and “Net Loss” are defined in Section 5.6.1.

“New Kleinco” is defined in the introductory paragraph.

“Non-Consenting Member” is defined in Section 10.1.

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.704-2(b)(3).

“Notice of Proposed Sale” is defined in Section 12.2.2.

“Notice of Purchase” is defined in Section 12.1.1.

“Notice of Sale” is defined in Section 12.1.1.

“Offer Period” is defined in Section 12.1.1.

“Offered Units” is defined in Section 12.1.1.

“Other Members” is defined in Section 12.5.6.

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“Ownership Interest” means any capital stock, share, partnership interest, membership interest, unit of participation, joint venture interest of any kind or other similar interest (however designated) in any Person and any option, warrant, purchase right, conversion right, exchange rights or other contractual obligation which would entitle any Person to acquire any such interest in such Person or otherwise entitle any Person to share in the equity, profit, earnings, losses or gains of such Person (including stock appreciation, phantom stock, profit participation or other similar rights).

“Partnership” is defined in the Recitals to this Agreement.

“Partnership Act” is defined in the Recitals to this Agreement.

“Partnership Agreement” is defined in the Recitals to this Agreement.

“Pay Date” is defined in Section 12.5.4.1.

“Percentage Interest” of a Member as of a particular time shall mean the percentage ownership of the Company reflecting ownership of all Interests upon liquidation of the Company as designated on Exhibit 3.1 so amended in conformance with the procedures in Exhibit 3.1.

“Permitted Transferee” is defined in Section 11.2.

“Person” means an individual, partnership, joint venture, association, corporation, trust, estate, limited liability company, limited liability partnership, unincorporated entity of any kind, governmental entity, or any other legal entity, including any Member.

“Prior LLC Agreement” means the Limited Liability Company Agreement of National Beef Packing Company, LLC dated as of August 6, 2003, as amended through the Effective Date.

“Put/Call Date” means a Put Date or a Call Date, as applicable.

“Put/Call Member(s)” means a Put Member(s) or a Call Member(s), as applicable.

“Put/Call Units” means Put Units or Call Units, as applicable.

“Put Date” is defined in Section 12.5.1(b).

“Put Election Period” is defined in Section 12.5.1(b).

“Put Member(s)” is defined in Section 12.5.1(a).

“Put Notice” is defined in Section 12.5.1(a).

“Put Units” is defined in Section 12.5.1(a).

“Putting Member” is defined in Section 12.5.1(a).

“Regulation D” means Regulation D under the Securities Act.

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“Regulations” means the Treasury regulations, including temporary regulations, promulgated under the Code.

“Regulatory Allocations” is defined in Section 5.7.

“Restructuring” is defined in the Recitals to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules, regulations and interpretations promulgated pursuant thereto.

“Senior Management Team” means at any particular time the Chief Executive Officer and President of the Company.

“Subsidiary” means, with respect to any Person, any other entity which is Controlled by such Person.

“Succession Plan” means a plan approved by the Board for the orderly succession of the Senior Management Team.

“Tag-Along Notice” is defined in Section 12.2.3.

“Tag-Along Period” is defined in Section 12.2.3.

“Tag-Along Right” is defined in Section 12.2.1.

“Take-Along Notice” is defined in Section 12.3.2.

“Take-Along Right” is defined in Section 12.3.2.

“Tax Distribution” is defined in Section 5.2.1.

“Tax Matters Member” is defined in Section 10.1.

“Transfer” means a direct or indirect sale, assignment, pledge, encumbrance, abandonment, disposition or other transfer.

“Units” is defined in Section 3.2.

“USPB” is defined in the introductory paragraph.

“Withholding Indemnified Parties” is defined in Section 5.4.

2.                                      FORMATION AND PURPOSE

2.1                                 Conversion; Formation.  The Company was established as a limited liability company in accordance with the Act by the filing of the Certificate of Conversion and Certificate of Formation with the Delaware Secretary of State pursuant to Section 18 214 of the Act.  The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement.  To the extent that the rights or obligations of any Member are different by reason of any

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provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2                                 Name.  The name of the Company is “National Beef Packing Company, LLC”.  The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Board of Managers deems appropriate.  The Board of Managers shall file, or shall cause to be filed, any fictitious name certificates and similar filings, and any amendments thereto, that the Board of Managers considers appropriate.

2.3                                 Registered Office/Agent.  The registered office required to be maintained by the Company in the State of Delaware pursuant to the Act shall initially be c/o The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  The name and address of the registered agent of the Company pursuant to the Act shall initially be The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  The Company may, upon compliance with the applicable provisions of the Act, change its registered office or registered agent from time to time in the discretion of the Board of Managers.

2.4                                 Term.  The term of the Company shall continue indefinitely unless sooner terminated as provided herein.  The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Act.

2.5                                 Purpose.  The Company is formed for the purpose of, and the nature of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any activities necessary, convenient or incidental thereto.

2.6                                 Powers.  Without limiting the generality of Section 2.5, the Company shall have the power and authority to take any actions necessary, convenient or incidental to or for the furtherance of the purposes set forth in Section 2.5, including without limitation the power:

(a)                                  To conduct its business, carry on its operations and exercise the powers granted to a limited liability company by the Act in any country, state, territory, district or other jurisdiction, whether domestic or foreign;

(b)                                 To acquire by purchase, lease, contribution of property or otherwise, own, hold, operate, maintain, finance, improve, lease, sell, convey, mortgage, transfer, demolish or dispose of any real or personal property;

(c)                                  To negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, perform and carry out and take any other action with respect to contracts or agreements of any kind, and any leases, licenses, guarantees and other contracts for the benefit of or with any Member or any Affiliate of any Member, without regard to whether such contracts may be deemed necessary, convenient or incidental to the accomplishment of the purpose of the Company;

(d)                                 To purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign

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corporations, associations, general or limited partnerships, trusts, limited liability companies, individuals or other Persons, or direct or indirect obligations of the United States or any government, state, territory, governmental district or municipality or any instrumentality of any of them;

(e)                                  To lend money, to invest and reinvest its funds, and to accept real and personal property for the payment of funds so loaned or invested;

(f)                                    To borrow money and issue evidence of indebtedness, and to secure the same by a mortgage, pledge, security interest or other lien on the assets of the Company;

(g)                                 To pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

(h)                                 To sue and be sued, defend and participate in administrative or other proceedings in its name;

(i)                                     To appoint employees, officers, agents, consultants and representatives of the Company, and define their duties and fix their compensation;

(j)                                     To indemnify any Person in accordance with the Act and this Agreement;

(k)                                  To cease its activities and cancel its Certificate of Formation; and

(l)                                     To make, execute, acknowledge and file any documents or instruments necessary, convenient or incidental to the accomplishment of the purpose of the Company.

2.7                                 Certificates.  The officers of the Company and such other Persons as may be designated from time to time by the Board of Managers are hereby designated as authorized persons, within the meaning of the Act, to execute, deliver and file any amendments or restatements of the Certificate of Formation or any certificate of cancellation of the Certificate of Formation and any other certificates and any amendments or restatements thereof necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

2.8                                 Principal Office.  The principal executive office of the Company shall be located at such place as the Board of Managers shall establish, and the Board may from time to time change the location of the principal executive office of the Company to any other place within or without the State of Delaware.  The Board may establish and maintain such additional offices and places of business of the Company, either within or without the State of Delaware, as it deems appropriate.  The records required to be maintained by the Act shall be maintained at one of the Company’s principal offices, except as required by the Act.

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3.                                      MEMBERSHIP, CAPITAL CONTRIBUTIONS AND UNITS

3.1                                 Members.  The Members of the Company shall be listed on Exhibit 3.1, as from time to time amended and supplemented in accordance with this Agreement.  Each Member shall be treated as having contributed to the Company on the Initial Contribution Date the amounts indicated on Exhibit 3.1 as such Member’s aggregate initial capital contribution (“Initial Capital Contribution”) (which amounts shall be the Capital Accounts with respect to such Units as of the date of issuance) and shall receive the number of Units set forth in Exhibit 3.1.  Exhibit 3.1 shall be amended from time to time so that it sets forth, the then current list of members, the total amount of Capital Contributions made by each such Member and the number of Units held by such Member, and the Member’s Percentage Interest.

3.2                                 Member Interests and Units.  The Interests of the Members of the Company shall be divided into units of one class (“Units”).

3.3                                 Additional Members and Units.  Subject to Section 3.6 hereof, the Board of Managers may issue Units and admit Persons as Members in exchange for such contributions to capital (including commitments to make contributions to capital) or such other consideration (including past or future services) and on such terms and conditions (including in the case of Units issued to employees and consultants such vesting and forfeiture provisions) as the Board determines to be appropriate.  If additional Units are subsequently issued by the Company, the Capital Account (if any) with respect to those Units as of the date of issuance and the Capital Contributions (if any) that shall be deemed to be made by the Member receiving such Units as of the date of issuance shall be set forth in the agreement pursuant to which the additional Units are issued.  Promptly following the issuance of Units, the Board shall cause the books and records of the Company, and an amended Exhibit 3.1 hereto, to reflect the number of Units issued, any Members or additional Members holding such Units and in the case of Units issued other than in connection with the performance of services, the Capital Contribution per Unit, and the Company shall promptly provide the amended Exhibit 3.1 to each Member.  Upon the receipt of approvals as required under this Agreement, execution of this Agreement or a counterpart of this Agreement, together with any other documents or instruments required by the Board in connection therewith, and the making of the Capital Contribution (if any) specified to be made at such time, a Person shall be admitted to the Company as a Member of the Company.

3.4                                 Capital Contributions.  Each Member’s Capital Contribution, if any, whether in cash or in-kind, and the number of Units issued to such Member shall be as set forth in Exhibit 3.1.  Any Member making an in-kind Capital Contribution agrees from time to time to do such further acts and execute such further documents as the Board may direct to perfect the Company’s interest in such in-kind Capital Contribution.

3.5                                 Termination of Governance Rights.  Notwithstanding any other provision of this Agreement, if, without the other Members’ consent, at any time after the Effective Date a Competing Business shall acquire (whether effected by merger, purchase of assets, lease, equity exchange or otherwise) Control of a Member (or a Member shall Control, be Controlled by or under common Control with a Competing Business), then upon the occurrence of such event the Governance Rights of such Member and associated with such Member’s Interests shall automatically terminate, subject to Section 11.8; provided that this Section 3.5 shall not apply to

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Leucadia or any of its Permitted Transferees and shall not be construed to prohibit the transactions by NBPCo in Sections 6.8 and 6.9.

3.6                                 Additional Issuances of Units.

(a)                                  The Board shall not offer to sell or otherwise issue additional Units to any Person, including to any other Member, unless (i) (x) the Board’s resolutions authorizing the sale or issuance of such additional Units describe in reasonable detail the Company’s business purpose for undertaking, and the terms of, such proposed issuance or (y) the Board shall have determined that such issuance of Units is, in their good faith judgment, advisable for the Company; and (ii) the Board shall have complied with Section 3.6(b).

(b)                                 Prior to offering to sell or otherwise issue additional Units, the Board shall first offer to the Members the opportunity to purchase such offered Units on a pro rata basis in accordance with their Percentage Interests at the same price, and on the same terms and conditions, as the Board is prepared, or proposes, to offer or issue such additional Units to any other Member or to any Person who, prior to such sale or issuance, is not a Member of the Company.  The Members shall have a period of thirty (30) days to accept such offer (or, in the case of a sale or issuance to any Person who is not, prior to such sale or issuance, a Member of the Company, ten (10) days).  This Section 3.6(b) may not be amended without the consent of each Member that would be adversely impacted by such amendment.

(c)                                  The provisions of this Section 3.6 shall not apply to: (i) Units which are issued in order to acquire the assets or business of another Person; or (ii) Units which are issued to employees or consultants pursuant to compensation plans or agreements approved by the Board.

4.                                      CAPITAL ACCOUNTS

4.1                                 Allocations.  The Net Profits and Net Loss of the Company and any items of income, gain, deduction or loss that are specially allocated in any Fiscal Year or other fiscal period shall be allocated among the Members as provided in Article 5.

4.2                                 Capital Accounts.  A separate account (each a “Capital Account”) shall be established and maintained on the books of the Company for each Member which:

(a)                                  shall be increased by (i) the amount of cash and the fair market value of any other property contributed by such Member to the Company as a Capital Contribution (net of liabilities secured by such property or that the Company assumes or takes the property subject to) and (ii) such Member’s distributive share of the Net Profit of the Company, and

(b)                                 shall be reduced by (i) the amount of cash and the fair market value of any other property distributed to such Member (net of liabilities secured by such property or that the Member assumes or takes the property subject to) and (ii) such Member’s distributive share of the Net Loss of the Company.

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It is the intention of the Members that the Capital Accounts of the Company be maintained in accordance with the provisions of Section 704(b) of the Code and the Regulations thereunder and that this Agreement be interpreted consistently therewith.  No Member shall have an obligation to the Company or to any other Member to restore any negative balance in the Capital Account of such Member.

4.3                                 Revaluations of Assets and Capital Account Adjustments.  Unless otherwise determined by the Board of Managers, (i) immediately preceding the issuance of additional Units in exchange for cash, property or services to a new or existing Member, (ii) upon the redemption of the Interest of a Member or a portion thereof, (iii) upon the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) and (iv) at such other times as are necessary or advisable, as reasonably determined by the Board of Managers, in order to comply with Regulations Sections 1.704-1(b) and 1.704-2, the then-prevailing Asset Values of the Company shall be adjusted to equal their respective gross fair market values, as determined in good faith by the Board, and any increase in the net equity value of the Company (Asset Values less liabilities) shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.6.2 (or any decrease in the net equity value of the Company shall be charged in the same manner as Net Losses are charged under Section 5.6.2).  Accordingly, as of the date of (i), (ii), (iii) or (iv), as applicable, the Capital Accounts of Members will reflect both realized and unrealized gains and losses through such date and the net fair market value of the equity of the Company as of such date.

4.4                                 Additional Capital Account Adjustments.  Any income of the Company that is exempt from federal income tax shall be credited to the Capital Accounts of the Members in the same manner as Net Profits are credited under Section 5.6.2 when such income is realized.  Any expenses or expenditures of the Company which may neither be deducted nor capitalized for tax purposes (or are so treated for tax purposes) shall be charged to the Capital Accounts of the Members in the same manner as Net Losses are charged under Section 5.6.2.  If the Company is subject to an election under Section 754 of the Code to provide a special basis adjustment upon the transfer of an Interest in the Company or the distribution of property by the Company in accordance with Code Section 734(b) or 743(b), Capital Accounts shall be adjusted to the limited extent required by the Regulations under Section 704 of the Code following such transfer or distribution, as reasonably determined by the Board of Managers.

4.5                                 Additional Capital Account Provisions.  No Member shall have the right to demand a return of all or any part of such Member’s Capital Contributions.  Any return of the Capital Contributions of any Member shall be made solely from the assets of the Company and only in accordance with the terms of this Agreement.  No interest shall be paid to any Member with respect to such Member’s Capital Contributions or Capital Account.  In the event that all or a portion of the Units of a Member are transferred in accordance with this Agreement, the transferee of such Units shall also succeed to all or the relevant portion of the Capital Account of the transferor.  Units held by a Member may not be transferred independently of the Interest to which the Units relate.

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5.                                      DISTRIBUTIONS AND ALLOCATIONS OF PROFIT AND LOSS

5.1                                 Board of Managers Determination.  The Board of Managers shall determine the timing and the aggregate amount of any Distributions to Members; provided, however, that:

5.1.1                                                The Company shall make a Tax Distribution not later than the dates specified in Section 5.2.1, unless the Members each consent otherwise.

5.1.2                                                The Board may make any additional Distributions to the Members, pro rata in accordance with each Member’s Percentage Interest, in such aggregate amounts and on such occasions as the Board may determine.  No distributions shall be made by the Board to Members other than pro rata in accordance with each Member’s Percentage Interest.

5.1.3                                                Notwithstanding any other provision of this Agreement or the provisions of the Act, no Person shall have any claim or right of enforcement with respect to or arising out of a Tax Distribution (whether under Article 5 or otherwise) against (i) any member of the Board, (ii) any Member or (iii) any Affiliate of a member of the Board or a Member, and such Person’s sole recourse therefor shall be against the Company.  For the avoidance of doubt, if and to the extent any such claim or right exists or may be deemed to exist, each member of the Board, Member, and any of their respective Affiliates (and any Person claiming by or through any such member of the Board, Member or Affiliate) hereby waives any such claim or right against any member of the Board, any Member and each Affiliate of any such member of the Board or Member, as the case may be.  For purposes of this Section 5.1.3, “Affiliates” of a Person shall exclude the Company and its Subsidiaries.

5.2                                 Distributions.  Distributions from the Company to its Members shall be made only after allocating the Net Profit or Net Loss of the Company through the date as of which the Distribution is being charged to the Capital Accounts of the Members.  Such Distributions shall be charged to the Capital Accounts of the Members and made in the following order (except that no Member shall be entitled to receive a Distribution that would create or increase a deficit balance in such Member’s Capital Account unless the Capital Accounts of all Members have previously been reduced to zero):

5.2.1                                                Tax Distributions.  The Company shall distribute to all Members prior to the tenth (10th) day before the due date of the federal quarterly estimated tax payments an aggregate amount equal to the Base Tax Rate times the allocations of taxable income made or expected to be made pursuant to this Article 5 for such quarter (the “Tax Distribution”).  The Board of Managers shall determine the amount to be distributed to the Members pursuant to this Section 5.2.1 in its reasonable discretion based on such reasonable assumptions as the Board of Managers determines in good faith to be appropriate.  Tax Distributions shall be divided among the Members pro rata in accordance with their Percentage Interests.  The “Base Tax Rate” shall be equal to fifty-four percent (54%).  The Board of Managers shall consider adjusting the Base Tax Rate to be above 54% if requested by a Member upon a determination that the federal and state tax rates affecting the Member (or the Member’s taxpayers) have increased by more than

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1%; provided, however, the Board of Managers shall have no obligation to increase the Base Tax Rate.  For purposes of computing taxable income under this Section 5.2.1, taxable income shall be determined without taking account the effect of any benefit to a Member under Section 743(b) or 734(b) of the Code.

5.3                                 No Violation.  Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a Distribution to any Member on account of such Member’s Interest in the Company if such Distribution would violate Section 18-607 of the Act or other applicable law.

5.4                                 Withholdings.  The Board of Managers is authorized to withhold from Distributions to Members, or with respect to allocations to Members and in each case to pay over to the appropriate federal, state, local or foreign government any amounts required by law to be so withheld.  All amounts withheld pursuant to the Code or any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company shall be treated as amounts paid to the Company and each Member shall be treated as having received a distribution pursuant to Section 5.2 hereof equal to the portion of the withholding tax allocable to such Member, as determined by the Board of Managers.  Any taxes withheld on a payment to the Company or a payment by the Company to a Member pursuant to this Section 5.4 shall be treated as if distributed to the relevant Member to the extent that an amount equal to such withheld taxes would then be distributable to such Member, and, to the extent in excess of such distributable amounts, as a demand loan payable by the Member to the Company with interest at the prime rate in effect from time to time plus two percent (2%), compounded annually.  The Board of Managers may, in its sole discretion, either demand payment of the principal and accrued interest on such demand loan at any time, and enforce payment thereof by legal process, or withhold from one or more distributions to a Member amounts sufficient to satisfy such Member’s obligations under any demand loan payable to the Company.  In the event that the Company receives a refund of taxes previously withheld by a third party from one (1) or more payments to the Company, the economic benefit of such refund shall be apportioned among the Members in a manner reasonably determined by the Board of Managers to offset the prior operation of this Section 5.4 in respect of such withheld taxes.  Promptly upon request, each Member shall provide the Company with any information related to such Member that is necessary (i) to allow the Company to comply with any tax reporting, tax withholding, or tax payment obligations of the Company or (ii) to establish the Company’s legal entitlement to an exemption from, or reduction of, withholding tax, including U.S. federal withholding tax under Sections 1471 and 1472 of the Code.  As a security for any withholding tax or other liability or obligation to which the Company may be subject as a result of any act or status of any Member, or to which the Company may become subject with respect to the Interest of any Member, the Company shall have (and each Member hereby grants to the Company) a security interest in all distributable assets of the Company distributable to such Member to the extent of the amount of such withholding tax or other liability or obligation.  Neither the Company nor the Board of Managers shall be liable for any excess taxes withheld in respect of any Member’s Interest, and, in the event of overwithholding, a Member’s sole recourse shall be to apply for a refund from the appropriate governmental authority.  If the Company, the Board of Managers, the Tax Matters Member, or any of their respective Affiliates, or any of their respective officers, directors, employees, managers, members and, as determined by the Board of Managers in its sole and absolute discretion, consultants or agents (the “Withholding Indemnified Parties” and each a

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“Withholding Indemnified Party”), becomes liable as a result of failure to withhold and remit taxes in respect of any Member, then, in addition to, and without limiting, any indemnities for which such Member may be liable under this Agreement, unless otherwise agreed by the Board of Managers in writing, such Member shall, to the fullest extent permitted by law, indemnify and hold harmless the Withholding Indemnified Parties, in respect of all taxes, including interest and penalties, and any expenses incurred in any examination, determination, resolution and payment of such liability, except with respect to any penalties or expenses which arise as a result of any act or omission with respect to which a court of competent jurisdiction has issued a final, nonappealable judgment that such applicable Withholding Indemnified Party was grossly negligent or engaged in willful misconduct or fraud.  The provisions contained in this Section 5.4 shall survive the termination of the Company and the Transfer of any Interest.

5.5                                 Property Distributions and Installment Sales.  If any assets of the Company shall be distributed in kind pursuant to this Article 5, such assets shall be distributed to the Members entitled thereto in the same proportions as the Members would have been entitled to cash Distributions.  The amount by which the fair market value of any property to be distributed in kind to the Members exceeds or is less than the then prevailing Asset Value of such property shall, to the extent not otherwise recognized by the Company, be taken into account in determining Net Profit and Net Loss and determining the Capital Accounts of the Members as if such property had been sold at its fair market value immediately prior to such Distribution.  If any assets are sold in transactions in which, by reason of Section 453 of the Code, gain is realized but not recognized, such gain shall be taken into account when realized in computing gain or loss of the Company for purposes of allocation of Net Profit or Net Loss under this Article 5 and, if such sales shall involve substantially all the assets of the Company, the Company shall be deemed to have been dissolved and terminated notwithstanding any election by the Members to continue the Company for purposes of collecting the proceeds of such sales.

5.6                                 Net Profit or Net Loss.

5.6.1                                                The “Net Profit” or “Net Loss” of the Company for each Fiscal Year or relevant part thereof shall mean the Company’s taxable income or loss for federal income tax purposes for such period (including all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code) with the following adjustments:

(a)                                  Gain or loss attributable to the disposition of property of the Company with an Asset Value different from the adjusted basis of such property for federal income tax purposes shall be computed with respect to the Asset Value of such property, and any tax gain or loss not included in Net Profit or Net Loss shall be taken into account and allocated for federal income tax purposes among the Members pursuant to Section 5.8.

(b)                                 Depreciation, amortization or cost recovery deductions with respect to any property with an Asset Value that differs from its adjusted basis for federal income tax purposes shall be computed in accordance with Asset Value, and any depreciation allowable for federal income tax purposes shall be allocated in accordance with Section 5.8.

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(c)                                  Any items that are required to be allocated pursuant to Section 5.7 shall not be taken into account in determining Net Profit or Net Loss.

5.6.2                                                General Allocations.

(a)                                  Hypothetical Liquidation.  The items of income, expense, gain and loss of the Company comprising Net Profit or Net Loss for a Fiscal Year shall be allocated among the Members that were Members during such Fiscal Year in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the excess (which may be negative) of:

(i)                                     the hypothetical distribution (if any) that such Member would receive if, on the last day of the Fiscal Year, (w) all Company assets, including cash, were sold for cash equal to their then-prevailing Asset Values, taking into account any adjustments thereto for such Fiscal Year, (x) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the then-prevailing Asset Value of the assets securing such liability) and (y) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 13.3 hereof; over

(ii)                                  the sum of (x) the amount, if any, which such Member is obligated to contribute to the capital of the Company, (y) such Member’s share of the Company Minimum Gain determined pursuant to Regulations Section 1.704-2(g), and (z) such Member’s share of Member Nonrecourse Debt Minimum Gain determined pursuant to Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described in Section 5.6.2(a)(i) above.

For purposes of the foregoing hypothetical sale described in Section 5.6.2(a)(i) above, all assets and liabilities of any entity that is wholly-owned by the Company and disregarded as an entity separate from the Company for federal income tax purposes shall be treated as assets and liabilities of the Company.

(b)                                 Loss Limitation.  Notwithstanding anything to the contrary in this Section 5.6.2(b), the amount of items of Company expense and loss allocated pursuant to this Section 5.6.2(b) to any Member shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year, unless each Member would have an Adjusted Capital Account Deficit.  All such items in excess of the limitation set forth in this Section 5.6.2(b) shall be allocated first, to Members who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in clauses (i) and (ii) of the definition of Adjusted Capital Account Deficit, until no Member would be entitled to any further allocation, and thereafter, to all voting Members, pro rata, in proportion to their ownership of voting Interests.

5.6.3                                                Interpretation.  The Members intend for the allocation provisions set forth in this Agreement to comply with Section 704(b) of the Code and the Treasury Regulations thereunder and to appropriately reflect the Members’ rights to Distributions

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as set forth in Sections 5.2 and 13.3, and the Board of Managers shall interpret the provisions in accordance with such intent and make such adjustments as may be necessary to effect such intent; provided, however, that any such interpretation or adjustment shall affect only Capital Accounts and allocations and shall not affect any Member’s rights to Distributions as set forth in this Agreement.

5.7                                 Regulatory Allocations.  Although the Members do not anticipate that events will arise that will require application of this Section 5.7, provisions governing the allocation of taxable income, gain, loss, deduction and credit (and items thereof) are included in this Agreement as may be necessary to provide that the Company’s allocation provisions contain a so-called “Qualified Income Offset” and comply with all provisions relating to the allocation of (i) Company Minimum Gain and Member Minimum Gain and the chargeback thereof as set forth in the Regulations under Section 704(b) of the Code and (ii) so-called “Nonrecourse Deductions” and “Member Nonrecourse Deductions” (clauses (i) and (ii) together, the “Regulatory Allocations”); provided, however, that the Members intend that all Regulatory Allocations that may be required shall be offset by other Regulatory Allocations or special allocations of items so that each Member’s share of the Net Profit, Net Loss and capital of the Company will be the same as it would have been had the events requiring the Regulatory Allocations not occurred.  For this purpose the Board of Managers, based on the advice of the Company’s auditors or tax counsel, is hereby authorized to make such special curative allocations of tax items as may be necessary to minimize or eliminate any economic distortions that may result from any required Regulatory Allocations.

5.8                                 Tax Allocations.  Code Section 704(c) and Unrealized Appreciation or Depreciation.

5.8.1                                                Contributed Assets.  In accordance with Section 704(c) of the Code, income, gain, loss and deduction with respect to any property contributed to the Company with an adjusted basis for federal income tax purposes different from the initial Asset Value at which such property was accepted by the Company shall, solely for tax purposes, be allocated among the Members so as to take into account such difference in the manner required by Section 704(c) of the Code and the applicable Regulations.

5.8.2                                                Revalued Assets.  If upon the acquisition of additional Units in the Company by a new or existing Member the Asset Value of any the assets of the Company is adjusted pursuant to Section 4.3, subsequent allocations of income, gain, loss and deduction with respect to such assets shall, solely for tax purposes, be allocated among the Members so as to take into account such adjustment in the same manner as under Section 704(c) of the Code and the applicable Regulations.

5.8.3                                                Elections and Limitations.  The allocations required by this Section 5.8 are solely for purposes of federal, state and local income taxes and shall not affect the allocation of Net Profits or Net Losses as between Members or any Member’s Capital Account.  All tax allocations required by this Section 5.8 shall be made using any method that is described in the Section 1.704-3 Regulations, as decided by the Board of Managers.

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5.8.4                                                Allocations.  Except as noted above, all items of income, deduction and loss shall be allocated for federal, state and local income tax purposes in the same manner as such items are allocated for purposes of calculating Net Profits and Net Losses.

6.                                      STATUS, RIGHTS AND POWERS OF MEMBERS AND CERTAIN MEMBER AGREEMENTS

6.1                                 Limited Liability.  Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, expenses, obligations and liabilities of the Company, and no Member or Indemnified Person shall be obligated personally for any such debt, expense, obligation or liability of the Company solely by reason of being a Member or Indemnified Person.  All Persons dealing with the Company shall have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.  In no event shall any Member be required to make up any deficit balance in such Member’s Capital Account upon the liquidation of such Member’s Interest or otherwise.

6.2                                 Return of Distributions of Capital.  Except as otherwise expressly required by law, a Member, in such capacity, shall have no liability for obligations or liabilities of the Company in excess of (a) the amount of such Member’s Capital Contributions, (b) such Member’s share of any assets and undistributed profits of the Company and (c) to the extent required by law, the amount of any Distributions wrongfully distributed to such Member.  Except as required by law, no Member shall be obligated by this Agreement to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company; provided, however, that if any court of competent jurisdiction holds that, notwithstanding this Agreement, any Member is obligated to return or pay any part of any Distribution, such obligation shall bind such Member alone and not any other Member or any Manager.  The provisions of the immediately preceding sentence are solely for the benefit of the Members and shall not be construed as benefiting any third party.  The amount of any Distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to such Member.

6.3                                 No Management or Control.  Except as expressly provided in this Agreement, no Member shall take part in or interfere in any manner with the management of the business and affairs of the Company or have any right or authority to act for or bind the Company notwithstanding Section 18-402 of the Act.

6.4                                 Specific Limitations.  No Member shall have the right or power to: (a) withdraw or reduce such Member’s Capital Contribution except as a result of the dissolution of the Company or as otherwise provided by law or in this Agreement; (b) make voluntary Capital Contributions or to contribute any property to the Company other than cash; (c) bring an action for partition against the Company or any Company assets; (d) cause the termination and dissolution of the Company, except as set forth in this Agreement; or (e) upon the Distribution of its Capital Contribution require that property other than cash be distributed in return for its Capital Contribution.  Each Member hereby irrevocably waives any such rights.

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6.5                                 Member Voting.  Except as otherwise set forth in this Agreement, all powers of the Members shall be exercised in accordance with Section 7.3 by the appointment of the Board of Managers.

6.6                                 Required Consents.

6.6.1                                                None of the following actions shall be taken by the Company without prior written Member Consent:

(a)                                  Entering into any contracts, agreements or transactions with any of the Members or their Affiliates, other than (i) the issuance of Units or Interests to Members in compliance with Section 3.6(b) hereof or (ii) contracts, agreements or transactions entered into on an arms’ length basis, with the terms and conditions thereof disclosed to the Board and other Members prior to the commencement date of any such contract, agreement or transaction; provided that any such contract, agreement or transaction with a Member or their Affiliates must be on a basis that is at least as favorable to the Company as a contract, agreement or transaction reasonably available from any third party or an existing provider.  Notwithstanding the foregoing, no Member Consent shall be required (x) for any loan from Leucadia or any of its Affiliates which, taken together with all other loans from Leucadia or any of its Affiliates, do not exceed $25 million in the aggregate, provided that the interest rate charged in respect of such loan shall not exceed the interest rate charged to the Company on its most senior credit facility or (y) to effectuate any transaction set forth on Schedule 1.2(d) of the Membership Interest Purchase Agreement, which transactions have been approved by the Members pursuant to the Membership Interest Purchase Agreement.  This Section 6.6.1 shall not apply to any contracts, agreements or transactions between the Company and its Subsidiaries, including any loans or financing transactions.

(b)                                 Except as required by the Credit Documents, actions that contractually restrict (i) the making of distributions to Members as provided for in this Agreement or (ii) any required or mandatory repurchases of any Units as provided for in this Agreement.

(c)                                  Approval of the taking of any of the foregoing actions by any direct or indirect Subsidiary of the Company.

6.6.2                                                The Company shall not modify or alter the rights, preferences or privileges of any Units, including by way of an amendment to this Agreement, which modification or alteration would adversely affect the economic entitlements of a holder of a Unit under this Agreement without the prior written consent of each such affected holder; provided, however, that the Company may issue Units as provided in Section 3.6(a).

6.7                                 Restrictions on Member Competition.  In consideration of the mutual covenants and agreements of the Company and the Members set forth in this Agreement, the Members set forth below hereby covenant and agree as follows:

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(a)                                  Certain Activities of USPB Prohibited.  Commencing on the Effective Date and continuing for so long as USPB and its Affiliates own or Control any Units of the Company but in any event not less than ten (10) years after the Effective Date, USPB or any entity controlled by USPB shall not, directly or indirectly, singularly or in the aggregate, own or Control any Ownership Interests of, or otherwise run, manage, operate, direct, Control or participate in the ownership, management, operation or Control of, any Competing Business or any Competing Facility other than an Ownership Interest of not more than two percent (2.0%) in the aggregate in any publicly traded entity that is a Competing Business or that owns or Controls a Competing Business or a Competing Facility.

(b)                                 Certain Activities of NBPCo Prohibited.

(i)                                     Commencing on the Effective Date and continuing for so long as NBPCo or its Affiliates owns or Controls any Units of the Company, NBPCo and its Affiliates shall not, directly or indirectly, singularly or in the aggregate, own or Control more than five percent (5%) of the Ownership Interests of, or otherwise run, manage, operate, direct or Control, any Competing Business or any Competing Facility.

(ii)                                  The members acknowledge and agree that NBPCo and its Affiliates directly and indirectly compete with the Company in segments of the beef market not constituting a Competing Business or a Competing Facility and nothing in this Agreement shall in any way limit NBPCo or its Affiliates ability to compete with the Company, subject to clauses (i), (iii), (iv) and (v) of this Section 6.7(b).

(iii)                               Commencing on the Effective Date and continuing for so long as NBPCo or its Affiliates owns or Controls any Units of the Company, if at any time NBPCo or its Affiliates commences a venture on its own that directly or indirectly competes with the Company in a segment of the beef market, then NBPCo will offer the Company an opportunity to supply beef as a raw material to such business activity, on arms length terms and conditions.

(iv)                              Commencing on the Effective Date and continuing for so long as NBPCo or its Affiliates owns or Controls any Units of the Company, if at any time NBPCo or its Affiliates commences a venture in conjunction with a Competitor of the Company, or a Competing Business or Competing Facility that directly or indirectly competes with the Company in a segment of the beef market, then NBPCo or its Affiliates will offer the Company an opportunity to participate in a comparable venture on terms and conditions that are at least as favorable as the terms and conditions offered to and agreed with such Competitor.  If the opportunity is offered to the Company, and the Company fails, within thirty (30) days after being so presented with such opportunity, to accept such opportunity, or otherwise fails to pursue such opportunity with reasonable diligence, then the Company will waive its right to require NBPCo to continue such offer and shall likewise waive any claim that NBPCo’s engagement in such activity with a

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Competitor violates this Section 6.7(b) or constitutes a breach of the fiduciary duties of NBPCo’s Manager designee, if applicable.

(v)                                 NBPCo will not use its Ownership Interest in the Company, to gather Confidential Information from the Company or to block competitive projects of the Company, and NBPCo agrees not to use any such Confidential Information for any purpose not related to the Company’s conduct of its business or otherwise in a manner detrimental to the Company.  Notwithstanding any other provision of this Agreement, if NBPCo seeks to, or does acquire, engage in, or operate a venture of the type described above or otherwise competes with the Company, the Board may restrict NBPCo’s access to Confidential Information in its sole discretion, and NBPCo agrees that, at the request of the Board, NBPCo will not participate in and not receive information related to meetings and other discussions relating to such Confidential Information or the consideration of the Company’s involvement in such venture, Competing Business or Competing Facility.

(vi)                              Section 6.7(b) may not be amended without the consent of NBPCo so long as NBPCo or its Affiliates own or control any Units of the Company.

(vii)                           For purposes of this Section 6.7(b) only, “Competing Business” means a business or a Person conducting or Controlling a business, that directly or indirectly competes with the business of the Company by engaging in the business of beef slaughtering, the business of beef slaughtering and processing or the business of hide tanning, in the United States or Mexico; and “Competing Facility” means any beef slaughtering facility, any beef slaughtering and processing facility or any hide tanning facility owned by a Competing Business in the United States or Mexico.

(c)                                  Certain Activities of Klein Prohibited.  Commencing on the Effective Date and continuing until the two (2) year anniversary of the date that Klein or any of his respective Affiliates no longer own or Control any of the Units of the Company, Klein, together with his respective Affiliates shall not, directly or indirectly, own or Control any Ownership Interests of, or otherwise run, manage, operate, direct, Control or participate in the ownership, management, operation or Control of, any Competing Business or any Competing Facility other than an Ownership Interest of not more than two percent (2.0%) in the aggregate in any publicly traded entity that is a Competing Business or that owns or Controls a Competing Business or a Competing Facility.

(d)                                 Severability.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.7 is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and

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this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.8                                 Agreement for NBPCo to Negotiate Certain Requirements Contracts in Good Faith.  From and after the Effective Date, the Company and NBPCo agree to continue to meet and negotiate in good faith and on an arms’ length basis to ensure the Company’s ability to acquire all its requirements of NBPCo’s finished product and NBPCo’s ability to acquire all of its requirements of the Company’s trim with equal to or less than 50% lean, each on terms and conditions at least as favorable as the terms and conditions that party would permit any other Person to participate in such transactions.  This Section 6.8 may not be amended without the consent of NBPCo so long as NBPCo or its Affiliates own or control Units of the Company.

6.9                                 Agreement Regarding NBPCo Waiver of Right of Set-off.  Each of NBPCo and the Company hereby irrevocably waives any right to offset any payment due or claimed to be due to such party under any agreement entered into between them against any amounts that are due or claimed to be due by the other party under any other such agreement.  This Section 6.9 may not be amended without the consent of NBPCo, so long as NBPCo or its Affiliates own or control Units of the Company.

6.10                           Contracts with Managers or their Affiliates.  No contract or transaction between the Company and a Manager or its Affiliate or between the Company and any other entity in which a Manager or its Affiliate has a material financial interest, shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the Board of Managers meeting at which the contract or transaction is authorized or votes to authorize such contract or transaction, if:  (i) the material facts of such Manager’s material financial interest are disclosed to the Board of Managers; and (ii) the contract or transaction is otherwise permitted, authorized or approved in accordance with this Agreement.  The presence of the interested Manager may be counted in determining both the presence of a quorum at any such meeting at which the contract or transaction is authorized and the vote with respect thereto.

6.11                           Member Compensation; Expenses; Loans.

(a)                                  Except as otherwise provided in a written agreement approved by the Board of Managers and with Member Consent, no Member shall receive any salary, fee, or draw for services rendered to or on behalf of the Company.  Except as otherwise approved, permitted or contemplated by or pursuant to a policy approved by the Board of Managers and Member Consent, no Member shall be reimbursed for any expenses incurred by such Member on behalf of the Company.  Notwithstanding the foregoing, Leucadia may be reimbursed by the Company without Member Consent (i) for up to $500,000 per year of expenses incurred by Leucadia in connection with the Company and (ii) as approved by resolution of the Board of Managers, for out-of-pocket expenses incurred by Leucadia on behalf of, or for the benefit of, the Company for insurance; provided, however, that the amount of any such reimbursement for insurance shall not be materially greater than the amount the Company would pay to obtain comparable insurance coverage on an arms-length basis.

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(b)                                 Subject to Section 6.6, any Member or Affiliate may, to the extent authorized by the Board of Managers and not prohibited by the Credit Documents, lend or advance money to the Company.  If any Member or Affiliate shall make any such permitted loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company and shall be repayable out of the Company’s cash.  None of the Members or their Affiliates shall be obligated to make any loan or advance to the Company.

7.                                      DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF THE BOARD OF MANAGERS

7.1                                 Board of Managers.  The business of the Company shall be managed by the Board of Managers.  The Board shall initially be the individuals set forth in Section 7.2.  Thereafter, the individuals constituting the Board shall be designated by the Members in accordance with the provisions of Section 7.3.  Decisions of the Board shall be decisions of the Company’s “manager” for all purposes of the Act and shall be carried out by officers or agents of the Company designated by the Board in the resolution in question or in one or more standing resolutions or with the power and authority to do so under Article 8.

A decision of the Board may be amended, modified or repealed in the same manner in which it was adopted or in accordance with the procedures set forth in this Article 7 as then in effect, but no such amendment, modification or repeal shall affect any Person who has been furnished a copy of the original resolution, certified by a duly authorized officer of the Company, until such Person has been notified in writing of such amendment, modification or repeal.

7.2                                 Initial Managers.  The initial Managers of the Company comprising the initial Board of Managers, who shall serve for such terms and in such manner as prescribed by this Article 7, are the following Persons:

Manager Name	Address	Designated By

Leucadia

Leucadia

Leucadia

Steven D. Hunt	12200 N. Ambassador Dr. Kansas City, MO 64163	USPB

Timothy M. Klein	10217 Hwy 92 Kearney, MO 64060	New Kleinco

7.3                                 Number and Designation Rights.  The Board of Managers shall initially consist of five (5) Managers, subject to an increase to nine (9) Managers if needed to accommodate the

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right of the Members set out in this Section 7.3.  Leucadia, so long as Leucadia and its Affiliates hold a majority of the Units, or any other Member or Members acting together as a group, so long as such other Member or Members acting together as a group holds a majority of the Units, shall have the right to designate three (3) and up to five (5) Managers.  Klein, so long as Klein is employed as CEO of the Company and, directly or indirectly, holds Units, and each other Member holding together with its Affiliates not less than 10% of the outstanding Units shall have the right to designate one Manager, in each case so long as Klein or such other Members shall not have the right to designate Managers as part of the majority group referenced above pursuant to the preceding sentence.  Other than with respect to the initial Managers set forth in Section 7.2, if it is necessary pursuant to this Article 7 to appoint additional or replacement Managers, each Member qualified to so designate one or more Manager(s) pursuant to this Section 7.3 shall designate its Manager(s) by delivering to the Company a written statement designating its Manager(s) and setting forth the respective business address and telephone number of each such Manager.  The Members, by signing this Agreement, hereby agree to the designation of the Persons identified above in Section 7.2 hereto as Managers until their successors are designated in accordance with this Article 7, each such Manager being deemed designated by the Member set forth opposite such Manager indicated above.  A Manager need not be a Member.

7.4                                 Voting and Act of the Board; Action without a Meeting.  The Managers designated by Leucadia collectively (as evidenced by the vote of a majority of the Leucadia-designated Managers present at a meeting), and each other Manager shall have such vote as reflects the percentage of outstanding Units held by the Member that elected or appointed the Manager(s).  Except as otherwise expressly provided in this Agreement, the Board of Managers shall take action by the affirmative vote of a majority of weighted votes of Managers present at a duly held meeting at which a quorum is present, and references in this Agreement to actions by the Board shall be read accordingly.  There shall be no requirement that any action of the Board be approved by the Managers elected or appointed by a certain group of Members.  Any action required or permitted to be taken at a meeting of the Board of Managers may be taken by written action signed by all of the Managers comprising the Board provided that with respect to the Leucadia-designated Managers only one such Manager’s signature shall be required to evidence the unanimous consent of the Leucadia-designated Managers and such writing or writings shall be filed with the records of the meetings of the Board.  Such consent shall be treated for all purposes as the act of the Board.

7.5                                 Tenure.  Except as otherwise provided by law or by this Agreement, each Manager shall remain in office until such Manager dies, resigns, or is removed by the Member designating such Manager.

7.6                                 Resignation.  Any Manager may resign at any time.  Such resignation shall be made in writing and shall take effect at the time specified therein or, if no time be specified then at the time of its receipt by the President or the Secretary of the Company.  The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

7.7                                 Removal.  A Manager may be replaced or removed at any time by the Member designating such Manager.

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7.8                                 Vacancies.  Any vacancy occurring on the Board of Managers shall be filled by the Member designating such Manager having the right to elect or appoint such Manager.  The Board shall have and may exercise all their powers notwithstanding the existence of one or more vacancies in their number, subject to any requirements of law or of this Agreement as to the number of Managers required for a quorum or for any vote or other action; provided, however, that the Board may not take any action without first giving a Member able to designate a Manager to fill a vacancy at least 48 hours to fill such vacancy.

7.9                                 Meetings.  Regular meetings of the Board of Managers shall be held from time to time as determined by the Board of Managers.  Special meetings of the Board shall be held upon the call of the Chairman of the Board, the Chief Executive Officer or any Manager designated by Leucadia.  Board meetings shall be held at the principal office of the Company or at such other place, either within or without the State of Delaware, as shall be designated by the person calling the meeting and stated in the notice of the meeting.  Managers may participate in a Board of Managers meeting by means of video or audio conferencing or similar communications equipment whereby all Managers participating in the meeting can hear each other.

7.10                           Notice.  Notice of each meeting of the Board of Managers, in writing or by electronic mail, stating the place, day and hour of the meeting, shall be given to each Manager at least 48 hours before the time at which the meeting is to be held.  The notice or waiver of notice of any special or regular meeting of the Board of Managers does not need to specify the business to be transacted or the purpose of the meeting.

7.11                           Waiver.  Whenever any notice is required to be given to a Manager under the provisions of this Agreement, a waiver thereof in writing signed by the Manager, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.  Attendance of a Manager at any meeting of the Board of Managers shall constitute waiver of notice of such meeting by the Manager, except where the Manager attends a meeting for the express purpose of stating its objection to the transaction of any business because the meeting is not lawfully called or convened.

7.12                           Quorum.  One or more Manager(s) representing a majority of the votes of all Managers shall constitute a quorum necessary for the transaction of business at any regular or special meeting of the Board of Managers.  If less than a quorum is present, those Managers present may adjourn the meeting from time to time until a quorum shall be present.

7.13                           Compensation.  The Board of Managers may fix the compensation, if any, of Managers who are not employees of the Company.  Managers shall also be entitled to reimbursement for actual expenses incurred in attending meetings of the Board or in connection with other business of the Company.

7.14                           Authority of Board of Managers.  Subject to the provisions of this Agreement that require the consent or approval of one or more Members, the Board of Managers shall have the exclusive power and authority to manage the business and affairs of the Company and to make all decisions with respect thereto.  Except as otherwise expressly provided in this Agreement, the Board or Persons designated by the Board, including officers and agents appointed by the Board, shall be the only Persons authorized to execute documents which shall be binding on the

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Company.  To the fullest extent permitted by Delaware law, but subject to any specific provisions hereof granting rights to Members, the Board shall have the power to perform any acts, statutory or otherwise, with respect to the Company or this Agreement, which would otherwise be possessed by the Members under Delaware law, and the Members shall have no power whatsoever with respect to the management of the business and affairs of the Company.  All decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction, and credit among the Members, and accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board of Managers in good faith.  Any determination made pursuant to this Section 7.14 by the Board of Managers shall be conclusive and binding on all Members, but subject to written objection and legal action challenging the decision based on lack of good faith.  The power and authority granted to the Board hereunder shall include all those necessary, convenient or incidental for the accomplishment of the purposes of the Company and shall include the power to make all decisions with regard to the management, operations, assets, financing and capitalization of the Company, including without limitation, the power and authority to undertake and make decisions concerning (in each case subject to the terms, conditions, and special approval requirement of this Agreement):  (a) hiring and firing employees, attorneys, accountants, brokers, investment bankers and other advisors and consultants, (b) entering into leases for real or personal property, (c) opening bank and other deposit accounts and operations thereunder, (d) purchasing, constructing, improving, developing and maintaining real property, (e) purchasing insurance, goods, supplies, equipment, materials and other personal property, (f) borrowing money, obtaining credit, issuing notes, debentures, securities, equity or other interests of or in the Company and securing the obligations undertaken in connection therewith with mortgages on, pledges of and security interests in all or any portion of the real or personal property of the Company, (g) making investments in or the acquisition of securities of any Person, (h) giving guarantees and indemnities, (i) entering into contracts or agreements, whether in the ordinary course of business or otherwise, (j) mergers with or acquisitions of other Persons, (k) dissolution, (1) the sale or lease of all or any portion of the assets of the Company, (m) forming subsidiaries or joint ventures, (n) compromising, arbitrating, adjusting and litigating claims in favor of or against the Company and (o) all other acts or activities necessary, convenient or incidental for the accomplishment of the purposes of the Company including any and all actions that the Company may take as described in Section 2.6.

7.15                           Reliance by Third Parties.  Any person or entity dealing with the Company or the Members may rely upon a certificate signed by a Manager as to:  (a) the identity of the Members, (b) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by Members or are in any other manner germane to the affairs of the Company, (c) the Persons which are authorized to execute and deliver any instrument or document of or on behalf of the Company, (d) the authorization of any action by or on behalf of the Company by the Board or any officer or agent acting on behalf of the Company or (e) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or the Members.

8.                                      DESIGNATION, RIGHTS, AUTHORITIES, POWERS, RESPONSIBILITIES AND DUTIES OF OFFICERS AND AGENTS

8.1                                 Officers, Agents.  The Board of Managers by vote or resolution shall have the power to appoint officers and agents to act for the Company with such titles, if any, as the Board

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deems appropriate and to delegate to such officers or agents such of the powers as are granted to the Board hereunder, including the power to execute documents on behalf of the Company, as the Board may in its sole discretion determine; provided, however, that no such delegation by the Board shall cause the Persons constituting the Board of Managers to cease to be the “managers” of the Company within the meaning of the Act.  The officers so appointed may include persons holding titles such as Chairman, Chief Executive Officer, President, Chief Financial Officer, Executive Vice President, Chief Accounting Officer, Vice President, and Secretary.  Unless the authority of the officer in question is limited or specified in the document appointing such officer or in such officer’s employment agreement or is otherwise specified or limited by the Board, any officer so appointed shall have the same authority to act for the Company as a corresponding officer of a Delaware corporation would have to act for a Delaware corporation in the absence of a specific delegation of authority and as more specifically set forth in this Article 8; provided, however, that without the required consent pursuant to Section 6.6 no officer shall take any action for which the consent of certain Members is required thereunder; and provided, further, that without the required consent pursuant to Section 8.12 no officer shall take any action for which consent is required thereunder.

8.2                                 Election.  The officers may be elected by the Board of Managers at their first meeting or at any other time.  At any time or from time to time the Board may delegate to any officer their power to elect or appoint any other officer or any agents.  Officers must be natural persons.

8.3                                 Tenure.  Each officer shall hold office until its respective successor is chosen and qualified unless a different period shall have been specified by the terms of its election or appointment, or in each case until he or she sooner dies, resigns, is removed or becomes disqualified.  Each agent shall retain its authority at the pleasure of the Board of Managers, or the officer by whom he or she was appointed or by the officer who then holds agent appointive power.

8.4                                 Chairman of the Board of Managers, Chief Executive Officer, President and Vice President.  The Chairman of the Board of Managers, if any, shall have such duties and powers as shall be designated from time to time by the Board of Managers.  Subject to the terms and conditions of this Agreement, the Chief Executive Officer shall have direct and general charge and supervision of all business and administrative operations of the Company and all other such duties, responsibilities authority and privileges as are set forth in his employment agreement, if any, as amended from time to time, in addition to those duties, responsibilities, authority and privileges as are delegated to him by the Board or that a Chief Executive Officer of a Delaware corporation would have in respect of a Delaware corporation in the absence of a specific delegation of such duties, responsibility, authority and privileges.  The Chief Executive Officer shall also perform such other duties that may be assigned by the Board to the extent consistent with this Agreement and his employment agreement, if any, as amended from time to time.  The President and any Vice Presidents shall have duties as shall be designated from time to time by the Chief Executive Officer or by the Board of Managers.

8.5                                 Chief Financial Officer.  Unless the Board of Managers otherwise specifies, the Chief Financial Officer of the Company shall be in charge of its funds and valuable papers, and shall have such other duties and powers as may be designated from time to time by the Chief

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Executive Officer or the Board of Managers.  If no Chief Accounting Officer is elected, the Chief Financial Officer shall, unless the Board of Managers otherwise specifies, also have the duties and powers of the Chief Accounting Officer.

8.6                                 Chief Accounting Officer.  If a Chief Accounting Officer is elected, the Chief Accounting Officer shall, unless the Board of Managers or the Chief Executive Officer otherwise specifies, be the chief accounting officer of the Company and be in charge of its books of account and accounting records, and of its accounting procedures.  The Chief Accounting Officer shall have such other duties and powers as may be designated from time to time by the Chief Executive Officer or the Board of Managers.

8.7                                 Secretary and Assistant Secretaries.  The Secretary shall record all proceedings of the Members and the Board of Managers in a book or series of books to be kept therefor and shall file therein all actions by written consent of the Board.  In the absence of the Secretary from any meeting, an Assistant Secretary, or if no Assistant Secretary is present, a temporary secretary chosen at the meeting, shall record the proceedings thereof.  The Secretary shall keep or cause to be kept records, which shall contain the names and record addresses of all Members.  The Secretary shall have such other duties and powers as may from time to time be designated by the Board of Managers, the Chair of the Board of Managers or the Chief Executive Officer.  Any Assistant Secretaries shall have such duties and powers as shall be designated from time to time by the Board of Managers, the Chair of the Board of Managers, the Chief Executive Officer or the Secretary.

8.8                                 Vacancies.  If the office of any officer becomes vacant, the Board of Managers may choose a successor.  Each such successor shall hold office for the unexpired term, and until its successor is chosen and qualified or in each case until he or she sooner dies, resigns, is removed or becomes disqualified.

8.9                                 Resignation and Removal.  The Board of Managers may at any time remove any officer either with or without cause.  The Board may at any time terminate or modify the authority of any agent.  Any officer may resign at any time by delivering its resignation in writing to the Chair of the Board, the Chief Executive Officer or the Secretary or to a meeting of the Board.  Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in either case the necessity of its being accepted unless the resignation shall so state.

8.10                           Compensation.  Officers shall receive such compensation as may be determined from time to time by resolution of the Board of Managers or as otherwise provided in a written employment agreement.

8.11                           Delegation.  Unless prohibited by a resolution of the Board of Managers, an officer elected or appointed by the Board may, upon ten (10) Business Days prior written notice to the Board of Managers, delegate in writing some or all of the duties and powers of such person’s management position to other persons.  An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

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8.12                           Certain Actions Requiring Board of Manager Consent.  Notwithstanding any delegation of the Board of Managers’ authority to any officer pursuant to the foregoing provisions of this Article 8 and notwithstanding any other provision of this Agreement or any employment agreement between such officer and the Company, the power to take the following actions shall be vested exclusively in the Board of Managers (subject to Section 6.6), unless the Board gives its express prior consent thereto:

(a)                                  Entering into any contract, agreement or arrangement with any Person (including with accountants, investment bankers or consultants) where the aggregate expenditure of the Company with respect to any such Person in any Fiscal Year will or is reasonably likely to exceed $1,000,000, excluding those expenditures in the ordinary course of business or that are contemplated in the annual budget approved by the Board.

(b)                                 Entering into any agreement for the borrowing of money (whether in the public or private markets), obtaining credit (other than trade credit in the normal course of business) or amending in any material respect any of the terms and conditions of any of the Credit Documents.

(c)                                  Issuances of additional Units of the Company.

(d)                                 Securing any obligations of the Company with any of its assets.

(e)                                  Distributions of cash (or other Company assets) to Members.

(f)                                    Acquisitions, disposals or sales of properties or assets (whether effected by merger, sale of assets, lease or equity exchange or otherwise), other than in the ordinary course of business or as contemplated in the annual budget approved by the Board, and other than in any transaction involving less than $1,000,000.

(g)                                 Adoption of or changes in the annual budgets which shall be prepared by the officers of the Company in detail reasonably satisfactory to, and approved by, the Board, and which shall be consistent with the format used by the Company for preparation of its annual and quarterly financial statements.

(h)                                 Making unbudgeted expenditures of $1,000,000 or more in any Fiscal Year.

(i)                                     Approval of any Succession Plan or changes or amendments of the Succession Plan.

(j)                                     Hiring, firing, promotion or demotion of any officer on the Senior Management Team or the Chief Financial Officer.

(k)                                  Termination and hiring of general legal counsel for the Company and the hiring of special legal counsel.

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(l)                                     Approval of the Company’s expense reimbursement policies, to the extent relating to members of the Senior Management Team, and the Company’s currency or securities hedging and insurance policies.

(m)                               The formation of or investment in any Subsidiaries and any agreements relating thereto, including without limitation any agreements with joint venturers, partners or co-investors.

(n)                                 The approval of any employment (or similar) contract or agreement under which the obligations of the Company exceed (or are expected to exceed) $1,000,000 over the term of such contract or agreement or exceed (or are expected to exceed) $333,333 in any Fiscal Year.

(o)                                 Initiating, revising or eliminating any management bonus program.

(p)                                 Making any material public announcement outside the normal course of business, unless the making of such public announcement is:  (i) necessary to prevent a material adverse effect on the business of the Company or is otherwise required by applicable law; or (ii) deemed necessary and appropriate by the Senior Management Team to avoid an imminent public health danger.

(q)                                 Approving all new sites for office space, plants or other operations and of associated capital expenditures, other than those contemplated in the annual budget approved by the Board.

(r)                                    Indemnifying any officer, manager, employee or agent of the Company or its Subsidiaries on behalf of the Company or its Subsidiaries.

(s)                                  Initiating or settling any litigation where the resulting loss or damage (plus any costs, including attorneys’ fees) will or could reasonably be anticipated to exceed $1,000,000.

9.                                      BOOKS, RECORDS, ACCOUNTING AND REPORTS

9.1                                 Books and Records.  The books and records of the Company shall reflect all the Company’s transactions and shall be appropriate and adequate for the Company’s business.  The Company shall maintain at its principal office or such other office as the Board of Managers shall determine all of the following:

(a)                                  A current list of the full name and last known business or residential address of each Member and Manager;

(b)                                 information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each Member became a Member of the Company;

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(c)                                  A copy of the Certificate and this Agreement, including any amendments to either thereof, together with executed copies of any powers of attorney pursuant to which the Certificate, this Agreement or any amendments have been executed;

(d)                                 Copies of the Company’s federal, state and local income tax or information returns and reports;

(e)                                  The audited financial statements of the Company; and

(f)                                    The Company’s books and records.

9.2                                 Delivery to Member, Inspection; etc.  Upon the request of any Member for any purpose reasonably related to such Member’s Interest, the Board of Managers shall allow the Member and its designated representatives or agents, upon at least two (2) Business Days prior written notice to the Board and during reasonable business hours, to examine the Company’s books and records for such purpose at the Member’s sole cost and expense.  A Member requesting such an examination of the Company’s books and records may also request, and the Board shall endeavor to cause, that Managers, members of the Senior Management Team, and the independent certified public accountants for the Company be made available to discuss such books and records.  In addition, each Member shall have the right to obtain from the Company such other information regarding the Company’s affairs and financial condition as is just and reasonable.  The foregoing rights shall be subject to such reasonable standards as may be established by the Board of Managers from time to time.  The rights and privileges set forth in this Section 9.2 shall not apply (a) to a Member whose Governance Rights have terminated pursuant to Section 3.5 hereof, (b) to any assignee of a Member except to the extent required by the Act, or (c) in any event to any Member who is employed by, retained by, Affiliated with or Controlled by a Competing Business at the time of request or examination.

9.3                                 Accounting; Fiscal Year.  The Company shall use the accrual method of accounting in preparing its financial reports and for tax purposes and shall keep its books and records accordingly.  The Board of Managers may, without any further consent of the Members (except as specifically required by the Code), apply for IRS consent to, and otherwise effect a change in, the Company’s Fiscal Year.

9.4                                 Reports.

(a)                                  In General.  The Chief Financial Officer of the Company shall be responsible for causing the preparation of financial reports of the Company and the coordination of financial matters of the Company with the Company’s accountants.

(b)                                 Periodic and Financial Reports.  The Company shall maintain and provide to each Member upon request, the financial statements listed in clauses (i) and (ii) below, prepared, in each case (other than Capital Contributions, Profits and Losses and other allocations, distributions and Capital Accounts with respect to Member’s Capital Accounts, which shall construed, determined and reported to Members in accordance with this Agreement) in accordance with GAAP.

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(i)                                     As soon as practicable following the end of each Fiscal Year (and in any event not later than ninety (90) days after the end of such Fiscal Year), a balance sheet of the Company as of the end of such Fiscal Year and the related statements of operations, Members’ Capital Accounts and changes therein, and cash flows for such Fiscal Year, together with appropriate notes to such financial statements, all of which shall be audited and certified by the Company’s accountants, and in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the immediately preceding Fiscal Year.

(ii)                                  As soon as reasonably practicable following the end of each of the first three fiscal quarters of each Fiscal Year and following the end of each of the first eleven (11) fiscal months of each Fiscal Year (and in any event not later than forty-five (45) days after the end of such fiscal quarter or fiscal month, as the case may be), an unaudited balance sheet of the Company as of the end of such fiscal quarter or fiscal month, as the case may be, and the related unaudited statements of operations and cash flows for such fiscal quarter or fiscal month, as the case may be, and for the Fiscal Year to date, in each case, to the extent the Company was in existence, setting forth in comparative form the corresponding figures for the prior Fiscal Year’s fiscal quarter or fiscal month, as the case may be, and the fiscal quarter or fiscal month, as the case may be, just completed.

(c)                                  Other Reports.  The Board of Managers shall cause to be delivered promptly to Members such other information that is customarily provided the shareholders or members, such as reports of adverse developments, management letters, communications with Members of Managers, press releases and registration statements.

9.5                                 Filings.  At the Company’s expense the Board of Managers shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities and to have prepared and to furnish to each Member such information with respect to the Company (including without limitation a Schedule setting forth such Member’s distributive share of the Company’s income, gain, loss, deduction and credit as determined for federal income tax purposes) as is necessary to enable such Member to prepare such Member’s federal and state income tax returns.  The Board of Managers, at the Company’s expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative authorities, all reports required to be filed by the Company with those entities under then current applicable laws, rules and regulations.

9.6                                 Non-Disclosure.

9.6.1                                                Each Member agrees that, except as otherwise consented to by the Board of Managers, all non-public information furnished to such Member pursuant to this Agreement or otherwise regarding the Company or its business that is not generally available to the public (“Confidential Information”) will be kept confidential and will not be disclosed by such Member, or by any of such Member’s agents, representatives or employees, in any manner, in whole or in part, except that (a) each Member shall be permitted to disclose such Confidential Information to those of such Member’s agents,

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representatives and employees who need to be familiar with such information in connection with such Member’s investment in the Company and who are charged with an obligation of confidentiality, (b) each Member shall be permitted to disclose such Confidential Information to such Member’s partners and equity holders so long as they agree to keep such information confidential on the terms set forth herein, (c) each Member shall be permitted to disclose Confidential Information to the extent required by law, so long as such Member shall have first provided the Company a reasonable opportunity to contest the necessity of disclosing such information and (d) each Member shall be permitted to disclose Confidential Information to the extent necessary for the enforcement of any right of such Member arising under this Agreement.  Notwithstanding the foregoing, each Member (and each employee, representative or other agent of the Member) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to the Member relating to such tax treatment and tax structure.

9.6.2                                                Each Member agrees that it shall be liable for any breach or violation of the provisions of Section 9.6.1 by any of its respective Affiliates (other than the Company).  The covenants and undertakings contained in Section 9.6.1 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 9.6.1 will cause irreparable injury to the Company, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at law for any breach of Section 9.6.1 may be inadequate.  Therefore, notwithstanding anything to the contrary, the Company shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of any provision of Section 9.6.1 without the necessity of proving actual damages or posting any bond whatsoever.  The rights and remedies provided by Section 9.6.1 are cumulative and in addition to any other rights and remedies which the Company may have hereunder or at law or in equity.

9.6.3                                                Each Member is aware that (i) Leucadia is an “issuer” of securities under United States securities laws and (ii) that United States securities laws prohibit any individual who has received from an issuer or any of its Affiliates (including with respect to Leucadia, the Company) any material, non-public information regarding such issuer or any of its Affiliates from purchasing or selling securities of such issuer or from communicating such information to any other individual under circumstances in which it is reasonably foreseeable that such individual is likely to purchase or sell securities of such issuer.  As a consequence of its respective investments in the Company, each Member will from time to time receive confidential information concerning the Company that will constitute material, non-public information concerning Leucadia.  Each Member acknowledges this prohibition and agrees to advise its respective Affiliates of this prohibition.

9.7                                 Restrictions on Receipt.  The rights of Members to receive reports or to request information pursuant to this Article 9 shall be subject to Section 3.5.

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10.                               TAX MATTERS MEMBER

10.1                           Tax Matters Member.  The Board of Managers shall designate a qualifying Member to act as the tax matters partner within the meaning of and pursuant to Regulations Sections 301.6231(a)(7)-1 and -2 or any similar provision under state or local law; provided, however, that the Tax Matters Member shall not have any right to settle or compromise any material matter raised by the IRS without the approval of the Board of Managers, and the other Members shall be kept informed of, and shall be given an opportunity to discuss with the Tax Matters Member, all such matters which the Tax Matters Member deems to be material; provided, however, that if a tax settlement proposed by the Tax Matters Member (A) involves an income inclusion and/or a denial of deduction for the Company that in the aggregate exceeds $10 million and (B) relates to (i) a taxable period that includes the Effective Date or begins on or after the Effective Date or (ii) any other taxable period of the Company that could have an effect on Leucadia (including for this purpose an effect that occurs in a later taxable period), then such proposed settlement shall be subject to each Member’s review and consent, which consent shall not be unreasonably withheld, conditioned or delayed.  With respect to tax settlements in respect of a tax period of the Company ending prior to the Effective Date that is not described in clause (B)(ii) of the preceding sentence and as to which USPB is the Tax Matters Member, no approval of the Members is required.  In the event that the consent of a Member is required and such Member does not consent to such proposed settlement (a “Non-Consenting Member”), the Non-Consenting Member shall indemnify and hold harmless each other Member on an after tax basis to the extent that the final outcome of the tax controversy for a Member is more adverse than the proposed settlement (including, without limitation, for this purpose the amount and timing of utilization of a Member’s net operating losses and a Member’s share of any costs and expenses incurred by the Company in connection with such controversy occurring after the proposed settlement date).  Unless and until another Member is designated as the tax matters partner by the Board, Leucadia shall be the tax matters partner of the Company and in such capacity is referred to as the “Tax Matters Member”.

10.2                           Indemnity of Tax Matters Member.  The Company shall indemnify and reimburse the Tax Matters Member for all expenses (including legal and accounting fees) incurred as Tax Matters Member pursuant to this Article 10 in connection with any administrative or judicial proceeding with respect to the tax liability of the Members attributable to their respective interests in the Company.

10.3                           Tax Returns.  Unless otherwise agreed by the Board of Managers, all returns of the Company shall be prepared by the Company’s independent certified public accountants.

10.4                           Tax Elections.  The Board of Managers shall, without any further consent of the Members being required (except as specifically required herein), cause the Company to make any and all elections for federal, state, local, and foreign tax purposes including, without limitation, any election, if permitted by applicable law:  (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii) or take any other action necessary to cause the provisions of Code Sections 6221 through 6231 to apply to the Company (ii) to take any action necessary or appropriate to continue the election made by the Partnership pursuant to Code Section 754 as in effect on the Effective Date, including making a new or a protective Section 754 election, to ensure that such Section 754 election is and remains effective and that the Section 754 election is

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not revoked without the consent of all Members, and to adjust the basis of Property pursuant to Code Sections 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with Transfers of Interests and Company distributions; (iii) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company’s federal, state, local or foreign tax returns; and (iv) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, local, or foreign law, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Members in their capacities as Members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members.

10.5                           Tax Information.  Necessary tax information shall be delivered to each Member as soon as practicable after the end of each Fiscal Year of the Company but not later than five (5) months after the end of each Fiscal Year.  Notwithstanding anything herein to the contrary, the Tax Matters Member shall, upon receipt of notice from the IRS, give notice of an administrative proceeding with respect to the Company to all Members in accordance with, and as if such Members were each a “notice partner” pursuant to, Section 6231(a)(8) of the Code.

11.                               TRANSFER OF INTERESTS

11.1                           Restricted Transfer.  Except for Transfers pursuant to Section 11.2 to a Permitted Transferee and pursuant to Section 12.1, 12.2, 12.3 or 12.5, no Member shall Transfer all or any part of its Units, or the economic or other rights that comprise such Member’s Interest, unless such Transfer is first approved by the Board of Managers, which approval may be granted or withheld in the sole discretion of the Board of Managers.  Notwithstanding the foregoing sentence and any other provisions of this Agreement, neither Leucadia nor USPB shall Transfer all or any part of its Units, or the economic or other rights that comprise such Member’s Interest, other than, in the case of Leucadia, to a Permitted Transferee (to which transfer the Applicable Holding Period shall not apply), prior to expiration of the Applicable Holding Period without the consent of the other.  In no event will a Member other than Leucadia or its Permitted Transferees be permitted to Transfer all or any of its Units, or all or any part of the economic or other rights that comprise such Member’s Interest, to a Competing Business.  The Company shall maintain a record of the ownership of Units which shall, initially, be as set forth on Exhibit 3.1 and which shall be amended from time to time to reflect permitted Transfers of ownership of Units.  Subject to restrictions on the transferability of Units as set forth herein, Units shall be Transferred by delivery to the Company of an instruction by the registered owner of a Unit requesting registration of Transfer of such Units and the recording of such Transfer in the records of the Company.

11.2                           Permitted Transferees.  Subject to Sections 11.3 and 11.4, a Member shall be entitled to Transfer all or any portion of such Member’s Units to a direct or indirect Subsidiary of the Member, or in the case of a Member that is a Subsidiary of Leucadia, to another Subsidiary of Leucadia, holding the Units being Transferred (such Subsidiary referred to as a “Permitted Transferee”).  In no event shall all or any part of a Unit be Transferred to a minor or incompetent except in trust or pursuant to the Uniform Gifts to Minors Act.

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11.3                           Transfer Requirements.  No Person to whom any of a Member’s Units are Transferred (including a Permitted Transferee) shall be admitted to the Company as a Member (as limited under certain circumstances in accordance with Section 11.8) unless the following conditions are satisfied or such conditions are waived by the Board of Managers.

(a)                                  A duly executed written instrument of Transfer is provided to the Board, specifying the Units being Transferred and setting forth the intention of the Member effecting the Transfer that the transferee succeed to a portion or all of such Member’s Units;

(b)                                 an opinion of responsible counsel (who may be counsel for the Company), reasonably satisfactory in form and substance to the Board to the effect that:

(i)                                     such Transfer would not violate the Securities Act or any state securities or blue sky laws applicable to the Company or the Interest to be Transferred;

(ii)                                  such Transfer would not cause the Company to be considered a publicly traded partnership under Section 7704(b) of the Code;

(iii)                               such Transfer would not cause the Company to lose its status as a partnership for federal income tax purposes; and

(iv)                              such Transfer would not cause a termination of the Company for federal income tax purposes.

(c)                                  The Member effecting the Transfer and the transferee execute any other instruments that the Board of Managers deems reasonably necessary or desirable for admission of the transferee, including the written acceptance by the transferee of this Agreement and such transferee’s agreement to be bound by and comply with the provisions hereof and execution and delivery to the Board of a special power of attorney as provided in Section 18.3; and

(d)                                 The Member effecting the Transfer or the transferee pays to the Company a transfer fee in an amount sufficient to cover the reasonable expenses incurred by the Company in connection with the admission of the transferee.

11.4                           Consent.  Subject to Section 11.8, each Member hereby agrees that upon satisfaction of the terms and conditions of this Article 11 with respect to any proposed Transfer, the Person proposed to be such transferee may be admitted as a Member.

11.5                           Withdrawal of Member.  If a Member Transfers all of its Units pursuant to Section 11.1 and the transferee of such interest is admitted as a Member pursuant to Section 11.3 (whether or not such Member’s status is limited pursuant to Section 11.8), such transferee shall be admitted to the Company as a Member effective on the effective date of the Transfer or such other date as may be specified when the transferee is admitted and, immediately following such admission, the transferor Member shall cease to be a Member of the Company.  Upon the transferor Member’s withdrawal from the Company, the withdrawing Member shall not be

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entitled to any Distributions, or any other rights associated with an Interest in the Company, from and after the date of such withdrawal or Transfer.

11.6                           Noncomplying Transfers Void.  Any Transfer in contravention of this Article 11 shall be void and of no effect, and shall not bind nor be recognized by the Company.

11.7                           Amendment of Exhibit 3.1.  In the event of the admission of any transferee as a Member of the Company, the Board of Managers shall promptly amend Exhibit 3.1 to reflect such Transfer or admission, as the case may be, and it shall deliver promptly to each Member a copy of such amended Exhibit 3.1.

11.8                           Limited Interests.  If the Interests with respect to Units held by a Member have been limited as required by Section 3.5 and such Member shall wish to Transfer, or shall have Transferred, Units in accordance with this Article 11, the limitations imposed by Section 3.5 on such Interests shall be removed only with the consent of the Board of Managers.

12.                               FIRST OFFER; TAG-ALONG, TAKE-ALONG RIGHTS; LIQUIDITY OPTION

12.1                           Offers to Leucadia.

12.1.1                                          Right of First Offer/Refusal.  If, after the Applicable Holding Period, any Member other than Leucadia or its Permitted Transferees (for purposes of this Section 12.1, the “Selling Member”) wishes to Transfer all or any portion of its Units, whether on its own initiative or in response to a bona fide offer from any Person, it shall give written notice (the “Notice of Sale”) to Leucadia (with a copy to the other Members)  of the Units subject to such proposed Transfer (the “Offered Units”), the proposed offer or sale price (subject to Section 12.1.5), the terms of the proposed Transfer and the name and address of the proposed transferee (if applicable); provided, however, that no proposed transferee may be a Competing Business or Control a Competing Facility.  The receipt of the Notice of Sale by Leucadia shall constitute an offer by the Selling Member to sell the Offered Units to Leucadia.  Such offers, unless revoked by written notice given by the Selling Member to Leucadia prior to acceptance by Leucadia shall remain outstanding for a period of ten (10) Business Days after receipt of the Notice of Sale by Leucadia (the “Offer Period”).  Leucadia may accept such offer as to all of the Offered Units by giving written notice to the Selling Member (with a copy to the other Members) (a “Notice of Purchase”) of its intention to purchase such Offered Units at the same price and on the same terms specified in the Notice of Sale.

12.1.2                                          Closing.  If Leucadia gives a Notice of Purchase for the Offered Units pursuant to this Section 12.1, the closing of the purchase by Leucadia of the Offered Units shall take place as soon as reasonably practicable and in no event later than 60 days after the date of such Notice of Purchase or such longer period of time as may be required to obtain final regulatory approval, which Leucadia and the Selling Member agree to use their respective commercially reasonable efforts to obtain, at the principal office of the Company, or at such other time and location as the parties to such purchase may mutually

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determine at the same price and on terms identical in all material respects to the terms as specified in the Notice of Sale.

12.1.3                                          Transfer.  If, at the close of the Offer Period, Leucadia has not given a Notice of Purchase for all of the Offered Units, or if payment therefor has not been made within 60 days (or such longer period of time as may be required to obtain any final regulatory approvals, which Leucadia and such Selling Member agree to use their respective commercially reasonable efforts to obtain) after receipt of the Notice of Purchase (or such longer period as authorized under Section 12.1.2) from Leucadia, the Selling Member shall have 90 days (the conclusion of such period, the “Final Transfer Date”) in which to Transfer the Offered Units to the purchaser specified in the Notice of Sale, if one was specified, at a price not less than 100% of the price specified in the Notice of Sale and on terms and conditions not materially more favorable to the transferee than the terms and conditions specified in the Notice of Sale; provided, however, that the identity of the transferee must be reasonably satisfactory to the Board.

12.1.4                                          New Notice of Sale Required if Reduction in Price.  If (a) after the close of the Offer Period and prior to the consummation of the Transfer permitted by Section 12.1.3, the Selling Member wishes to Transfer the Offered Units at a price that is lower than 100% of the price stated in the Notice of Sale or on terms and conditions materially more favorable to the transferee than the price and other terms and conditions contained in the Notice of Sale or the identity of the proposed transferee shall change, or (b) the Selling Member shall not have completed the proposed Transfer on or before the Final Transfer Date, then the Notice of Sale shall be null and void, and the Selling Member shall be required to separately comply with the provisions of this Section 12.1 (including re-offering the Offered Units to Leucadia on such new terms and conditions, if applicable.)

12.1.5                                          Remain Subject.  Units transferred pursuant to this Section 12.1 shall remain subject to the terms of this Agreement (including this Section 12.1), and such Transfers shall be subject to Section 11.3.

12.1.6                                          Right to Delegate.  Leucadia shall have the right to delegate all or part of its rights and obligations pursuant to this Section 12.1 to any Permitted Transferee or to the Company; provided, however, that in the event that after any such delegation from Leucadia to such Permitted Transferee or the Company, such Permitted Transferee or the Company fails to perform its obligations hereunder in accordance with the provisions of this Section 12.1, Leucadia shall be responsible to perform and complete such Permitted Transferee’s or the Company’s obligations contained in this Section 12.1.

12.2                           Tag-Along Rights.

12.2.1                                          Tag-Along Right.  With respect to any proposed Transfer before or after the Applicable Holding Period (for purposes of this Section 12.2, a “Sale”) by Leucadia (or its Permitted Transferees) as the Seller (for purposes of this Section 12.2, the “Initiating Seller”) of Units held by it (each such percentage, for purposes of this Section 12.2, a “Sale Percentage”) to a Person other than a Permitted Transferee (for

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purposes of this Section 12.2, the “Proposed Transferee”), each other Member shall have the right (the “Tag-Along Right”) to include in the Sale a number of Units equal to the Sale Percentage of the total number of Units held by such other Member (for purposes of this Section 12.2, each Member so electing being referred to herein as a “Selling Member”).  Any Units purchased from a Selling Member pursuant to this Section 12.2 shall be purchased at the same price per Unit and for the same form of consideration, and shall be purchased on the same terms and conditions, as the Units being transferred by the Initiating Seller.

12.2.2                                          Notice of Proposed Sale.  The Initiating Seller shall, not less than 30 days prior to a proposed Sale to which Section 12.2.1 is applicable, give written notice to each other Member of such proposed Sale.  Such notice (the “Notice of Proposed Sale”) shall set forth:  (a) the number of Units proposed to be Transferred, (b) the name and address of the Proposed Transferee, (c) the maximum and minimum per Unit purchase price or, if not in cash, proposed consideration and the other principal terms and conditions of the proposed Sale, (d) that the Proposed Transferee has been informed of the Tag-Along Right provided for in Section 12.2.1 and has agreed to purchase Units in accordance with the terms of this Section 12.2 and (e) that the Initiating Seller has agreed to consummate the Sale, subject only to any required regulatory approvals, this Section 12.2 and Article 11 of this Agreement.

12.2.3                                          Exercise of Tag Along Right.  The Tag-Along Right may be exercised by a Selling Member by giving written notice to the Initiating Seller (the “Tag-Along Notice”) within 15 days following such Selling Member’s receipt of the Notice of Proposed Sale to Members (the “Tag-Along Period”).  Each Member who does not deliver a Tag-Along Notice to the Initiating Seller within the Tag-Along Period shall be deemed to have waived all of such Member’s rights under this Section 12.2 with respect to inclusion of such Member’s Units in such proposed Sale, and the Initiating Seller, subject to the participation of the Selling Members, if any, shall have the right, for a 180- day period after the expiration of the Tag-Along Period (or for such longer period of time as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) to Transfer the Units specified in the Notice of Proposed Sale to the Proposed Transferee at a per Unit purchase price no greater than the maximum (and no less than the minimum) per Unit purchase price set forth in the Notice of Proposed Sale and on other principal terms which are not materially more favorable to the Initiating Seller and the Selling Members than those set forth in the Notice of Proposed Sale.

12.2.4                                          Default by Proposed Transferee.  In the event that the Proposed Transferee does not agree to purchase or the Proposed Transferee does not purchase the portion of each Selling Member’s Interest specified in any Tag-Along Notice on the same terms and conditions as specified in the applicable Notice of Proposed Sale, then the Initiating Seller shall not be permitted to sell its Units to the Proposed Transferee unless the Initiating Member shall acquire from the Selling Members such of the Selling Member’s Interest as should have been but was not purchased by the Proposed Transferee on the same terms and conditions as set forth in Section 12.2.3.

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12.2.5              Irrevocable Offer.  The offer of each Selling Member contained in such Selling Member’s Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, such Selling Member shall be bound and obligated to Transfer in the proposed Sale on the same terms and conditions, as the Initiating Seller, up to such amount of Units as such Selling Member shall have specified in such Selling Members Tag-Along Notice; provided, however, that (a) if the principal terms of the proposed Sale change with the result that the per Unit purchase price shall be less than the minimum per Unit purchase price set forth in the Notice of Proposed Sale to Members or the other principal terms shall be materially less favorable to the Initiating Seller and the Selling Members than those set forth in the Notice of Proposed Sale to Members, each Selling Member shall be permitted to withdraw the offer contained in such Selling Members Tag-Along Notice and shall be released from such Selling Member’s obligations thereunder, (b) the Selling Members shall be obligated to sell only the Sale Percentage of total Units held by the Selling Members equal to the percentage of total Units being sold by the Initiating Seller and (c) if at the end of the 180th day following the date of the effectiveness of the Notice of Proposed Sale (or for such longer period of time as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) the Initiating Seller has not completed the proposed Sale, each Selling Member shall be released from the obligations under such Member’s respective Tag-Along Notice, any related Notice of Proposed Sale shall be null and void, and it shall be necessary for separate such notice to be furnished, and the terms and provisions of this Section 12.2 separately complied with, in order to consummate such Sale pursuant to this Section 12.2.

12.2.6              Additional Compliance.  If, prior to consummation, the terms of the proposed Sale shall change with the result that the per Unit purchase price shall be greater than the maximum per Unit purchase price set forth in any Notice of Proposed Sale or the other principal terms shall be materially more favorable to the Initiating Seller and the Selling Members than those set forth in such Notice of Proposed Sale, then, unless all Members have exercised their Tag-Along Rights, such Notice of Proposed Sale shall be null and void, and it shall be necessary for a separate such Notice of Proposed Sale to be furnished, and the terms and provisions of this Section 12.2 separately complied with, in order to consummate such proposed Sale pursuant to this Section 12.2.

12.3         Take-Along Rights.

12.3.1              Take-Along Right.  Each Member other than Leucadia hereby agrees, if requested by Leucadia or its Permitted Transferees (for purposes of this Section 12.3, the “Initiating Seller”) at any time after expiration of the Applicable Holding Period (including after a Put Notice has been delivered in accordance with Section 12.5), to Transfer for value (for purposes of this Section 12.3, a “Sale”) the same percentage of the Units held by such Member as is being sold by the Initiating Seller (for purposes of this Section 12.3, the “Sale Percentages”) to a Person other than an Affiliate of the Initiating Seller (for purposes of this Section 12.3, the “Proposed Transferee”) in the manner and on the terms set forth in this Section 12.3 in connection with the Sale by the Initiating Seller of the Sale Percentage of Units by the Initiating Seller.

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12.3.2              Take-Along Notice.  If the Initiating Seller elects to exercise its rights under Section 12.3.1 (the “Take-Along Right”), a notice (a “Take-Along Notice”) shall be furnished by the Initiating Seller to each Member (for purposes of this Section 12.3, the “Selling Member”).  A Take-Along Notice shall set forth the principal terms of the proposed Sale insofar as it relates to the Interest to be purchased from the Initiating Seller, the Sale Percentage, the per Unit purchase price and the name and address of the Proposed Transferee.  If the Initiating Seller consummates the Sale referred to in the Take-Along Notice, the Selling Member shall be bound and obligated to sell the appropriate proportion of such Selling Member’s Units in the Sale on the same terms and conditions as the Initiating Seller shall sell its Units in the Sale.  If at the end of 120 days following the date of the effectiveness of the Take-Along Notice (or such later date as may be required to obtain any final regulatory approvals, which the Initiating Seller agrees to use its commercially reasonable efforts to obtain) the Initiating Seller has not completed the Sale, the Selling Member shall be released from its obligation under the Take-Along Notice, and it shall be necessary for a new and separate Take-Along Notice to be furnished and the terms and provisions of this Section 12.3.2 to be separately complied with in order to consummate such Sale pursuant to this Section 12.3, unless the failure to complete such Sale resulted from any failure by the Selling Member to comply in any material respect with the terms of this Section 12.3.  A Take-Along Notice delivered pursuant to Section 12.3 shall have precedence over any Put Notice or Call Notice delivered pursuant to Section 12.5, and if the Initiating Seller exercises its Take-Along Rights after a Put Notice or Call Notice has been delivered under Section 12.5, all time frames in Section 12.5 shall be tolled to accommodate such Take-Along Rights for a period not to exceed 120 days.

12.4         Miscellaneous.  The following provisions shall be applied to any Transfer to which Section 12.2 or 12.3 applies:

12.4.1              Consideration.  In the event the consideration to be paid in exchange for the Units in the proposed Sale pursuant to Section 12.2 or Section 12.3 includes any securities and the receipt thereof by any Selling Member would require under applicable law (i) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (ii) the provision to any Selling Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investors, the Initiating Seller shall be obligated only to use its commercially reasonable efforts to cause such requirements to be complied with to the extent necessary to permit such Selling Member to receive such securities, it being understood and agreed that the Initiating Seller shall not be under any obligation to effect a registration of such securities under the Securities Act or similar statutes.  Notwithstanding any provisions of this Section 12.4, if use of commercially reasonable efforts by the Initiating Seller shall not have resulted in such requirements being complied with to the extent necessary to permit such Selling Member to receive such securities, or if regulatory restrictions prevent a Selling Member from holding such securities and the Initiating Seller, after using commercially reasonable efforts, is unable to structure the transaction in a way that meets such regulatory requirements, the Initiating Seller shall cause to be paid to such Selling Member in lieu thereof, against surrender of the Interest which would have otherwise been sold by such Selling Member

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to the Proposed Transferee in the Sale, an amount in cash equal to the fair market value (as determined by the Board in good faith) of the securities which such Selling Member would otherwise receive as of the date of the issuance of such securities in exchange for Members’ Units.  The obligation of the Initiating Seller to use commercially reasonable efforts to cause such requirements to have been complied with to the extent necessary to permit a Selling Member to receive such securities shall be conditioned on such Selling Member executing such documents and instruments, and taking such other actions (including without limitation, if required by the Initiating Seller, agreeing to be represented during the course of such transaction by a “purchaser representative” (as defined in Regulation D) in connection with evaluating the merits and risks of the prospective investment and acknowledging that such Selling Member was so represented), as the Initiating Seller shall reasonably request in order to permit such requirements to be complied with.  Unless the Selling Member in question shall have taken all actions reasonably requested by the Initiating Seller in order to comply with the requirements under Regulation D, such Selling Member shall not have the right to require the payment of cash in lieu of securities under this Section 12.4.1.

12.4.2              Cooperation.  Each Selling Member in a Sale pursuant to Section 12.2 or 12.3, as the case may be, whether in its capacity as such or as a Member, member of the Board of Managers, officer or agent of the Company, or otherwise, shall to the fullest extent permitted by law take or cause to be taken all such actions as may be reasonably requested in order expeditiously to consummate each Sale pursuant to Section 12.2 or Section 12.3 hereof and any related transactions, including, without limitation, executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; and otherwise cooperating with the Initiating Seller and the Proposed Transferee; provided, however, that the Selling Members shall be obligated to become liable (severally and not jointly) in respect of any representations, warranties, covenants, indemnities or otherwise to the Proposed Transferee solely to the extent provided in the immediately following sentence.  Without limiting the generality of the foregoing, each Selling Member agrees to execute and deliver such agreements as may be reasonably specified by the Initiating Seller to which the Initiating Seller will also be party, including, without limitation, agreements to (a) make individual representations as to the title to its Interest and the power, authority and legal right to transfer such Interest to the extent such agreements are also made by the Initiating Seller and (b) be liable in respect of any purchase price escrow or adjustment provisions or reduction in purchase price as may apply to Members generally resulting from representations, warranties, covenants and indemnities in respect of the Company to the extent that the Initiating Seller is also liable; provided, however, that, (i) except with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Units, the aggregate amount of such liability shall not exceed the lesser of (a) such Selling Member’s pro rata portion of any such liability, in accordance with such Selling Member’s portion of the total value of Interests included in the Sale or (b) the proceeds to such Selling Member as a result of such Sale and (ii) with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Interests, the aggregate amount of such liability shall not exceed the proceeds to such Selling Member as a result of such Sale.

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12.4.3              Closing.  The closing of a Sale pursuant to Section 12.2 or Section 12.3 shall take place at such time and place as the Initiating Seller shall specify by reasonable advance notice to each Selling Member.  It is understood and agreed that the Initiating Seller shall not have any liability to any other Member arising from, relating to or in connection with any proposed transaction which has been the subject of a Tag-Along Notice or a Take-Along Notice, whether or not such proposed transaction is consummated, other than liability for breach of the applicable provisions of this Agreement.

12.4.4              Remain Subject.  Units transferred pursuant to Sections 12.2 and 12.3 shall remain subject to the provisions of this Agreement.

12.5         Liquidity Options.

12.5.1              Put.

(a)           Put Notice.  Each of USPB, New Kleinco and NBPCo (including for the purposes of this Section 12.5, their respective Permitted Transferees that have become Members) may, by giving written notice (the “Put Notice”) to Leucadia at any time during the Put Election Periods with respect to that portion of such Member’s Units as is set forth in Section 12.5.1(b) below, elect to sell to Leucadia all or any portion of the Units held by such Member specified in the Put Notice (each such Member delivering a Put Notice, for purposes of this Section 12.5, a “Putting Member”).  All Units identified in a Put Notice with respect to a particular Member shall be referred to as “Put Units”.  All Put Units referred to in a Put Notice shall be valued pursuant to the provisions of Section 12.5.3 below.  Putting Members with respect to a particular Put Date are referred to herein as the “Put Member(s)”.  By delivering a Put Notice, the Putting Member is irrevocably committing to sell to Leucadia (or the Company, as provided in Section 12.5.4.2 below) the Put Units specified in the Put Notice.  Each Member hereby agrees to be bound by the terms of any Put Notice delivered in accordance with this Agreement.

(b)           Put Period.  Each Putting Member (together with its respective Permitted Transferees that have become Members) shall be eligible to deliver a Put Notice in accordance with Section 12.5.1(a)(i) with respect to up to one-third of the Aggregate Units held by the Putting Member during the period commencing on the five (5) year anniversary of the Effective Date and ending thirty (30) days thereafter, (ii) with respect to up to one-third of each such Putting Member’s Aggregate Units during the period commencing on the seven (7) year anniversary of the Effective Date and ending thirty (30) days thereafter and (iii) with respect to any remaining portion of each Putting Member’s Aggregate Units during the period commencing on the ten (10) year anniversary of the Effective Date and ending thirty (30) days thereafter; provided, however, that no Putting Member may provide a Put Notice pursuant to this Section 12.5 with respect to less than 20% of such Putting Member’s Aggregate Units.  With respect to USPB, USPB shall also have the right to deliver a Put Notice to Leucadia at any time during the period commencing on the date on which USPB is no longer obligated to deliver cattle to the Company pursuant to the Cattle Purchase and Sale Agreement (the “Cattle Agreement Trigger”) and ending 180 days thereafter.  With respect to New

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Kleinco, New Kleinco shall also have the right to deliver a Put Notice to Leucadia at any time during the period commencing on the date on which Klein is no longer employed by the Company (the “Klein Non-employment Trigger”) and ending 180 days thereafter.  Such fifth, seventh and tenth anniversary dates, the date of the Cattle Agreement Trigger and the date of the Klein Non-employment Trigger are individually referred to herein as a “Put Date” and are collectively referred to here as the “Put Dates.”  The thirty (30) day period beginning on the fifth, seventh and tenth anniversary dates, the one hundred eighty (180) day period beginning on the Cattle Agreement Trigger and the one hundred eighty (180) day period beginning on the Klein Non-employment Trigger shall be referred to as a “Put Election Period;” provided that, if the Initiating Seller has notified USPB, NBPCo and New Kleinco and their respective Permitted Transferees that the Initiating Seller has, in good faith, taken steps to sell the Company, the applicable Put Election Period shall be tolled for a period not to exceed 120 days to permit the Initiating Seller to implement such sale.

12.5.2              Call.

(a)           Call Notice.  Leucadia (including for the purposes of this Section 12.5, its Permitted Transferees that have become Members) may, by giving written notice (the “Call Notice”) to each of USPB, New Kleinco and/or NBPCo (including for purposes of this Section 12.5, their respective Permitted Transferees that have become Members) at any time during the respective Call Election Period applicable to such Member, elect to purchase from such Member, all or any portion of the Units held by such Member specified in the Call Notice (each such Member to which Leucadia delivers a Call Notice, for purposes of this Section 12.5, a “Called Member”).  All Units identified in a Call Notice with respect to a particular Member shall be referred to as “Call Units”.  All Call Units referred to in a Call Notice shall be valued pursuant to the provisions of Section 12.5.3 below.  Called Members with respect to a particular Call Date are referred to herein as the “Call Member(s)”.  By delivering a Call Notice, Leucadia is irrevocably committing to purchase the Call Units from the Called Member.  Each Member hereby agrees to be bound by the terms of any Call Notice delivered in accordance with this Agreement.

(b)           Call Period.  Leucadia shall be eligible to deliver a Call Notice in accordance with Section 12.5.2(a) with respect to all or any portion of the Units held by such Member (i) in the case of USPB, at any time (x) during the period commencing on the date of the Cattle Agreement Trigger and ending 180 days thereafter and (y) during the period commencing on the date USPB owns less than twenty (20%) of USPB’s Aggregate Units and ending 180 days thereafter, (ii) in the case of any Member other than USPB, after the ten (10) year anniversary of the Effective Date, at any time during the period commencing on the date such Member owns less than fifty percent (50%) of such Member’s Aggregate Units and ending 180 days thereafter, and (iii) in the case of New Kleinco, also at any time during the period commencing on the date of the Klein Non-employment Trigger and ending 180 days thereafter.  The beginning dates of such periods are individually referred to herein as a “Call Date” and are collectively referred to here as the “Call Dates.”  The 180 day periods beginning on the Call Dates shall be referred to as a “Call Election Period”; provided that, if Leucadia has notified USPB and

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NBPCo and their respective Permitted Transferees that Leucadia has, in good faith, taken steps to sell the Company, the applicable Call Election Period shall be tolled for a period not to exceed 120 days to permit Leucadia to implement such sale.

12.5.3              Determination of Fair Value; Appraisal.  The Fair Value of the Put/Call Units shall be as of the applicable Put/Call Date, which shall be determined by agreement between Leucadia, on the one hand, and the Put/Call Member(s) on the other hand, and shall be determined within twenty (20) Business Days after the delivery of the Put Notice or Call Notice, as the case may be.  If Leucadia and the Put/Call Member(s) are unable to agree on the Fair Value of the Put/Call Units as of the applicable Put/Call Date within such period, the Put/Call Member(s) as a group on the one hand and Leucadia on the other hand will each designate an appraiser to determine the Fair Value of the Put/Call Units as of the applicable Put/Call Date, such appraisals to be delivered no later than forty-five (45) Business Days after the delivery of the Put Notice or Call Notice, as the case may be.  If the lower of the two initial appraisals is equal to or greater than 90% of the higher of the two initial determinations, the Fair Value of the Put/Call Units shall be the average of the two determinations.  If the lower of the two initial appraisals is less than 90% of the higher of the initial appraisals with respect to any Put/Call Units, Leucadia and the Put/Call Member(s) shall attempt in good faith for a period of ten (10) Business Days following the later of the dates on which the two initial appraisals were delivered to determine a mutually acceptable Fair Value of the Put/Call Units.  If an agreement is not reached during such period, Leucadia and the Put/Call Member(s) shall promptly (but in any event within five (5) Business Days after the completion of such ten Business Day period) direct the appraisers to designate a third appraiser to determine, within ten Business Days after such designation, which appraisal of the Fair Value of such Put/Call Units by the initial two appraisers is the more accurate appraisal of Fair Value of such Put/Call Units in the sole discretion of such third appraiser (who shall be limited to choosing one of the two initial determinations of Fair Value of the Put/Call Units).  The determination of Fair Value by such third appraiser shall be final and binding on all parties.  Each party shall pay the cost of its initially appointed appraiser, and if a third appraiser is necessary, the appraisal costs of the third appraiser shall be shared equally by the Put/Call Member(s) (pro rata in accordance with the number of Put/Call Units), on the one hand, and Leucadia, on the other hand.  The “Fair Value” with respect to a Unit shall be the fair market value of a Unit, determined on the basis of the aggregate equity value of the Company, valuing such Unit as a proportionate interest in a going concern with reference to the relative economic rights and preferences of each Unit as set forth in Article 5, but without discount for marketability, lack of liquidity, minority status or otherwise.  The Fair Value shall not take into account the value of the Company or Leucadia’s Interests, in each case, reflected on Leucadia’s books and records or financial statements.

12.5.4              Sale Notice; Assumption of Obligations.

12.5.4.1                Following the establishment of the Fair Value of the Put/Call Units, as of the applicable Put/Call Date, the Put/Call Member(s) shall sell, and Leucadia shall purchase, all of the Put/Call Units for the Fair Value of the Put/Call Units, without interest, on a date mutually agreed by Leucadia and the applicable Put/Call Members

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(the “Pay Date”) that is no later than 180 days following the date that the Put Notice or Call Notice, as the case may be, was received by the applicable Party, subject to Sections 12.5.4.2 and 12.5.5.

12.5.4.2                Leucadia shall have the right to assign its rights and obligations under Section 12.5 to the Company. Following any such assignment, the Company shall assume such obligations and rights of Leucadia (an “Assumption”) and the Company and Leucadia shall be jointly and severally liable to the Put/Call Member(s).  In the event of an Assumption, the purchase and sale of all of the Put/Call Units shall occur on the Pay Date, and Leucadia and the Company shall be obligated to pay the aggregate Fair Value thereof in cash (without interest), with each Put/Call Member receiving the same price per Unit.

12.5.5              Financing; Sale.  If, following an Assumption, Leucadia and the Company, acting jointly or severally, are not able to complete the purchase of any Put/Call Units pursuant to a Put Notice or Call Notice, as case may be, the Company shall be required, and each Member that has designated a Manager shall cause such Manager, to use its commercially reasonable efforts for the Company to obtain necessary financing to complete the purchase of the Put/Call Units pursuant to a Put Notice or Call Notice, as the case may be.  If Leucadia and the Company are unable to consummate the purchase of the Put/Call Units within ten (10) Business Days after the applicable Pay Date, then the Put/Call Members may, at their option, require the Company to retain a financial advisor to sell the Company at such price and upon such terms and conditions as may be approved by the Put/Call Members.  If requested by the Put/Call Members in connection with such Sale, each Member shall be bound and obligated to Transfer its entire Interest in the Company (for purposes of this Section 12.5, a “Sale”) to a transferee proposed by the Put/Call Members (for purposes of this Section 12.5, the “Proposed Transferee”) at the same price per Unit, in the same form of consideration and on the same terms and conditions as the Put/Call Members.  All costs and expenses of the Company and the Put/Call Members with respect to any such Sale shall be paid by the Company.

12.5.6              Cooperation.  The Company and each Member, whether in its capacity as such or as a member of the Board of Managers, officer or agent of the Company, or otherwise (the “Other Members”), shall to the fullest extent permitted by law take or cause to be taken all such actions as may be reasonably requested by the Put/Call Members in order expeditiously to consummate the transactions contemplated by Section 12.5.5 and any related transactions, including, without limitation: executing, acknowledging and delivering consents, assignments, waivers and other documents or instruments; furnishing information and copies of documents; filing applications, reports, returns, filings and other documents or instruments with governmental authorities; and otherwise cooperating with the Put/Call Members; provided, however, that the Other Members shall be obligated to become liable (severally and not jointly) in respect of any representations, warranties, covenants, indemnities or otherwise to the Proposed Transferee solely to the extent provided in the immediately following sentence.  Without limiting the generality of the foregoing, each Other Member agrees to execute and deliver such agreements as may be reasonably specified by the Put/Call Members to which the Put/Call Members will also be party, including, without limitation, agreements to (a) make individual representations as to the title to its Interest and the power, authority and

47

legal right to transfer such Interest to the extent such agreements are also made by the Put/Call Members and (b) be liable in respect of any purchase price escrow or adjustment provisions or reduction in purchase price as may apply to Members generally resulting from representations, warranties, covenants and indemnities in respect of the Company to the extent that the Put/Call Members are also liable; provided, however, that, (i) except with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Units, the aggregate amount of such liability shall not exceed the lesser of (a) such Other Member’s pro rata portion of any such liability, in accordance with such Other Member’s portion of the total value of Interests included in the Sale or (b) the proceeds to such Other Member as a result of such Sale and (ii) with respect to individual representations, warranties, covenants, indemnities and other agreements of holders of Interests, the aggregate amount of such liability shall not exceed the proceeds to such Other Member as a result of such Sale.  It is understood and agreed that the Put/Call Members shall not have any liability to any other Member arising from, relating to, or in connection with, any transaction proposed pursuant to Section 12.5.5, whether or not such proposed transaction is consummated, other than liability for breach of the applicable provisions of this Agreement, if any.

12.5.7              Closing.  The closing of a Sale pursuant to Section 12.5.5 shall take place at such time and place as the Put/Call Members shall specify by reasonable advance notice to each Other Member.

12.5.8              Required Members.  All actions required or permitted to be taken, or consents or approvals required or permitted to be given, by the Put/Call Member(s), pursuant to this Section 12.5 shall only require the approval in writing of the taking of such action or giving of such consent or approval by Put/Call Member(s) holding a majority of the outstanding Units that are Put/Call Units held by the Put/Call Member(s).  Any action, consent or approval taken or given pursuant to this Section 12.5 shall be binding on all other Put/Call Member(s).

12.5.9              Precedence of Take-Along Notice.  A Take-Along Notice delivered pursuant to Section 12.3 shall have precedence over any Put Notice or Call Notice delivered pursuant to this Section 12.5, and if the Initiating Seller exercises its Take-Along Rights after a Put Notice or Call Notice has been delivered under this Section 12.5, all time frames in this Section 12.5 shall be tolled to accommodate such Take-Along Rights for a period not to exceed 120 days.

13.          DISSOLUTION OF COMPANY

13.1         Termination of Membership.  No Member shall resign or withdraw from the Company except that, subject to the restrictions set forth in Article 11, any Member may Transfer its Interest in the Company to a transferee and a transferee may become a Member in place of the Member assigning such Interest.

13.2         Events of Dissolution.  The Company shall be dissolved upon the happening of any of the following events:  (a) the entry of a decree of judicial dissolution under Section 18 802

48

of the Act, (b) the written determination of the Members holding two-thirds of the outstanding Units or (c) the disposition of all of the Company’s assets.

13.3         Liquidation.  Upon dissolution of the Company for any reason, the Company shall immediately commence to wind up its affairs.  A reasonable period of time shall be allowed for the orderly termination of the Company’s business, discharge of its liabilities, and distribution or liquidation of the remaining assets so as to enable the Company to minimize the normal losses attendant to the liquidation process.  After the payment of the debts and liabilities of the Company and the establishment of reasonable reserves, any property or assets of the Company, including proceeds from the liquidation thereof, remaining upon the dissolution and liquidation of the Company shall be Distributed to the Members in proportion to their respective Percentage Interest, after taking account of any adjustment of their Capital Accounts to reflect all Net Profits and Net Losses of the Company through the date of distribution.  A full accounting of the assets and liabilities of the Company shall be taken and a statement thereof shall be furnished to each Member promptly after the distribution of all of the assets of the Company.  Such accounting and statements shall be prepared under the direction of the Board of Managers.

13.4         No Action for Dissolution.  The Members acknowledge that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 13.2.  This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Interests of all Members.  Accordingly, except where the Board of Managers has failed to liquidate the Company as required by Section 13.3 and except as specifically provided in Section 18 802 of the Act, each Member hereby waives and renounces its right to initiate legal action to seek dissolution or to seek the appointment of a receiver or trustee to liquidate the Company.

13.5         No Further Claim.  Upon dissolution, each Member shall have recourse solely to the assets of the Company for the return of such Member’s capital, and if the Company’s property remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate Capital Contributions of each Member, such Member shall have no recourse against the Company, the Board of Managers or any other Member.

14.          INDEMNIFICATION

14.1         General.  To the fullest extent permitted by law, the Company shall indemnify, defend and hold harmless the Board of Managers and each member of the Board, each Member, including the Tax Matters Member in such Member’s capacity as such, and the officers of the Company (all indemnified persons being referred to as “Indemnified Persons” for purposes of this Article 14), from any liability, loss or damage incurred by the Indemnified Person by reason of any act performed or omitted to be performed by the Indemnified Person in connection with the business of the Company, from liabilities or obligations of the Company imposed on such Person by virtue of such Person’s position with the Company, including reasonable attorneys’ fees and costs and any amounts expended in the settlement of any such claims of liability, loss or damage; provided, however, that if the liability, loss, damage or claim arises out of any action or inaction of an Indemnified Person, indemnification under this Section 14.1 shall be available

49

only if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that its course of conduct was in, or not opposed to, the best interests of the Company or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend its inaction to be harmful or opposed to the best interests of the Company and (b) the action or inaction did not constitute fraud or willful misconduct by the Indemnified Person; provided, further, however, that indemnification under this Section 14.1 shall be recoverable only from the assets of the Company, and not from any assets of the Members.  The Company shall pay or reimburse reasonable attorneys’ fees of an Indemnified Person as incurred, provided that such Indemnified Person executes an undertaking, with appropriate security if requested by the Board, to repay the amount so paid or reimbursed in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification under this Article 14.  The Company may pay for insurance covering liability of the Indemnified Persons for negligence in operation of the Company’s affairs.  Notwithstanding the foregoing, the Company shall not be required to indemnify, defend or hold harmless USPB, New Kleinco or NBPCo, or any of their respective Affiliates, for any liability, loss or damage relating to the indemnification obligations of USPB, New Kleinco and NBPCo pursuant to the Membership Interest Purchase Agreement.

14.2         Exculpation.  No Indemnified Person shall be liable, in damages or otherwise, to the Company or to any Member for any loss that arises out of any act performed or omitted to be performed by it, him or her pursuant to the authority granted by this Agreement if (a) either (i) the Indemnified Person, at the time of such action or inaction, determined in good faith that such Indemnified Person’s course of conduct was in, or not opposed to, the best interests of the Company, or (ii) in the case of inaction by the Indemnified Person, the Indemnified Person did not intend such Indemnified Person’s inaction to be harmful or opposed to the best interests of the Company and (b) the conduct of the Indemnified Person did not constitute fraud or willful misconduct by such Indemnified Person.

14.3         Persons Entitled to Indemnity.  Any Person who is within the definition of “Indemnified Person” at the time of any action or inaction in connection with the business of the Company shall be entitled to the benefits of this Article 14 as an “Indemnified Person” with respect thereto, regardless of whether such Person continues to be within the definition of “Indemnified Person” at the time of such Indemnified Person’s claim for indemnification or exculpation hereunder.

14.4         Procedure Agreements.  The Company may enter into an agreement with any of its officers, or the Managers, setting forth procedures consistent with applicable law for implementing the indemnities provided in this Article 14.

14.5         Duties of Board of Managers.  Without limiting applicability of any other provision of this Agreement, including without limitation the other provisions of this Article 14, which shall control notwithstanding anything to the contrary in this Section 14.5, the following provisions shall be applicable to the Board of Managers and the members thereof in their capacity as members of the Board:

(a)           The Board and the members thereof and the decisions of the Board shall have the benefit of the business judgment rule to the same extent as the Board, such

50

members and such decisions would have the benefit of such rule if the Board were a board of directors of a Delaware corporation.

(b)           Except as set forth in Section 14.7.3, the members of the Board shall have the same duties of care and loyalty as such Persons would have if such Persons were directors of a Delaware corporation but in no event shall any member of the Board be liable for any action or inaction for which exculpation is provided under Section 14.2.

14.6         Interested Transactions.  To the fullest extent permitted by law, no member of the Board of Managers shall be deemed to have breached his duty of loyalty to the Company or the Members (and such member of the Board of Managers shall not be liable to the Company or to the Members for breach of any duty of loyalty or analogous duty) with respect to any action or inaction in connection with or relating to any transaction that was approved in accordance with Section 6.11.

14.7         Fiduciary and Other Duties.

14.7.1              An Indemnified Person acting under this Agreement shall not be liable to the Company or to any other Indemnified Person for his, her or its good faith reliance on the provisions of this Agreement.  The provisions of this Agreement, to the extent that they restrict the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Indemnified Person.

14.7.2              Notwithstanding any other provision of this Agreement or otherwise applicable law, whenever in this Agreement an Indemnified Person is permitted or required to make a decision (a) in his, her or its discretion or under a grant of similar authority, the Indemnified Person shall be entitled to consider only such interests and factors as such Indemnified Person desires, including his, her or its own interests, and shall, to the fullest extent permitted by applicable law, have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person, or (b) in his, her or its good faith or under another express standard, the Indemnified Person shall act under such express standard and shall not be subject to any other or different standards.

14.7.3              Notwithstanding any other provision of this Agreement or otherwise applicable law, other than corporate opportunities belonging to the Company, which shall include in all cases Competing Businesses and Competing Facilities (unless such corporate opportunity is waived by a vote of the Board of Managers, which vote shall include a majority of the Managers not appointed by Leucadia), Leucadia (or any of its Affiliates) may each engage in any other business activities whatsoever and engage in or possess an interest in other business ventures of any nature or description, independently or with others, similar or dissimilar to the business conducted or proposed to be conducted by the Company or any of its Affiliates, and none of the Company, any of its Affiliates or any other Member (including such other Member’s Affiliates) shall have any rights in, with respect to, or to be informed of such other business activities or ventures or the income or profits derived therefrom.  Other than corporate opportunities belonging to

51

the Company, which shall include in all cases Competing Businesses and Competing Facilities (unless such corporate opportunity is waived by a vote of the Board of Managers, which vote shall include a majority of the Managers not appointed by Leucadia), Leucadia (or any of its Affiliates) shall not be obligated to present any business or investment opportunity to the Company or its Affiliates even if such opportunity is of a character that, if presented to the Company or such Affiliates, could be taken by the Company or such Affiliates, and Leucadia (or any of its Affiliates) shall have the right to take for its own account (individually or as a partner, member, shareholder, fiduciary or otherwise) or to recommend to any other Person any such particular business or investment opportunity.

15.          REPRESENTATIONS AND COVENANTS BY THE MEMBERS

Each Member hereby represents and warrants to, and agrees with, the Board of Managers, the other Members and the Company as follows:

15.1         Investment Intent.  Such Member is acquiring such Member’s Interest with the intent of holding the same for investment for such Member’s own account and without the intent or a view of participating directly or indirectly in any distribution of such Interests within the meaning of the Securities Act or any applicable state securities laws.

15.2         Securities Regulation.  Such Member acknowledges and agrees that such Member’s Interest is being issued and sold in reliance on the exemption from registration under the Securities Act and exemptions contained in applicable state securities laws, and that such Member’s Interest cannot and will not be sold or transferred except in a transaction that is exempt under the Securities Act and applicable state securities laws or pursuant to an effective registration statement under the Securities Act and applicable state securities laws.  Such Member understands that such Member has no contractual right for the registration under the Securities Act of such Member’s Interest for public sale and that, unless such Member’s Interest is registered or an exemption from registration is available, such Member’s Interests may be required to be held indefinitely.

15.3         Knowledge and Experience.  Such Member has such knowledge and experience in financial, tax and business matters as to enable such Member to evaluate the merits and risks of such Member’s investment in the Company and to make an informed investment decision with respect thereto.

15.4         Economic Risk.  Such Member is able to bear the economic risk of such Member’s investment in such Member’s Interest.

15.5         Binding Agreement.  Such Member has all requisite power and authority to enter into and perform this Agreement and this Agreement is and will remain such Member’s valid and binding agreement, enforceable in accordance with its terms (subject, as to the enforcement of remedies, to any applicable bankruptcy, insolvency or other laws affecting the enforcement of creditors rights).

15.6         Tax Position.  A Member will not take a position on such Member’s federal income tax return, in any claim for refund or in any administrative or legal proceedings that is

52

inconsistent with this Agreement or with any information return filed by the Company unless such Member provides prior written notice to the Company and consults with and considers in good faith the suggestions of the Company with respect to such position.

15.7         Information.  Such Member has received all documents, books and records pertaining to an investment in the Company requested by such Member.  Such Member has had a reasonable opportunity to ask questions of and receive answers concerning the Company, and all such questions have been answered to such Member’s satisfaction.

15.8         Licenses and Permits.  Such Member will cooperate in providing such information, in signing such documents and in taking any other action as may reasonably be requested by the Company in connection with obtaining any foreign, federal, state or local license or permit needed to operate its business or the business of any entity in which the Company invests.

15.9         Operating Structure.  Such Member will cooperate and take such actions as deemed necessary by the Board of Managers to facilitate and execute any transaction undertaken pursuant to Schedule 1.2(d) of the Membership Interest Purchase Agreement, which transactions have been approved by the Members pursuant to the Membership Interest Purchase Agreement.

16.          COMPANY REPRESENTATIONS

In order to induce the Members to enter into this Agreement and to make the Capital Contributions contemplated hereby, the Company hereby represents and warrants to each Member as follows:

16.1         Duly Converted and Formed.  The Partnership has duly converted into the form of a Delaware limited liability company in accordance with the Act.  The transactions contemplated hereby and the Membership Interest Purchase Agreement do not violate or contravene the Prior LLC Agreement, and all action of the Company necessary to authorize the effectiveness of this Agreement has been taken.  The Company will be a duly formed and validly existing limited liability company under the Act, with all necessary power and authority under the Act to issue the Interests to be issued to the Members hereunder.

16.2         Valid Issue.  When the Interests are issued to the Members as contemplated by this Agreement and the Capital Contributions required to be made by the Members are made, the Interests issued to the Members will be duly and validly issued and no liability for any additional capital contributions or for any obligations of the Company will attach thereto.

17.          AMENDMENTS TO AGREEMENT

17.1         Amendments.  This Agreement may be modified or amended with the prior written consent of the Board of Managers, subject to Section 6.6.  Notwithstanding the foregoing provisions of this Section 17.1:  (1) this Section 17.1 may not be amended without the approval of each Member; and (2) other provisions of this Agreement may not be amended without the approval of each Member affected if the amendment (a) would reduce any such Member’s Interests or would reduce the allocation to such Member of Net Profit or Net Loss, or would reduce the Distributions of cash or property to such Member from that which is provided or

53

contemplated herein, unless such amendment treats all Members ratably based on their Interests and such amendment is being executed to reflect (i) any dilution in such Member’s Interest resulting from the issuance of Units contemplated by Article 3 or (ii) the acceptance of a new Member pursuant to Article 11; or (b) would increase such Person’s obligation to make Capital Contributions or obligation with respect to other liabilities.  Sections 14.1, 14.2 and 14.3 of this Agreement may not be amended in a manner to reduce or restrict the indemnification rights provided in Sections 14.1, 14.2 and 14.3 unless the indemnitee has consented; provided, however that such indemnification rights with respect to any officer of the Company may be so amended, on a prospective basis with respect to acts occurring after the date of such amendment only, upon 30 days prior written notice to such officer.  All proposed amendments to this Agreement will be sent to each Member within a reasonable period of time prior to being presented for approval whether by the Board or the Members and also promptly after the effectiveness thereof.

17.2         Corresponding Amendment of Certificate.  The Board of Managers shall cause to be prepared and filed any amendment to the Certificate that may be required to be filed under the Act as a consequence of any amendment to this Agreement.

17.3         Binding Effect.  Any modification or amendment to this Agreement pursuant to this Article 17 shall be binding on all Members.

18.          GENERAL

18.1         Successors; Delaware Law; Etc.  This Agreement:  (a) shall be binding upon the executors, administrators, estates, heirs and legal successors and permitted assigns of the Members, (b) shall be governed by and construed in accordance with the laws of the State of Delaware, and (c) may be executed in more than one counterpart, all of which together shall constitute one agreement, contains the entire contract among the Members as to the subject matter hereof.  The waiver of any of the provisions, terms or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms or conditions hereof.

18.2         Notices, Etc.  All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery or receipt (which may be evidenced by a return receipt if sent by registered mail or by signature if delivered by courier or delivery service), addressed (a) if to any Member, at the address of such Member set forth in the records of the Company or at such other address as such Member shall have furnished to the Company in writing as the address to which notices are to be sent hereunder and (b) if to the Company or to the Board of Managers to it at:  12200 N.  Ambassador Drive, Kansas City, MO 64163, with a copy to Leucadia (which copy shall not constitute notice to Leucadia) at:  315 Park Avenue South, New York, NY 10010, Attention: President.

18.3         Execution of Documents.  From time to time after the Effective Date, upon the request of the Board of Managers, each Member shall perform, or cause to be performed, all such additional acts, and shall execute and deliver, or cause to be executed and delivered, all such additional instruments and documents, as may be required to effectuate the purposes of this Agreement.  Each Member, including each new and substituted Member, by the execution of this Agreement or by agreeing in writing to be bound by this Agreement, irrevocably constitutes and

54

appoints the Board of Managers or any Person designated by the Board to act on such Member’s behalf for purposes of this Section 18.3 as such Member’s true and lawful attorney-in-fact with full power and authority in such Member’s name and stead to execute, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out this Agreement, including:

(a)           all certificates and other instruments (specifically including counterparts of this Agreement), and any amendment thereof, that the Board deems appropriate to qualify or to continue the Company as a limited liability company in any jurisdiction in which the Company may conduct business or in which such qualification or continuation is, in the opinion of the Board, necessary to protect the limited liability of the Members;

(b)           all amendments to this Agreement adopted in accordance with the terms hereof and all instruments that the Board deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement; and

(c)           all conveyances and other instruments that the Board deems appropriate to reflect the dissolution of the Company.

The appointment by each Manager or any Person designated by the Board to act on its behalf for purposes of this Section 18.3 as such Member’s attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Members under this Agreement will be relying upon the power of the Board to act as contemplated by this Agreement in any filing and other action by him, her or it on behalf of the Company, and shall survive the bankruptcy, dissolution, death, adjudication of incompetence or insanity of any Member giving such power and the transfer or assignment of all or any part of such Member’s Interests; provided, however, that in the event of a Transfer by a Member of all of its Interest, the power of attorney given by the transferor shall survive such assignment only until such time as the transferee shall have been admitted to the Company as a substituted Member and all required documents and instruments shall have been duly executed, filed, and recorded to effect such substitution.

18.4         Consent to Jurisdiction.  Each of the parties agrees that all actions, suits or proceedings arising out of or based upon this Agreement or the subject matter hereof shall be brought and maintained exclusively in the federal courts located in the State of Delaware.  Each of the parties by execution hereof (i) hereby irrevocably submits to the jurisdiction of the federal courts located in the State of Delaware for the purpose of any action, suit or proceeding arising out of or based upon this Agreement or the subject matter hereof and (ii) hereby waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, suit or proceeding, any claim that he or it is not subject personally to the jurisdiction of the above-named court, that he or it is immune from extraterritorial injunctive relief or other injunctive relief, that its property is exempt or immune from attachment or execution, that any such action, suit or proceeding may not be brought or maintained in one of the above-named court should be dismissed on the grounds of forum non conveniens, should be transferred to any court other than one of the above-named court, should be stayed by virtue of the pendency of any other action, suit or proceeding in any court other than one of the above-named court, or that this Agreement or the subject matter hereof may not

55

be enforced in or by any of the above-named court.  Each of the parties hereto hereby consents to service of process in any such suit, action or proceeding in any manner permitted by the laws of the State of Delaware, agrees that service of process by registered or certified mail, return receipt requested, at the address specified in or pursuant to Section 18.2 hereof is reasonably calculated to give actual notice and waives and agrees not to assert by way of motion, as a defense or otherwise, in any such action, suit or proceeding any claim that service of process made in accordance with Section 18.2 hereof does not constitute good and sufficient service of process.  The provisions of this Section 18.4 shall not restrict the ability of any party to enforce in any court any judgment obtained in the federal courts located in the State of Delaware.

18.5         Waiver of Jury Trial.  To the extent not prohibited by applicable law which cannot be waived, the Company and each Member hereby waives, and covenant that they will not assert (whether as plaintiff, defendant or otherwise), any right to trial by jury in any forum in respect of any issue, claim, demand, action or cause of action arising out of or based upon this agreement or the subject matter hereof, whether now existing or hereafter arising and whether sounding in tort or contract or otherwise.

18.6         Severability.  If any provision of this Agreement is determined by a court to be invalid or unenforceable, that determination shall not affect the other provisions hereof, each of which shall be construed and enforced as if the invalid or unenforceable portion were not contained herein.  Such invalidity or unenforceability shall not affect any valid and enforceable application thereof, and each such provision shall be deemed to be effective, operative, made, entered into or taken in the manner and to the full extent permitted by law.

18.7         Table of Contents, Headings.  The table of contents and headings used in this Agreement are used for administrative convenience only and do not constitute substantive matter to be considered in construing this Agreement.

18.8         No Third Party Rights.  Except for the provisions of Section 7.15, the provisions of this Agreement are for the benefit of the Company, the Board of Managers and the Members and no other Person, including creditors of the Company, shall have any right or claim against the Company, the Board or any Member by reason of this Agreement or any provision hereof or be entitled to enforce any provision of this Agreement.

[REMAINDER OF THIS PAGE BLANK]

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THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE EFFECTIVE DATE.

LEUCADIA NATIONAL CORPORATION

By:
Its:

U.S. PREMIUM BEEF, LLC

By:
Its:

NBPCO HOLDINGS, LLC

By:
Its:

TMK HOLDINGS, LLC

By:
Its:

NATIONAL BEEF PACKING COMPANY, LLC

By:
Its:

[Signature Page to First Amended and Restated Limited Liability Company Agreement of National Beef Packing Company, LLC]

Exhibit 3.1

MEMBERS OF THE COMPANY, CAPITAL CONTRIBUTIONS AND ISSUED UNITS AND PERCENTAGE INTEREST

Member	Units	Contribution	Percentage Interest
Leucadia	7,894.77	$172,472,820	78.9477%
USPB	1,507.29	$32,928,959	15.0729%
NBPCo	532.72	$11,638,049	5.3272%
New Kleinco	65.22	$1,424,827	0.6522%

TOTAL	10,000	$218,464,655	100%

APPENDIX D

Financial Statements of U.S. Premium Beef, LLC and its subsidiaries for the 52 weeks ended August 27, 2011

D-1

U.S. PREMIUM BEEF, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Owners
U.S. Premium Beef, LLC:

We have audited the accompanying consolidated balance sheets of U.S. Premium Beef, LLC and subsidiaries (the Company) as of August 27, 2011 and August 28, 2010, and the related consolidated statements of operations, comprehensive income, capital shares and equities, and cash flows for each of the years in the three-year period ended August 27, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of U.S. Premium Beef, LLC and subsidiaries as of August 27, 2011 and August 28, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended August 27, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the accompanying consolidated financial statements, effective August 30, 2009, the Company adopted Accounting Standards Codification 810-10-65, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.

/s/ KPMG, LLP
Kansas City, Missouri
November 16, 2011

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(thousands of dollars, except unit information)

	August 27, 2011	August 28, 2010
Assets
Current assets:
Cash and cash equivalents	$78,567	$35,439
Accounts receivable, less allowance for returns and doubtful accounts of $3,368 and $2,891, respectively	200,254	182,237
Due from affiliates	5,868	5,089
Other receivables	7,448	7,399
Inventories	276,783	232,943
Other current assets	25,975	45,999
Total current assets	594,895	509,106
Property, plant, and equipment, at cost	608,261	546,756
Less accumulated depreciation	271,877	222,677
Net property, plant, and equipment	336,384	324,079
Goodwill	86,251	86,251
Other intangible assets, net of accumulated amortization of $18,230 and $16,128, respectively	56,520	58,606
Other assets	8,119	8,695
Total assets	$1,082,169	$986,737
Liabilities and Capital Shares and Equities
Current liabilities:
Current installments of long-term debt	$38,486	$22,412
Cattle purchases payable	73,407	70,208
Accounts payable - trade	81,245	73,562
Due to affiliates	486	738
Accrued compensation and benefits	83,124	82,474
Accrued insurance	17,271	15,048
Other accrued expenses and liabilities	19,946	27,747
Distributions payable	8,199	8,350
Total current liabilities	322,164	300,539
Long-term liabilities:
Long-term debt, excluding current installments	321,926	225,090
Other liabilities	1,954	2,443
Total long-term liabilities	323,880	227,533
Total liabilities	646,044	528,072
Non-controlling interest in National Beef Packing Company, LLC	351,071	291,746
Capital shares and equities:
Members’ capital, 735,385 and 735,385 Class A units and 755,385 and 755,385 Class B units authorized, issued and outstanding	39,768	115,452
Patronage notices	42,130	48,682
Accumulated other comprehensive income	68	23
Total capital shares and equities attributable to USPB	81,966	164,157
Non-controlling interest in Kansas City Steak Company, LLC	3,088	2,762
Total capital shares and equities	85,054	166,919
Total liabilities, non-controlling interest in NBP and capital shares and equities	$1,082,169	$986,737

See accompanying notes to consolidated financial statements.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

(thousands of dollars, except unit and per unit data)

	52 weeks ended August 27, 2011	52 weeks ended August 28, 2010	52 weeks ended August 29, 2009
Net sales	$6,849,467	$5,807,929	$5,449,278
Costs and expenses:
Cost of sales	6,473,292	5,438,033	5,187,119
Selling, general, and administrative expenses	60,669	55,461	49,129
Depreciation and amortization	54,590	53,012	45,654
Total costs and expenses	6,588,551	5,546,506	5,281,902
Operating income	260,916	261,423	167,376
Other income (expense):
Interest income	33	44	320
Interest expense	(11,746)	(14,854)	(23,555)
Equity in loss of aLF Ventures, LLC	—	—	(61)
Termination fee	—	—	14,572
Other, net	279	(7,310)	(6,388)
Total other expense	(11,434)	(22,120)	(15,112)
Income before taxes	249,482	239,303	152,264
Income tax expense	(2,590)	(939)	(965)
Net income	246,892	238,364	151,299
Less: Net income attributable to non-controlling interest in:
Kansas City Steak Company, LLC	(551)	(963)	(1,292)
National Beef Packing Company, LLC	(78,747)	(76,450)	(50,024)
Net income attributable to U.S. Premium Beef, LLC	$167,594	$160,951	$99,983

Earnings per unit:
Basic
Class A units	$22.79	$30.74	$44.87
Class B units	$199.68	$183.15	$90.89
Diluted
Class A units	$22.42	$30.25	$44.35
Class B units	$199.68	$183.15	$90.89

Outstanding weighted-average Class A and Class B units:
Basic
Class A units	735,385	735,385	735,385
Class B units	755,385	755,385	737,052
Diluted
Class A units	747,600	747,334	744,039
Class B units	755,385	755,385	737,052

See accompanying notes to consolidated financial statements.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(thousands of dollars)

	52 weeks ended August 28, 2011	52 weeks ended August 28, 2010	52 weeks ended August 29, 2009
Net income	$246,892	$238,364	$151,299
Other comprehensive income (expense):
Foreign currency translation adjustments	45	24	(24)
Comprehensive income	246,937	238,388	151,275
Comprehensive income attributable to non-controlling interest in:
Kansas City Steak Company, LLC	(551)	(963)	(1,292)
National Beef Packing Company, LLC	(78,747)	(76,450)	(50,024)
Comprehensive income attributable to USPB	$167,639	$160,975	$99,959

See accompanying notes to consolidated financial statements.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Consolidated Statements of Capital Shares and Equities

(thousands of dollars)

				Non-controlling
			Accumulated	interest in
			other	Kansas City	Total capital
	Members’	Patronage	comprehensive	Steak	shares and
	capital	notices	(loss) income	Company, LLC	equities
Balance at August 30, 2008	$75,831	$50,642	$23	$1,464	$127,960
Foreign currency translation adjustment	—	—	(24)	—	(24)
Allocation of net income for the year ended August 29, 2009	99,983	—	—	1,292	101,275
Step up accounting for acquisition of non-controlling interests	63,027	—	—	—	63,027
Equity issuance related to CEO option exercise	1,040	—	—	—	1,040
Adjustment to fair value of non-controlling interest	(75,945)	—	—	—	(75,945)
Partner distributions	(52,851)	—	—	—	(52,851)
Distibutions to non-controlling interest in Kansas City Steak Company, LLC	—	—	—	(389)	(389)
Redemption of patronage notices	—	(1,960)	—	—	(1,960)
Balance at August 29, 2009	$111,085	$48,682	$(1)	$2,367	$162,133
Foreign currency translation adjustment	—	—	24	—	24
Allocation of net income for the year ended August 28, 2010	160,951	—	—	963	161,914
Adjustment to fair value of non-controlling interest	(82,710)	—	—	—	(82,710)
Distributions to non-controlling interest in Kansas City Steak Company, LLC	—	—	—	(568)	(568)
Partner distributions	(73,874)	—	—	—	(73,874)
Balance at August 28, 2010	$115,452	$48,682	$23	$2,762	$166,919
Foreign currency translation adjustment	—	—	45	—	45
Allocation of net income for the year ended August 27, 2011	167,594	—	—	551	168,145
Adjustment to fair value of non-controlling interest	(68,718)	—	—	—	(68,718)
Redemption of patronage notices	—	(6,552)	—	—	(6,552)
Distributions to non-controlling interest in Kansas City Steak Company, LLC	—	—	—	(225)	(225)
Partner distributions	(174,560)	—	—	—	(174,560)
Balance at August 27, 2011	$39,768	$42,130	$68	$3,088	$85,054

See accompanying notes to consolidated financial statements.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(thousands of dollars)

	52 weeks ended August 27, 2011	52 weeks ended August 28, 2010	52 weeks ended August 29, 2009
Cash flows from operating activities:
Net income	$246,892	$238,364	$151,299
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,590	53,012	45,654
Termination fee	—	—	(14,572)
Gain on disposal of property, plant, and equipment	(1,557)	(75)	(13)
Amortization of debt issuance costs	1,440	1,516	—
Write-off of debt issuance costs	436	496	1,462
Changes in assets and liabilities (net of acquisitions):
Accounts receivable	(18,017)	(9,816)	45,602
Due from affiliates	(777)	(501)	2,498
Other receivables	(49)	(234)	(1,773)
Inventories	(43,840)	(57,643)	17,180
Other assets	19,960	(30,625)	990
Cattle purchases payable	3,639	4,425	(3,963)
Accounts payable	9,462	463	(615)
Due to affiliates	(254)	(312)	40
Accrued compensation and benefits	650	25,921	8,273
Accrued insurance	2,223	(1,296)	3,426
Other accrued expenses and liabilities	(8,290)	12,666	3,792
Net cash provided by operating activities	266,508	236,361	259,280
Cash flows from investing activities:
Capital expenditures, including interest capitalized	(68,345)	(49,536)	(40,791)
Termination fee	—	—	14,572
Acquisition of businesses	—	—	(11,007)
Proceeds from sale of property, plant, and equipment	5,118	1,399	1,406
Net cash used in investing activities	(63,227)	(48,137)	(35,820)
Cash flows from financing activities:
Net (payments) receipts under revolving credit lines	(27,000)	(7,168)	22,801
Borrowings under term note payable	175,000	275,000	—
Repayments of other indebtedness/capital leases	(1,310)	(6,430)	(8,547)
Purchase and cancellation of Senior Notes	—	(66,855)	(62,542)
Payments of patronage notices	(6,552)	—	(1,960)
Payments of notes payable and fees	(33,780)	(252,933)	(26,742)
Cash paid for financing costs	(1,261)	(5,194)	(1,343)
Change in overdraft balances	(2,051)	19,817	(13,012)
Member capital redeemed	—	(8,000)	(125,484)
Minority owner capital contribution	—	—	19,643
Distributions to non-controlling interests in National Beef Packing Company, LLC	(88,684)	(46,025)	(31,945)
Partnership distributions and redemptions	(174,560)	(73,874)	(52,851)
Net cash used in financing activities	(160,198)	(171,662)	(281,982)
Effect of exchange rate changes on cash	45	24	(24)
Net increase (decrease) in cash	43,128	16,586	(58,546)
Cash and cash equivalents at beginning of period	35,439	18,853	77,399
Cash and cash equivalents at end of period	$78,567	$35,439	$18,853
Supplemental cash disclosures:
Cash paid during the period for interest	$11,120	$13,934	$23,250
Cash paid during the period for taxes, net of $0, 0, and $925 refunds, respectively	$800	$814	$(76)
Supplemental noncash disclosures of investing and financing activities:
Assets acquired through capital lease	$187	$139	$70
Issuance of equity for the exercise of CEO’s options	$—	$—	$1,040

See accompanying notes to consolidated financial statements.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)                     Description of Business

U.S. Premium Beef (USPB) was formed as a closed marketing cooperative on July 1, 1996, and was then known as U.S. Premium Beef, Ltd. Its mission is to increase the quality of beef and long-term profitability of cattle producers by creating a fully integrated producer-owned beef processing system that is a global supplier of high quality, value-added beef products responsive to consumer desires.

On December 1, 1997, USPB became operational by acquiring 25.4966% of Farmland National Beef Packing Co., L.P. (FNB), a partnership owned by USPB and Farmland Industries, Inc. (Farmland). USPB acquired an additional 3.29% partnership interest in February 1998, bringing its ownership to 28.7866% of FNB. Farmland owned the remaining 71.2134%.

On May 31, 2002, Farmland and four of its subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. FNB was not a party of these filings. Provisions of FNB’s Operating Agreement and its financing agreement restricted partners’ access to FNB’s assets. In the fourth quarter of fiscal year 2003, USPB acquired a controlling interest in the former FNB, now National Beef Packing Company, LLC (NBP).

On August 18, 2004, the shareholders of U.S. Premium Beef, Ltd. approved the merger of the cooperative into a wholly-owned subsidiary, U.S. Premium Beef, Inc., a Delaware corporation.  The merger was effective on August 29, 2004. The Delaware corporation then, in a statutory conversion authorized under Delaware law, converted into a Delaware limited liability company (see Note 12).  Following the effective date of the merger and the statutory conversion, the business of the cooperative continues in the limited liability company form of business organization.

NBP and its subsidiaries sell meat products to customers in the food service, international, further processor, and retail distribution channels. NBP also produces and sells by-products that are derived from its meat processing operations and variety meats to customers in various industries.

NBP operates beef slaughter and fabrication facilities in Liberal and Dodge City, Kansas, and Brawley, California, case-ready beef processing facilities in Hummels Wharf, Pennsylvania and Moultrie, Georgia and holds a 75% interest in Kansas City Steak Company, LLC (Kansas City Steak), a portion control processing facility in Kansas City, Kansas.  National Carriers, Inc. (National Carriers), NBP’s wholly-owned subsidiary located in Liberal, Kansas, provides trucking services to NBP and third parties and National Elite Transportation, LLC (National Elite), a wholly-owned subsidiary located in Springdale, Arkansas, provides third-party logistics services to the transportation industry.  National Beef Leathers, LLC (NBL), a wholly-owned subsidiary located in St. Joseph, Missouri, provides wet blue hide tanning services to NBP.

In connection with its initial acquisition of its interest in FNB, USPB owns the right and is subject to the obligation to deliver cattle annually to NBP relative to: (i) USPB’s ownership in NBP and (ii) the number of cattle processed annually by NBP. This agreement remains in effect with NBP. The price received for cattle is based upon pricing grids determined by USPB and NBP, which reflect current market conditions. The Cattle Purchase Agreement is effective as long as USPB is a partner in NBP. Cattle delivered by USPB, which approximated 20% of NBP’s total cattle processed in fiscal year 2011, are processed in NBP’s three processing facilities.

USPB sources all of its cattle requirements from its unitholders and associates.  Unitholders enter into Uniform Cattle Delivery and Marketing Agreements and are obligated to deliver a designated number of cattle to USPB during specified delivery periods, as defined. The original agreements were for a term of ten years; renewal agreements carry a term of five years and have an evergreen renewal provision.  Both agreements provide for minimum quality standards, delivery variances, and termination provisions, as defined.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cattle acquired from unitholders pursuant to the Uniform Cattle Delivery and Marketing Agreements are delivered to NBP pursuant to the Cattle Purchase Agreement.  Both agreements remain in effect under the LLC structure.

USPB, and NBPCo Holdings, LLC (NBPCo Holdings) hold Class A, Class A1, and Class B interests in NBP and affiliates of Timothy M. Klein hold Class A and Class B interests in NBP.

Capital Structure of NBP

Class A Interests. Class A interests are non-voting and are entitled to a priority distribution of 5% per year on the face amount of the Class A interests, payable not later than 30 days after the close of NBP’s tax year quarters in cash to the extent permitted by the NBP’s senior lenders and the indenture governing the senior notes.  The face amount of the Class A interests, together with all unpaid priority distributions, will be distributed on a priority basis upon liquidation.

Class A1 Interests. Class A1 interests are non-voting and are entitled to a priority distribution of 7% per year on the face amount of the Class A1 interests, payable with payment in kind Class A1 interests in lieu of cash if NBP’s EBITDA does not meet certain tests.  For purposes of determining Class B ownership for liquidation or redemption, the Class A1 interests will be deemed to be converted to Class B interests at a ratio defined in NBP’s Limited Liability Company Agreement, but will remain A1 interests after such determination.

Class B Interests. Class B interests are entitled to receive all assets available for distribution upon liquidation after payment of the Class A and Class A1 face amounts together with all unpaid Class A and Class A1 priority distributions. Class B interests will also be allocated all items of income and loss earned or incurred by NBP after allocation of income attributable to the Class A and Class A1 priority distributions.  In addition, the holders of Class B interests are entitled to receive quarterly distributions to make tax payments which consist of 48% of NBP’s remaining estimated taxable net income after the Class A and Class A1 priority distributions are made. The voting power of the members (voting either directly or by action of the board of managers designated by the members) is determined based upon the number of Class B interests held.

USPB holds approximately 69.3% of the Class B interests, as well as Class A and Class A1 interests with an aggregate face amount of approximately $150.5 million, NBPCo Holdings owns approximately 24.8% of the Class B interests, as well as Class A and Class A1 interests with an aggregate face amount of approximately $51.2 million, and affiliates of Timothy M. Klein own approximately 5.9% of the Class B interests, as well as Class A interests with an aggregate face amount of approximately $2.3 million.

Non-controlling interests in National Beef Packing Company, LLC on USPB’s balance sheet represents Class A, A1 and B interests held by NBPCo Holding and Class A and Class B interests held by affiliates of Timothy M. Klein (see Note 13).

(2)                     Basis of Presentation and Accounting Policies

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of USPB and its majority owned subsidiary, NBP, and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Effective August 30, 2009, the Company adopted ASC 810 — Consolidations, which includes ASC 810-10-65 Non-controlling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51.  ASC 810-10-65 establishes accounting and reporting standards for the non-controlling interest (minority interest) in a subsidiary. ASC 810-10-65 requires non-controlling interests held by parties other than the parent in subsidiaries be clearly identified, labeled and presented in the consolidated balance sheet within equity, but separate from the parent’s equity. The Company’s

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

adoption of ASC 810-10-65 as of August 30, 2009 changed the presentation of the non-controlling interest. Minority owners’ interest in net income of National Beef Packing Company, LLC and Kansas City Steak Company, LLC were previously presented as a reduction in the calculation of net income in the Consolidated Statements of Operations and are now presented as net income attributable to non-controlling interest, which is presented as a reduction of net income to calculate net income attributable to USPB. Corresponding changes have been made to the Consolidated Statements of Cash Flows and Capital Shares and Equities. The Company has applied the provisions of ASC 810-10-65 prospectively, except for the presentation and disclosure requirements, which have been applied retrospectively for all periods presented.

Fiscal Year

The Company’s fiscal year consists of 52 or 53 weeks, ending on the last Saturday in August.  Fiscal years 2011, 2010 and 2009 were 52 week fiscal years.  All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, using management’s best estimates and judgments where appropriate. These estimates and judgments affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements. The estimates and judgments will also affect the reported amounts for certain revenues and expenses during the reporting period.  Actual results could differ materially from these estimates and judgments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  As of August 27, 2011 and August 28, 2010, the Company had cash and cash equivalents of $78.6 million and $35.4 million, respectively, as presented in the consolidated statements balance sheet and consolidated statements of cash flows.

Allowance for Returns and Doubtful Accounts

The allowance for returns and doubtful accounts is NBP’s best estimate of the amount of probable returns and credit losses in NBP’s existing accounts receivable.  NBP determines these allowances based on historical experience, customer conditions and management’s judgments. Management considers factors such as changes in the economy and industry.  Specific accounts are reviewed individually for collectability.

The following table represents the rollforward of the allowance for returns and doubtful accounts for the fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009 (thousands of dollars).

	Beginning			Ending
Period Ending	Balance	Provision	Charge Off	Balance

August 27, 2011	$(2,891)	$(7,584)	$7,107	$(3,368)
August 28, 2010	$(1,511)	$(9,211)	$7,831	$(2,891)
August 29, 2009	$(1,665)	$(6,201)	$6,355	$(1,511)

Inventories

Inventories consist primarily of meat products and supplies.  Product inventories are considered commodities and are recorded based on quoted commodity prices, which approximate net realizable value.  Supply and other inventories are valued on the basis of first-in, first-out,

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

specific or average cost methods.  Product inventories are relieved from inventory utilizing the first-in, first-out method.

Inventories at August 27, 2011 and August 28, 2010 consisted of the following (thousands of dollars):

	August 27,	August 28,
	2011	2010
Product inventories:
Dressed and boxed meat products	$173,853	$154,927
Beef by-products	57,009	46,891
Supplies and other	45,921	31,125
Total Inventory	$276,783	$232,943

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Property, plant, and equipment are depreciated principally on a straight-line basis over the estimated useful life (based upon original acquisition date) of the individual asset by major asset class as follows:

Buildings and improvements	15 to 25 years
Machinery and equipment	2 to 15 years
Furniture and fixtures	3 to 5 years
Trailers and automotive equipment	2 to 4 years

Upon disposition of these assets, any resulting gain or loss is included in other, net. Major repairs and maintenance costs that extend the useful life of the related assets are capitalized. Normal repairs and maintenance costs are charged to operations.

NBP capitalizes the cost of interest on borrowed funds, which are used to finance the construction of certain property, plant, and equipment. Such capitalized interest costs are charged to the property, plant, and equipment accounts and are amortized through depreciation charges over the estimated useful lives of the assets.  Interest capitalized was $0.8 million, $0.3 million, and $0.3 million for the fiscal years 2011, 2010, and 2009, respectively.

NBP reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is assessed based on estimated undiscounted future cash flows. Impairment, if any, is recognized based on fair value of the assets. Assets to be disposed of are reported at the lower of cost or fair value less costs to sell, and are no longer depreciated.

A summary of cost and accumulated depreciation for property, plant, and equipment as of August 27, 2011 and August 28, 2010 follows (thousands of dollars):

	August 27,	August 28,
	2011	2010
Land and improvements	$35,268	$27,310
Building and improvements	140,036	128,326
Machinery and equipment	378,254	334,270
Furniture and fixtures	11,801	10,115
Trailers and automotive equipment	3,688	5,008
Construction in process	39,214	41,727
Total property, plant, and equipment, at cost	608,261	546,756
Accumulated depreciation	(271,877)	(222,677)
Property, plant, and equipment, net	$336,384	$324,079

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Debt Issuance Costs

On April 13, 2009, NBP’s Credit Facility was amended to permit the redemption of NBP’s membership interests in the amount of $125.5 million, including the authorization and issuance of Class A1 interests to help fund the redemption.  In addition, the terms of NBP’s Credit Facility were amended to:  (1) increase the borrowings under NBP’s Credit Facility by up to $100.0 million, of which up to $75.0 million is under NBP’s term loan and $25.0 million is under NBP’s revolving line of credit; (2) increase the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) shorten the maturity date of the term loan; (5) remove the restrictions on purchasing NBP’s senior notes and require the repurchase or redemption of $100 million aggregate principal amount of NBP’s senior notes; (6) increase the amount of capital expenditures NBP can make in any fiscal year from $50 million to $60 million, or $65 million if NBP expends less than $55 million in the immediately preceding fiscal year; and (7) add a financial covenant requiring NBP to maintain a Funded Debt to EBITDA ratio.  The related financing charges, an upfront fee of approximately $0.8 million and an arrangement fee of approximately $0.5 million, was capitalized and is being amortized over the life of the related debt instruments.

During fiscal year 2009, NBP repurchased and cancelled approximately $62.5 million of its senior notes.  Associated with the repurchase and cancellation of these senior notes, a portion of the unamortized loans costs of approximately $0.5 million were expensed in other, net in the consolidated statement of operations during the fiscal year ended August 29, 2009.

On June 4, 2010, NBP’s Credit Facility was amended and restated to: (1) increase the borrowings under the Credit Facility by providing for a term loan facility of up to $375 million and a revolving line of credit of up to $250 million; (2) reduce the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) extend the maturity date of the Credit Facility to June 4, 2015; (5) remove the limitations on capital expenditures; (6) add new financial covenants regarding adjusted net worth and a fixed charge coverage ratio; and (7) add two wholly owned subsidiaries, National Beef California, LLP and National Carriers, Inc., as loan parties and guarantors.  The related financing charges, of approximately $4.2 million, will be amortized over the life of the loan.

During fiscal year 2010, NBP repurchased and cancelled the remaining approximately $66.9 million of its senior notes.  Associated with the repurchase and cancellation of these senior notes, the remaining unamortized loans costs of approximately $0.4 million were expensed in other, net in the consolidated statement of operations during the fiscal year ended August 28, 2010.

On June 10, 2011, NBP’s Credit Facility was amended and restated to: (1) reduce the applicable margin by up to 0.75% for “LIBOR Rate” advances and “Base Rate” advances, (2) revise the “fixed charge coverage ratio” covenant provisions to provide the Company credit of up to $30 million for maintaining net asset borrowing base levels that exceed the lenders’ aggregate credit commitments under the Credit Facility and (3) extend the maturity date of the Credit Facility to June 4, 2016.  The related financing charges of approximately $0.8 million will be amortized over the life of the loan.

Amortization of $1.4 million, $1.5 million, and $0.9 million was charged to interest expense during the fiscal years 2011, 2010 and 2009, respectively, related to these costs.  NBP had unamortized costs of $5.2 million and $5.3 million included in other assets on the consolidated balance sheets for the fiscal years 2011 and 2010, respectively.

Goodwill and Other Intangible Assets

ASC 350, Intangibles - Goodwill and Other, provides that goodwill and other intangible assets with indefinite lives shall not be amortized but shall be tested for impairment on an annual basis. Identifiable intangible assets with definite lives are amortized over their estimated useful lives.  The Company evaluates goodwill and other indefinite life intangible assets annually for impairment

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

and, if there is impairment, the carrying amount of goodwill and other intangible assets is written down to the implied fair value.  For goodwill, this test involves comparing the fair value of each reporting unit to the unit’s book value to determine if any impairment exists.  The Company calculates the fair value of each reporting unit using estimates of future cash flows.

In connection with NBP’s redemption of the minority interests in NBP (see Note 4 for further detail of the redemption), USPB recognized excess cost over the fair value of the net tangible and identifiable intangible assets acquired, and recorded an excess of $5.0 million as goodwill.

In accordance with ASC 350, goodwill was tested for impairment and, as of August 27, 2011, management determined there was no impairment.

The amounts of goodwill are as follows (thousands of dollars):

	August 27,	August 28,
	2011	2010
Beginning balance	$86,251	$86,251
Adjustment of goodwill related to acquisitions	—	—
Ending balance	$86,251	$86,251

The amounts of other intangibles assets are as follows (thousands of dollars):

	Weighted	August 27, 2011		August 28, 2010
	Average	Gross		Gross
	Amortization	Carrying	Accumulated	Carrying	Accumulated
	Period	Amount	Amortization	Amount	Amortization
Intangible assets subject to amortization:
Customer Relationships	16.4 years	$51,980	$18,230	$51,964	$16,128
Intangible assets not subject to amortization:
Trademarks	indefinite	22,770	—	22,770	—
Total intangible assets		$74,750	$18,230	$74,734	$16,128

Customer relationships, including contractual and non-contractual relationships, are being amortized using the straight-line method over their useful lives which range from 5 to 15 years.  Trademarks are not scheduled for amortization due to their expected indefinite useful life.  In accordance with ASC 350, these trademarks were tested for impairment and, as of August 27, 2011, management determined there was no impairment.

For the fiscal years 2011, 2010, and 2009, the Company recognized $2.1 million, $4.0 million, and $2.8 million, respectively, of amortization expense on intangible assets. The following table reflects the anticipated amortization expense relative to intangible assets recognized in our consolidated balance sheet as of August 27, 2011, for each of the next five years and thereafter (thousands of dollars):

2012	$2,103
2013 (1)	2,109
2014	2,056
2015	2,012
2016	2,009
Thereafter	23,461

(1) FYE 2013 consists of 53 weeks.

Overdraft Balances

USPB utilizes a controlled disbursement account to fund cash distribution checks presented for payment by the holder.  Checks issued pending clearance that result in overdraft balances for

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

accounting purposes are included in distributions payable and the change in the related balances are reflected in financing activities on the consolidated statement of cash flows.

The majority of NBP’s bank accounts are zero balance accounts where cash needs are funded as checks are presented for payment by the holder. Checks issued pending clearance that result in overdraft balances for accounting purposes are included in the trade accounts payable and cattle purchases payable balances, and the change in the related balances are reflected in financing activities on the consolidated statement of cash flows.  Overdraft balances of $76.8 million and $79.1 million were included in trade accounts and cattle purchases payables at August 27, 2011 and August 28, 2010, respectively.

Self-Insurance

NBP is self-insured for certain losses relating to workers’ compensation, automobile liability, general liability and employee medical and dental benefits.  NBP has purchased stop-loss coverage in order to limit its exposure to any significant levels of claims. Self-insured losses are accrued based upon NBP’s estimates of the aggregate uninsured claims incurred using actuarial assumptions accepted in the insurance industry and the Company’s historical experience rates.

Environmental Expenditures and Remediation Liabilities

Environmental expenditures that relate to current or future operations and which improve operational capabilities are capitalized at the time of expenditure. Expenditures that relate to an existing or prior condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Foreign Currency Translation

NBP has representative offices located in Tokyo, Japan, Seoul, South Korea and Guangzhou, China. The primary activity of these offices is to assist customers with product and order related issues. For foreign operations, the local currency is the functional currency. Translation into U.S. dollars is performed for assets and liabilities at the exchange rates as of the balance sheet date. Income and expense accounts are recorded at average exchange rates for the period.  Adjustments resulting from the translation are reflected as a separate component of other comprehensive income.

Income Taxes

Effective August 29, 2004, the Company converted to an LLC, and under this structure, taxes are not provided at the Company level because the results of operations are included in the taxable income of the individual members.

The provision for income taxes for NBP is computed on a separate legal entity basis.  Accordingly, NBP does not provide for income taxes, except for certain states which impose privilege taxes on the apportioned taxable income of USPB, as the results of operations are included in the taxable income of the individual members.  However, to the extent that entities provide for income taxes, deferred tax assets and liabilities are recognized based on the differences between the financial statement and tax bases of assets and liabilities at each balance sheet date using enacted tax rates expected to be in effect in the year the differences are expected to reverse, and are thus included in the consolidated financial statements of the Company.  Based on federal income tax statute of limitations, National Carriers remains subject to examination of its income taxes for calendar years 2010, 2009, and 2008.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term trade receivables and payables, approximate their fair values due to the short-

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

term nature of the instruments. The carrying value of other debt approximates its fair value at August 27, 2011 and August 28, 2010, as substantially all such debt has a variable interest rate.

Revenue Recognition

NBP recognizes revenue from the sale of products based on the terms of the sale, typically upon delivery to customers.  National Carriers, Inc. and National Elite recognize revenue when shipments are complete.

Selling, General, and Administrative

Selling expenses consist primarily of salaries, unit option expense, trade promotions, advertising, commissions and other marketing costs. General and administrative costs consist primarily of general management, insurance and professional expenses.  Selling, general, and administrative costs consist of aggregated expenses for USPB and NBP.

Shipping Costs

Pass-through finished goods delivery costs reimbursed by customers are reported in sales, while an offsetting expense is included in cost of sales.

Advertising and Promotion Expenses

Advertising and promotion expenses are charged to operations in the period incurred and were $6.4 million, $5.3 million, and $4.6 million in fiscal years 2011, 2010, and 2009, respectively.

Comprehensive Income

Comprehensive income consists of net income and foreign currency translation adjustments.  NBP deems its foreign investments to be permanent in nature and does not provide for taxes on currency translation adjustments arising from converting the investment in a foreign currency to U.S. dollars.

Derivatives and Hedging Activities

NBP uses futures contracts in order to reduce exposure associated with entering into firm commitments to purchase live cattle at prices determined prior to the delivery of the cattle as well as firm commitments to sell certain beef products at sales prices determined prior to shipment. In accordance with ASC 815, Derivatives and Hedging, NBP accounts for futures contracts and their related firm purchase commitments at fair value. Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as “normal purchases and sales” and not marked to market.  ASC 815 imposes extensive recordkeeping requirements in order to treat a derivative financial instrument as a hedge for accounting purposes. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the instrument and the related change in fair value of the underlying commitment. For derivatives that qualify as effective hedges, the change in fair value has no net effect on earnings until the hedged transaction affects earnings. For derivatives that are not designated as hedging instruments, or for the ineffective portion of a hedging instrument, the change in fair value does affect current period net earnings.

While management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges under ASC 815 as a result of the extensive recordkeeping requirements of this statement. Accordingly, the gains and losses associated with the change in fair value of the instrument and the offsetting gains and losses associated with changes in the market value of certain of the firm purchase commitments related to the futures contracts are recorded to income and expense in the period of change.

The fair value of derivative assets is recognized within other current assets, while the fair value of derivative liabilities is recognized within accrued liabilities.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Earnings Per Unit

Under the LLC structure, earnings of the Company are to be distributed to unitholders based on their proportionate share of underlying equity, and, as a result, earnings per unit (EPU) has been presented in the accompanying Consolidated Statement of Operations and in the table that follows.

Basic EPU excludes dilution and is computed by first allocating a portion of net income attributable to USPB to Class A units and the remainder is allocated to Class B units. On November 2, 2009, the Company’s members approved changing the allocation of income from 33% to the Class A’s and 67% to the Class B’s to 10% to the Class A’s and 90% to the Class B’s.  Accordingly, for fiscal year 2010, the pro-rata share of income earned through November 1, 2009 was allocated 33% to the Class A’s and 67% to the Class B’s and the remainder of the income for the fiscal year was allocated 10% to the Class A’s and 90% to the Class B’s.  Income allocated to the Class A and Class B units is then divided by the weighted-average number of Class A and Class B units outstanding for the period to determine the basic EPU for each respective class of unit.   On March 27, 2010, the Class A and Class B units were de-linked, allowing the transfer of each class of units without a concurrent transfer of a unit of the other Class.

Diluted EPU reflects the potential dilution that could occur if potential Class A unit purchase rights were exercised or contractual appreciation rights were converted into units.   Upon termination of the CEO employment agreement and until eighteen months after the termination of the CEO employment agreement, at the election of the CEO, or upon mutual agreement of the Board of the Company and the CEO, the CEO may purchase up to 20,000 Class A units, or upon agreement of the CEO and the Board of the Company, the CEO may convert the contractual unit appreciation rights to up to 20,000 Class A units.  The diluted EPU reflects the circumstances of termination of the CEO employment agreement, and the election of CEO or agreement by the Board of the Company and the CEO for the CEO to purchase or convert contractual rights to the maximum 20,000 Class A units at $55 per unit for the periods as provided in the CEO employment agreement.  The CEO exercised his right to purchase 20,000 Class B units at an exercise price of $0 per unit in fiscal year 2009 and, as a result, there was no dilution for the Class B units in fiscal years 2011, 2010 and 2009.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income Per Unit Calculation
(thousands of dollars, except unit and per unit data)	2011	2010	2009
	(unaudited)	(unaudited)	(unaudited)
Basic income per unit:
Income attributable to USPB available to unitholders (numerator)
Class A	$16,759	$22,604	$32,995
Class B	$150,835	$138,347	$66,989

Weighted average outstanding units (denominator)
Class A	735,385	735,385	735,385
Class B	755,385	755,385	737,052

Per unit amount
Class A	$22.79	$30.74	$44.87
Class B	$199.68	$183.15	$90.89

Diluted income per unit:
Income attributable to USPB available to unitholders (numerator)
Class A	$16,759	$22,604	$32,995
Class B	$150,835	$138,347	$66,989

Weighted average outstanding Class A units	735,385	735,385	735,385
Effect of dilutive securities - Class A unit options	12,215	11,949	8,654
Units (denominator)	747,600	747,334	744,039

Weighted average outstanding Class B units	755,385	755,385	737,052
Effect of dilutive securities - Class B unit options	—	—	—
Units (denominator)	755,385	755,385	737,052

Per unit amount
Class A	$22.42	$30.25	$44.35
Class B	$199.68	$183.15	$90.89

(3)                     New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB), issued Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS under ASU 2011-04, or ASU 2011-04.  ASU 2011-04 amends ASC 820, Fair Value Measurements (ASC 820), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company’s third quarter of fiscal year 2012.  The amendments in ASU 2011-04 are to be applied prospectively.  The adoption of ASU 2011-04 is not expected to have a material effect on the Company’s consolidated financial statements, but may require certain additional disclosures.

In June 2011, the FASB issued Presentation of Comprehensive Income under ASU 2011-05 or ASU 2011-05.  ASU 2011-05 requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 will be effective for the Company’s first quarter of fiscal year 2013.  The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s condensed consolidated financial statements, but may require a change in the presentation of the Company’s comprehensive income from the statement of capital shares and equities, where it is currently disclosed, to the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The amendments in ASU 2011-05 are to be applied retrospectively.   The adoption of ASU 2011-05 is not expected to have a material effect on the Company’s consolidated financial statements.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In September 2011, the FASB issued Testing Goodwill for Impairment under ASU 2011-08, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities with the option of performing a qualitative assessment to determine whether impairment testing is necessary.  The revised standard will be effective for annual and interim goodwill impairment tests performed beginning in the first quarter of fiscal year 2013, with early adoption permitted under certain circumstances.  The Company is currently evaluating options related to early adoption.

(4)                 Acquisitions

On April 14, 2009, NBP, USPB’s majority owned subsidiary, redeemed all of the membership interests in NBP that were owned or controlled by its then Chief Executive Officer, John R. Miller, and an affiliate of its then General Counsel, Scott H. Smith, as well as 25% of the membership interests in NBP that were owned by affiliates of its current President and Chief Executive Officer, Timothy M. Klein.

In order to partially finance such redemptions, NBP created a new series of Class A units (Class A1 Units), a portion of which were issued to USPB for approximately $55.8 million.  Class A1 Units are non-voting and are entitled to a priority distribution of 7% per year on the face amount of the Class A1 Units.  For purposes of determining Class B ownership for liquidation or redemption, the Class A1 Units will be deemed to be converted to Class B units, but will remain Class A1 Units after such determination.  As a result, USPB’s ownership of NBP’s Class B ownership for liquidation or redemption purposes increased by 13.8385% to 69.3527%.

In addition to the $55.8 million cash consideration provided by USPB, NBP also borrowed $50 million to finance a portion of the redemptions.  Of these borrowings, $34.3 million is deemed additional purchase price for USPB, which brings the Company’s share of the total purchase price to $90.1 million.

The acquisition was accounted for by USPB using the purchase method. The following table summarizes the estimated fair values of the net assets acquired at the date of the acquisition.

(thousands of dollars)
Current assets	$52,342
Investments	95
Property, plant, and equipment	61,496
Tradenames (20 year lives)	480
Customer relationships (20 year lives)	36,091
Tradenames (indifinite lives)	5,160
Goodwill	5,009
Other assets	1,215
Current liabilities	(24,524)
Debt	(46,924)
Other liabilities	(299)
Total estimated fair value	$90,141

Had the acquisition of the membership interests occurred at the beginning of fiscal year 2009, pro forma net income attributable to USPB for fiscal year 2009, would have been $107.0 million.  Basic earnings per Class A unit for fiscal year 2009 would have been $48.03.  Basic earnings per Class B unit for fiscal year 2009 would have been $97.29.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)                 Long-Term Debt and Loan Agreements

The Company entered into various debt agreements in order to finance acquisitions and provide liquidity to operate the business on a going forward basis. As of August 27, 2011 and August 28, 2010, debt consisted of the following (thousands of dollars):

	August 27,	August 28,
	2011	2010
Short-term debt:
Current portion of long-term debt (a),(b)	$37,000	$21,030
Current portion of capital lease obligations and other (e)	1,486	1,382
	$38,486	$22,412
Long-term debt:
Term loan facility (b)	305,250	180,000
Industrial Development Revenue Bonds (c)	12,245	12,245
10 1/2% Senior Notes (d)	—	—
Revolving credit facility (a),(b)	—	27,000
Long-term capital lease obligations and other (e)	4,431	5,845
	$321,926	$225,090
Total debt	$360,412	$247,502

(a)   Master Loan Agreement

On July 28, 2011, USPB and CoBank entered into a Master Loan Agreement, Revolving Term Loan Supplement to the Master Loan Agreement, and Pledge Agreement.  These agreements replace the Amended and Restated Credit Agreement and Security Agreement dated June 22, 2009.

The Master Loan Agreement and the Revolving Term Loan Supplement provide for a $15 million revolving credit commitment.  That commitment carries a term of three years, maturing on June 30, 2014.  The Pledge Agreement provides CoBank with a first-priority security interest in USPB’s membership interests in, and Distributions from, NBP.

All of the $15 million revolving credit commitment was available at the end of fiscal year 2011.  Borrowings under the revolving credit commitment bear interest at the base rate or LIBOR rate plus applicable margin.

The Company was in compliance with all of the Master Loan Agreement debt covenants as of August 27, 2011.

(b)   Senior Credit Facilities

Effective as of June 4, 2010, NBP’s Credit Facility was amended and restated to:  (1) increase the borrowings under the Credit Facility by providing for a term loan facility of up to $375 million and a revolving line of credit of up to $250 million; (2) reduce the applicable margin on the rates of interest of the term loan and revolving line of credit; (3) revise the payment schedule of the term loan; (4) extend the maturity date of the Credit Facility to June 4, 2015; (5) remove limitations on capital expenditures; (6) add new financial covenants regarding adjusted net worth and a fixed charge coverage ratio; and (7) add two wholly owned subsidiaries, National Beef California, LP and National Carriers, Inc., as loan parties and guarantors.  The lender financing charges for the amended and restated Credit Facility of approximately $4.2 million are being amortized over the life of the loan.

On June 10, 2011, NBP’s Credit Facility was amended and restated to: (1) reduce the applicable margin by up to 0.75% for “LIBOR Rate” advances and “Base Rate” advances, (2) revise the “fixed charge coverage ratio” covenant provisions to provide the Company credit of up to $30 million for maintaining net asset borrowing base levels that exceed the lenders’ aggregate credit commitments under the Credit Facility in the calculation of the fixed charge

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

coverage ratio; and (3) extend the maturity date of the Credit Facility to June 4, 2016.  The related financing charges of approximately $0.8 million will be amortized over the life of the loan.

The borrowings under the Credit Facility bear interest at LIBOR or the Base Rate, plus the applicable margin.  The applicable margin for the revolving line of credit and the term loan will be as set forth on a grid based on different ratios of funded debt to EBITDA as depicted in the table below:

		Base Rate
		Advance Line
		of Credit and
		Swing Line	LIBOR Rate
Borrowing Base	Funded Debt to EBITDA	Loans and	Line of Credit
Availability Level	Ratio	Term Loans	Loan	LC Fees	Non-Use Fee
Level 1	Less than 1:50:1:00	0.75%	1.75%	1.75%	0.250%

Level 2	Greater than 1:50:1:00 and less than 2:50:1:00	1.00%	2.00%	2.00%	0.375%

Level 3	Greater than or equal to 2:50:1:00	1.50%	2.50%	2.50%	0.500%

As of August 27, 2011, the interest rate for the term loan was equal to 1.96%.  As of August 28, 2010, the interest rate for the term and revolving loans were equal to 2.79% and 3.66%, respectively.

The borrowings under the revolving loan are available for NBP’s working capital requirements, capital expenditures and other general corporate purposes.  The advance rates under the borrowing base are 90% on eligible accounts and 70% on eligible inventory.  The Credit Facility is secured by a first priority lien on substantially all of the assets of NBP and its subsidiaries.

Effective as of the June 10, 2011 amendment, the principal amount outstanding under the term loan is due and payable in equal quarterly installments of approximately $9.3 million.  All outstanding loan amounts are due and payable on June 4, 2016.  Prepayment of the loans is allowed at any time.

The Credit Facility contains customary affirmative covenants relating to NBP and its subsidiaries, including, without limitation, conduct of business, maintenance of insurance, compliance with laws, maintenance of properties, keeping of books and records, and the furnishing of financial statements.  The facility also contains customary negative covenants relating to NBP and its subsidiaries, including, without limitation, restrictions on:  distributions, mergers, asset sales, investments and acquisitions, encumbrances, affiliate transactions, and ERISA matters.  The ability of NBP and its subsidiaries to engage in other business, incur debt or grant liens is also restricted.

The Credit Facility contains customary events of default, including without limitation, failure to make payment when due, materially incorrect representations and warranties, breach of covenants, events of bankruptcy, default of other indebtedness that would permit acceleration of such indebtedness, the occurrence of one or more unstayed or undischarged judgments in excess of $3.0 million, changes in custody or control of NBP’s property, changes in control of NBP, or failure of any of the loan documents to remain in full force, and NBP’s failure to properly fund its employee benefit plans.  The Credit Facility also includes customary provisions protecting the lenders against increased cost or loss of yield resulting from changes in tax, reserve, capital adequacy and other requirements of law.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)   Industrial Development Revenue Bonds

Effective December 30, 2004, NBP entered into a transaction with the City of Dodge City, Kansas, designed to provide property tax savings.  Under the transaction, the City purchased NBP’s Dodge City facility, or the facility, by issuing $102.3 million in bonds due in December 2019, used the proceeds to purchase the Dodge City facility and leased the facility to NBP for an identical term under a capital lease.  NBP purchased the City’s bonds with the proceeds of its term loan under the Credit Facility.  Because the City has assigned the lease to the bond trustee for the benefit of NBP as the sole bondholder, NBP effectively controls enforcement of the lease against itself.  As a result of the capital lease treatment, the facility will remain a component of property, plant and equipment in NBP’s consolidated balance sheet.  As a result of the legal right of offset, the capital lease obligation and the corresponding bond investments have been eliminated in consolidation.  The transaction provides NBP with property tax exemptions for the leased facility, that, after netting payments to the City and local school district under payment in lieu of tax agreements, result in an annual property tax savings of approximately 25%.  The facility remains subject to a prior mortgage and security interest in favor of the lenders under the Credit Facility.  Additional revenue bonds may be issued to cover the costs of certain improvements to this facility.  The total amount of revenue bonds authorized for issuance is $120.0 million.

The cities of Liberal and Dodge City, Kansas issued an aggregate of $13.8 million of industrial development revenue bonds on NBP’s behalf to fund the purchase of equipment and construction improvements at NBP’s facilities in those cities. These bonds were issued in four series of $1.0 million, $1.0 million, $6.0 million and $5.9 million and are due on demand or on February 1, 2029, March 1, 2027, March 1, 2015 and October 1, 2009, respectively.  Because each series of bonds is backed by a letter of credit under the Credit Facility, these due-on-demand bonds have been presented as non-current obligations until twelve months prior to their maturity.  As of August 27, 2011, the amount outstanding on the $6.0 million series of bonds had been reduced to $3.4 million and the $5.9 million series were paid at maturity on October1, 2009.  Pursuant to a lease agreement, NBP leases the facilities, equipment and improvements from the respective cities and make lease payments in the amount of principal and interest due on the bonds.

The bonds issued in 1999 and 2000 are variable rate demand obligations that bear interest at a rate that is adjusted weekly, which rate will not exceed 10% per annum. The average per annum interest rate for each series of bonds was 0.3% in fiscal year 2011 and 0.5% in fiscal year 2010.  NBP has the option to redeem a series of bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption. The holders of the bonds have the option to tender the bonds upon seven days’ notice for an amount equal to par plus accrued interest. To the extent that the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

In connection with the Brawley Beef acquisition, NBP assumed the obligation under a Trust Indenture securing $6.8 million in California Pollution Control Financing Authority Tax-Exempt variable rate demand solid waste disposal revenue bonds dated as of October 1, 2001.  The bonds bear a rate that is adjusted weekly, which rate will not exceed 12% per annum.  The average per annum interest rate for this series of bonds for fiscal years 2011 and 2010 was 0.3% and 0.4%, respectively.  These bonds have a maturity date of October 1, 2016.  NBP has the option to redeem all or a portion of the bonds at any time for an amount equal to the principal plus accrued interest to the date of such redemption.  The holders of the bonds have the option to tender the bonds upon seven days’ notice for an amount equal to par plus accrued interest.  To the extent that the remarketing agent for the bonds is unable to resell any of the bonds that are tendered, the remarketing agent will use the letter of credit to fund such tender.

On December 17, 2010, National Beef Leathers, LLC (NBL) a subsidiary of NBP, entered into various agreements with the city of St. Joseph, Missouri, designed to provide

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NBP property tax savings.  Under the transaction, the city of St. Joseph issued $14.5 million in bonds due in December 2022, used the proceeds to purchase equipment within the NBL facility and subsequently leased the equipment back to NBP for an identical term under a capital lease.  NBP purchased the City’s bonds with proceeds of the term loan under the Credit Facility.  Because the city of St. Joseph has assigned the lease to the bond trustee for the benefit of NBP as the sole bondholder, NBP effectively controls enforcement of the lease against itself.  As a result of the capital lease treatment, the equipment will remain a component of property, plant and equipment in NBP’s consolidated balance sheet.  As a result of the legal right of offset, the capital lease obligation and the corresponding bond investments will be eliminated in consolidation.

(d)          10 ½% Senior Notes

During the year ended August 28, 2010, NBP purchased and cancelled the remaining approximately $66.9 million of its senior notes.  No material gains or losses were incurred as a result of the purchase and cancellation of these senior notes.

(e)   Capital and Operating Leases

NBP leases a variety of buildings and equipment, some of which were acquired through the Brawley Beef acquisition, as well as tractors and trailers through its subsidiary National Carriers, under capital and operating lease agreements that expire in various years.  Future minimum lease payments required at August 27, 2011, under capital leases and non-cancelable operating leases with terms exceeding one year, are as follows (thousands of dollars):

		Non-Cancelable
	Capital	Operating
	Lease	Lease
	Obligations	Obligations
For the fiscal years ended August:
2012	$1,775	$12,866
2013	1,745	9,647
2014	3,024	8,633
2015	—	5,283
2016	—	2,008
Thereafter	—	2,717
Net minimum lease payments	$6,544	$41,154
Less amount representing interest	(707)
Present value of net minimum lease payments	$5,837

Rent expense associated with operating leases was $14.1 million, $14.1 million, and $14.5 million for fiscal years 2011, 2010 and 2009, respectively.  NBP expects that it will renew lease agreements or enter into new leases as the existing leases expire.

The aggregate minimum principal maturities of the long-term debt for each of the five fiscal years and thereafter following August 27, 2011, are as follows (thousands of dollars):

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Minimum
Principal
Maturities
Fiscal Year ending August:
2012	$38,486
2013 (1)	38,543
2014	39,888
2015	40,430
2016	194,250
Thereafter	8,815
$360,412

(1) Fiscal year 2013 consists of 53 weeks

Other Commitments

Effective December 30, 2004, NBP finalized an agreement with the City of Dodge City, Kansas, whereby in consideration of certain improvements made to the city water and wastewater systems, NBP committed to make a series of service charge payments totaling $19.3 million over a 20 year period, of which $0.8 million, $1.7 million, and $1.4 million was paid in each of the fiscal years 2011, 2010 and 2009, respectively.  Payments under the commitment will be $0.8 million in each of the fiscal years 2012 through 2016, with the remaining balance of $6.5 million to be paid in subsequent years.

NBP makes verbal commitments to cattle producers to purchase cattle about one week in advance of delivery of the live animals to its plants, with the actual price paid for the cattle determined after the cattle are delivered and inspected at NBP’s facilities.   NBP’s cattle commitments as of August 27, 2011 were $73.4 million.

(6)                     Employee Compensation and Benefits

The cooperative established a phantom stock option plan for the CEO which provided for the issuance of 20,000 phantom stock options with an exercise price of $55 per share, all of which had been issued and were exercisable upon election. In connection with the conversion described in Note 12, this phantom stock option plan was converted into a phantom unit plan in a similar fashion as the conversion of cooperative shares to LLC units.  The 20,000 phantom stock options converted into 20,000 phantom Class A units and 20,000 phantom Class B units with an exercise price of $55 per unit and $0 per unit, respectively.  In August 2009, the CEO exercised 20,000 Class B units at an exercise price of $0 per unit.  The Company recognizes compensation expense for the CEO’s Class A phantom units for the difference between the fair market value for the Class A units and the $55 exercise price.  For the CEO’s phantom plan, an increase in compensation expense of $1.0 million was recognized in fiscal year 2011, a decrease in compensation expense of $0.4 million was recognized in fiscal year 2010, and an increase of $1.5 million was recognized in fiscal year 2009.

In September 2010, USPB’s Board of Directors approved a management phantom unit plan.   The phantom unit plan provides for the award of unit appreciation rights to management employees of USPB, other than the CEO.  USPB’s CEO administers the phantom unit plan and awards “Phantom Units” (Class A and Class B Units) to employees in amounts determined by the CEO, subject to the total Phantom Unit amount approved by the Board of Directors of USPB.  During fiscal year 2011, a total of 5,000 Class A phantom units and 5,000 Class B phantom units were awarded to management employees, with a strike price of $118 and $157, respectively.  The phantom units will vest over a 5 year period. For the management phantom plan, an increase in compensation expense of $0.8 million was recognized in fiscal year 2011.

The Company maintains a tax-qualified employee savings and retirement plan (401(k) Plan) covering the Company’s non-union employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 75% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

401(k) Plan. The 401(k) Plan provides for additional matching contributions by the Company, based on specific terms contained in the 401(k) Plan. The trustee of the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in designated investment options.  The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code. Expenses related to the 401(k) Plan totaled approximately $1.1 million, $0.9 million, and $0.7 million for fiscal years 2011, 2010, and 2009, respectively.

NBP has agreed to make contributions to the United Food and Commercial Workers International Union-Industry Pension Fund (UFCW Plan) for employees covered by a collective bargaining agreement as provided for in that agreement.  Expenses related to the UFCW Plan totaled approximately $0.9 million, $0.8 million and $0.7 million for fiscal years 2011, 2010 and 2009, respectively.

Postretirement Benefits—Certain former employees are covered by an unfunded postretirement benefit plan that provides medical and dental benefits.  Costs associated with this plan, which relate primarily to insurance premiums, benefit payments and changes in the accumulated benefit obligation were approximately $0.1 million, $0.0 million, and $0.2 million, for fiscal years 2011, 2010 and 2009, respectively, and are included in other, net.

The health care trend rate used to value the accumulated benefit obligation at August 27, 2011 is a rate of 8.0% per year, declining by 0.5% per year to an ultimate rate of 5.0% in 2017 and thereafter.  The discount rate used to value the accumulated benefit obligation is 5%.  The unfunded accumulated benefit obligation was $1.4 million and $1.4 million at August 27, 2011 and August 28, 2010, respectively, and has been recorded in the consolidated financial statements as non-current other liabilities.

(7)                 Other Income

Other non-operating income, net was $0.3 million, for the fiscal year ended 2011 while other non-operating expense, net was $7.3 million, and $6.4 million in the fiscal years ended 2010 and 2009, respectively.  Other, net includes miscellaneous non-operating items of income and expense such as adjustments to unamortized loan costs as discussed in Note 2. Basis of Presentation and Accounting Policies, Debt Issuance Costs, adjustments to postretirement benefits costs as discussed in Note 6 Employee Compensation and Benefits, and gains or losses on the disposal of fixed assets as discussed in Note 2. Basis of Presentation and Accounting Policies, Property, Plant and Equipment, and disclosed on the consolidated statements of cash flows.  Other non-operating income, net for fiscal year 2011 primarily includes approximately $1.5 million of income related to gains on the sale of fixed assets, which was partially offset by $0.8 million in expenses related to an abandoned IPO effort.  Other non-operating expense, net for fiscal year 2010 primarily includes approximately $2.4 million related to tannery litigation and approximately $2.2 million related to an abandoned IPO effort.  In addition, other non-operating expense, net includes approximately $3.3 million accrued for a potential settlement of a dispute with the city of Dodge City, Kansas pertaining to the transfer of certain water rights.  Other non-operating expense, net for fiscal year 2009 includes approximately $5.6 million in legal fees which was primarily related to the termination of a purchase agreement in February 2009 and approximately $1.5 million related to the write-off of debt issuance costs.  In addition, approximately $0.7 million of obsolete parts were written off at NBP’s case ready facilities during fiscal year 2009.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)                 Income Taxes

Income tax expense includes the following current and deferred provisions (thousands of dollars):

	52 weeks ended	52 weeks ended	52 weeks ended
	August 27,	August 28,	August 29,
	2011	2010	2009
Current provision:
Federal	$1,689	$61	$144
State	1,422	958	733
Foreign	54	80	77
Total current tax expense	3,165	1,099	954
Deferred provision:
Federal	(500)	(144)	32
State	(75)	(16)	(21)
Foreign	—	—	—
Total deferred tax expense	(575)	(160)	11
Total income tax expense	$2,590	$939	$965

Income tax expense differed from the “expected” income tax (computed by applying the federal income tax rate of 35% to net income attributable to USPB before income taxes) as follows (thousands of dollars):

	52 weeks ended	52 weeks ended	52 weeks ended
	August 27,	August 28,	August 29,
	2011	2010	2009
Computed “expected” income tax expense	$59,564	$56,661	$35,332
Passthrough “expected” income tax expense	(58,339)	(56,656)	(35,066)
State taxes, net of federal	1,264	928	686
Other	101	6	13
Total income tax expense	$2,590	$939	$965

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 27, 2011 and August 28, 2010 are presented below (thousands of dollars):

	August 27,	August 28,
	2011	2010
Deferred tax assets:
Accounts receivable, due to allowance for doubtful accounts	$247	$189
Intangible assets	336	370
Self-insurance and workers compensation accruals	1,171	1,044
Employee benefit accruals	44	27
Plant and equipment, principally due to differences in depreciation	40
Total gross deferred tax assets	1,838	1,630
Deferred tax liabilities:
Prepaid assets	5	43
Property, plant, and equipment, principally due to differences in depreciation	444	718
Total gross deferred tax liabilities	449	761
Net deferred tax assets	$1,389	$869

Net deferred tax assets and liabilities at August 27, 2011 and August 28, 2010 are included in the consolidated balance sheet as follows (thousands of dollars):

	August 27,	August 28,
	2011	2010
Other current assets	$1,838	$1,630
Other liabilities	449	761
	$1,389	$869

Deferred tax assets and liabilities relate primarily to the operations of National Carriers, Inc.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

There was no valuation allowance provided for at August 27, 2011 and August 28, 2010.  Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

(9)                 Related Party Transactions

All of the Company’s directors hold units of the Company.  By virtue of their ownership of the units, each of these individuals is obligated to deliver cattle to the Company. The amount and terms of the payments received by these individuals (or the entities they represent) for the delivery of cattle are made on exactly the same basis as those received by other unitholders of the Company for the delivery of their cattle.

USPB facilitates the delivery of cattle annually to NBP through its unitholders and associates.  During the fiscal years 2011, 2010 and 2009, USPB’s unitholders and associates provided approximately 20%, 20% and 20%, respectively, of NBP’s cattle requirements.  The purchase price for the cattle is determined by NBP’s pricing grid, which, under the terms of the agreement with USPB, must be competitive with the pricing grids of NBP’s competitors and may not be less favorable than pricing grids offered to other suppliers.

At August 27, 2011 and August 28, 2010, the Company had payables to unitholders in the amount of $0.0 million and $0.0 million, respectively.  At August 27, 2011 and August 28, 2010, the Company had receivables from unitholders and associates in the amount of $0.1 million and $0.1 million, respectively.

NBP entered into various transactions with a company affiliated with NBPCo Holdings in the ordinary course of business. Sales transactions were based upon prevailing market prices, and purchases were on terms no less favorable to NBP than would be obtained from an unaffiliated party.

During fiscal years 2011, 2010, and 2009, NBP had sales and purchases with the following related parties (thousands of dollars):

	52 weeks ended	52 weeks ended	53 weeks ended
	August 27, 2011	August 28, 2010	August 29, 2009
Sales to:
Beef Products, Inc. (1)	$170,227	$120,362	$96,896
Total Sales to Affiliate	$170,227	$120,362	$96,896

Purchases from:
Beef Products, Inc. (1)	$47,508	$40,649	$28,930
Total Purchases from Affiliate	$47,508	$40,649	$28,930

(1) Beef Products, Inc. (BPI) is an affiliate of NBPCo Holdings

At August 27, 2011 and August 28, 2010, the amounts due from Beef Products, Inc. (BPI) for sale of beef trimmings were approximately $5.8 million and $5.0 million, respectively.  At August 27, 2011 and August 28, 2010, the amounts due to BPI for the purchase of processed lean beef were approximately $0.5 million and $0.7 million, respectively.

In January 2007, NBP entered into an agreement with BPI for BPI to manufacture and install a grinding system in one of its plants.  In accordance with the agreement with BPI, NBP is to pay BPI a technology and support fee based on the number of pounds of product produced using the grinding system.  The installation of the grinding system was completed in fiscal year 2008.  During fiscal years 2011, 2010 and 2009, NBP paid approximately $2.0 million, $1.9 million, and $1.7 million, respectively, to BPI in technology and support fees.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)              Fair Value Measurements

The Company determines fair value utilizing a three-level fair value hierarchy that prioritizes the inputs used to measure fair value.  The fair value hierarchy gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of inputs used to measure fair value are as follows:

•                  Level 1 — quoted prices in active markets for identical assets or liabilities accessible by the reporting entity.

•                  Level 2 — observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•                  Level 3 — unobservable inputs for an asset or liability.  Unobservable inputs should only be used to the extent observable inputs are not available.

The following table details the assets and liabilities measured at fair value on a recurring basis as of August 27, 2011 and August 28, 2010, and the level within the fair value hierarchy used to measure each category of assets (thousands of dollars).

		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable
Description	August 27, 2011	(Level 1)	(Level 2)	Inputs (Level 3)

Other current assets - derivatives	$4,022	$—	$4,022	$—

Other accrued expenses and liabilities - derivatives	$5,860	$5,860	$—	$—

Non-controlling interests in NBP	$351,071	$—	$75,922	$275,149

		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable
Description	August 28, 2010	(Level 1)	(Level 2)	Inputs (Level 3)

Other current assets - derivatives	$15,563	$61	$15,502	$—

Other accrued expenses and liabilities - derivatives	$14,672	$14,672	$—	$—

Non-controlling interests in NBP	$291,746	$—	$61,854	$229,892

Management has used certain agreed-upon contractual redemption prices in measuring the fair value of the Klein Affiliates non-controlling interest, which is included in Level 2 as of August 27, 2011 and August 28, 2010.  NBPCo Holdings non-controlling interest is based upon unobservable inputs and was included in Level 3 as of August 27, 2011 and August 28, 2010.

The following table presents a reconciliation of non-controlling interest measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the fiscal year ended August 27, 2011 (thousands of dollars).

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Fiscal Year Ending
August 27, 2011

Balance at August 28, 2010	$229,892
Allocation of net income	64,287
Class A priority distribution	(2,945)
Class B distributions	(31,682)
Equity distributions	(37,156)
Appraisal valuation adjustment	52,753
Balance at August 27, 2011	$275,149

(11)              Disclosure About Derivative Instruments and Hedging Activities

As part of NBP’s ongoing operations, NBP is exposed to market risks such as changes in commodity prices.  To manage these risks, NBP may enter into the following derivative instruments pursuant to our established policies:

•                 Forward purchase contracts for cattle for use in our beef plants

•                 Exchange traded futures contracts for cattle

•                 Exchange traded futures contracts for grain

While management believes each of these instruments help mitigate various market risks, they are not designated and accounted for as hedges as a result of the extensive recordkeeping requirements associated with hedge accounting.  Accordingly, the gains and losses associated with the change in fair value of the instruments are recorded to net sales and cost of goods sold in the period of change.  Certain firm commitments for live cattle purchases and all firm commitments for boxed beef sales are treated as normal purchases and sales and not recorded at fair value.

NBP enters into certain commodity derivatives, primarily with a diversified group of highly rated counterparties.  The maximum amount of loss due to the credit risk of the counterparties, should the counterparties fail to perform according to the terms of the contracts, is deemed to be immaterial as of August 27, 2011 and August 28, 2010.  The exchange-traded contracts have been entered into under a master netting agreement.  None of the derivatives entered into have credit-related contingent features.  NBP has $14.5 million and $19.9 million in cash collateral posted on its derivative liabilities included in other assets on the consolidated balance sheet as of August 27, 2011 and August 28, 2010, respectively.

The following table presents the fair values and other information regarding derivative instruments not designated as hedging instruments as of August 27, 2011 and August 28, 2010 (thousands of dollars):

	Derivative Asset		Derivative Liability
	Balance Sheet		Balance Sheet
August 27, 2011	Location	Fair Value	Location	Fair Value

Commodity contracts	Other current assets	$4,022	Other accrued expenses and liabilities	$5,860
Total		$4,022		$5,860

	Derivative Asset		Derivative Liability
	Balance Sheet		Balance Sheet
August 28, 2010	Location	Fair Value	Location	Fair Value

Commodity contracts	Other current assets	$15,563	Other accrued expenses and liabilities	$14,672
Total		$15,563		$14,672

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the impact of derivative instruments on the Consolidated Statement of Operations for the fiscal years ended August 27, 2011, August 28, 2010, and August 29, 2009 (thousands of dollars):

	Location of Gain (Loss)	Amount of Gain (Loss) Recognized in Income On Derivatives
Derivatives Not Designated	Recognized in Income on	Fiscal year ended
as Hedging Instruments	Derivatives	August 27, 2011	August 28, 2010	August 29, 2009

Commodity contracts	Net sales	$6,975	$14,860	$(37,386)
Commodity contracts	Cost of sales	(33,829)	(2,397)	22,224
Total		$(26,854)	$12,463	$(15,162)

(12)          Capital Shares and Equities

LLC Structure

On August 18, 2004, the shareholders of U.S. Premium Beef, Ltd. approved the conversion of the cooperative into a Delaware LLC (Conversion).  Under the new ownership structure, each share of common stock of the cooperative was converted to one unit of Class A interest and one unit of Class B interest.  Immediately following the Conversion, there were 691,845 Class A units and 691,845 Class B units.  For a period of time determined by the board of directors, each Class A unit was linked to its corresponding Class B unit and each pair of linked units was required, if transferred, to be transferred together.  On March 27, 2010, the board of directors amended USPB’s LLC Agreement to enable the Class A and Class B units to be transferred separately.  Patronage Refunds for Reinvestment in the cooperative were carried over at their face amount as Patronage Notices.

On June 1, 2006, U.S. Premium Beef’s majority owned subsidiary, NBP, completed the acquisition of the assets of Brawley Beef.  As a result of the acquisition, USPB issued 44,160 new Class A units and 44,160 new Class B units to Brawley Beef in exchange for 44,160 limited partnership units in National Beef California, LP (NBC), a subsidiary of National Beef.  USPB then exchanged the limited partnership units with National Beef for a higher ownership percentage in National Beef.  Immediately following the issuance, there were 736,005 Class A units and 736,005 Class B units.

Class A Units.  When the Conversion occurred, holders of USPB Class A units were entitled to a pro rata share of 33% of the profits and losses; to receive distributions of USPB’s net cash flow when declared by the board of directors; to participate in the distribution of USPB’s assets if it dissolves or liquidates after payment of the Patronage Notices, and to vote on matters submitted to a vote of USPB’s unitholders.  On November 9, 2009, USPB members approved an amendment to USPB’s limited liability company agreement that changed the allocation of profits and losses to Class A unitholders to 10%.  Holders of USPB Class A units, committed under Uniform Cattle Delivery and Marketing Agreements, have the right and obligation to deliver one head of cattle to USPB annually for each unit held.

Class B Units.  When the Conversion occurred, holders of USPB Class B units were entitled to a pro rata share of 67% of the profits and losses; to receive distributions of USPB’s net cash flow when declared by the board of directors; to participate in the distribution of USPB’s assets if it dissolves or liquidates after the payment of the Patronage Notices, and to vote on matters submitted to a vote of USPB’s unitholders.  On November, 9, 2009, USPB members approved an amendment to USPB’s limited liability company agreement that changed the allocation of profits and losses to Class B unitholders to 90%.  Holders of USPB Class B units have no cattle delivery commitment.

Patronage Notices.  Patronage Notices do not constitute units or membership interests in the Company, and holders will not be unitholders or associates of the Company by virtue of holding Patronage Notices. As was the case in the cooperative, Patronage Notices will be paid by the Company at such time and in such amounts as may be determined by the board of directors in its

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

sole and absolute discretion. Upon liquidation, holders of Patronage Notices will be paid before holders of Class A and Class B interests.  Patronage Notices carry no other or additional rights.

(13)              Non-controlling Interest

At any time after certain dates, the earliest being July 31, 2010, the latest being July 31, 2011, certain affiliates of NBP’s Chief Executive officer, Timothy M. Klein (collectively referred to herein as “the Klein Affiliates”), and/or NBPCo Holdings have the right to request that NBP repurchase their interests, the value of which is to be determined by a specified formula or a mutually agreed appraisal process.  If NBP is unable to effect the repurchase within a specified time, the requesting member(s) have the right to cause a sale process to commence.

Generally accepted accounting principles require the Company to determine the fair value of the non-controlling interest in NBP at the end of each reporting period.  The carrying value of non-controlling interest in NBP reflects fair value.  In determining the fair value of the non-controlling interest in NBP held by NBPCo Holdings as of August 27, 2011 and August 28, 2010, management has considered previous redemption prices, valuations of peer companies and other factors.  The non-controlling interest in NBP held by the Klein Affiliates as of August 27, 2011 and August 28, 2010 was valued based upon a contractually stipulated valuation formula.

At August 27, 2011, the value of the non-controlling interest in NBP was determined to be $351.1 million, which was equal to its carrying value.  The total value of the non-controlling interest in NBP at August 27, 2011, increased by approximately $53.8 million compared to the value at August 28, 2010.  The carrying value of the non-controlling interest in NBP increased approximately $68.7 million through valuation changes during the fiscal year ending August 27, 2011, resulting in the $351.1 million carrying value, as reflected in the accompanying consolidated balance sheet as of August 27, 2011.  Offsetting the change in the value of the non-controlling interest in NBP is a corresponding change in the members’ capital.

(14)              Legal Proceedings

NBP is a party to a number of lawsuits and claims arising out of the operation of its business.  Management believes the ultimate resolution of such matters should not have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

(15)              Business Segments

ASC 820, Disclosures about Segments of an Enterprise and Related Information establishes annual and interim reporting standards for operating segments of a company. It also requires entity wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. USPB is not organized by multiple operating segments for the purpose of making operating decisions or assessing performance. Accordingly, USPB operates in one operating segment and reports only certain enterprise-wide disclosures.

Customer Concentration

In the fiscal years 2011, 2010 and 2009 one customer with its consolidated subsidiaries represented 8.7%, 9.5% and 9.6% , respectively, of total sales, with no other customer representing more than 3.3%, 3.0% and 4.0%, respectively, of total sales.

Sales to Foreign Countries

NBP had sales outside the United States of America in the fiscal years 2011, 2010 and 2009 of approximately $865.2 million, $636.9 million and $608.2 million, respectively.  No single country outside the United States of America accounted for more than 3.6% of total sales. The amount of assets maintained outside the United States of America is not material.

U.S. PREMIUM BEEF, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)              Quarterly Results (Unaudited)

Selected quarterly financial data for fiscal years 2011 and 2010 is set forth below (dollars in thousands, except per unit data):

			Net
			Income
		Operating	Attributable	Basic Earnings Per		Diluted Earnings Per
	Net Sales	Income	to USPB	Class A Unit	Class B Unit	Class A Unit	Class B Unit
2011 quarterly results:
November 27, 2010	$1,587,320	$54,398	$35,449	$4.82	$42.24	$4.75	$42.24
February 26, 2011	1,652,606	60,615	38,051	$5.17	$45.34	$5.09	$45.34
May 28, 2011	1,772,903	62,469	39,931	$5.43	$47.58	$5.34	$47.58
August 27, 2011	1,836,638	83,434	54,163	$7.37	$64.53	$7.24	$64.53
	$6,849,467	$260,916	$167,594

2010 quarterly results:
November 28, 2009	$1,342,610	$43,350	$25,465	$9.06	$24.89	$8.92	$24.89
February 27, 2010	1,340,926	54,245	31,233	$4.25	$37.21	$4.18	$37.21
May 29, 2010	1,537,879	80,390	51,992	$7.07	$61.95	$6.96	$61.95
August 28, 2010	1,586,514	83,438	52,261	$7.11	$62.27	$6.99	$62.27
	$5,807,929	$261,423	$160,951

APPENDIX E

Form of Proxy Card

E-1

U.S. PREMIUM BEEF, LLC

SPECIAL MEETING OF MEMBERS

December 29, 2011

4:00 P.M. Central Time

Hilton-Kansas City Airport

8801 NW 112th St.

Kansas City, Missouri 64153

U.S. Premium Beef, LLC
P.O. Box 20103
Kansas City, Missouri 64195	proxy

This proxy is solicited by the Board of Directors for use at the Special Meeting of Members to be held on December 29, 2011.

The undersigned member of U.S. Premium Beef, LLC (“USPB”) hereby acknowledges receipt of the Notice of Special Meeting of Members of USPB and the accompanying Proxy Statement, each dated December 5, 2011, and hereby appoints Mark R. Gardiner and Steven D. Hunt, or either of them, with full power to act alone and with full power of substitution, to act on behalf of and represent the undersigned at the Special Meeting of Members to be held on December 29, 2011, or at any adjournment thereof, and to vote, as indicated on the reverse side, all of the Class A Units and/or Class B Units (collectively, the “Units”) and any voting rights associated with membership in USPB which the undersigned would be entitled to vote if personally present at said meeting, hereby revoking all proxies previously granted.  The above named individuals are further authorized to vote such Units and any voting rights associated with such membership in their discretion upon any other business that may properly come before the meeting, or any adjournment thereof in their discretion.

If no choice is specified, the proxy will be voted “FOR” Items 1 and 2.

See reverse side for voting Instructions.

There are three ways to vote your Proxy

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we’ve provided or return it to U.S. Premium Beef, LLC, c/o Scott J. Miller.  Proxy cards submitted by mail will need to be received by 8:00 a.m. on December 29, 2011 (or prior to any applicable adjournment or postponement of the meeting) to be included in the voting results.

VOTE BY FAX

Mark, sign and date your proxy card and FAX it to 816-713-8810.  Proxy cards submitted by fax will need to be received by 2:00 p.m. on December 29, 2011 (or prior to any applicable adjournment or postponement of the meeting) to be included in the voting results.

VOTE BY HAND DELIVERY

Mark, sign and date your proxy card, seal it in the envelope provided and hand deliver it to U.S. Premium Beef, LLC or an officer or director of USPB at or prior to the Special Meeting or any applicable adjournment or postponement of the Special Meeting.

If you vote by FAX, or hand delivery, please do not mail your Proxy Card

The Board of Directors Recommends a Vote FOR Items 1 and 2

1. To consider and vote upon a proposal to adopt and approve the Membership Interest Purchase Agreement, dated as of December 5, 2011, among Leucadia National Corporation (“LUK”), National Beef Packing Company, LLC (“NBP”), the several members of NBP including USPB, and TMK Holdings, LLC, and approve the transactions contemplated thereby (which are sometimes referred to in the accompanying proxy statement as the “proposed transaction” or “proposed transactions”); and

☐ For	☐ Against

2. To grant the persons named as proxies discretionary authority to vote to adjourn the special meeting, if necessary, for the purpose of soliciting additional proxies to vote in favor of the approval and adoption of the Membership Interest Purchase Agreement and approval of the proposed transaction.

☐ For	☐ Against

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Date

Signature in Box

Please sign exactly as your name appears on Proxy. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.